This Form CB contains 282 pages, including all exhibits

05065386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH. D.C. 192 SECTION

PBB Global Logistics Income Fund
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Livingston International Income Fund
405 The West Mall, Suite 400
Toronto, Ontario M9C 5K7 Canada
1-800-387-7582 ext. 3109
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

69317H
(CUSIP Number of Class of Securities (if applicable))

Kenneth Chalmers
PBB Global Logistics Income Fund
33 Walnut Street, P.O. Box 40
Fort Erie, Ontario L2A 5M7 Canada
905-871-1606
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

October 21, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 21, 2005 (the "Offer and Circular") relating to the offer (the "Offer") by Livingston International Income Fund (the "Offeror") to purchase all of the outstanding trust units of PBB Global Logistics Income Fund.
B.	Letter of Acceptance and Transmittal, dated October 21, 2005,

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.
4	The comparative interim financial statements for the period ended June 30, 2005 of the Offeror.
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.
7	The material change report of the Offeror dated March 2, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch Inc.
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Offeror's Units (the "Units") at $20.15 per Unit.
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch Inc.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Livingston International Income Fund is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Livingston International Income Fund will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIVINGSTON INTERNATIONAL INCOME FUND

By: [signature]

Name: Peter Luit
Title: President and Chief Executive Officer, Livingston International Inc.
Date: October 24, 2005

P5

Attachment A

P6

Livingston International Income Fund
405 The West Mall, Suite 400
Toronto ON
Canada M9C 5K7

416 626-2800
Fax 416 622-3890
www.livingstonintl.com

LIVINGSTON

October 21, 2005

Dear Unitholder of PBB Global Logistics Income Fund:

We are pleased to enclose the offer of Livingston International Income Fund to acquire all of the trust units of PBB Global Logistics Income Fund on the basis of 0.92 of a trust unit of Livingston for each PBB unit (subject to adjustment as provided under the offer). The terms and conditions of the offer are contained in the accompanying offer and takeover bid circular dated October 21, 2005. We urge you to review it and to act on this opportunity to receive a significant premium on your investment, and to continue to participate as a unitholder of a stronger, larger and more financially prudent income trust.

A Significant Premium
The exchange ratio of 0.92 of a Livingston unit per PBB unit (subject to adjustment as provided under the offer) represents a value of approximately $16.74 per PBB unit and a premium of approximately 17%, based on the closing prices of the Livingston units and the PBB units on the Toronto Stock Exchange (the "TSX") on October 18, 2005, the last trading date prior to the announcement of the offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston units and the PBB units on the TSX for the 20 days ended October 18, 2005. PBB unitholders are urged to obtain current market quotations for the Livingston units and PBB units. We believe the premium we are offering represents a full and fair value for your PBB units.

A Stronger Income Trust
The operations underlying Livingston and PBB are complementary and we believe that the rationale for combining them is compelling for the unitholders of both income trusts. Together, these operations should have a stronger competitive position and greater opportunities for growth, using their combined expertise. We expect this to reduce operating risk while allowing for increased cross-selling of services. The larger scale of the operations should also mean enhanced cost-effectiveness for customers by taking advantage of the potential synergies inherent in the combination.

PBB unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of $479 million (based on October 18, 2005 values) – approximately 1.6 times the current market capitalization of Livingston and approximately 3.1 times that of PBB.

We believe you should also consider the record of Livingston's management, which has proven its ability to manage and integrate acquisitions and create significant unitholder value. Since its initial public offering on February 11, 2002 to October 18, 2005, Livingston's unit price has increased by approximately 82% and has generated a total return, including reinvestment of distributions, of approximately 144%. Livingston has also increased its cash distributions five times, from $0.096 per month per unit after its initial public offering to the current rate of $0.129 per month per unit, representing a 34.4% increase since Livingston's initial public offering, while maintaining leverage near or below 1.0 times EBITDA.

Lastly, given Livingston's historically conservative leverage and prudent payout ratio, we expect that if the combination is completed, the combined entity would have a distribution payout ratio that is significantly more prudent than PBB's current distribution payout ratio, which we believe has been greater than 100% for an extended period of time (whereas Livingston's annual payout ratio has been at or under 85.2% for the last 3 fiscal years).

The Need to Act
In order for the offer to proceed, among other things, at least two-thirds of the PBB units (including those held by Livingston and its subsidiaries, if any), on a fully-diluted basis, need to be tendered and not withdrawn by midnight (Vancouver time) on November 25, 2005, unless the Offer is withdrawn, varied or extended. As your PBB units are held in "book entry form" by the Canadian Depository for Securities Limited, in order to tender

your PBB units to the offer, you will need to complete the documentation and follow the instructions provided by your broker or other nominee. For more information about the tendering process, please see Section 3 of the Offer, "Manner of Acceptance".

Should you have any questions about the offer, please contact Georgeson Shareholder Communications Canada Inc., the Information Agent for the offer, toll-free at 1-866-519-9056. Before you make your decision, you may also wish to consult your stockbroker or other financial advisor.

We hope you will give this offer your careful and immediate attention and that, like us, you are convinced of the benefits of combining these two income trusts into one larger and stronger investment vehicle, in addition to the significant premium you will immediately receive on your PBB units.

Yours sincerely,

LIVINGSTON INTERNATIONAL INCOME FUND

President and Chief Executive Officer
Livingston International Inc.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

October 21, 2005

LIVINGSTON INTERNATIONAL INCOME FUND

LIVINGSTON

Advancing Cross-Border Trade

OFFER TO PURCHASE

all of the outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

on the basis of 0.92 of a trust unit of
Livingston International Income Fund for each trust unit of
PBB Global Logistics Income Fund (subject to adjustment as provided herein)

This offer to purchase (the "**Offer**") all of the outstanding trust units (the "**PBB Units**") of PBB Global Logistics Income Fund ("**PBB Fund**") by Livingston International Income Fund (the "**Offeror**" or the "**Livingston Fund**") will be open for acceptance until midnight (Vancouver time) on November 25, 2005 (the "**Expiry Time**"), unless withdrawn, varied or extended.

The Offer is conditional upon, among other things, conditions substantially similar to the following: (a) the valid deposit under the Offer and non-withdrawal of (together with any PBB Units owned by the Offeror or its subsidiaries) at least 66⅔% of the PBB Units, on a fully-diluted basis; and (b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to the Offeror. **The conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".**

The units of the Offeror (the "**Livingston Units**") are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIV.UN". The PBB Units are listed and posted for trading on the TSX under the symbol "PBB.UN". The closing prices of the Livingston Units and the PBB Units on October 18, 2005, the last trading day prior to the announcement of the Offer, were $18.20 and $14.30, respectively.

THE OFFER REPRESENTS A VALUE OF APPROXIMATELY $16.74 PER PBB UNIT AND A PREMIUM OF APPROXIMATELY 17%, BASED ON THE CLOSING PRICES OF THE LIVINGSTON UNITS AND THE PBB UNITS ON THE TSX ON OCTOBER 18, 2005 AND A PREMIUM OF APPROXIMATELY 30%, BASED ON THE VOLUME WEIGHTED AVERAGE TRADING PRICES OF THE LIVINGSTON UNITS AND THE PBB UNITS ON THE TSX FOR THE 20 DAYS ENDED OCTOBER 18, 2005.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free:
1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325
Facsimile: (416) 862-3010

In the accompanying Offer and Circular, unless otherwise specified, all references to ''dollars'' or ''$'' are to Canadian dollars and all references to ''US dollars'' or ''US$'' are to United States dollars.

The information concerning PBB and PBB Fund contained in the Offer and Circular is based upon publicly available information. Although the Offeror has no knowledge that would indicate that any statements contained in the Offer and Circular taken from or based on such documents or records are untrue or incomplete, the Offeror assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. No Person has been authorized to give any information or to make any representations in connection with the transactions other than those contained in the Offer and Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Offeror.

PBB Unitholders should not construe the contents of the Offer and Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

An investment in the Livingston Units is subject to a number of risks that should be considered by an investor. See Section 17 of the Circular, ''Risk Factors''.

Questions regarding information contained in this Offer and Circular may be directed to Georgeson Shareholder Communications Canada Inc., the information agent for the Offer, at its address and telephone number set forth on the first and last pages of the Offer and Circular. PBB Unitholders may also contact their respective investment dealers, stockbrokers, bank managers, accountants, lawyers or other professional advisors for assistance. See also ''Questions and Answers''. Additional copies of the Offer and Circular may be obtained without charge on request from the Depositary.

PBB Unitholders should be aware that, during the currency of the Offer, the Offeror may, directly or indirectly, bid for and make purchases of PBB Units as permitted by applicable laws or regulations of Canada or its provinces or territories.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, PBB Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to PBB Unitholders in such jurisdiction.

INFORMATION FOR U.S. PBB UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of PBB, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident PBB Unitholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees may be residents of a foreign country.

U.S. resident PBB Unitholders may not be able to sue a foreign trust or its officers (if any) or trustees in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident PBB Unitholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Livingston Units offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Livingston Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Livingston Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. PBB Unitholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their PBB Units may, at the sole discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders, sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders.

PBB Unitholders should be aware that Livingston Units issued pursuant to the Offer will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that PBB Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of PBB Units under the Offer and the redemption or transfer of PBB Units under the Subsequent Acquisition Transaction or the Compulsory Acquisition may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. PBB Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Livingston Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Livingston management's current beliefs and expectations regarding the Offeror's and Livingston's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Livingston. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, tax matters including potential changes in tax laws, foreign exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. See ''Risk Factors''. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Livingston's management believes to be reasonable assumptions, the Offeror and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Livingston assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Livingston may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Offer and Circular may be obtained at www.sedar.com, or without charge from the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109). For the purpose of the Province of Québec, the Offer and Circular contain information to be completed by consulting the permanent information record of the Offeror. A copy of this permanent information record may be obtained at www.sedar.com or from the Vice-President, Public Affairs of the Offeror at the above-mentioned address and telephone number.

Livingston's web site is located at www.livingstonintl.com. The contents thereof are expressly not incorporated by reference into the Offer and Circular.

RISK FACTORS

Although the Offeror intends to make distributions from its available cash to its unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors, including, among others, risks associated with dependence on cross-border trade, vulnerability to economic conditions, competition, regulatory change, tax matters including potential changes to tax laws, foreign exchange, interest rates, reliance on key personnel, acquisitions, uninsured and underinsured losses, restrictions on potential growth, acquisition integration risks, refinancing and credit and collection. The market value of the Livingston Units may deteriorate if the Offeror is unable to meet its cash distribution targets in the future, and that deterioration may be material. It is important for PBB Unitholders to consider the particular risk factors that may affect the industry in general and the business of Livingston specifically, and therefore the stability of the distributions that are expected to be received, including, among others, the risks referred to above. See Section 17 of the Circular, "Risk Factors".

TAX INFORMATION

The after-tax return from an investment in Livingston Units to Livingston Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Livingston Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder. Returns of capital are generally tax-deferred (and generally reduce the unitholder's cost base in the unit for tax purposes). See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

NON-GAAP MEASURES

Cash available for distribution[1] is not intended to be representative of cash flow or results of operations determined in accordance with Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP. Cash available for distribution[1] as used by the Offeror is unlikely to be comparable to similar measures used by other companies, other income trusts or PBB Fund. The Offeror's calculation of cash available for distribution[1] specifically excludes other (income) expense (which includes realized foreign currency losses or gains) and is, therefore, different from actual cash flow. The Offeror's calculation of cash available for distribution[1] also excludes certain non-maintenance capital expenditures. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution[1] but that are not actually paid during the relevant financial period, thereby creating a difference between cash available for distribution[1] and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution[1], see table 3 on page 12 of the Offeror's management's discussion and analysis of financial results for the period ended June 30, 2005, which reconciliation is incorporated by reference herein.

While earnings before interest, taxes, other (income) expense, depreciation, amortization and impairment of intangible assets ("**EBITDA**")[2] is not a recognized measure under GAAP, management of Livingston believes it to be a useful supplemental measure. Investors are cautioned that EBITDA[2] should not be construed as an alternative to net income as an indicator of the Offeror's performance or cash flows. The Offeror's method of calculating EBITDA[2] may differ from that of other companies or income trusts and that of PBB Fund, and may not be comparable to measures used by such issuers. For a reconciliation of net income to EBITDA[2], see table 2 on page 11 of the Offeror's management's discussion and analysis of financial results for the period ended June 30, 2005, which reconciliation is incorporated by reference herein.

NO PERSONAL LIABILITY

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of the Livingston Unitholders.

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(1) Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with GAAP and does not have a standardized meaning prescribed by GAAP. Cash available for distribution as used by the Offeror is unlikely to be comparable to similar measures used by other companies, other income trusts or PBB Fund. The Offeror's calculation of cash available for distribution specifically excludes other (income) expense (which includes realized foreign currency losses or gains) and is, therefore, different from actual cash flow. The Offeror's calculation of cash available for distribution also excludes certain non-maintenance capital expenditures. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the relevant financial period, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see table 3 on page 12 of the Offeror's management's discussion and analysis of financial results for the period ended June 30, 2005, which reconciliation is incorporated by reference herein.

(2) While EBITDA is not a recognized measure under GAAP, management of Livingston believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of the Offeror's performance or cash flows. The Offeror's method of calculating EBITDA may differ from that used by other companies or income trusts and that of PBB Fund, and may not be comparable to measures used by such issuers. For a reconciliation of net income to EBITDA, see table 2 on page 11 of the Offeror's management's discussion and analysis of financial results for the period ended June 30, 2005, which reconciliation is incorporated by reference herein.

TABLE OF CONTENTS

P 14

DEFINITIONS

In the accompanying "Questions and Answers", Summary, Offer and Circular, unless the context otherwise requires, the following terms have the meanings indicated:

"Adminserv LP" means Adminserv Canada LP;

"affected securities" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 — "Prospectus and Registration Exemptions";

"AMF" means the Autorité des marchés financiers du Québec;

"ARC" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Matters, Etc.";

"associate" has the meaning ascribed thereto in the Securities Act;

"business day" means any day on which major commercial banks are generally open for business in Toronto other than a Saturday, a Sunday or a day observed as a holiday in Toronto under applicable laws;

"CBCA" means the *Canada Business Corporations Act* and the regulations thereunder, as amended from time to time;

"CBSA" means the Canadian Border Services Agency;

"CCI" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"CDS" means CDS & CO, the nominee of The Canadian Depository for Securities Limited, or such other nominee of The Canadian Depository for Securities Limited;

"CDS Participants" mean participants in the CDSX book-entry system maintained by CDS;

"Circular" means the takeover bid circular accompanying the Offer and forming a part thereof;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the *Competition Act* (Canada) and the regulations thereunder, as amended from time to time;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"CRA" means the Canada Revenue Agency;

"Court" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"Dealer Manager" means Scotia Capital Inc.;

"Depositary" means Computershare Investor Services Inc. at its office at Toronto;

"Depositing PBB Unitholders" means PBB Unitholders whose PBB Units are deposited to the Offer on their behalf by CDS;

"EBITDA"(2) in respect of the Offeror means earnings before interest, taxes, other (income) expense, depreciation, amortization and impairment of intangible assets;

"encumbrances" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, restriction, easement, right of pre-emption, privilege or any option, privilege or contract to create any of the foregoing;

"Exchange Ratio" means 0.92:1, subject to adjustment as provided for in the Offer;

"Expiry Date" means November 25, 2005 (in Vancouver) or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror;

"Expiry Time" means midnight (Vancouver time) on the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror;

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(2) See footnote (2) on page (v).

"**FTE**" has the meaning ascribed thereto in Section 17 of the Circular, "Risk Factors";

"**fully-diluted basis**" means, with respect to the number of outstanding PBB Units at any time, the number of PBB Units that would be outstanding assuming all options and other rights to acquire PBB Units (if any) outstanding at that time had been exercised;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Great Lakes**" has the meaning ascribed thereto in Section 1 of the Circular, "The Offeror";

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and includes a stock exchange and securities self-regulatory authority;

"**Hart-Scott-Rodino Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act* of 1976, and the rules promulgated thereunder, as amended from time to time;

"**Information Agent**" means Georgeson Shareholder Communications Canada Inc.;

"**Laws**" means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the CBSA, the USCBP, the OSC, the AMF and the TSX), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (including the CBSA, the USCBP, the OSC, the AMF and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Letter of Acceptance and Transmittal**" means the letter of acceptance and transmittal provided by the Offeror to CDS, as the sole registered holder of the PBB Units, for use in connection with the Offer;

"**Livingston**" means Livingston International Inc.;

"**Livingston Fund**" means Livingston International Income Fund, and is also referred to herein as the "**Offeror**";

"**Livingston Holdings Trust**" has the meaning ascribed thereto in Section 1 of the Circular, "The Offeror";

"**Livingston Units**" means trust units of the Offeror, as currently constituted;

"**Livingston Unitholders**" means the registered or beneficial holders of the issued and outstanding Livingston Units, as the context requires;

"**M&C**" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"**Material Adverse Change**" means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, taxation, results of operations or prospects of PBB Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries, and/or any change with respect to the customs brokerage, transportation, logistics or related businesses of PBB Fund or the Offeror or their respective subsidiaries, as applicable, or the Laws affecting such businesses, as applicable, or with respect to Canadian, U.S. or international financial markets generally, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to PBB Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries;

"**Material Adverse Effect**" means any effect (including the effect of any change with respect to the customs brokerage, transportation, logistics or related businesses of PBB Fund or the Offeror or their respective subsidiaries, as applicable, or the Laws affecting such businesses, as applicable, or with respect to Canadian, U.S. or international financial markets generally) that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, taxation, results of operations or prospects of PBB Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries;

"**Merger Agreement**" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"**Minimum Condition**" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer";

"**No-Action Letter**" has the meaning given to it in Section 15 of the Circular, "Regulatory Matters, Etc. — *Competition Act* (Canada)";

"**nominee**" means a registered broker or dealer, financial institution or other intermediary that holds PBB Units on behalf of a Person who is not the registered holder of the PBB Units;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations thereunder, as amended from time to time;

"**Offer**" means the offer to purchase all of the outstanding PBB Units made hereby to PBB Unitholders (as it may be amended);

"**Offer Documents**" means, collectively, the Offer and Circular and the Letter of Acceptance and Transmittal (as they each may be amended);

"**Offer Period**" means the period commencing on the date of the Offer and ending at the Expiry Time;

"**Offeror**" or "**Livingston Fund**" means Livingston International Income Fund;

"**Offeror's AIF**" has the meaning ascribed thereto in Section 19 of the Circular, "Documents Incorporated by Reference";

"**Offeror's Board of Trustees**" means the board of trustees of the Offeror;

"**Offeror's Declaration of Trust**" means the amended and restated declaration of trust establishing and governing the Offeror dated January 31, 2002, as further amended and/or restated from time to time;

"**Offeror's Trustees**" means those individuals who are trustees of the Offeror from time to time;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 — *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"**Other Property**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"**PBB**" means PBB Global Logistics Inc.;

"**PBB Fund**" means PBB Global Logistics Income Fund, a trust established under the laws of the Province of Ontario by the PBB Declaration of Trust;

"**PBB Board of Trustees**" means the board of trustees of PBB Fund;

"**PBB Declaration of Trust**" means the amended and restated declaration of trust governing PBB Fund dated May 2, 2002, as further amended and/or restated from time to time;

"**PBB Rights Plan**" means any unitholder rights plan that may be adopted by the PBB Trustees on or after October 19, 2005;

"**PBB Trustees**" means the individuals who are trustees of PBB from time to time;

"**PBB Unitholders**" means the registered or beneficial holders of the issued and outstanding PBB Units, as the context requires, and "**PBB Unitholder**" means any one of them;

"**PBB Units**" means trust units of PBB Fund, as currently constituted;

"**Permitted Distributions**" means monthly distributions to PBB Unitholders made in conformity and consistency in all respects with PBB Fund's monthly distribution policies in effect as at the date hereof and having a record date for determination of PBB Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.14583 per PBB Unit per such distribution per month (but which may be less than such amount);

"**Person**" means an individual, partnership, limited partnership, limited liability partnership, unincorporated association, organization, syndicate, corporation, trust, trustee, executor, administrator or other legal or personal representative;

"**Policy Q-27**" means Policy Statement No. Q-27 of the AMF;

"**Proposed New Credit Facility**" means a new credit facility which is expected to be provided to Livingston for the purposes of the combined businesses by a syndicate of lenders in the amount of up to $250 million (which amount could be increased to $275 million if additional commitments are obtained from the syndicate of lenders) for a term of five (or in any event not less than three) years, and which is expected to consist of a revolving line of credit available for operations and capital expenditures and acquisitions and a term facility. See Section 1 of the Circular, "The Offeror — Proposed New Credit Facility";

"Purchased PBB Units" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Restricted PBB Units" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"Rights" has the meaning ascribed thereto in the PBB Rights Plan, if any;

"RIV" has the meaning ascribed thereto in Section 1 of the Circular, "The Offeror";

"Searail" has the meaning ascribed thereto in Section 1 of the Circular, "The Offeror";

"Securities Act" means the *Securities Act* (Ontario), and the rules and regulations thereunder, as amended from time to time;

"Securities Laws" means, collectively, the applicable securities Laws of each of the provinces and territories of Canada and the applicable federal and state securities Laws of the United States, and the respective rules and regulations made thereunder, together with all applicable rules, binding policies, orders, notices and rulings of the Securities Regulatory Authorities therein, and the applicable rules of the TSX;

"Securities Regulatory Authority" means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which each of the Offeror and PBB is a reporting issuer (or the equivalent), (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the United States Securities and Exchange Commission, in each case having or claiming jurisdiction over the Offeror and/or PBB Fund, as applicable, and (iii) the TSX;

"South Ranch" has the meaning ascribed thereto in Section 1 of the Circular, "The Offeror";

"Special Resolution" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"Special Voting PBB Units" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 16 of the Circular, "Second Step Transactions";

"subsidiary" means, with respect to a specified Person, (a) any corporation, partnership, trust, limited partnership, joint venture, limited liability company, unlimited liability company or other organization, incorporated or unincorporated, which is a subsidiary as defined in the Securities Act; (b) a partnership of which such specified Person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests; or (c) an "affiliated entity" for the purposes of OSC Rule 45-501 in effect on April 25, 2002;

"Tax Act" means the *Income Tax Act* (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"Transforce" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"TSX" means the Toronto Stock Exchange;

"UCS" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"UIL" has the meaning ascribed thereto in Section 2 of the Circular, "PBB Fund";

"United States" or **"U.S."** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"USCBP" means the United States Customs and Border Protection Agency.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Offer. This section is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. PBB Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in these Questions and Answers, where not otherwise defined in this section are defined in the Offer and Circular. See ''Definitions''.

1. WHO IS MAKING THE OFFER?

The Offer is being made by Livingston International Income Fund (the **"Livingston Fund"**), a trust that indirectly holds the securities of Livingston International Inc., which is a leading Canadian customs broker and trade services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, Livingston Fund and its subsidiaries have more than 70 offices and over 1,700 employees located at key border points and other strategic locations across Canada and the United States. Livingston Fund has been listed on the Toronto Stock Exchange since February 11, 2002 and trades under the symbol ''LIV.UN''. As at October 18, 2005, Livingston Fund had a market capitalization of approximately $299 million. Its revenues for the year ended December 31, 2004 were approximately $147.8 million and its assets at that date were approximately $307.4 million.

2. WHY IS THE LIVINGSTON FUND MAKING THE OFFER? WHAT ARE THE BENEFITS OF THE OFFER?

Livingston believes the Offer represents an outstanding opportunity to create a stronger competitor in the customs brokerage business serving North America. The operations underlying Livingston and PBB are complementary and Livingston believes the rationale for combining them is compelling for the unitholders of both income trusts. Together, these operations should have a stronger competitive position and greater opportunities for growth, using their combined expertise. Livingston expects this to reduce operating risk while allowing for increased cross-selling of services. The larger scale of the operations should also mean enhanced cost-effectiveness for customers by taking advantage of the potential synergies inherent in the combination. In addition, Livingston Fund maintains a more conservative capital structure and a lower level of leverage than PBB Fund has, which, together with the Livingston Fund's more prudent distribution payout ratio, is generally a positive factor in the sustainability and stability of future cash flows and distributions.

PBB Unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of $479 million (based on October 18, 2005 values) — approximately 1.6 times the current market capitalization of Livingston Fund and approximately 3.1 times that of PBB Fund.

3. WHAT WILL I RECEIVE FOR MY PBB UNITS UNDER THE OFFER? WHAT PREMIUM DOES THAT REPRESENT?

Under the Offer, you will receive Livingston Units for your PBB Units on the basis of 0.92 of a Livingston Unit for each PBB Unit (subject to adjustment as provided under the Offer). For instance, if you own 1000 PBB Units, you will receive 920 Livingston Units under the Offer. Essentially, you will receive both a substantial premium over the recent trading value of your PBB Units as well as the opportunity to continue as a unitholder in a stronger income trust with more financially prudent operations. The exchange ratio of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) represents a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. You are urged to obtain current market quotations for the Livingston Units and PBB Units.

4. WHAT DO I NEED TO DO NOW?

You are urged to carefully review this Offer and Circular, and to seek advice from your stockbroker or other financial advisor. If you wish to accept the Offer, you should tender your PBB Units to the Offer.

5. HOW DO I TENDER MY PBB UNITS TO THE OFFER?

To tender your PBB Units to the Offer, you must complete the documentation and follow the instructions provided by your broker or other nominee. If you have any questions, you can contact Georgeson Shareholder Communications at 1-866-519-9056.

6. WHAT ARE THE CONDITIONS TO THE OFFER?

The Offer is conditional upon a number of things that are described in Section 4 of the Offer, "Conditions of the Offer". You are advised to consider the conditions described there, but the key conditions include conditions substantially similar to the following:

(a) that at least 66⅔% of the PBB Units, on a fully-diluted basis (together with any PBB Units owned by Livingston Fund or its subsidiaries) are tendered to the Offer and not validly withdrawn; and

(b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to Livingston Fund (including those under the *Competition Act* (Canada) in Canada and the *Hart-Scott-Rodino Act* in the United States).

7. WHEN WILL THE OFFER BE COMPLETED?

The Offer will be open for at least 35 days, and will be completed only if all of the conditions of the Offer have been satisfied or have been waived by Livingston Fund. In certain circumstances, the Offer may also be extended or it may be terminated.

8. WHAT HAPPENS IF I DO NOT TENDER MY PBB UNITS TO THE OFFER BUT MORE THAN TWO-THIRDS OF THE PBB UNITHOLDERS DO?

As explained in Section 16 of the Circular, "Second Step Transactions", if the Offer is successfully completed, Livingston Fund currently intends to cause PBB Fund to complete certain transactions that would result in non-tendering PBB Unitholders receiving 0.92 of a Livingston Unit in exchange for each of their PBB Units (subject to adjustment as provided under the Offer), on a taxable basis.

PBB Unitholders should note that it may take up to 45 days or longer to complete the Subsequent Acquisition Transaction and, during that period, non-tendering PBB Unitholders may not receive any distributions from PBB Fund or from Livingston Fund. However, if the Subsequent Acquisition Transaction is completed, non-tendering PBB Unitholders would become Livingston Unitholders and would be entitled to receive regular distributions on the Livingston Units going forward (i.e. for distributions with record dates that occur after they become Livingston Unitholders). **Thus, you may prefer to tender your PBB Units to the Offer rather than waiting for the Subsequent Acquisition Transaction, if any.**

9. WILL PBB UNITS STILL BE LISTED ON THE TORONTO STOCK EXCHANGE IF THE OFFER IS SUCCESSFUL?

If the Offer is successful, and any of the transactions described in Section 16 of the Circular, "Second Step Transactions" are completed, the PBB Units will be de-listed from the Toronto Stock Exchange upon completion of any such transaction.

10. HOW WILL THE TENDER OF MY PBB UNITS BE TREATED FOR TAX PURPOSES UNDER THE OFFER?

A PBB Unitholder who is resident in Canada, who holds PBB Units as capital property and who disposes of PBB Units to Livingston Fund in exchange for Livingston Units pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the PBB Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the PBB Units to the PBB Unitholder immediately prior to the disposition. For these purposes, the proceeds of disposition of the PBB Units will be equal to the aggregate fair market value of the Livingston Units received in exchange therefor.

Subsequent to the completion of the Offer, a former PBB Unitholder who receives Livingston Units pursuant to the Offer (or pursuant to the transactions described in Section 16 of the Circular, "Second Step Transactions") will be subject to tax as a Livingston Unitholder. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations". That section also provides certain tax disclosure regarding the disposition of PBB Units pursuant to the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable.

11. WHO CAN I CONTACT IF I HAVE QUESTIONS?

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free: 1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-800-564-6253
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.
Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325
Facsimile: (416) 862-3010

You may also contact your investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance.

P 21

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. PBB Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Offer and Circular. See ''Definitions''. The information concerning PBB and PBB Fund contained herein and in the Offer and Circular is based upon publicly available documents or records of PBB and PBB Fund on file with Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by the Offeror.

1. THE OFFER

The Offeror is offering to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the issued and outstanding PBB Units on the basis of the Exchange Ratio (being 0.92 of a Livingston Unit for each PBB Unit, subject to adjustment as provided under the Offer).

The Offer is made only for PBB Units and is not made for any options, warrants or other rights to acquire PBB Units (other than any Rights). Any holder of such options, warrants or other rights to purchase PBB Units who wishes to accept the Offer must exercise the options, warrants or other rights (other than any Rights) and deposit the PBB Units through their broker or other nominee under and in accordance with the Offer. Any such exercise must be in sufficient time to comply with the procedures referred to in Section 3 of the Offer, ''Manner of Acceptance''.

The obligation of the Offeror to take up and pay for PBB Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, ''Conditions of the Offer''. The accompanying Circular is incorporated by reference in and forms part of the Offer. See Section 1 of the Offer, ''The Offer''.

2. THE OFFEROR

The Offeror is a trust established under the laws of the Province of Ontario by the Offeror's Declaration of Trust. The principal and head office of the Offeror is located at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7. The Offeror is a reporting issuer (or the equivalent) in each of the applicable provinces and territories of Canada. On February 11, 2002, the Offeror completed an initial public offering of 15,102,600 units at a price of $10 per Livingston Unit for aggregate gross proceeds of approximately $151 million. The Offeror used the proceeds of the initial public offering to purchase the shares of Livingston International Inc. (**''Livingston''**) from CAI Capital Corporation and other investors. The Offeror was established to, among other things, acquire and hold, directly or indirectly, all of the common shares and all of the $138 million principal amount, 12.675% unsecured, senior subordinated notes due February 11, 2012 of Livingston. The Offeror also holds all of the trust units and unsecured subordinated notes due June 13, 2035, issued by Livingston International Holdings Trust and all of the approximately $19 million principal amount, 9% unsecured, junior subordinated notes due April 26, 2015 of Livingston, and indirectly holds all of the securities of Adminserv LP.

The affairs of the Offeror are supervised by the Offeror's Board of Trustees who, among other things, oversee the investments and affairs of the Offeror, represent the Offeror as a shareholder and noteholder of Livingston and its affiliates and effect distributions from the Offeror to the Livingston Unitholders. See Section 1 of the Circular, ''The Offeror''.

3. PBB FUND

PBB Fund is a trust established under the laws of the Province of Ontario by the PBB Declaration of Trust. PBB Fund's registered and head office are located at 33 Walnut Street, P.O. Box 40, Fort Erie, Ontario L2A 5M7. PBB Fund is a reporting issuer (or the equivalent) in each of the applicable provinces and territories of Canada.

PBB Fund's subsidiaries offer third-party logistics services, facilitating the movement of goods across North America and around the world. According to PBB Fund's annual information form dated March 31, 2005, PBB is one of Canada's leading providers of third-party international logistics services. Founded in 1946, PBB provides supply chain solutions from the point of origin of goods to their point of consumption, including customs brokerage, North American transportation and logistics, international logistics and other related services. PBB has over 59 years' experience in the industry and employs approximately 1,400 people in over 90 offices located at border points and other locations across Canada and the United States. PBB has established relationships with a world-wide network of logistics services providers which enable PBB to offer global service to its extensive customer base, including Future

Shop Ltd., McCain Foods Limited, Procter & Gamble Inc., Purolator Courier Limited, Starbucks Corporation, Eddie Bauer, Inc., National Grocers Co. Ltd. and Sears Canada Inc., as well as numerous small and medium-sized enterprises.

The affairs of PBB Fund are supervised by the PBB Board of Trustees who are responsible for, among other things, representing PBB Fund as the holder of all of the shares and notes of PBB and all of the units and notes of PBB Trust and effecting payments of distributions from PBB Fund to its unitholders. See Section 2 of the Circular, "PBB Fund".

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR PBB FUND

The purpose of the Offer is to enable the Offeror to acquire all of the PBB Units. If the conditions to the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for the PBB Units validly deposited, the Offeror currently expects to expeditiously proceed to acquire all of the assets and liabilities of PBB Fund in exchange for Livingston Units and/or PBB Units acquired by the Offeror under the Offer, as applicable, by way of the Subsequent Acquisition Transaction, and to cause the redemption of all of the outstanding PBB Units for such Livingston Units on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer), on a taxable basis. Alternatively, the Offeror may effect a Compulsory Acquisition in the appropriate circumstances. However, the Offeror reserves the right not to propose the Subsequent Acquisition Transaction or a Compulsory Acquisition, or to propose a second step transaction on terms not described in the Circular.

If the Subsequent Acquisition Transaction is otherwise unavailable, but if within a period of time (currently 45 days, but it is proposed to be extended to 120 days by amending the PBB Declaration of Trust as described in Section 3 of the Offer, "Manner of Acceptance") after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the PBB Units (other than PBB Units held on the date hereof by or on behalf of the Offeror, any associate or affiliate of the Offeror or any Person acting jointly or in concert with the Offeror), the Offeror may (and reserves the right to) proceed with the Compulsory Acquisition. See Section 3 of the Offer, "Manner of Acceptance" and Section 16 of the Circular, "Second Step Transactions".

If the Offer is successful, the Offeror intends to complete a detailed review of PBB Fund and its subsidiaries and their respective assets, structures, capitalization, operations, properties, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by PBB with those carried on by Livingston and seeking to maximize potential synergies. In connection therewith, the Offeror expects that it will take the steps necessary to amalgamate PBB, UCS and Livingston, the operating Canadian customs brokerage companies, and to otherwise merge their operations. See Section 4 of the Circular, "Purpose of the Offer and the Offeror's Plans for PBB Fund".

5. EXPECTED BENEFITS OF AND REASONS TO ACCEPT THE OFFER

If the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, are successful, they will result in, among other things, the integration where appropriate of the businesses carried on by the subsidiaries of the Offeror and by the subsidiaries of PBB Fund. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Livingston's best estimate of the effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved.

Premium to PBB Unitholders

The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, were $18.20 and $14.30 respectively. The exchange ratio of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) represents a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. On October 20, 2005, the last trading day before the date of the Offer and Circular, the closing prices of the Livingston Units and the PBB Units on the TSX were $17.15 and $15.10, respectively. **PBB Unitholders are urged to obtain current market quotations for the Livingston Units and PBB Units.**

Complementary Expertise

The successful completion of the Offer is expected to provide the Offeror with complementary businesses designed to allow the Offeror to leverage the combined expertise and to position the Offeror with: (i) an enhanced position in the logistics and transportation sector; (ii) a continuing leadership position in providing customs clearance and trade-related services; (iii) an improved platform for growth in these sectors; (iv) an improved competitive position as a result of the complementary nature of expertise in both the logistics and transportation sector and in customs clearance and trade-related services; and (v) an improved ability to cross-sell services and to market itself as a seamless provider of cross-border and international services in the transportation of goods. The combination of the businesses of the Offeror and PBB Fund is expected to enhance the Offeror's position in all sectors and to increase the combined entity's cumulative financial strength and market profile.

Creation of a Larger Income Trust with Better Access to Capital

The combined entity will have more expertise across complementary sectors to provide service to customers transporting goods across borders. The increase in the scale of operations and the improved geographic diversification are expected to help mitigate future operating risks, by improving the competitiveness of the underlying businesses. The combined entity will be able to offer a broader, more diverse range of services through its operating companies to cross-sell to its expanded customer base. The combination of both entities also presents a good opportunity to increase the cost-effectiveness of services available to its expanded customer base, through potential synergies that are expected to be achieved by combining the best of both businesses. In addition, due to the size of its market capitalization, the combined entity would have a stronger presence in the financial markets, which is expected to result in greater access to capital and better analyst coverage for the combined entity.

The Offeror's Strong Performance Record

PBB Unitholders who receive Livingston Units under the Offer will have the opportunity to participate in the future upside potential of the combined income fund. The market price of a Livingston Unit has increased from $10 at the time of its initial public offering to $18.20 as of closing on October 18, 2005. Livingston's management team believes it has delivered excellent performance to the Livingston Unitholders in recent years while expanding through recent acquisitions of related service providers such as Great Lakes, South Ranch and Searail. Since its initial public offering on February 11, 2002 to October 18, 2005, the Offeror's unit price has increased by approximately 82% and has generated a total return, including reinvestment of distributions, of approximately 144%. The Offeror has also increased its cash distributions five times, from $0.096 per month per unit after its initial public offering to $0.129 per month per unit, representing a 34.4% increase since the Offeror's initial public offering.

More Conservative Capital Structure and Lower Level of Leverage

Currently the Offeror maintains a much more conservative capital structure than PBB Fund and expects that the combined entity should continue to have a lower level of leverage than PBB Fund currently has. The Offeror has maintained its leverage near or below 1.0 times EBITDA[(2)] since its initial public offering on February 11, 2002. Such a low leverage ratio is generally favoured by investors and is a positive factor in the sustainability of future cash flows.

More Prudent Distribution Payout Ratio

Livingston expects that, if the Offer is successful, and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is completed, the combined entity would have a distribution payout ratio that is significantly more prudent than PBB Fund's current distribution payout ratio, which Livingston believes has been greater than 100% for an extended period of time (whereas the Offeror's annual payout ratio has been at or under 85.2% for the last 3 fiscal years).

A more prudent distribution payout ratio is expected to be a positive factor in the sustainability and stability of future cash flows and distributions and should increase the possibility of an increase in future distributions.

Enhanced Liquidity

The successful completion of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is expected to result in a combined entity with a combined market capitalization (based on

(2) See footnote [(2)] on page (v).

October 18, 2005 values) of $479 million (approximately 1.6 times the current market capitalization of the Offeror and 3.1 times that of PBB Fund), which should result in increased market liquidity for Livingston Units for both PBB Unitholders and Livingston Unitholders.

While, if the Offer is completed, PBB Unitholders are expected to receive, at least in the short term, a lower distribution per Livingston Unit than they currently receive on their PBB Units, under the Offer PBB Unitholders will receive a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. PBB Unitholders will also have the opportunity to participate in the stronger combined entity going forward. In addition, PBB Unitholders should also consider the other expected benefits and reasons to accept the Offer described in Section 5 of the Circular, "Expected Benefits of and Reasons to Accept the Offer", including the fact that the Offeror has maintained its leverage near or below 1.0 times EBITDA[(2)] since its initial public offering on February 11, 2002.

6. PRO FORMA FINANCIAL INFORMATION

PBB Unitholders should refer to the pro forma financial information contained in Schedule "A" to the Offer and Circular, "Compilation Report and Pro Forma Financial Information".

7. TIME FOR ACCEPTANCE

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently midnight (Vancouver time) on November 25, 2005. The Offer may be extended by the Offeror. See Section 2 of the Offer, "Time for Acceptance" and Section 5 of the Offer, "Extension, Variation or Change in the Offer".

8. MANNER OF ACCEPTANCE

Registration of interests in and transfers of PBB Units may currently only be made through a book entry only system administered by CDS. As such, in order to tender their PBB Units to the Offer, PBB Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. **PBB Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all PBB Units tendered to the Offer by CDS Participants on behalf of PBB Unitholders. See Section 3 of the Offer, "Manner of Acceptance".

Notwithstanding anything to the contrary contained in the Offer or the Circular or the Letter of Acceptance and Transmittal, PBB Unitholders who have deposited PBB Units to the Offer will be deemed to have deposited any Rights associated with such PBB Units, and any such Rights will also be deemed to be taken up if the associated PBB Units are taken up by the Offeror. No additional payment will be made for any Rights and no amount of the consideration to be paid by the Offeror will be allocated to any Rights.

9. CONDITIONS

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any PBB Units deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept PBB Units for take up under the Offer. The Offer is conditional upon, among other things, conditions substantially similar to the following: (a) the valid deposit under the Offer and non-withdrawal of (together with any PBB Units owned by the Offeror or its subsidiaries) at least 66⅔% of the PBB Units, on a fully-diluted basis; and (b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to the Offeror. See Section 4 of the Offer, "Conditions of the Offer".

10. TAKE UP OF AND PAYMENT FOR DEPOSITED PBB UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for PBB Units duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn

(2) See footnote [(2)] on page (v).

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within 10 days after the Expiry Time. Any PBB Units taken up will be required to be paid for as soon as possible and in any event not later than three business days after they are taken up. Any PBB Units deposited pursuant to the Offer after the first date on which PBB Units have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take up of and Payment for Deposited PBB Units".

11. SECOND STEP TRANSACTIONS

Subsequent Acquisition Transaction

If the Offeror takes up and pays for PBB Units pursuant to the Offer, the Offeror currently intends to proceed with the Subsequent Acquisition Transaction (as defined below). **Tenders to the Offer include, among other things, approval of and authorization to proceed with the Subsequent Acquisition Transaction (including approval of the Merger Agreement (as defined below) in connection therewith), and as a result, if the Minimum Condition is satisfied, the Subsequent Acquisition Transaction will have been approved by Depositing PBB Unitholders.**

Tenders to the Offer also include approval of and authorization to proceed with several amendments to the PBB Declaration of Trust described below. If for any reason such approvals or authorizations are ineffective, or otherwise in the sole discretion of the Offeror, then in order to effect the Subsequent Acquisition Transaction, the Offeror would expect to seek PBB Unitholder approval, at a special meeting of the PBB Unitholders to be called for such purpose or in writing as permitted by the PBB Declaration of Trust and Securities Laws, of a resolution to consummate a merger which would involve (i) the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units and/or PBB Units acquired by the Offeror under the Offer, as applicable, and (ii) the distribution of such Livingston Units to the PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) upon a redemption of their PBB Units, on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) (referred to in the Offer and Circular as the "**Subsequent Acquisition Transaction**"). In such circumstances, the approval of at least two-thirds of the votes cast by holders of the outstanding PBB Units and the approval of a majority of the votes cast by "minority" holders of PBB Units (including PBB Units tendered into the Offer by "minority" holders of PBB Units) would be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction, or the written approval of two-thirds of the holders of the PBB Units and the written approval of the holders of a majority of the PBB Units held by "minority" holders of PBB Units (including PBB Units tendered into the Offer by "minority" holders of PBB Units) of such resolution would be required. The Offeror would cause PBB Units acquired under the Offer to be voted in favour of such a transaction. The Offeror has obtained relief from the OSC and from the AMF under OSC Rule 61-501 and Policy Q-27, respectively, from the requirements, in the event that the Offeror takes up and pays for PBB Units under the Offer, to (a) call a meeting of PBB Unitholders to approve the Subsequent Acquisition Transaction; and (b) send an information circular to PBB Unitholders in connection with the Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained, albeit not at a meeting of PBB Unitholders.

In the event the Offeror determines not to proceed with the Subsequent Acquisition Transaction, the Offeror reserves the right, subject to compliance with Securities Laws, to acquire the balance of the PBB Units or PBB Fund's assets as soon as practicable by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror and/or its subsidiaries and PBB Fund and/or its subsidiaries.

The execution of the Letter of Acceptance and Transmittal irrevocably approves, and irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing PBB Unitholders, with respect to PBB Units deposited under the Offer and not at such time validly withdrawn, effective from and after 7:00 p.m. (Vancouver time) on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing PBB Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in form and on terms satisfactory to Livingston, in respect of special resolutions: (a) regarding the Subsequent Acquisition Transaction, and any ancillary matters in connection therewith, including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Subsequent Acquisition Transaction; (b) regarding the amendment to

the PBB Declaration of Trust to provide for, in connection with the Subsequent Acquisition Transaction, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB Units and the distribution of such Livingston Units to PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; (c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; (d) regarding the amendment of the PBB Declaration of Trust in respect of the Compulsory Acquisition provisions to, consistent with the OBCA, extend their operative time to reflect that the Offer must have been accepted by PBB Unitholders representing 90% of the outstanding PBB Units, other than PBB Units held at the date of the Offer by the Offeror, its affiliates and associates or by any Person acting jointly or in concert with the Offeror, within a period of 120 days from the date of the Offer, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; (e) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and (f) authorizing any officer or director of Livingston, and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions; such special resolutions and Merger Agreement being on substantially the terms described herein. See "Special Resolution" and "Summary of Proposed Merger Agreement" in Section 16 of the Circular, "Second Step Transactions". See also Section 3 of the Offer, "Manner of Acceptance".

Compulsory Acquisition

Section 13.12 of the PBB Declaration of Trust permits the Offeror to acquire the PBB Units not tendered to the Offer, for the same consideration per PBB Unit as was paid under the Offer, if within the time provided in the Offer for its acceptance, or within a period of time (currently 45 days, but it is proposed to be extended to 120 days by amending the PBB Declaration of Trust as described in Section 3 of the Offer, "Manner of Acceptance" and Section 16 of the Circular, "Second Step Transactions") after the date of the Offer, whichever period is shorter, the Offer is accepted by not less than 90% of the PBB Unitholders (excluding PBB Units beneficially owned or over which control or direction is exercised, on the date of the Offer, by the Offeror, or any affiliate or associate of the Offeror or any Person or company acting jointly or in concert with the Offeror) (a "**Compulsory Acquisition**"). The Offeror reserves the right to exercise such right if available, which right would be subject to the consent of Livingston's lenders.

Time Delays

PBB Unitholders are advised that it may take up to 45 days or longer from the completion of the Offer to complete the Subsequent Acquisition Transaction or Compulsory Acquisition, although the Offeror currently intends to seek to complete such a transaction expeditiously. During such period, non-tendering PBB Unitholders may not receive any distributions from PBB Fund or from the Offeror. There can also be no assurance that the Subsequent Acquisition Transaction or Compulsory Acquisition will be completed. Non-tendering PBB Unitholders would only be entitled to receive distributions in respect of Livingston Units that are declared with a record date occurring after they receive Livingston Units in connection with the Subsequent Acquisition Transaction or Compulsory Acquisition, following which they would be entitled to receive distributions on such Livingston Units as a Livingston Unitholder going forward. **Thus, PBB Unitholders may prefer to tender their PBB Units to the Offer rather than waiting for the Subsequent Acquisition Transaction or Compulsory Acquisition, if any.** See Section 16 of the Circular, "Second Step Transactions".

Other Alternatives

If the Offeror is unable to effect the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent

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permitted by applicable Law, purchasing additional PBB Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional PBB Units, or acquiring PBB Fund's assets. Alternatively, the Offeror may sell or otherwise dispose of any or all PBB Units acquired pursuant to the Offer. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the Offer price. See Section 16 of the Circular, "Second Step Transactions".

12. REGULATORY MATTERS, ETC.

The acquisition of PBB Units by the Offeror pursuant to the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is subject to, among other things, the provisions of the Competition Act and the Hart-Scott-Rodino Act. See Section 15 of the Circular, "Regulatory Matters, Etc.".

13. RISK FACTORS

There are certain risks inherent in an investment in the Livingston Units and in the activities of the Offeror which PBB Unitholders should carefully consider. See Section 17 of the Circular, "Risk Factors".

14. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

A PBB Unitholder who is resident in Canada, who holds PBB Units as capital property and who disposes of PBB Units to the Offeror in exchange for Livingston Units pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the PBB Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the PBB Units to the PBB Unitholder immediately prior to the disposition. For these purposes, the proceeds of disposition of the PBB Units will be equal to the aggregate fair market value of the Livingston Units received in exchange therefor.

Subsequent to the completion of the Offer, a former PBB Unitholder who receives Livingston Units pursuant to the Offer (or pursuant to the transactions described in Section 16 of the Circular, "Second Step Transactions") will be subject to tax as a Livingston Unitholder. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations". This section also provides certain tax disclosure regarding the disposition of PBB Units pursuant to the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable.

15. DEPOSITARY AND INFORMATION AGENT

Computershare Investor Services Inc. has been retained as the Depositary, and Georgeson Shareholder Communications Canada Inc. has been retained as the Information Agent, for the Offer. The Depositary and/or the Information Agent may contact PBB Unitholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of PBB Units. See Section 23 of the Circular, "Depositary and Information Agent".

16. FINANCIAL ADVISOR AND SOLICITING DEALER GROUP

The Offeror has engaged the services of Scotia Capital Inc. to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager has also undertaken to form a Soliciting Dealer Group comprising members of the Investment Dealers Association of Canada and participating organizations of the TSX to solicit acceptances of the Offer. The Offeror has agreed to pay to each Soliciting Dealer a fee for each PBB Unit deposited through such Soliciting Dealer and taken up by the Offeror under the Offer. See Section 24 of the Circular, "Financial Advisor and Soliciting Dealer Group".

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.

October 21, 2005

TO: THE HOLDERS OF UNITS OF PBB GLOBAL LOGISTICS INCOME FUND

1. THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the issued and outstanding PBB Units on the basis of the Exchange Ratio (being 0.92 of a Livingston Unit for each PBB Unit, subject to adjustment as provided herein).

The Offer is made only for PBB Units and is not made for any options, warrants or other rights to acquire PBB Units (other than any Rights). Any holder of such options, warrants or other rights to purchase PBB Units (other than any Rights) who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the PBB Units through his, her or its broker or other nominee under and in accordance with the Offer. Any such exercise must be in sufficient time to comply with the procedures referred to in Section 3 of this Offer, "Manner of Acceptance".

No fractional Livingston Units will be issued under the Offer. If CDS, as the registered holder of all of the PBB Units, otherwise would be entitled to receive a fractional Livingston Unit under the Offer, the number of Livingston Units issuable to CDS will be rounded up to the next whole number. PBB Unitholders should consult their broker or other nominee to confirm whether fractional Livingston Units or cash in lieu thereof will be paid to them by their broker or other nominee under the Offer.

The obligation of the Offeror to take up and pay for PBB Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer". The accompanying Circular is incorporated by reference in and forms part of the Offer.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently midnight (Vancouver time) on November 25, 2005. The Offer may be extended by the Offeror. See Section 5 of the Offer, "Extension, Variation or Change of the Offer".

3. MANNER OF ACCEPTANCE

Registration of interests in and transfers of PBB Units may currently only be made through a book entry only system administered by CDS. As such, in order to tender their PBB Units to the Offer, PBB Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. **PBB Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all PBB Units tendered to the Offer by CDS Participants on behalf of PBB Unitholders.

Notwithstanding anything to the contrary contained in the Offer or the Circular or the Letter of Acceptance and Transmittal, PBB Unitholders who have deposited PBB Units to the Offer will be deemed to have deposited any Rights associated with such PBB Units, and any such Rights will also be deemed to be taken up if the associated PBB Units are taken up by the Offeror. No additional payment will be made for any Rights and no amount of the consideration to be paid by the Offeror will be allocated to any Rights.

All PBB Unitholders whose PBB Units are deposited by CDS through their broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against such PBB Unitholder. A copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com, or without charge from the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

PBB Unitholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their PBB Units may, at the discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders (and without liability except for gross negligence or willful misconduct), sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders. Livingston will have no liability for any such proceeds received or the remittance thereof to such PBB Unitholders. PBB Unitholders who are residents of Idaho, Iowa, Kansas, Maine, Nevada, New Hampshire, New Mexico, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Vermont and the U.S. Virgin Islands do not need to qualify as exempt institutional investors in order to receive Livingston Units in exchange for their PBB Units. PBB Unitholders who are residents of states other than those listed above may receive Livingston Units in exchange for their PBB Units only to the extent that they qualify as an exempt institutional investor under the laws of the respective states where they reside. **PBB Unitholders who are not residents of the states listed above should consult with their brokers or other nominees or legal advisors to determine whether or not they qualify as exempt institutional investors. Each PBB Unitholder who instructs its broker or other nominee to tender its PBB Units in the Offer will be deemed to have represented to such broker or other nominee and to Livingston that either (i) it is a resident of one of the states listed above or (ii) it is an exempt institutional investor under the laws of the state where such PBB Unitholder resides, unless such PBB Unitholder advises its broker or other nominee and Livingston in writing that these representations would not be true.**

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any PBB Units and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing PBB Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any PBB Units and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositary, the Information Agent or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of PBB Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular and Letter of Acceptance and Transmittal) will be final and binding.

The completion of the Letter of Acceptance and Transmittal by CDS, on behalf of the Depositing PBB Unitholders, will constitute an agreement between CDS, on behalf of the Depositing PBB Unitholders, and the Offeror in accordance with the terms and conditions of the Offer, including the representation and warranty that: (i) each Depositing PBB Unitholder has full power and authority to deposit, sell, assign and transfer the PBB Units being deposited, (ii) each Depositing PBB Unitholder owns the PBB Units being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such PBB Units being deposited to any other Person, (iii) the deposit of such PBB Units being deposited complies with Securities Laws, and (iv) if and when such PBB Units being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever.

The execution of the Letter of Acceptance and Transmittal irrevocably approves, and irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing PBB Unitholders, with respect to the PBB Units deposited to the Offer on their behalf and not at such time validly withdrawn (the "**Deposited PBB Units**"), effective from and after 7:00 p.m. (Vancouver time) on the Expiry Date, with full power of substitution, in the name of and on behalf of the CDS, on behalf of the Depositing PBB Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in form and on terms satisfactory to Livingston, in respect of special resolutions:

(a) regarding the Subsequent Acquisition Transaction, and any ancillary matters in connection therewith, including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Subsequent Acquisition Transaction;

(b) regarding the amendment to the PBB Declaration of Trust to provide for, in connection with the Subsequent Acquisition Transaction, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB

Units and the distribution of such Livingston Units to PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

(c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

(d) regarding the amendment of the PBB Declaration of Trust in respect of the Compulsory Acquisition provisions to, consistent with the OBCA, extend their operative time to reflect that the Offer must have been accepted by PBB Unitholders representing 90% of the outstanding PBB Units, other than PBB Units held at the date of the Offer by the Offeror, or its affiliates and associates or by any Person acting jointly or in concert with the Offeror, within a period of 120 days from the date of the Offer, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

(e) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and

(f) authorizing any officer or director of Livingston, and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions and Merger Agreement being on substantially the terms described herein.

In addition, the execution of the Letter of Acceptance and Transmittal irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing PBB Unitholders, with respect to the PBB Units deposited to the Offer on their behalf and taken up by the Offeror (the "**Purchased PBB Units**"), including any Rights and any and all rights and benefits arising from the Purchased PBB Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be declared, issued, transferred, made or distributed on or in respect of the Purchased PBB Units, or any of them on, or after the date of the Offer, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from and after the time that such Purchased PBB Units are taken up by the Offeror, with full power of substitution, in the name of and on behalf of CDS (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Purchased PBB Units (and any Other Property) on the appropriate registers (as applicable);

(b) to exercise any and all rights in respect of the Purchased PBB Units (and any Other Property), including, without limitation, to vote any or all Purchased PBB Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Livingston in respect of any or all Purchased PBB Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the date that such Purchased PBB Units are taken up by the Offeror, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the Depositing PBB Unitholders, in respect of the Purchased PBB Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of PBB Unitholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Depositing PBB Unitholders, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, of CDS, on behalf of the Depositing PBB Unitholders, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Depositing PBB Unitholders, in respect of such Other Property for all purposes; and

(d) to exercise any other rights of a holder of Purchased PBB Units (and any Other Property).

A Depositing PBB Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, not (without Livingston's prior express written consent) to vote any of the Purchased PBB Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of PBB Unitholders and, not (without Livingston's prior express written consent) to exercise any of the other rights or privileges attached to the Purchased PBB Units (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased PBB Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Livingston as the proxy of the holder of the Purchased PBB Units (and any Other Property) and acknowledges that upon such appointment, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased PBB Units (and any Other Property) with respect thereto shall be revoked, and (without Livingston's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

A Depositing PBB Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after October 19, 2005, PBB Fund should declare or pay any distribution (other than Permitted Distributions) on the PBB Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any PBB Unit that are payable or distributable to PBB Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the PBB Units tendered to the Offer to a ledger account maintained by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to PBB Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such PBB Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Depositing PBB Unitholder, then, if the Offeror takes up and pays for such Depositing PBB Unitholders' PBB Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such PBB Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing PBB Unitholder.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any PBB Units deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept PBB Units for take up under the Offer:

(a) there shall have been validly deposited under the Offer and not withdrawn that number of PBB Units which, together with the PBB Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, represent at least 66⅔% of the PBB Units, on a fully-diluted basis (the "**Minimum Condition**");

(b) the Offeror shall have obtained or received, on terms satisfactory to the Offeror, all regulatory and third-party (to the extent determined by the Offeror to be material) approvals, consents, clearances, waivers, permits, reviews, orders, rulings, decisions and exemptions that, in the Offeror's sole discretion, are necessary to complete the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, including without limitation:

(i) the issuance of an ARC in respect of the consummation of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition or: (A) the expiry, termination or waiver of the applicable pre-merger notification waiting period under Part IX of the Competition Act, and (B) the issuance of a No-Action Letter, and the Commissioner shall not have subsequently made or threatened to make an application under the Competition Act in respect of the consummation of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition; and

(ii) the expiration of any waiting period (or extension thereof) required under the Hart-Scott-Rodino Act;

(c) the Livingston Units to be issued under the Offer and under the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, shall have been conditionally approved for listing on the TSX on terms satisfactory to the Offeror;

(d) no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Livingston Units or the PBB Units shall have been issued or made by any stock exchange or Securities Regulatory Authority and be continuing in effect and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Offeror, contemplated or threatened by any stock exchange or Securities Regulatory Authority;

(e) there shall not be pending or threatened any suit, action or proceeding, before any Governmental Entity or Securities Regulatory Authority in any jurisdiction, in each case unless the same is acceptable to the Offeror:

(i) seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain, restrict or prohibit the acquisition by the Offeror of the PBB Units under the Offer, the making or consummation of the Offer or the Subsequent Acquisition Transaction or the Compulsory Acquisition or seeking to obtain from PBB Fund or the Offeror or any of their respective subsidiaries any material damages directly or indirectly in connection with the Offer or the Subsequent Acquisition Transaction or the Compulsory Acquisition;

(ii) seeking to prohibit or limit the ownership or operation by the Offeror of any portion of the business or assets of PBB Fund or any of its subsidiaries or to compel the Offeror to dispose of or hold separate any portion of the business or assets of PBB Fund or any of its subsidiaries;

(iii) seeking to impose limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any assets of PBB Fund or any of its subsidiaries or any PBB Units;

(iv) seeking to prohibit the Offeror from effectively controlling the activities or undertaking of PBB Fund or any of its subsidiaries; or

(v) which otherwise is considered by the Offeror to be reasonably likely to have a Material Adverse Effect on PBB Fund or the Offeror;

(f) there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Subsequent Acquisition Transaction or the Compulsory Acquisition or PBB Fund or any of its subsidiaries, nor shall there have been passed any Law by any court or Governmental Entity in any jurisdiction, that might, directly or indirectly, result in any of the consequences referred to in paragraph (e) above, or that would or might prohibit, prevent, restrict, enjoin or delay the consummation of the Offer or the Subsequent Acquisition Transaction or the Compulsory Acquisition, in each case unless the same is acceptable to the Offeror;

(g) there shall not exist any prohibition at Law against the Offeror making the Offer or the Subsequent Acquisition Transaction or the Compulsory Acquisition or taking up and paying for the PBB Units under the Offer or the Compulsory Acquisition;

(h) the Offeror shall have determined in its sole discretion that (i) none of PBB Fund, any of its subsidiaries or any third party has taken or proposed to take any action, or failed to take any action, or disclosed a previously undisclosed action or event, which might make it inadvisable for the Offeror to proceed with the Offer, the taking up and paying for the PBB Units under the Offer or to proceed with the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable; or (ii) none of PBB Fund or any of its subsidiaries are not in compliance in any material respect with any material contract to which PBB Fund or any of its subsidiaries is a party at such time, in each case unless the same is acceptable to the Offeror;

(i) the Offeror shall have determined in its sole discretion that none of the following exists or has occurred (which has not been cured or waived to the Offeror's satisfaction) or been threatened (i) any material right, franchise or licence of PBB Fund or any of its subsidiaries has been impaired or otherwise adversely affected, or (ii) any covenant, term or condition of any of PBB Fund's, or of any of its subsidiaries', instruments or agreements exists, in either case which might make it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for PBB Units under the Offer or to proceed with the Subsequent Acquisition Transaction or the Compulsory Acquisition (including, but not limited to, any default that may ensue as a result of the Offeror completing the Offer, the taking up and paying for PBB Units under the Offer, or proceeding with the Subsequent Acquisition Transaction or the Compulsory Acquisition), in each case unless the same is acceptable to the Offeror;

(j) PBB Fund shall not have entered into or effectuated any other agreement or transaction with any Person or entity on or after October 19, 2005 having the effect of impairing the Offeror's ability to acquire PBB Fund or its assets or of any of its subsidiaries or its assets or otherwise diminishing the expected economic value to the Offeror of the acquisition of PBB Fund or any of its subsidiaries or its assets, in each case including, but not limited to, (i) any issuance of securities or options to purchase securities of PBB Fund, (ii) any payments or distributions, other than Permitted Distributions, (iii) any agreement or understanding relating to the sale, disposition of or other dealing with the businesses or assets of PBB Fund, any of its subsidiaries or any part thereof or interest therein or relating to the rights of PBB Fund or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the ordinary course, or (iv) any transaction not in the ordinary course of business, in each case unless the same is acceptable to the Offeror;

(k) the Offeror shall have been provided to its satisfaction with, or shall have been given access to its satisfaction to, in a timely manner, all non-public information relating to PBB Fund and any of its subsidiaries as may be given, provided or made available by PBB Fund and any of its subsidiaries at any time after the announcement of the Offer, or within 120 days prior to the announcement of the Offer, to any other potential acquiror of any PBB Units or of a significant portion of the assets or securities of PBB Fund or any of its subsidiaries, or to any other potential acquiror considering (or seeking such information in order to consider) any takeover bid, merger, amalgamation, statutory arrangement or similar business combination with or involving PBB Fund and any of its subsidiaries, on the terms of the confidentiality agreement between Livingston and PBB dated September 18, 2003;

(l) the Offeror shall be satisfied that no Material Adverse Change shall have occurred in respect of PBB Fund or any of its subsidiaries;

(m) there shall not have occurred or been proposed any change to the Tax Act, any other applicable tax legislation or the interpretation of the provisions of the Tax Act or such other legislation that, in the sole discretion of the Offeror, is or would be detrimental to the Offeror or PBB Fund or any of their respective subsidiaries or any of their respective conditions (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations, or prospects;

(n) the Offeror shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings) in any document filed by or on behalf of PBB Fund or any of its subsidiaries with any Securities Regulatory Authority, in each case unless the same is acceptable to the Offeror;

(o) there shall not have occurred, developed or come into effect or existence: (i) any event, action, state, condition or major financial occurrence of national or international consequence; (ii) any natural disaster or any acts of terrorism, sabotage, military action, police action or war (whether or not declared) or any escalation or worsening thereof; (iii) any other calamity or crisis; or (iv) any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada, the United States or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of the Offeror or PBB Fund or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror;

(p) the Offeror and PBB Fund shall not have entered into, prior to 5:00 p.m. on the second business day prior to the Expiry Date, a merger agreement providing for (i) the transfer of all of the assets and liabilities of PBB

Fund to the Offeror in exchange for Livingston Units, and (ii) the distribution of such Livingston Units to the PBB Unitholders upon a redemption of their PBB Units;

(q) either: (i) (A) PBB's existing credit facility shall have been extended and amended on terms satisfactory to the Offeror, in its sole discretion, so as to enable it to remain in force following completion of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, and all conditions precedent to such existing credit facility shall, on terms satisfactory to the Offeror, in its sole discretion, have been waived or satisfied and PBB shall be permitted to draw down funds under such existing credit facility, as determined appropriate by the Offeror, and (B) Livingston shall have received a new credit facility commitment or proposal for the financing of the combined businesses on terms satisfactory to the Offeror; or (ii) the Proposed New Credit Facility (or another new credit facility on terms satisfactory to the Offeror in its sole discretion) shall be in effect, all conditions precedent to the Proposed New Credit Facility (or such other new credit facility) shall have been waived or satisfied and Livingston shall be permitted to draw down funds under the Proposed New Credit Facility (or such other new credit facility), as determined appropriate by the Offeror; and

(r) the Offeror shall have determined in its sole discretion and to its satisfaction that: (i) the PBB Rights Plan does not and will not adversely affect the Offer or the Offeror either before or on consummation of the Offer or the Subsequent Acquisition Transaction or Compulsory Acquisition; (ii) the PBB Trustees shall have redeemed all Rights issued under the PBB Rights Plan or shall have waived the application of the PBB Rights Plan, to the Offeror's satisfaction, to the purchase of PBB Units by the Offeror under the Offer and, if applicable, the consummation of the Subsequent Acquisition Transaction or Compulsory Acquisition; (iii) if applicable, a binding cease trading order or a binding injunction, in either case satisfactory to the Offeror, shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of PBB Units upon the exercise of the Rights; (iv) a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; (v) the Rights and the PBB Rights Plan shall otherwise have been held by a court of competent jurisdiction unexercisable or unenforceable in relation to the purchase by the Offeror of PBB Units under the Offer; or (vi) the Rights Plan will not adversely affect it.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (including any action or inaction by the Offeror or any of its subsidiaries) or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions will be final and binding on the Offeror and the PBB Unitholders.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the PBB Unitholders and holders of Restricted PBB Units in the manner set forth in Section 9 of this Offer, "Notice and Delivery". If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any PBB Units deposited under the Offer.

5. EXTENSION, VARIATION OR CHANGE IN THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or the Offer Period is extended.

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend or vary the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending or varying the Expiry Time, the Expiry Time will be, and will be deemed to be, so extended or varied. The Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth in Section 9 of this Offer, "Notice and Delivery", to CDS as the registered holder of all of the PBB Units. The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (including if the Offeror waives any condition of the Offer), the Offer Period will not expire before 10 days after notice of the variation has been given to PBB Unitholders and holders of Restricted PBB Units, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or Securities Regulatory Authorities.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a PBB Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Livingston Units), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of this Offer, "Notice and Delivery", to CDS, as the registered holder of all of the PBB Units, and to holders of Restricted PBB Units, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all PBB Units then deposited under the Offer and not validly withdrawn. An extension without taking up is required in certain cases where withdrawal rights apply.

During any such extension, or in the event of any variation or change in information, all PBB Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out in Section 7 of this Offer, "Right to Withdraw Deposited PBB Units". An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out in Section 4 of this Offer, "Conditions of the Offer".

If the consideration being offered for the PBB Units under the Offer is increased, the increased consideration will be required to be paid to all depositing PBB Unitholders whose PBB Units are taken up under the Offer, whether or not such PBB Units were taken up before the increase. If the Offeror purchases PBB Units other than pursuant to the Offer during the period of time within which PBB Units may be deposited pursuant to the Offer, the PBB Units acquired other than pursuant to the Offer will be required to be counted to determine whether the Minimum Condition has been fulfilled.

6. TAKE UP OF AND PAYMENT FOR DEPOSITED PBB UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for PBB Units duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn within 10 days after the Expiry Time. Any PBB Units taken up will be required to be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any PBB Units deposited pursuant to the Offer after the first date on which PBB Units have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment PBB Units validly deposited under the Offer and not validly withdrawn if, as and when the Offeror gives written notice to the Depositary, at its principal office in Toronto, to that effect and as required by applicable Law.

Subject to applicable Laws, the Offeror reserves the right, in its sole discretion, to delay taking up or paying for any PBB Units or to terminate the Offer and not take up or pay for any PBB Units if any condition specified in Section 4 of this Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror. The Offeror also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for PBB Units in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any PBB Units deposited under the Offer unless it simultaneously takes up and pays for all PBB Units then validly deposited under the Offer and not validly withdrawn.

The Offeror will pay for PBB Units validly deposited pursuant to the Offer and not validly withdrawn through the issuance of a global certificate representing the Livingston Units being issued in exchange therefor to CDS for the account of the CDS Participants of the Depositing PBB Unitholders. Under no circumstances will interest or other amounts accrue or be paid by the Offeror to Depositing PBB Unitholders on the purchase price of such PBB Units purchased by the Offeror, regardless of any delay in making such payment. No distributions with a record date prior to the date of issuance will be payable on such Livingston Units.

7. RIGHT TO WITHDRAW DEPOSITED PBB UNITS

Withdrawals of PBB Units deposited pursuant to the Offer must be effected via CDS and through a PBB Unitholder's broker or other nominee. A notice of withdrawal of PBB Units deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. PBB Unitholders should contact their broker or other nominee for assistance.

Except as otherwise provided in this Section 7, all deposits of PBB Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any PBB Units deposited in acceptance of the Offer may be withdrawn on behalf of the Depositing PBB Unitholder:

(a) at any time when the PBB Units have not been taken up by the Offeror;

(b) if the PBB Units have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a PBB Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Livingston Units), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the PBB Units where the Expiry Time is not extended for more than 10 days),

  is delivered to CDS as the registered holder of all of the outstanding PBB Units, and to holders of Restricted PBB Units (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited PBB Units have not been taken up by the Offeror at the date of the notice.

A PBB Unitholder's broker or other nominee may set deadlines for the withdrawal of PBB Units deposited to the Offer that are earlier than those specified above. PBB Unitholders should contact their broker or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for PBB Units or is unable to take up and pay for PBB Units, then, without prejudice to the Offeror's other rights, PBB Units deposited under the Offer may not be withdrawn except to the extent that depositing PBB Unitholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

Any PBB Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described in Section 3 of this Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, certain provinces of Canada provide securityholders with statutory rights of rescission in certain circumstances. See Section 28 of the Circular, "Offerees' Statutory Rights". Such rights may have to be exercised by CDS on behalf of a Depositing PBB Unitholder. Depositing PBB Unitholders should contact their broker or other nominee for assistance.

8. CHANGES IN CAPITALIZATION; DISTRIBUTIONS; LIENS

If, on or after the date of the Offer, PBB Fund should divide, combine or otherwise change any of the PBB Units or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, may make such adjustments as it considers appropriate to the Exchange Ratio and the other terms of the Offer (including the type of securities offered to be purchased) to reflect that division, combination or other change.

PBB Units acquired pursuant to the Offer will be transferred by the PBB Unitholders and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and together with all rights and benefits arising therefrom, including the right to all Other Property, but excluding all rights to Permitted Distributions.

If PBB Fund should, on or after October 19, 2005, declare or pay any distribution (other than Permitted Distributions) on the PBB Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any PBB Unit that are payable or distributable to PBB Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the PBB Units tendered to the Offer to a ledger account maintained by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to PBB Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such PBB Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Depositing PBB Unitholder, then, if the Offeror takes up and pays for such Depositing PBB Unitholders' PBB Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such PBB Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing PBB Unitholder.

9. NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and to holders of Restricted PBB Units and, unless otherwise specified by applicable Law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail services in Canada following mailing.

The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to its CDS Participants in accordance with the applicable CDS policies and procedures for the book entry system then in effect.

10. PBB UNITS NOT DEPOSITED UNDER THE OFFER

If the Offer is accepted by the holders of more than 66⅔% of the PBB Units, including any PBB Units owned by or on behalf of the Offeror or its subsidiaries (on a fully-diluted basis), the Offeror currently intends to proceed with the Subsequent Acquisition Transaction, which would result in (i) the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units and/or PBB Units acquired by the Offeror under the Offer, as applicable, and (ii) the distribution of such Livingston Units to the PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) upon a redemption of their PBB Units, on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself). If the Minimum Condition is satisfied, the Offeror will own sufficient PBB Units to unilaterally effect the Subsequent Acquisition Transaction.

If the Subsequent Acquisition Transaction is otherwise unavailable, but if within a period of time (currently 45 days, but it is proposed to be extended to 120 days by amending the PBB Declaration of Trust in Section 3 of the Offer, "Manner of Acceptance") after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the PBB Units (other than PBB Units held on the date hereof by or on behalf of the Offeror, any associate or affiliate of the Offeror or any Person acting jointly or in concert with the Offeror), the Offeror may (and reserves the right to) proceed with the Compulsory Acquisition. See Section 16 of the Circular, "Second Step Transactions".

11. MARKET PURCHASES

The Offeror reserves the right to, and may, purchase PBB Units as permitted by Law, including by making purchases through the facilities of the TSX, subject to applicable Law, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of PBB Units through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of PBB Units acquired by the Offeror through the facilities of the TSX during the Offer Period will not exceed 5% of the number of PBB Units outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law forthwith after the close of business of the TSX on each day on which any such PBB Units have been purchased. Any PBB Units so purchased will be counted in determining whether the Minimum Condition has been fulfilled.

For the purposes of this Section 11, "the Offeror" includes the Offeror and any Person or company acting jointly or in concert with the Offeror.

Although the Offeror has no present intention to sell PBB Units taken up under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such PBB Units after the Expiry Time. It will also grant pledges of such PBB Units to its lenders or others. As a part of the Subsequent Acquisition Transaction, all PBB Units would be redeemed.

12. OTHER TERMS OF THE OFFER

No stockbroker, investment dealer or other Person (including the Information Agent, the Depositary or the Dealer Manager) has been authorized to give any information or make any representation on behalf of the Offeror other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

The Offer and the accompanying Circular constitute the takeover bid circular required under Securities Laws with respect to the Offer.

The Offer and all contracts resulting from the acceptance hereof will be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

The provisions of the Offer Documents, including the instructions contained herein and therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Acceptance and Transmittal, the validity of any acceptance of the Offer and the validity of any withdrawals of PBB Units.

The Offeror reserves the right to transfer to one or more Persons affiliated or associated with it the right to purchase all or any portion of the PBB Units deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of CDS or the Depositing PBB Unitholders to receive payment for PBB Units validly deposited and accepted for payment pursuant to the Offer. In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more Persons affiliated or associated with it or to third Persons, any portion of the PBB Units acquired under the Offer.

LIVINGSTON INTERNATIONAL INCOME FUND
By its attorney Livingston International Inc.

Peter Luit

President and Chief Executive Officer

Dated: October 21, 2005

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated October 21, 2005 by the Offeror to purchase all the issued and outstanding PBB Units, including PBB Units that become outstanding during the Offer Period. PBB Unitholders should refer to the Offer for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

The information concerning PBB contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of PBB on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer, and has not been independently verified by the Offeror. Although the Offeror has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, it does not assume any responsibility for the accuracy or completeness of such information, or for any failure by PBB to disclose publicly events or acts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning PBB is given as at October 21, 2005.

1. THE OFFEROR

The Offeror is a trust established under the laws of the Province of Ontario by an amended and restated declaration of trust dated January 31, 2002, as further amended and/or restated from time to time. The principal and head office of the Offeror is located at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7. The Offeror is a reporting issuer (or the equivalent) in each of the applicable provinces and territories of Canada. On February 11, 2002, the Offeror completed an initial public offering of 15,102,600 units at a price of $10 per Livingston Unit for aggregate gross proceeds of approximately $151 million. The Offeror used the proceeds of the initial public offering to purchase the shares of Livingston International Inc. (**"Livingston"**) from CAI Capital Corporation and other investors. The Offeror was established to, among other things, acquire and hold, directly or indirectly, all of the common shares and all of the $138 million principal amount 12.675% unsecured senior subordinated notes due February 11, 2012 of Livingston. The Offeror also holds all of the trust units and unsecured subordinated notes due June 13, 2035 issued by Livingston International Holdings Trust and all of the approximately $19 million principal amount 9% unsecured junior subordinated notes due April 26, 2015 of Livingston, and indirectly holds all of the securities of Adminserv LP.

The affairs of the Offeror are supervised by the Offeror's Board of Trustees who, among other things, oversee the investments and affairs of the Offeror, represent the Offeror as a shareholder and noteholder of Livingston and its affiliates, and effect distributions from the Offeror to the Livingston Unitholders.

For more information on the business of the Offeror please see Section 3, "Narrative Description of the Business", on pages 6 to 17, inclusive, of the Offeror's AIF, which is incorporated by reference herein.

As of the date hereof, the Offeror does not beneficially own, directly or indirectly, any PBB Units.

Organizational Chart

The following chart sets out the subsidiaries of the Offeror, all of which are 100% held directly or indirectly by the Offeror, and their jurisdictions of incorporation.



Livingston International Income Fund (Ontario)
Livingston International Holdings Inc. (Ontario)
Livingston International Inc. (Ontario)
Livingston International Holdings Trust (Canada)
100%
99.99%
Adminserv Canada GP Inc. (Ontario)
0.01%
Adminserv Canada LP (Manitoba)
L.I.I. Holdings U.S. Parent Corp. (Delaware)
Mendelssohn Customs Brokers Ltd. (Ontario)
Searail Cargo Surveys Ltd. (British Columbia)
L.I.I. Holdings U.S. Corp. (Delaware)
Livingston International, Inc. (Delaware)
Livingston International Trade Services, Inc. (Washington State)
Adminserv U.S. LLC (Delaware)
Osowski and Company International, Ltd. (Illinois)
Great Lakes Customs Brokerage, Inc. (New York)
South Ranch, Inc. (New York)

Livingston

Livingston provides customs clearance and trade-related services to facilitate two-way trade between the United States and Canada. Livingston offers services and solutions that combine the expertise of highly specialized professionals with the advances of technology and electronic information networks. Its customs clearance and trade-related services include customs clearance, regulatory compliance, customs and tax consulting, specialized customs and transportation services for the trade show and special event industry, business outsourcing services, imported vehicle registration, transportation management and technology services.

Livingston has 59 years' experience and employs over 1,700 employees in over 70 offices located at key border points and other strategic locations across Canada and the United States to facilitate the international movement of goods for its clients, including companies such as Abbott Laboratories, Alcan Aluminum, BASF, Boeing, DaimlerChrysler, Freightliner, Hewlett-Packard, Michelin, Motorola, Shell Chemicals, Toyota, Weyerhaeuser and Xerox.

Livingston operates in four business lines: (i) Canadian customs brokerage services; (ii) U.S. customs brokerage services; (iii) international trade consulting services; and (iv) other services, which include specialized services for the trade show and special event industry, business outsourcing services, imported vehicle registration, transportation management and technology services.

Livingston has, over the past five fiscal years, significantly reinvested in its business, incurring capital expenditures totalling approximately $26.2 million. These include the implementation of new information systems, upgrades to its existing technology platforms and various improvements to facilities.

Livingston International Holdings Trust and Adminserv LP

Livingston International Holdings Trust ("**Livingston Holdings Trust**") was established under the laws of the Province of Ontario on or about June 13, 2005 and is governed by the Livingston Holdings Trust Declaration of Trust dated June 13, 2005. The Offeror is the sole unitholder of Livingston Holdings Trust. The equity and debt capital of Livingston Holdings Trust is at this time modest. Livingston Holdings Trust holds, directly or indirectly, investments in Adminserv Canada G.P. Inc. and Adminserv Canada LP ("**Adminserv LP**"). Adminserv LP is formed pursuant to the laws of Manitoba.

Adminserv LP acts as the Registrar of Imported Vehicles ("**RIV**"). Operated under a contract with Transport Canada which was awarded effective November 1, 2005 for a five-year term, with an option on the part of Transport Canada for a further two-year extension, RIV is Canada's used-vehicle importation program. This program was established by Transport Canada to ensure that used motor vehicles being imported into Canada, predominantly from the United States, comply with regulatory filing requirements and meet Canadian vehicle safety and environmental regulations and standards. Revenues generated by the contract with Transport Canada are dependent on the volume of used vehicles imported into Canada from the U.S. In 2004, revenues under the terms of the previous contract were approximately $11 million. The new contract with Adminserv LP calls for additional services that are expected to increase revenues by approximately 10% on equivalent volumes of annual imports. The Livingston Holdings Trust/ Adminserv LP structure is more tax-efficient than a corporate structure would be, as corporations are required to pay tax on their taxable earnings (including earnings as a result of growth).

In the event that a Livingston Unitholder redeems his or her Livingston Units, the redemption proceeds may in certain circumstances be satisfied *in specie* rather than in cash, which may include in part subordinated Series 2 Notes of Livingston Holdings Trust. If so, each Livingston Holdings Trust Series 2 Note would mature on a date which is the fifth anniversary of the date of issuance thereof and would bear interest at a market rate to be determined at the time of issuance thereof, payable in arrears on the last business day of each calendar month that such Livingston Holdings Trust Series 2 Note is outstanding. The Livingston Holdings Trust Series 2 Notes are unsecured debt obligations of Livingston Holdings Trust.

Recent Events

The Offeror's recent events include:

- 2004 Credit Facility: On December 16, 2004, Livingston completed the negotiation of a new five-year, $100 million credit facility through a syndicate of three banks. This credit facility replaced the previous three-year, $90 million facility which was put in place at the time of the Offeror's initial public offering and which was set to expire in February 2005, and has more attractive interest rates and greater flexibility for capital expenditures and acquisitions than the previous arrangement. $70 million of the total credit facility is a revolving line of credit available for operations, capital expenditures and acquisition purposes, while the remaining $30 million is a term credit facility. This credit facility contains customary representations, warranties, covenants (including restrictions on incurring additional indebtedness), conditions to funding and events of default. Among other things, no cash distributions are permitted to be made by Livingston during the existence of a default or an event of default under such credit facility. Any change of control of Livingston is an event of default under this credit facility. This credit facility contains restrictive covenants that limit the discretion of Livingston's management with respect to certain business matters. Under the terms of this credit facility, Livingston is subject to financial covenants requiring an interest coverage ratio (the ratio of EBITDA[2] to cash-paid interest expense) of greater than or equal to 3.50:1; a leverage ratio (the ratio of

(2) See footnote [(2)] on page (v).

Livingston's senior debt to EBITDA[(2)]) of less than or equal to 2.00:1; and a current ratio (the ratio of Livingston's current assets to its current liabilities) of greater than or equal to 1.00:1. For a reconciliation of net income to EBITDA[(2)], see table 2 on page 11 of the Offeror's management's discussion and analysis of financial results for the period ended June 30, 2005, which reconciliation is incorporated by reference herein.

- Acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.: On March 2, 2005, the Offeror purchased all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. ("**Great Lakes**") and South Ranch, Inc. ("**South Ranch**") for a total purchase price, subject to certain adjustments, of approximately U.S.$14.8 million, payable in part by the issuance of 210,600 Livingston Units. Founded in 1986, Great Lakes currently has approximately 100 full and part-time employees working at its head office as well as at branches in Alexandria Bay, Buffalo, Champlain and Lewiston, New York, and in Detroit and Port Huron, Michigan. The company provides U.S. customs clearance, freight forwarding and warehousing and distribution services to small and mid-sized customers. In 1998, South Ranch was established by the then owners of Great Lakes to develop and sell its Internet-based application service provider technology, under the name SmartBorder®. SmartBorder® is special exporting and shipping software used by predominantly U.S. air-sea customs brokers. South Ranch fully supports its software with full technical back-up, upgrades, state-of-the-art firewalls, deep levels of encryption and rigorous authentication to seek to maintain security and confidentiality.
- Acquisition of Searail Cargo Surveys Ltd.: On April 7, 2005, the Offeror purchased all of the issued and outstanding common shares in the capital of Searail Cargo Surveys Ltd. ("**Searail**") for a total purchase price, subject to certain adjustments, of up to $14.5 million. Searail, established in 1977, began operating its cargo division in 1996 to transport cars and trucks of all sizes by rail or by truck. Today, roughly 90% of Searail's revenues are generated through this division. Approximately 80% of the transportation arrangements are by rail, with the remaining 20% by truck, between points across Canada and to a lesser degree to certain points on the U.S. eastern seaboard and along the U.S. west coast. Searail's customer base is diversified and comprised of moving companies, used car dealers, private individuals and governments in Canada and private customers in the United States. Since 2001, Searail has transported on average approximately 20,000 vehicles per year, with vehicles originating in Ontario, Quebec, British Columbia, Alberta, Nova Scotia and Manitoba. Searail has a fleet of approximately 32 company-owned or owner-operated trucks used for long haul and local pick-up and deliveries. The cargo division operates under a contract with CN Rail. An inspection business conducted by Searail has been in operation since the company's beginnings in 1977. This division currently accounts for approximately 10% of Searail's revenues, by performing inbound marine and transhipment rail damage inspections for major vehicle manufacturers in Vancouver, Winnipeg, Toronto, Montreal, Quebec City and Halifax.
- Public Offering: On April 26, 2005, the Offeror completed a public offering of 1.1 million Livingston Units from treasury for gross proceeds of approximately $22.2 million pursuant to a short-form prospectus dated April 19, 2005. The transaction was underwritten by Scotia Capital Inc. and BMO Nesbitt Burns Inc. The net proceeds of the offering were used to reduce bank debt, including bank debt incurred in connection with the acquisitions of Searail, Great Lakes and South Ranch.

Proposed New Credit Facility

On October 19, 2005 Livingston accepted a commitment in respect of the Proposed New Credit Facility to facilitate the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition and the subsequent operation of the combined businesses. The commitment includes the lenders' right, after consultation with Livingston at any time before, on or after execution of the loan documentation in respect of the Proposed New Credit Facility, to change any or all of (i) the applicable margins, and (ii) the structure (including the term of five years, which shall not however be reduced to less than three years) of the Proposed New Credit Facility, if the lenders determine that such changes are necessary to ensure the successful syndication of the Proposed New Credit Facility, as determined by the lenders in a timely manner (provided that the aggregate amount of the Proposed New Credit Facility remains at an amount equal to no less than $250 million). Livingston has an option to increase the facility to $275 million, if additional commitments are obtained from the syndicate of lenders.

Loans under the Proposed New Credit Facility would bear interest at a rate equal to Prime Rate, U.S. Base Rate or LIBOR (each as defined in the Proposed New Credit Facility), plus if applicable a spread currently expected to be up to

2.50%. Interest on the outstanding principal amount from time to time of each Prime Rate Loan, U.S. Base Rate Loan and LIBOR Loan would accrue from day to day from and including the date on which accommodation is obtained by way of such loan to but excluding the date on which such loan is repaid in full.

The Proposed New Credit Facility would contain customary representations, warranties, covenants (including restrictions on incurring additional indebtedness) and events of default. Among other things, no cash distributions would be permitted to be made by Livingston during the existence of a default or an event of default under the Proposed New Credit Facility. Any change of control of Livingston would be an event of default under the Proposed New Credit Facility. The Proposed New Credit Facility would contain restrictive covenants that would limit the discretion of Livingston's management with respect to certain business matters. Under the terms of the Proposed New Credit Facility, Livingston would be subject to financial covenants requiring an interest coverage ratio (the ratio of EBITDA[(2)] to cash-paid interest expense) currently expected to be greater than or equal to 3.50:1; a leverage ratio (the ratio of Livingston's senior debt to EBITDA[(2)]) currently expected to be less than or equal to: (i) from the date of closing of the Proposed New Credit Facility to December 30, 2006, 2.75:1, (ii) from December 31, 2006 to December 30, 2007, 2.50:1, (iii) from December 31, 2007 to December 30, 2008, 2.25:1, and (iv) from and after December 31, 2008, 2.00:1; and a current ratio (the ratio of Livingston's current assets to its current liabilities) currently expected to be greater than or equal to 1.00:1.

The Proposed New Credit Facility would be guaranteed by all of Livingston's subsidiaries, including the subsidiaries of PBB (and, on a limited recourse basis, by the Offeror). The Livingston Class A Notes, the Livingston Class B Notes, the Livingston Holdings Trust Series 1 and Series 2 Notes, the PBB Notes and the notes of PBB Trust (collectively, the **"Notes"**) would be subordinated to, among other things, the Proposed New Credit Facility. As would be the case with respect to dividends on the common shares of Livingston and PBB, amounts owing under the Proposed New Credit Facility may need to be paid in priority to any cash distributions to the Offeror as the holder of the Notes. Thus, cash distributions on Livingston Units could be affected by the Proposed New Credit Facility. See Section 17 of the Circular, "Risk Factors", including the discussion in that section regarding the risks associated with Livingston's bank credit financing arrangements.

The Proposed New Credit Facility would contain customary conditions to initial funding including, without limitation, the following:

(a) the Offer shall have been consummated upon satisfaction of all of the conditions specified in the Offer and Circular, without any amendment thereto, or waiver thereof, except (i) extensions of the Expiry Date from time to time prior to the availability expiration date under the Proposed New Credit Facility; and (ii) as approved by the lead arrangers; and

(b) nothing shall have occurred (nor shall any lender become aware of any facts not previously known), inclusive of a special dividend announced or made by PBB, which any lender shall determine is reasonably likely to have a material adverse effect on the business, property, assets, liabilities or conditions (financial or otherwise) of Livingston or PBB, or prospects of Livingston and PBB and its subsidiaries taken as a whole from that set forth in specified financial statements.

Possible Alternatives to the Proposed New Credit Facility

As an alternative to the Proposed New Credit Facility, under appropriate circumstances Livingston would consider other available opportunities for financing, including seeking an extension of the existing credit facilities of PBB for a period not exceeding 90 days and the entering into of a new credit facility with the same or other lenders if available on more attractive terms than those available under the Proposed New Credit Facility.

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(2) See footnote [(2)] on page (v).

Distributions

The following chart sets out the annual distributions declared by the Offeror since January 1, 2003. The Offeror has increased its cash distributions five times, from $0.096 per month per unit after its initial public offering to the current rate of $0.129 per month per unit, representing a 34.4% increase since the Offeror's initial public offering.

Year	Total Distributions Declared Per Livingston Unit
2003	$1.262
2004	$1.324
2005 (January-October)	$1.194

Livingston believes that if the Offer is successful, and if the Subsequent Acquisition Transaction or Compulsory Acquisition is completed, as applicable, the combination of the businesses of the subsidiaries of the Offeror and PBB Fund will be accretive to cash available for distribution[(1)] per Livingston Unit.

The process of integrating the Offeror and PBB Fund is expected to take up to 3 years. The Offeror expects, based on its experience with prior acquisitions of similar businesses, that it will be able to achieve net cost savings once the integration with PBB Fund is complete, and this is expected to contribute to further accretion in cash available for distribution[(1)] per Livingston Unit over time. The sources of cost savings are expected to include, among others, the elimination of duplicate public company and administrative costs.

Material Interests

Except as disclosed herein or as disclosed on pages 5 and 26 of the Offeror's management information circular dated March 17, 2005, the Offeror is not aware of any material interest of any Trustee or officer of the Offeror, or any Livingston Unitholder who beneficially owns more than 10% of the Livingston Units or any known associate or affiliate of these Persons, in any transaction or proposed transaction that has materially affected or would materially affect the Offeror.

2. PBB FUND

PBB Fund is a trust established under the laws of the Province of Ontario by an amended and restated declaration of trust dated May 2, 2002, as further amended and/or restated from time to time. PBB Fund's registered and head office are located at 33 Walnut Street, P.O. Box 40, Fort Erie, Ontario L2A 5M7. PBB Fund is a reporting issuer (or the equivalent) in each of the applicable provinces and territories of Canada.

According to publicly available information, PBB Fund owns all of the issued and outstanding common shares of PBB, and all of the outstanding unsecured, subordinated notes (the **"PBB Notes"**) issued by PBB. PBB Fund also owns all of the trust units and debt of PBB Trust, which was established by a declaration of trust dated June 13, 2004, which in turn holds an interest in PBB Global Logistics Limited Partnership.

PBB Fund's subsidiaries offer third-party logistics services, facilitating the movement of goods across North America and around the world. According to PBB Fund's annual information form dated March 31, 2005, PBB is one of Canada's leading providers of third-party international logistics services. Founded in 1946, PBB provides supply chain solutions from the point of origin of goods to their point of consumption, including customs brokerage, North American transportation and logistics, international logistics and other related services. PBB has over 59 years' experience in the industry and employs approximately 1,400 people in over 90 offices located at border points and other locations across Canada and the United States. PBB has established relationships with a world-wide network of logistics services providers which enable PBB to offer global service to its extensive customer base, including Future Shop Ltd., McCain Foods Limited, Procter & Gamble Inc., Purolator Courier Limited, Starbucks Corporation, Eddie Bauer, Inc., National Grocers Co. Ltd. and Sears Canada Inc., as well as numerous small and medium-sized enterprises.

The affairs of PBB Fund are supervised by the PBB Board of Trustees who are responsible for, among other things, representing PBB Fund as the holder of all of the shares and notes of PBB and all of the units and notes of PBB Trust and effecting payments of distributions from PBB Fund to its unitholders.

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(1) See footnote [(1)] on page (v).

PBB Units

Based upon publicly available information, Livingston believes that, as of the date hereof, there are approximately 10,701,636 PBB Units outstanding.

The PBB Units are listed for trading on the TSX under the stock symbol "PBB.UN". The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, were $18.20 and $14.30 respectively. The exchange ratio of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) represents a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. On October 20, 2005, the last trading day prior to the date of this Offer and Circular, the closing prices of the Livingston Units and the PBB Units on the TSX were $17.15 and $15.10, respectively. **PBB Unitholders are urged to obtain current market quotations for the Livingston Units and PBB Units.**

Special Voting PBB Units

According to publicly available information, there are currently no special voting trust units ("**Special Voting PBB Units**") issued and outstanding pursuant to the PBB Declaration of Trust.

Each Special Voting PBB Unit may be issued by the PBB Trustees to holders of record of securities which are ultimately exchangeable for PBB Units. Each Special Voting PBB Unit entitles the holder thereof to the number of votes equal to the number of PBB Units into which the exchangeable shares or other securities to which the Special Voting PBB Units relate are convertible, exercisable or exchangeable at any meeting of PBB Unitholders, but does not entitle the holder thereof to any trust assets or distributions from PBB Fund other than the right to receive the subscription price for such Special Voting PBB Units on the termination of PBB Fund.

The PBB Trustees are entitled, subject to the limitations set out in the PBB Declaration of Trust, to determine in their sole discretion the designation, rights, privileges, restrictions and conditions to be attached to the Special Voting PBB Units.

Restricted PBB Units

According to publicly available information, under the PBB Fund restricted unit plan a maximum of 750,000 PBB Units are issuable, representing approximately 7% of PBB Fund's currently issued and outstanding capital. These restricted PBB Units (the "**Restricted PBB Units**") are non-voting and may be redeemed for a PBB Unit on payment of a nominal exercise price for each Restricted PBB Unit redeemed. No one participant may receive more than 2% of the outstanding PBB Units. On July 1, 2005, approximately 772 employees received approximately 48,559 Restricted PBB Units that vest in one year. Holders of these Restricted PBB Units, provided that they are able to and do exercise such Restricted PBB Units for PBB Units, are eligible to participate in the Offer. The Offeror is not aware of the detailed terms of the Restricted PBB Units.

Recent Events

According to publicly available information, PBB Fund's recent events include:

- Acquisition of Carrier Connection International and Related Offering: On September 16, 2003, PBB Fund acquired Carrier Connection International ("**CCI**"), a provider of third-party logistics services for the North American food industry. The total purchase price for CCI was approximately $5 million. In connection with the acquisition of CCI, on September 16, 2003, PBB Fund completed a private placement of 350,000 PBB Units at $11.55 per unit underwritten by Canaccord Capital Corporation for aggregate gross proceeds of approximately $4.04 million.
- Acquisition of Clarke Logistics and Related Offering: On July 5, 2004, affiliates of PBB Fund completed the acquisition of the Clarke Logistics business carried on by Clarke Inc. The purchase price was $40 million, subject to adjustments relating to working capital and experience with the collection of accounts receivable. In connection with the Clarke Logistics acquisition, PBB Fund issued 2.5 million PBB Units by way of subscription receipts at a price of $16 per unit for gross proceeds of $40 million. The net proceeds of this offering were used to finance a portion of the purchase price, with the balance borrowed through PBB's credit facilities.

- Acquisition of Unicity Integrated Logistics and Unicity Customs Services Inc.: On February 28, 2005, PBB Fund acquired Unicity Integrated Logistics, Inc. ("**UIL**") and Unicity Customs Services Inc. ("**UCS**") (collectively referred to as "**Unicity**"). UIL provides strategies and systems that minimize supply chain costs by providing international clients with access to the Canadian market. Under the acquisition agreement, PBB acquired Unicity for an aggregate consideration of $42.0 million plus an additional payment of up to $3.0 million based on UIL achieving certain financial targets over the course of the two years following closing. The two principal owners of UIL and UCS, as part of the purchase price consideration, received PBB Units valued at $15.75 million and entered into lock-up agreements restricting the resale thereof, which the Offeror is hereby requesting be waived in order to allow such PBB Units to be tendered to the Offer. A portion of the purchase price was funded through an amendment to PBB's existing senior credit facility with a Canadian chartered bank and through a private placement on February 15, 2005, when PBB Fund issued 1,153,000 subscription receipts at a price of $17.35 per subscription receipt for gross proceeds of approximately $20 million. The net proceeds from the offering were used to fund the balance of the cash component of the purchase price. The subscription receipts were exchanged for PBB Units on a one-for-one basis upon the closing of the acquisition of UIL and UCS on February 28, 2005, following the filing of a final prospectus with certain Canadian securities regulators.
- New PBB Credit Facility: On September 1, 2005 PBB Fund announced that its operating subsidiaries had entered into a new credit agreement (the "**New PBB Credit Facility**") that provides for a four-year, $95 million senior credit facility with a group of institutions comprised of two Canadian chartered banks and the Caisse de dépôt et placement du Québec. The New PBB Credit Facility is comprised of a $40 million non-amortizing term facility and a $55 million revolving credit facility, and replaces the previous $92 million credit facility (including the bridge loan facility) that was due on October 5, 2005. In addition to the $95 million senior facility, the credit agreement provided committed financing for the acquisition (described below) of M&C International Trade, comprised of a $15 million increase in the revolving credit facility and a $35 million bridge facility.
- Acquisition of M&C International Trade: PBB Fund announced on September 2, 2005 that it had completed the acquisition of M&C International Trade ("**M&C**") pursuant to an agreement with Transforce Income Fund ("**Transforce**"). M&C, also known as Milne & Craighead, based in Calgary, Alberta, is a Canadian customs broker that operates as a limited partnership. M&C provides customs brokerage services, representing approximately 85% of net revenue, as well as international ocean and air freight forwarding services and customs consulting services. M&C has 20 office locations and approximately 200 employees across Canada, with a strong presence in Western Canada. M&C provides its services to a diversified base of over 4,000 customers. According to its press release issued September 2, 2005, PBB acquired M&C for cash consideration of $35 million, plus an amount for net working capital, estimated to be approximately $12 million (net of cash). As noted above, the transaction was financed by the New PBB Credit Facility.

Distributions

The following chart sets out the annual distributions declared by PBB Fund since January 1, 2003. Immediately following PBB Fund's initial public offering, distributions were paid at the rate of $0.125 per month per PBB Unit. The current rate of distributions is $0.14583 per month per PBB Unit.

Year	Total Distributions Declared Per PBB Unit
2003	$1.490
2004	$1.640
2005 (January-October)	$1.458

While, if the Offer is completed, PBB Unitholders are expected to receive, at least in the short term, a lower distribution per Livingston Unit than they currently receive on their PBB Units, under the Offer PBB Unitholders will receive a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. PBB Unitholders will also have the opportunity to participate in the stronger combined entity going forward. In addition, PBB

Unitholders should consider the other expected benefits and reasons to accept the Offer described in Section 5 of the Circular, "Expected Benefits of and Reasons to Accept the Offer", including the fact that the Offeror has maintained its leverage near or below 1.0 times EBITDA(2) since its initial public offering on February 11, 2002.

Additional Information Regarding PBB Fund

In connection with the Offer, PBB Unitholders may wish to review the following documents of PBB Fund filed with the Canadian Securities Regulatory Authorities, as well as any similar documents filed by PBB Fund after the date hereof, all of which may be obtained at www.sedar.com or from PBB Fund upon request:

(a) the annual information form of PBB Fund dated March 31, 2005;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of PBB Fund;

(c) management's discussion and analysis of financial condition and results of operations of PBB Fund for the fiscal year ended December 31, 2004;

(d) the comparative interim financial statements for the period ended June 30, 2005 of PBB Fund;

(e) management's discussion and analysis of financial condition and results of operations of PBB Fund for the period ended June 30, 2005;

(f) the management information circular of PBB Fund dated April 8, 2005;

(g) the material change reports of PBB Fund: (i) dated January 28, 2005, relating to the agreement to acquire all of the shares of UIL for cash and PBB Units; (ii) dated February 15, 2005, announcing the completion of the issuance by PBB Fund of 1,153,000 subscription receipts, at a price of $17.35 per subscription receipt, for gross proceeds of approximately $20 million; (iii) dated March 2, 2005, announcing the completion of the acquisition by PBB Fund of all of the shares of UIL and UCS for cash and PBB Units; (iv) dated August 11, 2005, announcing that PBB Fund had entered into an agreement with two wholly owned subsidiaries of Transforce to acquire M&C for cash; and (v) dated September 9, 2005, announcing the completion of the purchase of M&C;

(h) the business acquisition reports of PBB Fund: (i) dated September 17, 2004 with respect to the acquisition of Clarke Logistics; and (ii) dated May 12, 2005 with respect to the acquisition of UIL and UCS and their wholly owned subsidiaries; and

(i) all material change reports, financial statements and information circulars filed by PBB Fund after the date of the Offer and this Circular.

3. BACKGROUND TO THE OFFER

Livingston Fund has approached PBB Fund on several occasions over the last four years concerning a potential business combination. In connection with one of these approaches, on September 18, 2003, Livingston Fund entered into a confidentiality agreement with PBB Fund for the purposes of assisting the parties in evaluating a possible combination. None of these approaches resulted in an agreed transaction.

More recently, on September 30, 2005, Peter Luit, the President and Chief Executive Officer of Livingston, contacted Ken Chalmers, the President and Chief Executive Officer of PBB, to enquire about the possibility of a potential business combination of Livingston Fund and PBB Fund. Mr. Luit and Mr. Chalmers met on October 5, 2005 to discuss the potential of completing such a transaction. During this meeting, Mr. Luit presented Mr. Chalmers with a written offer indicating that Livingston Fund was prepared to offer, subject to board approval and confirmatory due diligence, 0.874 of a Livingston Unit for each PBB Unit, which was a significant premium to the PBB Units relative to the recent trading prices of the PBB Units on the TSX. The written offer also indicated that the proposed business combination could be structured to accommodate a tax-free rollover for PBB Unitholders.

Following this initial meeting, during the week of October 10, 2005, Mr. Luit had several follow-up discussions or exchanges with Mr. Chalmers, where Mr. Chalmers indicated that, despite Mr. Luit's request for Mr. Chalmers to seriously consider Livingston Fund's proposal and promptly convene a board meeting of PBB Fund, PBB Fund was unwilling to reply to the proposal until the middle of November, 2005. In summary, despite Livingston Fund's efforts

(2) See footnote (2) on page (v).

to negotiate a potential business combination with PBB Fund, Livingston Fund's offer was not pursued by PBB Fund in a timely manner.

Following such events, the Offeror determined to make this Offer and following a pre-notification to the President and Chief Executive Officer of PBB, the Offeror issued a press release on October 19, 2005 announcing its intention to make the Offer. The Offer was formally commenced by way of an advertisement on October 21, 2005.

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR PBB FUND

The purpose of the Offer is to enable the Offeror to acquire all of the PBB Units. If the conditions to the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for the PBB Units validly deposited, the Offeror currently expects to expeditiously proceed to acquire all of the assets and liabilities of PBB Fund by way of the Subsequent Acquisition Transaction, and to cause the redemption of all of the outstanding PBB Units for such Livingston Units on the basis of 0.92 of a Livingston Unit per PBB Unit, on a taxable basis. Alternatively, the Offeror may effect a Compulsory Acquisition in the appropriate circumstances. However, the Offeror reserves the right not to propose the Subsequent Acquisition Transaction or a Compulsory Transaction or to propose a second step transaction on terms not described in the Circular.

If the Offer is successful, the Offeror intends to complete a detailed review of PBB Fund and its subsidiaries and their respective assets, structures, capitalization, operations, properties, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by PBB with those carried on by Livingston and seeking to maximize potential synergies. In connection therewith, the Offeror expects that it will take the steps necessary to amalgamate PBB, UCS and Livingston, the operating Canadian customs brokerage companies, and to otherwise merge their operations.

5. EXPECTED BENEFITS OF AND REASONS TO ACCEPT THE OFFER

If the Offer is successful, it will result in, among other things, the integration where appropriate of the businesses carried on by the subsidiaries of the Offeror and by the subsidiaries of PBB Fund. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Livingston's best estimate of the effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved.

Premium to PBB Unitholders

The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, were $18.20 and $14.30 respectively. The exchange ratio of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer) represents a value of approximately $16.74 per PBB Unit and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the last trading date prior to the announcement of the Offer, and a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the TSX for the 20 days ended October 18, 2005. **PBB Unitholders are urged to obtain current market quotations for the Livingston Units and PBB Units.**

Complementary Expertise

The successful completion of the Offer is expected to provide the Offeror with complementary businesses designed to allow the Offeror to leverage the combined expertise and to position the Offeror with: (i) an enhanced position in the logistics and transportation sector; (ii) a continuing leadership position in providing customs clearance and trade-related services; (iii) an improved platform for growth in these sectors; (iv) an improved competitive position as a result of the complementary nature of expertise in both the logistics and transportation sector and in customs clearance and trade-related services; and (v) an improved ability to cross-sell services and to market itself as a seamless provider of cross-border and international services in the transportation of goods. The combination of the businesses of the Offeror and PBB Fund is expected to enhance the Offeror's position in all sectors and to increase the combined entity's cumulative financial strength and market profile.

Creation of a Larger Income Trust with Better Access to Capital

The combined entity will have more expertise across complementary sectors to provide service to customers transporting goods across borders. The increase in the scale of operations and the improved geographic diversification are expected to help mitigate future operating risks, by improving the competitiveness of the underlying businesses.

The combined entity will be able to offer a broader, more diverse range of services through its operating companies to cross-sell to its expanded customer base. The combination of both entities also presents a good opportunity to increase the cost-effectiveness of services available to its expanded customer base, through potential synergies that are expected to be achieved by combining the best of both businesses. In addition, due to the size of its market capitalization, the combined entity would have a stronger presence in the financial markets, which is expected to result in greater access to capital and better analyst coverage for the combined entity.

The Offeror's Strong Performance Record

PBB Unitholders who receive Livingston Units under the Offer will have the opportunity to participate in the future upside potential of the combined income fund. The market price of a Livingston Unit has increased from $10 at the time of its initial public offering to $18.20 as of closing on October 18, 2005. Livingston's management team believes it has delivered excellent performance to the Livingston Unitholders in recent years while expanding through recent acquisitions of related service providers such as Great Lakes, South Ranch and Searail. Since its initial public offering on February 11, 2002 to October 18, 2005, the Offeror's unit price has increased by approximately 82% and has generated a total return, including reinvestment of distributions, of approximately 144%. The Offeror has also increased its cash distributions five times, from $0.096 per month per unit after its initial public offering to $0.129 per month per unit, representing a 34.4% increase since the Offeror's initial public offering.

More Conservative Capital Structure and Lower Level of Leverage

Currently the Offeror maintains a much more conservative capital structure than PBB Fund and expects that the combined entity should continue to have a lower level of leverage than PBB Fund currently has. The Offeror has maintained its leverage near or below 1.0 times EBITDA[(2)] since its initial public offering on February 11, 2002. Such a low leverage ratio is generally favoured by investors and is a positive factor in the sustainability of future cash flows.

The following table presents a reconciliation of net income to EBITDA[(2)] for the periods indicated:

	For the period from February 11, 2002 to December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the six months ended June 30, 2005
Net income	10,311	6,155	11,001	9,430
Add (deduct):				
Recovery of income taxes	(1,890)	(3,015)	(3,285)	(399)
Interest expense	1,984	2,698	2,362	984
Other expense (income)	94	2,361	279	(84)
Depreciation	5,338	5,727	5,313	2,699
Amortization	10,085	12,487	12,614	6,983
Impairment of an intangible asset	—	—	683	—
EBITDA[(2)]	25,922	26,413	28,967	19,613

More Prudent Distribution Payout Ratio

Livingston expects that, if the Offer is successful, and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is completed, the combined entity would have a distribution payout ratio that is significantly more prudent than PBB Fund's current distribution payout ratio, which Livingston believes has been greater than 100% for an extended period of time (whereas the Offeror's annual payout ratio has been at or under 85.2% for the last 3 fiscal years).

A more prudent distribution payout ratio is expected to be a positive factor in the sustainability and stability of future cash flows and distributions and should increase the possibility of an increase in future distributions.

Enhanced Liquidity

The successful completion of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is expected to result in a combined entity with a combined market capitalization, based on

(2) See footnote [(2)] on page (v).

October 18, 2005 values, of $479 million (approximately 1.6 times the current market capitalization of the Offeror and 3.1 times that of PBB Fund), which should result in increased market liquidity for Livingston Units for both PBB Unitholders and Livingston Unitholders.

6. CERTAIN EFFECTS OF THE OFFER

The purchase of PBB Units pursuant to the Offer will reduce the number of holders of PBB Units and the number of PBB Units that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining PBB Units held by the public. If the Offeror takes up and pays for less than all of the outstanding PBB Units under the Offer, the PBB Units may no longer meet the standards for continued listing on the TSX. According to its published guidelines, the TSX would give consideration to delisting PBB Units if, among other things, the PBB Units did not substantially meet its standards for continued listing. The successful completion of the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, would result in the delisting of the PBB Units from the TSX.

7. PRO FORMA FINANCIAL INFORMATION

PBB Unitholders should refer to the pro forma financial information contained in Schedule ''A'' to the Offer and Circular, ''Compilation Report and Pro Forma Financial Information''.

8. OWNERSHIP OF AND TRADING IN SECURITIES OF PBB FUND

Neither the Offeror nor any of its trustees or senior officers, nor, to the knowledge of the Offeror and its trustees and senior officers after reasonable inquiry, (i) any associate of a trustee or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, any securities of PBB Fund.

During the six month period preceding the date of the Offer, no securities of PBB Fund have been traded by any of the Offeror, or any of its trustees or senior officers, or, to the knowledge of the Offeror and its trustees and senior officers after reasonable inquiry, (i) any associate of a trustee or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror.

9. COMMITMENTS TO ACQUIRE SECURITIES OF PBB FUND

Other than pursuant to the Offer, there are no commitments to acquire securities of PBB Fund by the Offeror, or any of its trustees or senior officers, or, to the knowledge of the Offeror and its trustees and senior officers after reasonable inquiry, (i) any associate of a trustee or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror.

10. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no arrangements, agreements or understandings made or proposed to be made between the Offeror and the PBB Board of Trustees or any senior officers of PBB Fund and no payments or other benefits are proposed to be made or given by way of compensation by the Offeror for the loss of office or for any member of the PBB Board of Trustees or such senior officers remaining in or retiring from office. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of PBB Fund with respect to the Offer or between the Offeror and any Person with respect to any securities of PBB Fund in relation to the Offer.

11. MATERIAL CHANGES AND OTHER INFORMATION CONCERNING PBB FUND

The Offeror does not have any information that indicates any material change in the affairs of PBB Fund since the date of the last published financial statements of PBB Fund other than as has been publicly disclosed by PBB Fund. The Offeror does not have any knowledge of any material fact concerning securities of PBB Fund that has not been generally disclosed by PBB Fund or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of PBB Unitholders to accept or reject the Offer.

12. PRICE RANGE AND TRADING VOLUMES OF THE PBB UNITS AND LIVINGSTON UNITS

PBB Fund

The PBB Units are listed and posted for trading on the TSX. Based upon publicly available information, Livingston believes that as of the date hereof there are approximately 10,701,636 PBB Units outstanding and as at July 1, 2005 there were 48,559 Restricted PBB Units outstanding. The following table sets forth the high and low closing prices and volumes of the PBB Units traded on the TSX for the periods indicated:

	Price Range of PBB Units		Total
	High	Low	Volume
2005			
October (to October 18)	$ 15.70	$ 14.30	238,600
September	$ 16.75	$ 15.72	343,684
August	$ 17.15	$ 14.55	686,524
July	$ 14.52	$ 13.53	594,359
June	$ 14.15	$ 13.73	532,159
May	$ 15.54	$ 12.81	971,730
April	$ 16.41	$ 15.50	583,404
March	$ 17.84	$ 15.85	569,647
February	$ 19.40	$ 17.35	671,800
January	$ 18.35	$ 16.97	888,600
2004			
December	$ 17.30	$ 16.75	647,800
November	$ 20.06	$ 16.42	1,203,400
October	$ 19.99	$ 18.50	594,800
September	$ 19.35	$ 17.49	416,200

At the close of business on October 18, 2005 and October 20, 2005, the closing sale prices of the PBB Units on the TSX were $14.30 and $15.10, respectively. **PBB Unitholders are urged to obtain current market quotations for the PBB Units.**

Livingston

The Livingston Units are also listed and posted for trading on the TSX. As of the date hereof, there are 16,413,200 Livingston Units outstanding. The following table sets forth the high and low closing prices and volumes of the Livingston Units traded on the TSX for the periods indicated:

	Price Range of Livingston Units		Total
	High	Low	Volume
2005			
October (to October 18)	$ 22.47	$ 18.20	442,100
September	$ 23.85	$ 22.03	848,674
August	$ 23.75	$ 21.65	550,776
July	$ 22.00	$ 20.51	354,473
June	$ 21.95	$ 21.00	429,904
May	$ 21.75	$ 19.95	588,228
April	$ 20.78	$ 20.00	389,224
March	$ 22.00	$ 20.29	778,143
February	$ 22.55	$ 21.20	549,100
January	$ 22.75	$ 21.26	744,600
2004			
December	$ 23.49	$ 20.70	602,800
November	$ 22.95	$ 21.30	1,054,700
October	$ 21.87	$ 19.00	707,600
September	$ 19.70	$ 18.15	547,000

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At the close of business on October 18, 2005 and October 20, 2005, the closing prices of the Livingston Units on the TSX were $18.20 and $17.15, respectively. **PBB Unitholders are urged to obtain current market quotations for the Livingston Units.**

13. DESCRIPTION OF LIVINGSTON UNITS AND CERTAIN PROVISIONS OF THE OFFEROR'S DECLARATION OF TRUST

See the management proxy circular of the Offeror dated March 17, 2005 and Item 14 of the Offeror's AIF, each of which is incorporated by reference herein, for a description of the Offeror's capital structure, including a description of the Livingston Units and certain provisions of the Offeror's Declaration of Trust.

Although the Offeror's Declaration of Trust confers upon a Livingston Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist differences, a number of which are described below.

Conflict of Interest Restrictions and Provisions

The Offeror's Declaration of Trust contains "conflict of interest" provisions that are designed to protect Livingston Unitholders without creating undue limitations on the Offeror. The Offeror's Declaration of Trust contains provisions, similar to those contained in the CBCA that require each Offeror's Trustee to disclose to the Offeror, as applicable, any interest in a material contract or proposed material contract with the Offeror, or the fact that such Person is a director or officer of, or otherwise has a material interest in, any Person who is a party to a material contract or proposed material contract with the Offeror. An Offeror's Trustee is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to (i) his or her remuneration as a trustee or officer of the Offeror, as applicable, (ii) insurance or indemnity, or (iii) a contract with Livingston or its affiliates.

Rights of Livingston Unitholders

The rights of the Livingston Unitholders are established by the Offeror's Declaration of Trust. The Offeror's Declaration of Trust includes provisions intended to limit the liability of Livingston Unitholders for liabilities and other obligations of the Offeror, although no statutory provisions had historically confirmed the limited liability status of unitholders in a manner comparable to shareholders of a CBCA corporation. On December 16, 2004, the Trust Beneficiaries' Liability Act, 2004, a new Ontario statute included in Bill 106, received Royal Assent. That statute provides that Livingston Unitholders are not liable, as beneficiaries of the Offeror, for any act, default, obligation or liability of the Offeror or the Offeror's Trustees arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Livingston Unitholder could be sought to be challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated into the Offeror's Declaration of Trust. For example, Livingston Unitholders are entitled to exercise voting rights in respect of their holdings of Livingston Units in a manner similar to shareholders of a CBCA corporation and to elect trustees and auditors. The Offeror's Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Livingston Unitholders, the quorum for and procedures at such meetings and the right of Livingston Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Livingston Unitholder approval is required under the Offeror's Declaration of Trust differ from the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Offeror's subsidiary entities. For example, Offeror's Trustees may not, without the approval of the Livingston Unitholders by special resolution, being 66⅔% of the votes cast at a meeting of Livingston Unitholders called for that purpose, authorize any sale, lease or other disposition of all or substantially all of the assets of Livingston or of the Offeror, except (i) in conjunction with an amalgamation, continuation, arrangement, capital reorganization or other reorganization of, between or among the Offeror and/or Livingston and/or its affiliates and/or divisions thereof, or (ii) with respect to a sale of assets of the Offeror, in connection with the termination or winding-up of the Offeror. These Livingston Unitholder approval rights are supplemented by provisions of Securities Laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX. In addition, the Offeror's Declaration of Trust provides that notwithstanding any other provision thereof, a resolution in writing executed by Livingston Unitholders holding more than 66⅔% of the outstanding Livingston Units at any time shall be as valid and binding as if such Livingston Unitholders had exercised at that time all of the voting rights to which they were then entitled under the Offeror's Declaration of Trust in favour of such resolution at a meeting of Livingston Unitholders duly called for the purpose.

Livingston Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on, or (ii) the issue, transfer or ownership of shares). However, Livingston Unitholders seeking to terminate their investment in the Offeror are entitled to receive, subject to certain conditions and limitations, their pro rata share of the Offeror's net assets through the exercise of the redemption rights provided by the Offeror's Declaration of Trust. Livingston Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Livingston Unitholders could rely only on the general provisions of the Offeror's Declaration of Trust, which permit the winding up of the Offeror with the approval of a special resolution, (i.e 66⅔%) of the Livingston Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Offeror's Declaration of Trust allows Livingston Unitholders to pass resolutions appointing an inspector to investigate the Offeror's Trustees' performance of their responsibilities and duties, but this process would generally not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Offeror's Declaration of Trust does not include a comparable right of the Livingston Unitholders to commence or participate in legal proceedings with respect to the Offeror.

The Offeror's Declaration of Trust was amended effective April 21, 2005 (with Livingston Unitholders' approval) to clarify the ability of the Offeror to directly or indirectly acquire interests in trusts or other Persons holding or intending to hold interests in limited partnerships, to allow the Offeror to issue, in part, to Livingston Unitholders notes from a separate series of notes of the Offeror's holding trusts in satisfaction of the *in specie* redemption provisions attached to the Livingston Units, and to adopt provisions similar to those found in the CBCA relating to apportionment of liability with the intent of, among other things, potentially lowering the costs of the Offeror's liability insurance and audit fees. A copy of the amendment to the Offeror's Declaration of Trust can be found at www.sedar.com.

14. SIGNIFICANT ACQUISITIONS

PBB Unitholders are advised to see the business acquisition report of the Offeror dated May 16, 2005, which is incorporated by reference herein, with respect to the acquisition by the Offeror of Great Lakes and South Ranch.

PBB Unitholders may also wish to refer to the business acquisition report of PBB Fund dated September 17, 2004 with respect to the acquisition of Clarke Logistics, the business acquisition report dated May 12, 2005 with respect to the acquisition of UIL and UCS and their wholly owned subsidiaries, and the material change report of PBB Fund dated August 11, 2005 with respect to the acquisition of M&C, all of which may be obtained at www.sedar.com. See also Section 1 in this Circular, "The Offeror" and Section 2 in this Circular, "PBB Fund".

15. REGULATORY MATTERS, ETC.

Competition Act (Canada)

Based on publicly available information, the Offeror is of the view that the consummation of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, likely constitutes a notifiable transaction under the Competition Act and, as such, may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, together with certain prescribed information, has been provided to the Commissioner, unless the Commissioner has issued an advance ruling certificate (**"ARC"**) under section 102 of the Competition Act or has waived the notification obligation pursuant to subsection 113(c) of the Competition Act.

The Offeror intends to file a pre-merger notification in respect of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition on or about October 21, 2005. In addition, the Offeror submitted on

P 54

October 6, 2005 a request to the Commissioner that an ARC or, in the alternative, a No-Action Letter (defined below) be issued together with submissions in support of such request.

The duration of the Commissioner's review of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition will be a direct function of the Commissioner's assessment of the complexity of the review. Upon completion of the Commissioner's review, the Commissioner may decide to: (i) challenge, in whole or in part, the consummation of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, by initiating proceedings before the Competition Tribunal if the Commissioner concludes that it is likely to substantially lessen or prevent competition; (ii) issue a letter satisfactory to the Offeror, in its sole discretion, indicating that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the consummation of any of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, at that time but that the Commissioner retains the authority to do so for three years after the consummation of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable (the **"No-Action Letter"**); or (iii) issue an ARC. Where an ARC is issued and the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The obligation of the Offeror to consummate the purchase of the PBB Units under the Offer is subject to the condition that: the Commissioner shall have issued an ARC in respect of the consummation of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, or: (i) the applicable pre-merger notification waiting period under Part IX of the Competition Act shall have expired, been waived, or terminated, and (ii) the Commissioner shall have issued a No-Action Letter and shall not have subsequently made or threatened to make an application under the Competition Act in respect of any of the consummation of the Offer, the Subsequent Acquisition or the Compulsory Acquisition.

Based upon an examination of publicly available information relating to the business of PBB Fund, the Offeror does not expect the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, to give rise to material competition concerns in Canada. However, the Offeror cannot be assured of this result.

Hart-Scott-Rodino Act

Under the Hart-Scott-Rodino Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the **"Antitrust Division"**) and the Federal Trade Commission (the **"FTC"**) and certain waiting period requirements have been satisfied. Based on publicly available information, the Offeror is of the view that the consummation of the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, is/are subject to such requirements.

Pursuant to the requirements of the Hart-Scott-Rodino Act, the Offeror intends to file a Notification and Report Form with respect to the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, imminently. The waiting period applicable to the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, will expire at 11:59 p.m., Eastern time, on the 30th calendar day from the day after which such complete filing is made by the Offeror. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, from the Offeror. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern time, on the 30th day after substantial compliance by the Offeror with such request. Thereafter, such waiting period can be extended only by court order.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the PBB Units under the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, or seeking divestiture of the PBB Units or substantial assets so acquired. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States.

Based upon an examination of publicly available information relating to the business of PBB Fund, the Offeror does not expect the Offer, the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, to give rise to material antitrust concerns in the United States. However, the Offeror cannot be assured of this result.

Customs, Brokerage and Transportation Permits, Etc.

Livingston and PBB and certain of their affiliates have various licenses related to customs brokerage and transportation related services in Canada and the U.S., as well as being parties to leases and other contracts. In the case of PBB, such licenses, leases and/or contracts may, as a result of the change of control of PBB that the Offer would represent, require notifications to and/or approvals from the applicable regulatory authorities or counterparties.

TSX

The Livingston Units are currently listed and posted for trading on the TSX. It is a condition to the Offer that the Livingston Units to be issued in connection with the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition be conditionally approved for listing on the TSX, subject to satisfaction of customary conditions. Conditional listing approval for the Livingston Units to be issued under the Offer was obtained on October 14, 2005. The PBB Units are expected to be delisted from the TSX at or shortly after completion of the Offer and the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable.

16. SECOND STEP TRANSACTIONS

Subsequent Acquisition Transaction

If the Offeror takes up and pays for PBB Units pursuant to the Offer, the Offeror currently intends to proceed with the Subsequent Acquisition Transaction (as hereinafter defined). **Tenders to the Offer include, among other things, approval of and authorization to proceed with the Subsequent Acquisition Transaction (including approval of the Merger Agreement (as defined below) in connection therewith), and as a result, if the Minimum Condition is satisfied, the Subsequent Acquisition Transaction will have been approved by Depositing PBB Unitholders.**

Tenders to the Offer also include approval of and authorization to proceed with several amendments to the PBB Declaration of Trust described below. If for any reason such approvals or authorizations are ineffective, or otherwise in the sole discretion of the Offeror, then in order to effect the Subsequent Acquisition Transaction, the Offeror would expect to seek PBB Unitholder approval, at a special meeting of the PBB Unitholders to be called for such purpose or in writing as permitted by the PBB Declaration of Trust and Securities Laws, of a resolution to consummate a merger which would involve (i) the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, and (ii) the distribution of such Livingston Units to the PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided herein) upon a redemption of their PBB Units, on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) (referred to in the Offer and Circular as the **"Subsequent Acquisition Transaction"**). In such circumstances, the approval of at least two-thirds of the votes cast by holders of the outstanding PBB Units and the approval of a majority of the votes cast by "minority" holders of PBB Units (including PBB Units tendered into the Offer by "minority" holders of PBB Units) would be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction, or the written approval of two-thirds of the holders of the PBB Units and the written approval of the holders of a majority of the PBB Units held by "minority" holders of PBB Units (including PBB Units tendered into the Offer by "minority" holders of PBB Units) of such resolution would be required. The Offeror would cause PBB Units acquired under the Offer to be voted in favour of such a transaction.

The Offeror has obtained relief from the OSC and from the AMF under OSC Rule 61-501 and Policy Q-27, respectively, from the requirements, in the event that the Offeror takes up and pays for PBB Units under the Offer, to (a) call a meeting of PBB Unitholders to approve the Subsequent Acquisition Transaction; and (b) send an information circular to PBB Unitholders in connection with the Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained, albeit not at a meeting of PBB Unitholders.

In the event the Offeror determines not to proceed with the Subsequent Acquisition Transaction, the Offeror reserves the right, subject to compliance with Securities Laws, to acquire the balance of the PBB Units or PBB Fund's assets as soon as practicable by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror and/or its subsidiaries and PBB Fund and/or its subsidiaries.

The execution of the Letter of Acceptance and Transmittal irrevocably approves, and irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing PBB Unitholders, with respect to PBB Units deposited under the Offer and not at such time validly withdrawn, effective from and after 7:00 p.m. (Vancouver time) on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing PBB Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in form and on terms satisfactory to Livingston, in respect of special resolutions: (a) regarding the Subsequent Acquisition Transaction, and any ancillary matters in connection therewith, including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Subsequent Acquisition Transaction; (b) regarding the amendment to the PBB Declaration of Trust to provide for, in connection with the Subsequent Acquisition Transaction, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB Units and the distribution of such Livingston Units to PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; (c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; and (d) regarding the amendment of the PBB Declaration of Trust in respect of the Compulsory Acquisition provisions to, consistent with the OBCA, extend their operative time to reflect that the Offer must have been accepted by PBB Unitholders representing 90% of the outstanding PBB Units, other than PBB Units held at the date of the Offer by the Offeror, its affiliates and associates or by any Person acting jointly or in concert with the Offeror, within a period of 120 days from the date of the Offer, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith; (e) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and (f) authorizing any officer or director of Livingston, and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions; such special resolutions and Merger Agreement being on substantially the terms described herein. See "Special Resolution" and "Summary of Proposed Merger Agreement" below. See also Section 3 of the Offer, "Manner of Acceptance".

The methods of acquiring the remaining outstanding PBB Units described above (but not including the Compulsory Acquisition) may constitute a "business combination" within the meaning of OSC Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 if such method would result in the interest of a holder of PBB Units (the **"affected securities"**) being terminated without the consent of the PBB Unitholder. As the Subsequent Acquisition Transaction will have been approved by Depositing PBB Unitholders prior to the taking up of PBB Units by the Offeror under the Offer, and as Livingston currently plans to cause a merger agreement (substantially as described below under "Summary of Proposed Merger Agreement") to be entered into pursuant to such approval and authority prior to the Expiry Time, Livingston believes that it will not constitute a "business combination" or a "going private transaction", and thus will not be subject to OSC Rule 61-501 or Policy Q-27.

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out such a transaction is required to engage an independent valuator to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on any exemptions available or seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting the Offeror or PBB Fund, as appropriate, from the requirement to prepare a valuation in connection with the Subsequent Acquisition Transaction (if applicable) or any other business combination or going private transaction. An exemption is available for certain transactions completed within 120 days after the expiry of a formal takeover bid for consideration at least equal to and of the same type as that paid in the takeover bid, provided certain tax disclosure is given in the takeover bid disclosure documents. The Offeror expects that this exemption would be available if necessary.

OSC Rule 61-501 and Policy Q-27 also require that, unless exempted, in addition to any other required PBB Unitholder approval, in order to complete a business combination, going private transaction or a related party transaction, as applicable, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained at a meeting held for such purpose. In relation to the Offer and any subsequent business combination or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of PBB Units, other than, among others, the following: (i) the Offeror (other than in respect of PBB Units acquired pursuant to the Offer, as described below); (ii) any "related parties" of the Offeror (as defined for the purposes of OSC Rule 61-501 and Policy Q-27) who would not be equally treated; and (iii) any Person or company acting jointly or in concert with the foregoing. OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat PBB Units acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of such business combination or going private transaction if the consideration per security in such transaction is at least equal in value to and of the same type as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under the Subsequent Acquisition Transaction or any other business combination or going private transaction proposed by it would be at least equal in value to and of the same type as the consideration offered under the Offer.

If, following the Offer, the Offeror and its affiliates are the beneficial holders of 90% or more of the PBB Units at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule OSC 61-501 and Policy Q-27 will not apply to the transaction if a statutory dissent and appraisal remedy is available, or if a substantially equivalent enforceable right is made available, to the minority PBB Unitholders. The Offeror expects that this exemption would be available.

The Subsequent Acquisition Transaction would not occur on a roll-over basis for Canadian income tax purposes, but would be a taxable transaction. See Section 18 of this Circular, "Canadian Federal Income Tax Considerations" for a discussion of the income tax consequences of the Subsequent Acquisition Transaction to PBB Unitholders who do not tender their PBB Units to the Offer.

Summary of Proposed Merger Agreement

Conditional on the receipt of sufficient tenders to do so, Livingston Fund is currently expecting to sign and deliver, on behalf of PBB Fund, a merger agreement (the "**Merger Agreement**") with the Offeror after midnight (Vancouver time) on the Expiry Date. However, it is also possible that the Merger Agreement may not be entered into at all. The following is a summary of the material terms of the proposed Merger Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which will be made available on Livingston Fund's website at www.livingstonintl.com, and the terms thereof are subject to change. PBB Unitholders who would like a paper copy to be mailed to them without charge may contact the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400,Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to acquire all of the assets and assume all of the liabilities of PBB Fund in return for Livingston Units and/or PBB Units acquired by the Offeror under the Offer.

The closing of the transactions under the Merger Agreement would occur, subject to the terms and conditions of the Merger Agreement, on such date (not later than 120 days after the Expiry Date) as is specified in writing by Livingston Fund, which is currently expected to occur within 45 days following the Expiry Date and only after the expiry of the Offer. PBB Fund would agree to then redeem all outstanding PBB Units, subject to any adjustments as provided for in the Merger Agreement, and distribute the Livingston Units to the former holders of PBB Units on the same terms as under the Offer, namely on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer). This would occur on a taxable basis to PBB Unitholders. Any Livingston Units received by the Offeror as a holder of PBB Units at such time would be cancelled. If the Offeror determines, in its sole discretion, that it is desirable or required by Law to do so, PBB Fund would agree to establish an arrangement on terms satisfactory to Livingston Fund, acting reasonably, to provide for the sale of any Livingston Units that would otherwise be received by any one or more former beneficial PBB Unitholder(s) or any class(es) thereof in any one or more non-Canadian jurisdiction(s), and such Person(s) would instead receive the net proceeds thereof, after disposition costs and less any applicable withholding taxes. Livingston Fund shall not have any liability in connection with the sale of Livingston Units in accordance with the Merger Agreement. No trustee, broker or agent engaged by PBB Fund to effect a sale of Livingston Units in accordance with the foregoing would have any liability to PBB Fund or any affected beneficial PBB Unitholder in connection therewith, except for gross negligence or wilful misconduct.

Livingston Fund may also, in its sole discretion, decide to pay a portion of the consideration for the sale and transfer of the PBB Fund assets by the transfer of a number of Purchased PBB Units, after which the number of Livingston Units to be paid in accordance with the Merger Agreement shall be reduced by the number obtained by multiplying the Exchange Ratio by such number of Purchased PBB Units transferred to PBB. Any Purchased PBB Units so received by PBB Fund would forthwith be cancelled for no additional consideration.

There can be no assurance that the Merger Agreement will be entered into or, if entered into, that it will be completed. Thus, PBB Unitholders may prefer to tender their PBB Units to the Offer.

In the Merger Agreement, while there would be no representations or warranties of either party, PBB Fund would agree to and to cause each of its subsidiary entities to (a) co-operate (and to cause its advisors to co-operate) in proceeding with the transactions contemplated therein (including, without limitation, cooperation with respect to any regulatory filings) and not to take any actions inconsistent therewith; (b) conduct its business and activities in the ordinary course in substantially the same manner as previously conducted, except that it and they will not: (i) enter into or renew or amend any material agreements (including without limitation leases and bonding or insurance arrangements), or (ii) make any material capital expenditures, or (iii) make any business acquisitions or dispositions, or (iv) make any changes to their respective capitalization (including borrowings, guarantees or amendments to the terms of debt), or (v) declare or make any payments or distributions to their respective securityholders, or (vi) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of their respective trustees, directors or officers, or (vii) make any changes to their respective accounting practices, or (viii) settle any litigation or claims, in each case without Livingston Fund's prior express written approval; (c) forthwith, upon request, provide full access or cause full access and cooperation to be provided to Livingston Fund and its representatives to its records, premises, employees and advisors; (d) not amend the PBB Declaration of Trust, except with the prior express written approval of Livingston Fund; (e) not amend the constating documents, articles or by-laws of any subsidiary entity of PBB Fund, or sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any securities of PBB Fund or any subsidiary entity of PBB Fund or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities, in each case without Livingston Fund's prior express written approval; (f) take or fail to take any action within its reasonable control which would result in a condition specified in the Merger Agreement not being satisfied; (g) prepare and execute, and assist Livingston Fund with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the PBB Fund assets; and (h) immediately advise Livingston Fund verbally and in writing of any material developments or changes with respect to their respective businesses and affairs, and to send Livingston Fund for its comments a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority as sufficiently in advance of filing or release as is possible.

The closing of the transactions contemplated in the Agreement would be subject to the following conditions in favour of the Offeror: (i) PBB Fund's compliance with all of its covenants thereunder in all material respects; (ii) no event of default exists that has not been cured or waived at the time or would result as a consequence of the completion of the transactions contemplated in the Merger Agreement under any then existing credit facilities of Livingston; (iii) as at the time of closing, the conditions referred to in Sections 4(b), (c), (d), (e), (f), (g), (h), (i), (j), (l), (m), (n), (o) and (r) of the Offer, *mutatis mutandis*, shall have been satisfied or waived by the Offeror; and (iv) the Merger Agreement shall not have been terminated pursuant to its terms. The parties acknowledge and agree that Livingston Fund's interpretation of the satisfaction or the waiver of the foregoing conditions shall be final and binding.

If any of the conditions were not satisfied or waived by the Offeror, then the Offeror would be entitled to terminate the Merger Agreement, without prejudice to any other remedies (including damages or equitable remedies) that it may have. Each party to the Merger Agreement would be responsible for its own expenses, and the Merger Agreement would be governed by the laws of Ontario.

Special Resolution

If the Offer is successfully completed, Depositing PBB Unitholders would, through the execution by CDS of the Letter of Acceptance and Transmittal, approve a special resolution, substantially as set forth below:

Special Resolution:

Capitalized terms used and not defined in this resolution have the meanings given to them in the Offer and Circular of Livingston International Income Fund dated October 21, 2005, as amended (the **"Circular"**);

(a) The Subsequent Acquisition Transaction (as defined in Section 16, "Second Step Transactions", of the Circular), and any ancillary matters in connection therewith, are approved, and Livingston is authorized to execute, on behalf of PBB Fund, the Merger Agreement in connection with the Subsequent Acquisition Transaction on substantially the terms described in the Circular;

(b) The amendment to the PBB Declaration of Trust to provide, in connection with the Subsequent Acquisition Transaction, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, for the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, for the redemption of all outstanding PBB Units and the distribution of such Livingston Units to the PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, is approved, and Livingston is authorized to execute an amendment to the PBB Declaration of Trust in connection with the foregoing;

(c) The amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any PBB Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, is approved, and Livingston is authorized to execute an amendment to the PBB Declaration of Trust in connection with the foregoing;

(d) The amendment of the PBB Declaration of Trust in respect of the Compulsory Acquisition (as defined in Section 16 of the Circular, "Second Step Transactions") provisions to, consistent with the *Business Corporations Act* (Ontario), extend their operative time to reflect that the Offer must have been accepted by PBB Unitholders representing 90% of the outstanding PBB Units, other than PBB Units held at the date of the Offer by the Offeror, its affiliates and associates or by any Person acting jointly or in concert with the Offeror, within a period of 120 days from the date of the Offer, is approved, and Livingston is authorized to execute an amendment to the PBB Declaration of Trust in connection with the foregoing;

(e) Notwithstanding that this resolution has been passed by the PBB Unitholders, Livingston is authorized without further notice to or approval of the PBB Unitholders not to proceed, on behalf of PBB Fund, with the Subsequent Acquisition Transaction if for whatever reason it determines it appropriate not to so proceed;

(f) The PBB Trustees and all directors and officers of PBB and its subsidiaries are directed to cooperate in all respects with the Offeror and Livingston; and

(g) Any officer or director of Livingston, and any other Persons designated by Livingston in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to this special resolution.

In addition to approval of the foregoing special resolution, the Offeror would have to approve the entering into of and enter into the Merger Agreement on the Offeror's part.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions in respect of corporations which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority securityholders. In addition, the PBB Declaration of Trust permits such transactions.

PBB Unitholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Compulsory Acquisition

Section 13.12 of the PBB Declaration of Trust permits the Offeror to acquire the PBB Units not tendered to the Offer, for the same consideration per PBB Unit as was paid under the Offer, if, within the time provided in the Offer for its acceptance, or within a period of time (currently 45 days, but it is proposed to be extended to 120 days by amending the PBB Declaration of Trust as described in Section 16 of the Circular, ''Second Step Transactions'') after the date of the Offer, whichever period is shorter, the Offer is accepted by not less than 90% of the PBB Unitholders (excluding PBB Units beneficially owned, or over which control or direction is exercised, on the date of the Offer by the Offeror, or any affiliate or associate of the Offeror or any Person or company acting jointly or in concert with the Offeror) (a **''Compulsory Acquisition''**). The Offeror reserves the right to exercise such right if available, which right would be subject to the consent of Livingston's lenders.

To exercise such right, the Offeror must give notice (the **''Offeror's Notice''**) to each holder of PBB Units who did not accept the Offer (and to each Person who subsequently acquires any such PBB Units) (in each case a **''Non-Tendering Offeree''**) of such proposed acquisition within 30 days from the date of termination of the Offer.

Within 21 days after receipt of the Offeror's Notice, each Non-Tendering Offeree must send the certificate(s) representing the PBB Units (**''PBB Unit Certificates''**) held by such Non-Tendering Offeree to PBB Fund, duly endorsed for transfer, if a PBB Unit Certificate(s) have been provided to such holder.

Within 21 days of giving the Offeror's Notice, the Offeror must pay or transfer to the PBB Trustees, or to such other Person as the PBB Trustees may direct, the cash or other consideration the Offeror would have had to pay to the Non-Tendering Offeree if they had elected to accept the Offer, to be held in trust for the Non-Tendering Offeree.

Within 30 days after the giving of the Offeror's Notice, the PBB Trustees, if the Offeror has otherwise complied with Section 13.12 of the PBB Declaration of Trust, shall: (a) take all necessary steps to cause the transfer of the PBB Units of the Non-Tendering Offeree to the Offeror; (b) send each Non-Tendering Offeree who has complied with the foregoing requirements the consideration to which such Non-Tendering Offeree is entitled; and (c) send each Non-Tendering Offeree who has not complied with the foregoing requirements a notice stating that: (i) his or her PBB Units have been transferred to the Offeror; (ii) the PBB Trustees or some other Person designated in such notice are holding the consideration for such PBB Units; and (iii) the PBB Trustees, or such other Person, will send the consideration to such Non-Tendering Offeree as soon as practical after receiving such Non-Tendering Offeree's PBB Unit Certificate(s) or such other documents as the PBB Trustees or such other Person may require in lieu thereof.

Section 13.12 of the PBB Declaration of Trust is complex and the foregoing is a summary only. PBB Unitholders should refer to Section 13.12 of the PBB Declaration of Trust for the full text of the relevant provisions, and those who wish to be better informed about those provisions of the PBB Declaration of Trust should consult with their legal advisors.

See Section 18 of this Circular, ''Canadian Federal Income Tax Considerations'', for a discussion of the income tax consequences of the Compulsory Acquisition to PBB Unitholders who do not tender their PBB Units to the Offer.

Possibly No Distributions Pending Subsequent Acquisition Transaction or Compulsory Acquisition

PBB Unitholders are advised that it may take up to 45 days or longer from the completion of the Offer to complete a Subsequent Acquisition Transaction or Compulsory Acquisition, although the Offeror currently intends to seek to complete such a transaction expeditiously. During such period, non-tendering PBB Unitholders may not receive any distributions from PBB Fund or from the Offeror. There can also be no assurance that a Subsequent Acquisition Transaction or Compulsory Acquisition will be completed. Non-tendering PBB Unitholders will only be entitled to receive distributions in respect of Livingston Units that are declared with a record date occurring after they receive Livingston Units in connection with any Subsequent Acquisition Transaction or Compulsory Acquisition, following which they will be entitled to receive distributions on such Livingston Units as a Livingston Unitholder going forward. **Thus, PBB Unitholders may prefer to tender their PBB Units to the Offer rather than waiting for a Subsequent Acquisition Transaction or Compulsory Acquisition, if any.**

Appraisal Rights

In addition to the Compulsory Acquisition provisions described above, in the event that the Offeror provides an Offeror's Notice in connection with a Compulsory Acquisition, the Offeror would provide each Non-Tendering Offeree who complies with the following provisions with the right (the "**Dissent Rights**") pursuant to which they would be entitled to be paid by the Offeror the fair value, as such term is used in the OBCA (the "**Fair Value**"), of the PBB Units held by such Non-Tendering Offeree in respect of which the Non-Tendering Offeree dissents, determined as of the close of business on the day before the Compulsory Acquisition is effective. A Non-Tendering Offeree may only exercise Dissent Rights with respect to all PBB Units held by the Non-Tendering Offeree on behalf of any one beneficial owner and registered in the name of the Non-Tendering Offeree.

A Non-Tendering Offeree who wishes to exercise Dissent Rights (a "**Dissenting Offeree**") must provide to the Offeror c/o the Depositary, within 21 days after receipt of the Offeror's Notice, a written notice (a "**Dissent Notice**") exercising the Dissent Rights and containing his, her or its name and address, the number of PBB Units in respect of which he, she or it dissents and a demand for payment of the Fair Value of such PBB Units. It is important that a Dissenting Offeree strictly comply with this requirement.

No later than 30 days after sending a Dissent Notice, a Dissenting Offeree must send the PBB Unit Certificate(s) representing the PBB Units in respect of which the PBB Unitholder dissents to the Offeror or its transfer agent, if a PBB Unit Certificate(s) have been provided to such holder.

A Dissenting Offeree who fails to send a Dissent Notice or fails to send the PBB Units Certificate(s) representing the PBB Units in respect of which the PBB Unitholder dissents to the Offeror or its transfer agent, if PBB Unit Certificate(s) have been provided to such holder, has no right to make a claim under the Dissent Rights.

The Offeror shall, not later than seven days following the later of the date of the Compulsory Acquisition or the day the Offeror receives a Dissent Notice, send each Dissenting Offeree who has sent a Dissent Notice a written offer to pay (an "**Offer to Pay**") for the PBB Units held by the Dissenting Offeree in an amount considered by the Offeror's Trustees to be the Fair Value thereof, accompanied by a statement showing how such Fair Value was determined. Every Offer to Pay made to Dissenting Offerees shall be on the same terms.

The Offeror will pay for the PBB Units of a Dissenting Offeree within 10 days after it makes an Offer to Pay that is accepted, but every Offer to Pay lapses if the Offeror does not receive an acceptance thereof within 30 days after the Offer to Pay has been made. If the Offeror fails to make an Offer to Pay or if a Dissenting Offeree fails to accept an Offer to Pay, the Offeror may, within 50 days after the Compulsory Acquisition is effective, or within such further period as the Ontario Superior Court of Justice (the "**Court**") may allow, apply to the Court to fix the Fair Value for the PBB Units of any Dissenting Offeree. If the Offeror fails to apply to the Court as set out above, a Dissenting Offeree may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Offeree is not required to give security for costs in any such application. If the Offeror fails to make an Offer to Pay, the cost of any application made by a Dissenting Offeree as set forth above shall be borne by the Offeree unless the Court otherwise orders.

Before making the aforementioned application to the Court by the Offeror or not later than seven days after receiving notice of an application to the Court by the Dissenting Offeree as aforementioned, as the case may be, the Offeror shall give notice (the "**Court Notice**") to each Dissenting Offeree who, at the date upon which the notice is given, (a) has sent to Offeror a Dissent Notice; and (b) has not accepted an Offer to Pay, if such an offer was made, of the date, place and consequences of the application and of the Dissenting Offerees right to appear and be heard in Person or by counsel, and a similar notice shall be given to each Dissenting Offeree who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) above within three days after the Dissenting Offeree satisfies such conditions. All Dissenting Offerees who satisfy the aforementioned conditions (a) and (b) shall be deemed to be joined as parties to the aforementioned application to the Court on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the Court in the proceedings commenced by the application.

Upon an application to the Court as aforementioned, the Court may determine whether any other Person is a Dissenting Offeree who should be joined as a party, and the Court shall fix the Fair Value for the PBB Units of all Dissenting Offerees. The Court may in its discretion appoint one or more appraisers to assist the Court to fix the Fair Value for the PBB Units of the Dissenting Offerees.

The final order of the Court in the proceedings commenced by an application as aforementioned shall be rendered against the Offeror and in favour of each Dissenting Offeree who, whether before or after the date of the order, complies with the conditions set out in the Court Notice. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Offeree from the date the Compulsory Acquisition is effective until the date of payment.

In no event shall the Offeror's Trustees or any Livingston Unitholder be personally liable for the foregoing Dissent Rights nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or any Livingston Unitholder in connection therewith.

As the PBB Units are book entry only, the foregoing Dissent Rights would need to be exercised by CDS on behalf of a PBB Unitholder's broker or other nominee. PBB Unitholders that wish to exercise the forgoing Dissent Rights should contact their broker or other nominee for assistance.

The foregoing is complex and requires strict adherence to notice and timing provisions, failing which the Dissent Rights may be lost or altered. PBB Unitholders who wish to be better informed should consult with their legal advisors.

Other Alternatives

If the Offeror is unable to effect the Subsequent Acquisition Transaction or the Compulsory Acquisition, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional PBB Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional PBB Units, or acquiring PBB Fund's assets. Alternatively, the Offeror may sell or otherwise dispose of any or all PBB Units acquired pursuant to the Offer. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the Offer price.

17. RISK FACTORS

There are certain risks inherent in an investment in the Livingston Units and in the activities of the Offeror which PBB Unitholders should carefully consider. A number of these risks are set out in the Offeror's AIF under the heading "Risk Factors", including risks relating to: (i) dependence on cross-border trade; (ii) vulnerability to economic conditions; (iii) competition; (iv) risks of acquisitions and the failure to integrate acquired businesses (including PBB Fund and its recent acquisitions); (v) regulatory change; (vi) foreign exchange; (vii) effects of hedging; (viii) interest earnings; (ix) reliance on key personnel; (x) contract changes; (xi) potential undisclosed liabilities associated with acquisitions; (xii) uninsured and underinsured losses; (xiii) bonding requirements; (xiv) credit and collection; (xv) dependence on Livingston, through the Offeror's ownership of Livingston's common shares and notes; (xvi) refinancing risks; (xvii) risks associated with leverage and restrictive covenants; (xviii) the fact that cash distributions are not guaranteed and will fluctuate with performance; (xix) the nature of the Livingston Units; (xx) the distribution of securities on redemption or termination of the Offeror; (xxi) the fact that the Offeror may issue additional Livingston Units, diluting existing Livingston Unitholders' interests; (xxii) restrictions on potential growth; (xxiii) undiversified and illiquid holdings in subsidiaries; (xxiv) investment eligibility; and (xxv) income tax matters, including potential changes to the Tax Act. Those risks as set forth in the Offeror's AIF are incorporated by reference herein.

In addition, PBB Unitholders should carefully consider the following risk factors:

Integration Related Risks

The Offeror has proposed the Offer with the expectation that its successful completion will result in long-term strategic benefits, economies of scale and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether the Offeror's and PBB Fund's operations can be integrated where appropriate in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial and other benefits may be less than anticipated. In addition, the integration of the operations where appropriate will give rise to restructuring costs and charges, and these may be greater than currently anticipated. Further, the operating results and financial condition of the Offeror could be materially adversely impacted by the focus on integration, and by geographical, regulatory and other factors related to PBB Fund's properties and businesses.

PBB Unitholders should also review the risk factors relating to PBB's business contained on pages 21 to 25 of the annual information form of PBB Fund dated March 31, 2005, a copy of which has been filed with the Canadian Securities Regulatory Authorities and which may be obtained at www.sedar.com. These risk factors would also apply to the combined business.

Amount of Distributions and Cash Available for Distribution[1]

Cash available for distribution[1] is calculated before deducting items such as principal repayments and capital expenditures and, accordingly, may be below the level of distributions expected by the holders of Livingston Units from time to time. The Offeror may be required to use part of its debt capacity or raise additional equity in order to accommodate such items, and there can be no assurance that funds from such sources will be available on favourable terms or at all. In such circumstances, distributions may be reduced to provide funding therefor, which may also have an adverse impact on the market price of the Livingston Units. Furthermore, cash distributions are not guaranteed and cannot be assured.

Bank Financing Related Risks

The Offeror is subject to the risks associated with its bank credit financing arrangements, including the risk that Livingston may be unable to make interest or principal payments or meet loan covenants, the risk that defaults could result in cross-defaults or other lender rights or remedies under other loans, and the risk that existing indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the then existing indebtedness. If Livingston is unable to refinance its indebtedness, or is only able to refinance such indebtedness on less favourable terms, this may have a material adverse effect on the Offeror's financial position and cash available for distribution[1], and could result in the Offeror reducing or suspending distributions to Livingston Unitholders.

Possible Dilution of Livingston Unitholders' Interests

The Offeror's Declaration of Trust authorizes the Offeror to issue an unlimited number of Livingston Units for such consideration and on such terms and conditions as are established by the Offeror's Trustees. The issuance of additional Livingston Units may dilute the interests of the existing Livingston Unitholders. The Livingston Unitholders will have no pre-emptive rights in connection with such further issuances of Livingston Units.

Tax Related Risks Arising from Recent Federal Government Initiatives

On September 8, 2005, the federal Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities ("**FTEs**"), including income funds. The focus of the paper is to, among other things, assess whether the tax system should be modified. In the consultation paper, the Department of Finance identified three possible policy responses to issues relating to FTEs: (i) limiting deductibility of interest expense by operating entities, (ii) taxing FTEs in a manner similar to corporations, or (iii) making the tax system more neutral with respect to all forms of business organization by better integrating the personal and corporate tax system. The Department of Finance indicated that this was not an exhaustive list of the possible policy responses. It is possible that no changes will be made to the Canadian tax system as a result of the consultation paper and the public consultations. In addition, if changes are made to the Canadian tax system to implement a particular policy response, it cannot be determined at this time whether or how such changes will affect the holding by a particular holder of Livingston Units or PBB Units.

18. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a PBB Unitholder who disposes of PBB Units to the Offeror in exchange for Livingston Units pursuant to the Offer, or otherwise pursuant to certain transactions described under Section 16 of the Circular, "Second Step Transactions". This summary assumes that, for purposes of the Tax Act, the PBB Unitholder is resident in Canada, holds PBB Units and will hold Livingston Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with PBB Fund or the Offeror.

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(1) See footnote [1] on page (v).

PBB Units and Livingston Units generally will be considered capital property to a PBB Unitholder unless the PBB Unitholder holds such units in the course of carrying on a business, or the PBB Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain PBB Unitholders whose PBB Units or Livingston Units might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the PBB Units, Livingston Units and every other "Canadian security" (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year of the election and all subsequent taxation years.

This summary assumes that each of PBB Fund and the Offeror qualifies as a "mutual fund trust" as defined in the Tax Act on the date hereof, and will continue to so qualify throughout the period during which PBB Unitholders hold any PBB Units or Livingston Units. The Offeror has advised counsel that the Offeror expects to continue to so qualify.

This summary is not applicable to a PBB Unitholder an interest in which is a "tax shelter investment" or a PBB Unitholder that is not resident in Canada for purposes of the Tax Act. Any such PBB Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transactions.

This summary is based on the provisions of the Tax Act in force on the date hereof and counsel's understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the **"Proposed Amendments"**) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Canadian federal income tax consequences discussed herein are for general information only. PBB Unitholders are urged to consult their own tax advisors to determine the tax consequences to them of disposing of PBB Units pursuant to the Offer or pursuant to the transactions described in Section 16 of the Circular, "Second Step Transactions" (as applicable) in their particular circumstances.

Disposition of PBB Units Pursuant to the Offer

In general, a disposition of PBB Units pursuant to the Offer in exchange for Livingston Units will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the PBB Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the PBB Units to the PBB Unitholder immediately prior to the disposition. The proceeds of disposition of the PBB Units will be equal to the aggregate fair market value of the Livingston Units received in exchange therefor. The cost for tax purposes of the Livingston Units received in exchange for PBB Units will be equal to the fair market value of such Livingston Units. A PBB Unitholder's adjusted cost base of such Livingston Units will be determined by averaging their cost with the adjusted cost base of all other Livingston Units held by the PBB Unitholder as capital property immediately before the time of the exchange.

One-half of any capital gain realized on the disposition of a PBB Unit (a **"taxable capital gain"**) will be included in the PBB Unitholder's income and one-half of any capital loss realized on the disposition of a PBB Unit (an "**allowable capital loss**") may generally be deducted from taxable capital gains in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

Where a PBB Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a PBB Unit, any capital loss on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the PBB Unitholder except to the extent that a loss on the previous disposition of a PBB Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of PBB Units. A PBB Unitholder that is a Canadian-controlled private corporation for the purposes of the Tax Act may be liable to pay an additional refundable $6\frac{2}{3}\%$ tax in respect of any taxable capital gains realized on a disposition of PBB Units.

Disposition of PBB Units Pursuant to the Subsequent Acquisition Transaction

If the Subsequent Acquisition Transaction described in Section 16 of the Circular, ''Second Step Transactions'' is implemented, the assets of PBB Fund will be sold to the Offeror in exchange for Livingston Units (and/or PBB Units, as applicable), and such Livingston Units will be distributed to the PBB Unitholders upon a redemption of their PBB Units. It is anticipated that the transfer of PBB Fund's assets to the Offeror as part of the Subsequent Acquisition Transaction will cause PBB Fund to realize capital gains (and possibly other income) for tax purposes to the extent that the purchase price for the PBB Fund assets exceeds the cost amount of the assets to PBB Fund.

A PBB Unitholder whose PBB Units are redeemed by PBB Fund pursuant to the Subsequent Acquisition Transaction will generally be required to include in income for the taxation year in which the taxation year of PBB Fund ends the portion of the net income (including taxable capital gains) of PBB Fund arising as a result of the sale of its assets to the Offeror pursuant to the Subsequent Acquisition Transaction, that is paid to the PBB Unitholder by way of a distribution of Livingston Units in connection with the redemption of the PBB Unitholder's PBB Units. Provided that appropriate designations are made by PBB Fund, the portion of its net realized taxable capital gains that is paid to a PBB Unitholder will effectively retain its character and be treated as such in the hands of the PBB Unitholder for purposes of the Tax Act. Any such capital gain will be subject to the general rules relating to the taxation of capital gains described above under ''Disposition of PBB Units Pursuant to the Offer''. The non-taxable portion of any net realized capital gains of PBB Fund that is paid to a PBB Unitholder will not be included in computing the PBB Unitholder's income for the year.

On the disposition of a PBB Unit as a result of a redemption pursuant to the Subsequent Acquisition Transaction, a PBB Unitholder will realize a capital gain (or capital loss) equal to the amount by which the PBB Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the PBB Unit to the PBB Unitholder and any reasonable costs of disposition. For this purpose, proceeds of disposition on a redemption will not include an amount paid by PBB Fund that is otherwise required to be included in the PBB Unitholder's income, including any portion of the taxable capital gain realized by PBB Fund as a result of the sale of assets pursuant to the Subsequent Acquisition Transaction, nor will it include an amount paid by PBB Fund that represents the non-taxable portion of such capital gain. Any capital gain or loss realized on the redemption of a PBB Unit will be subject to the general rules relating to the taxation of capital gains described above under ''Disposition of PBB Units Pursuant to the Offer''.

Disposition of PBB Units Pursuant to a Compulsory Acquisition

As described under Section 16 of the Circular, ''Second Step Transactions'', in certain circumstances the Offeror may acquire PBB Units not tendered to the Offer on the same terms as PBB Units were acquired under the Offer, by way of a Compulsory Acquisition pursuant to the terms of the PBB Declaration of Trust. A PBB Unitholder who disposes of PBB Units pursuant to a Compulsory Acquisition generally will realize a capital gain (or a capital loss), calculated in the manner and subject to the treatment above under ''Disposition of PBB Units Pursuant to the Offer''.

PBB Unitholders who exercise a right of dissent in respect of a Compulsory Acquisition and who are paid the Fair Value for their PBB Units by the Offeror will generally realize a capital gain (or a capital loss) to the extent that the amount received on exercise of the right of dissent exceeds (or is less than) the adjusted cost base of their PBB Units.

Holding and Disposing of Livingston Units Received in Exchange for PBB Units

Subsequent to the exchange of PBB Units for Livingston Units pursuant to the Offer or otherwise pursuant to the Subsequent Acquisition Transaction or a Compulsory Acquisition, a former PBB Unitholder will be subject to taxation as Livingston Unitholder. The tax treatment to the former PBB Unitholder will be substantially the same as the tax treatment to which the former PBB Unitholder was subject as a PBB Unitholder. This tax treatment is outlined below.

Taxation of the Offeror. The taxation year of the Offeror is the calendar year. In each taxation year, the Offeror will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Livingston Unitholders. An amount will be considered to be payable to a Livingston Unitholder in a taxation year if it is paid to the Livingston

Unitholder in the year by the Offeror or if the Livingston Unitholder is entitled in that year to enforce payment of the amount.

The Offeror will include in its income for each taxation year such amount of Livingston Holdings Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Offeror in the year in respect of the units of Livingston Holdings Trust held by the Offeror. Similarly, the Offeror will include in its income for each taxation year the amount of income for tax purposes, including net taxable capital gains, of any other trust in which it holds units to the extent such income is paid or becomes payable to the Offeror in the year. The Offeror will also include in its income for each taxation year all interest on any notes held by it that accrues to it to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

A distribution *in specie* by the Offeror of property held by the Offeror upon a redemption of Livingston Units will be treated as a disposition by the Offeror of the property so distributed for proceeds of disposition equal to its fair market value. The Offeror's proceeds from the disposition of any notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Offeror's income in the year of disposition to the extent it was not included in the Offeror's income in a previous year. The Offeror will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

Under the Offeror's Declaration of Trust, an amount equal to all of the income of the Offeror, together with the non-taxable portion of any net capital gain realized by the Offeror, but excluding capital gains arising in connection with a distribution *in specie* on a redemption of Livingston Units which are designated by the Offeror to redeeming Livingston Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Offeror, will be payable in the year to Livingston Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Offeror in a taxation year exceeds the aggregate monthly cash distributions for that year, such excess income will be distributed to Livingston Unitholders in the form of additional Livingston Units. Income of the Offeror payable to Livingston Unitholders, whether in cash, additional Livingston Units or otherwise, will generally be deductible by the Offeror in computing its taxable income.

The Offeror will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Livingston Units during the year (the **"capital gains refund"**). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Offeror's tax liability for such taxation year arising as a result of the distribution *in specie* of property held by the Offeror on the redemption of Livingston Units. The Offeror's Declaration of Trust provides that any capital gain realized by the Offeror as a result of such redemption may, at the sole discretion of the Offeror's Trustees, be treated as paid to redeeming Livingston Unitholders and the taxable portion thereof designated as a taxable capital gain of the redeeming Livingston Unitholders. Any amount so designated as a taxable capital gain must be included in computing the income of the redeeming Livingston Unitholders and will be deductible by the Offeror. In addition, certain accrued interest on notes distributed to a redeeming Livingston Unitholder will be treated as an amount paid to such Livingston Unitholder and will be deductible by the Offeror.

Counsel has been advised that the Offeror intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Offeror will generally not be liable in such year for income tax under Part I of the Tax Act.

Distributions to Livingston Unitholders. A Livingston Unitholder will generally be required to include in income for a particular taxation year the portion of the net income of the Offeror for a taxation year, including net realized taxable capital gains, that is paid or payable to the Livingston Unitholder in the particular taxation year, whether such amount is received in cash, additional Livingston Units or otherwise.

Provided that appropriate designations are made by the Offeror, such portion of its taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Livingston Unitholder will effectively retain its character and be treated as such in the hands of the Livingston Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends, the normal gross-up and dividend tax credit provisions will generally be applicable in respect of Livingston Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Livingston Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts), and the deduction in computing taxable income will be available to Livingston Unitholders that are corporations.

The non-taxable portion of any net realized capital gains of the Offeror that is paid or payable to a Livingston Unitholder in a taxation year will not be included in computing the Livingston Unitholder's income for the year. Any other amount in excess of the net income of the Offeror that is paid or payable to a Livingston Unitholder in such year will not generally be included in the Livingston Unitholder's income for the year. However, where such an amount is paid or payable to a Livingston Unitholder (other than as proceeds of disposition of a Livingston Unit), the Livingston Unitholder will be required to reduce the adjusted cost base of the Livingston Units to the Livingston Unitholder by such amount.

The cost to a Livingston Unitholder of additional Livingston Units received in lieu of a cash distribution will be the amount distributed by the issue of such Livingston Units. For the purpose of determining the adjusted cost base to a Livingston Unitholder of Livingston Units, when a Livingston Unit is acquired, the cost of the newly acquired Livingston Unit will be averaged with the adjusted cost base of all of the Livingston Units owned by the Livingston Unitholder as capital property immediately before such acquisition.

Disposition of Livingston Units by Livingston Unitholders. On the disposition or deemed disposition of a Livingston Unit, whether on a redemption or otherwise, the Livingston Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Livingston Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Livingston Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Offeror that is otherwise required to be included in the Livingston Unitholder's income or is the non-taxable portion of net realized capital gains of the Offeror paid or payable to the Livingston Unitholder. Where a Livingston Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Livingston Unit, any capital loss on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Livingston Unitholder except to the extent that a loss on the previous disposition of a Livingston Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Livingston Units.

Where Livingston Units are redeemed by the distribution *in specie* of property to the redeeming Livingston Unitholder, the proceeds of disposition to the Livingston Unitholder of the Livingston Units will generally be equal to the fair market value of the property so distributed less any capital gain realized by the Offeror as a result of the redemption of such Livingston Units which has been made payable by the Offeror to the Livingston Unitholder and, in the case of any notes, any accrued interest thereon. Where a capital gain realized by the Offeror as a result of the distribution *in specie* of property on the redemption of Livingston Units has been made payable by the Offeror to a redeeming Livingston Unitholder, the Livingston Unitholder will be required to include in income the taxable portion of the capital gain so payable. Interest on any notes accrued in the taxation year of the Offeror in which the redemption occurs but which has not been paid at the time of redemption will be treated as an amount of income paid to the Livingston Unitholder and therefore will be included in the Livingston Unitholder's income in the year the Livingston Unit is redeemed. The cost of any property distributed *in specie* by the Offeror to a Livingston Unitholder upon a redemption of Livingston Units will be equal to the fair market value of such property at the time of the distribution less, in the case of a note, any accrued interest thereon. The Livingston Unitholder will thereafter be required to include in income interest on any note so distributed in accordance with the provisions of the Tax Act. To the extent that the Livingston Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of a note by the Livingston Unitholder, an offsetting deduction will be available.

One-half of any capital gain realized on the disposition of a Livingston Unit, and the amount of any net taxable capital gains designated by the Offeror in respect of a Livingston Unitholder, will be included in the unitholder's income as a taxable capital gain and one-half of any capital loss realized on the disposition of a Livingston Unit may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. A unitholder that is a Canadian-controlled private corporation for the purposes of the Tax Act may be liable to pay an additional refundable $6\frac{2}{3}\%$ tax in respect of any taxable capital gains realized on a disposition of Livingston Units or net taxable capital gains designated by Livingston to a Livingston Unitholder.

Alternative Minimum Tax. In general terms, net income of the Offeror paid or payable to a Livingston Unitholder who is an individual that is designated as taxable dividends or as net realized taxable capital gains, and capital gains realized on the disposition of Livingston Units, may increase the unitholder's liability for alternative minimum tax.

Eligibility for Investment. Provided the Offeror qualifies as a mutual fund trust, Livingston Units will be, at the time of acquisition pursuant to the Offer, the Subsequent Acquisition Transaction or a Compulsory Acquisition, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans.

Public Consultations on Flow-Through Entities

On March 23, 2004, the Minister of Finance (Canada) announced proposed amendments to the Tax Act that would subject "designated taxpayers" to a special tax in respect of months ending after 2004 in respect of certain holdings in trusts that constitute "business income trusts" (other than "exempt trusts") and property that constitutes "restricted investment property" (as those terms are defined for the purposes of these proposals). Under these proposed amendments, a "designated taxpayer" would include trusts governed by registered pension plans and pension corporations, the Offeror and PBB would each be a "business income trust" (and not an "exempt trust") and the Livingston Units and PBB Units would be "restricted investment property".

On May 18, 2004, the Minister of Finance (Canada) announced that the implementation of these proposed amendments would be suspended pending further consultation with interested parties, following which further legislative proposals would be announced.

On September 8, 2005, the Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed FTEs, including income funds. The focus of the paper is to, among other things, assess whether the tax system should be modified. In the consultation paper, the Department of Finance identified three possible policy responses to issues relating to FTEs: (i) limiting deductibility of interest expense by operating entities, (ii) taxing FTEs in a manner similar to corporations, or (iii) making the tax system more neutral with respect to all forms of business organization by better integrating the personal and corporate tax system. The Department of Finance indicated that this was not an exhaustive list of the possible policy responses. It is possible that no changes will be made to the Canadian tax system as a result of the consultation paper and the public consultations. In addition, if changes are made to the Canadian tax system to implement a particular policy response, it cannot be determined at this time whether or how such changes will affect the holding by a particular holder of Livingston Units or PBB Units.

19. DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Offeror filed with the Canadian Securities Regulatory Authorities are specifically incorporated by reference into and form an integral part of this Circular:

(a) the renewal annual information form of the Offeror dated March 30, 2005 (the "**Offeror's AIF**");

(b) the comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2004 of the Offeror;

(c) management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004;

(d) the comparative interim consolidated financial statements for the three and six month periods ended June 30, 2005 of the Offeror;

(e) management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005;

(f) the management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of Livingston Unitholders held on April 21, 2005;

(g) the material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes and South Ranch;

(h) the material change report of the Offeror dated April 8, 2005 in connection with the proposed approximately $22.2 million bought-deal financing of 1.1 million Livingston Units at $20.15 per Livingston Unit; and

(i) the business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes and South Ranch.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Offeror after the date of the Offer and this Circular and before the Expiry Date are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

20. ACCEPTANCE OF OFFER

Neither the Offeror nor Livingston has any knowledge regarding whether any PBB Unitholders will accept the Offer.

21. LEGAL MATTERS AND LEGAL PROCEEDINGS

Certain legal matters relating to the Offer (including the issuance of Livingston Units offered under the Offer) will be passed upon on behalf of the Offeror by Stikeman Elliott LLP.

22. INTERESTS OF EXPERTS

As at the date hereof, to the knowledge of the Offeror's Trustees, the partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the outstanding Livingston Units.

23. DEPOSITARY AND INFORMATION AGENT

Computershare Investor Services Inc. has been retained as the Depositary, and Georgeson Shareholder Communications Canada Inc. has been retained as the Information Agent, for the Offer. The Depositary and Information Agent may contact PBB Unitholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of PBB Units.

The Depositary and the Information Agent will each receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Except as expressly set forth in this Offer and Circular, no broker, dealer, bank or trust company shall be deemed to be an agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.

24. FINANCIAL ADVISOR AND SOLICITING DEALER GROUP

The Offeror has engaged the services of Scotia Capital Inc. to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager has also undertaken to form a Soliciting Dealer Group comprising members of the Investment Dealers Association of Canada and participating organizations of the TSX to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer".

The Offeror has (subject to the next two sentences) agreed to pay to each Soliciting Dealer a fee of $0.10 for each such PBB Unit deposited through such Soliciting Dealer and taken up by the Offeror under the Offer, based on, among other things, CDS Participant certificates, actual deposits and the CDS participant list as at the Expiry Date. The aggregate amount payable with respect to any single beneficial holder of PBB Units will not be less than $125 nor more than $1,500, provided that no fee will be payable in respect of deposits of less than 500 PBB Units per beneficial holder. When PBB Units deposited are beneficially owned by more than one Person, only one minimum and maximum amount will be applied.

The Dealer Manager will be reimbursed by the Offeror for certain out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the Offer and Securities Laws. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror, acting reasonably, before payment of such solicitation fees.

Investment advisors or registered representatives employed by the Soliciting Dealers may solicit their clients to tender their PBB Units to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for each PBB Unit tendered to the Offer by clients of or served by the investment adviser or registered representative.

25. AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Offeror are PricewaterhouseCoopers LLP, Chartered Accountants, 77 King Street West, Toronto, Ontario M5K 1G8.

The transfer agent and registrar for the Livingston Units is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

26. EXPENSES OF THE OFFER

The Offeror estimates that the fees and expenses in connection with the Offer (including credit facility-related fees, filing fees, accounting fees, legal fees, fees payable to its financial advisor, fees payable to the Soliciting Dealer group, printing, mailing and miscellaneous costs, and including any fees or expenses in connection with the Subsequent Acquisition Transaction or Compulsory Acquisition) will be approximately $9.4 million. In addition, it is expected that PBB Fund would also incur expenses in connection with the Offer (including legal fees, fees payable to its financial advisors, printing, mailing and other costs), which indirectly the Offeror would bear if the Offer is successful.

27. OTHER MATTERS RELATING TO THE OFFER

No fee or commission will be payable by PBB Unitholders to the Offeror for the deposit of PBB Units under the Offer, however, a Depositing PBB Unitholder's broker or other nominee may charge a fee or commission in connection with the Offer. PBB Unitholders should contact their broker or other nominee for information on any such fees and commissions that are payable.

28. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides PBB Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the PBB Unitholders. However, such rights must be exercised within prescribed time limits. PBB Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a PBB Unitholder. PBB Unitholders should accordingly also contact their broker or other nominee for assistance as required.

AUDITORS' CONSENT

To: The Board of Trustees of the Offeror

We have read the Circular dated October 21, 2005 relating to the offer by Livingston International Income Fund (the "Offeror") to purchase all of the units of PBB Global Logistics Income Fund.

We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of the Offeror on the consolidated balance sheets of the Offeror as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for each of the years ended December 31, 2004 and 2003. This report is dated February 7, 2005. We also consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. on the combined balance sheets of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. as at December 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. That report is dated May 6, 2005.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Toronto, Ontario

October 21, 2005

CONSENT OF COUNSEL

To: The Board of Trustees of the Offeror

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 21, 2005 made by the Offeror to the holders of PBB Units.

(Signed) STIKEMAN ELLIOTT LLP

Toronto, Canada

October 21, 2005

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the PBB Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Livingston International Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the PBB Units subject to the Offer or the Livingston Units.

DATED: October 21, 2005

LIVINGSTON INTERNATIONAL INCOME FUND
By its attorney Livingston International Inc.

(Signed) PETER LUIT
Chief Executive Officer

(Signed) BENJAMIN WONG
Chief Financial Officer

On behalf of the Board of Directors of Livingston International Inc.

(Signed) DOUGLAS HARRISON
Director

(Signed) PETER RESTLER
Director

SCHEDULE "A"

INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

October 21, 2005

Compilation Report

To the Board of Trustees of
Livingston International Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of **Livingston International Income Fund** (''the Fund'') as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned ''Livingston International Income Fund'' (''Fund'') to the unaudited financial statements of the Fund as at and for the six months ended June 30, 2005 and found them to be in agreement. Compared the figures in the column captioned ''Fund'' to the audited financial statements of the Fund for the year ended December 31, 2004 and found them to be in agreement.
2. Compared the figures in the column captioned ''PBB Global Logistics Income Fund'' (''PBB'') to amounts in the unaudited financial statements of PBB as at and for the six months ended June 30, 2005 and found them to be in agreement. Compared the figures in the column captioned ''PBB'' to the audited financial statements for the year ended December 31, 2004 and found them to be in agreement.
3. Compared figures in the column captioned ''Great Lakes Customs Brokerage'' (''Great Lakes'') to the amounts in Canadian dollars represented by the translation of the audited combined financial statements of Great Lakes for the year ended December 31, 2004 using average exchange rates for the year ended December 31, 2004 and found them to be in agreement. Compared the figures in the column captioned ''Great Lakes'' to amounts in Canadian dollars represented by translation of the unaudited combined financial statements for the two months ended February 28, 2005 using average exchange rates for the two months ended February 28, 2005 and found them to be in agreement.
4. Compared the figures in the column captioned ''Unicity Integrated Logistics, Inc. and Unicity Customs Services, Inc.'' (''UIL/UCS'') to the sum of the Unicity Customs Services, Inc. and Unicity Integrated Logistics, Inc. audited financial statements for the year ended October 31, 2004 and found the amounts to be in agreement.
5. Compared the figures in the column captioned ''Clarke Transportation Services, Inc. and Focus Carriers, Inc.'' (''Clarke'') to the unaudited combined statement of income for the three months ended March 31, 2004 and found them to be in agreement.
6. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:
   a) The basis for determination of the pro forma adjustments; and
   b) Whether the pro forma financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   a) Described to us the basis for determination of the pro forma adjustments; and
   b) Stated that the pro forma financial statements comply as to form in all material respects with Canadian securities legislation.
7. Read the notes to the pro forma statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ''Fund'' and ''PBB'' as at June 30, 2005 and found the amounts in the column captioned ''Pro forma consolidated'' to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ''Fund,'' ''PBB'' and ''Great Lakes'' for the six months ended June 30, 2005 and found the amounts in the column captioned ''Pro forma consolidated'' to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the

amounts in the columns captioned "Fund," "PBB," "Great Lakes," UIL/UCS" and "Clarke" for the year ended December 31, 2004 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario

Livingston International Income Fund

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at June 30, 2005

(in thousands of Canadian dollars)

	Fund $	PBB $	Pro forma adjustments $	Reference	Pro forma consolidated $
ASSETS					
Current assets					
Cash and cash equivalents	5,712	408	—		6,120
Accounts receivable	193,807	108,414	—		302,221
Prepaid expenses	1,328	1,532	—		2,860
Income taxes recoverable	—	335	—		335
Future income taxes	776	—	—		776
	201,623	110,689	—		312,312
Property, plant and equipment	12,600	17,800	—		30,400
Goodwill	85,236	81,012	45,856	4(b)	212,104
Intangible assets	66,319	62,413	74,550	4(b)	203,282
Future income taxes	3,892	—	267	4(d)	4,159
Employee future benefits — pension	685	—	—		685
Deferred finance costs and other assets	755	2,024	1,120	4(d)	3,899
	371,110	273,938	121,793		766,841
LIABILITIES					
Current liabilities					
Operating facility — government remittances	18,678	48,545	—		67,223
Government remittances payable	117,999	20,631	—		138,630
Unitholder distributions payable	1,920	—	—		1,920
Accounts payable and accrued liabilities	25,105	39,637	—		64,742
Income taxes payable	1,432	—	—		1,432
Client deposits and advances	9,037	1,253	—		10,290
Current portion of long-term debt	341	870	—		1,211
Bridge loan facility	—	34,000	(34,000)	4(d)	—
	174,512	144,936	(34,000)		285,448
Long-term debt	28,794	4,036	35,875	4(d)	80,205
			11,500	4(a)	
Other liabilities	4,988	—	—		4,988
Future income taxes	19,000	16,038	26,339	4(b)	61,377
Employee future benefits	7,761	—	—		7,761
	235,055	165,010	39,714		439,779
UNITHOLDERS' EQUITY					
Units	164,900	131,120	(131,120)	4(c)	356,395
			191,495	4(a)	
Accumulated earnings	36,897	15,333	(15,333)	4(c)	36,409
			(488)	4(d)	
Distributions to unitholders	(65,742)	(34,443)	34,443	4(c)	(65,742)
Deficit	(28,845)	(19,110)	18,622		(29,333)
Foreign currency translation	—	(3,082)	3,082	4(c)	—
	136,055	108,928	82,079		327,062
	371,110	273,938	121,793		766,841

Approved by the Board of Trustees

(Signed) DOUGLAS HARRISON, Trustee

(Signed) PETER VALENTINE, Trustee

P77

Livingston International Income Fund

Pro Forma Consolidated Statement of Income
(Unaudited)
For the six months ended June 30, 2005
(in thousands of Canadian dollars, except per unit amounts)

	Fund $	Great Lakes $	PBB $	Pro forma adjustments $	Reference	Pro forma consolidated $
		(note 1)	(note 2)			
Net revenues	85,019	1,565	61,594	—		148,178
Interest income	786	—	411	—		1,197
	85,805	1,565	62,005	—		149,375
Cost of services	46,532	1,225	40,430	—		88,187
Selling, general and administrative expenses	19,660	—	13,541	—		33,201
Depreciation	2,699	44	1,879	—		4,622
Amortization	6,983	—	2,925	5,376	5(b)	15,284
	75,874	1,269	58,775	5,376		141,294
Income (loss) before the undernoted	9,931	296	3,230	(5,376)		8,081
Other income	84	—	—	—		84
Interest expense						
Long-term debt	690	12	132	1,437	5(c)	2,271
Other	294	—	1,595	(568)	5(c)	1,321
	984	12	1,727	869		3,592
Income (loss) before income taxes	9,031	284	1,503	(6,245)		4,573
Provision for (recovery of) income taxes						
Current	1,864	—	483	(235)	5(d)	2,112
Future	(2,263)	—	(2,364)	(1,877)	5(d)	(6,504)
	(399)	—	(1,881)	(2,112)		(4,392)
Net income for the period	9,430	284	3,384	(4,133)		8,965
Net income per unit (note 7)	0.60					0.36

P 78

Livingston International Income Fund

Pro Forma Consolidated Statement of Income

(Unaudited)

For the year ended December 31, 2004

(in thousands of Canadian dollars, except per unit amounts)

	Fund $	Great Lakes $	PBB $	Clarke $ (note 2)	UIL/UCS $ (note 2)	Pro forma adjustments $	Reference	Pro forma consolidated $
Net revenues	146,306	9,404	99,746	6,036	22,738	—		284,230
Interest income	1,448	—	426	—	70	—		1,944
	147,754	9,404	100,172	6,036	22,808	—		286,174
Cost of services	83,916	7,321	66,687	3,948	16,851			178,723
Selling, general and administrative expenses	34,871	—	20,820	467	4,730	—		60,888
Depreciation	5,313	294	3,661	109	312	—		9,689
Amortization	12,614	—	3,502	—	34	13,654	6(b)	29,804
Impairment of intangible asset	683	—	—	—	—	—		683
	137,397	7,615	94,670	4,524	21,927	13,654		279,787
Income (loss) before the undernoted	10,357	1,789	5,502	1,512	881	(13,654)		6,387
Other expense (income)	279	23	(112)	60	(537)	—		(287)
Interest expense								
Long-term debt	1,781	102	423	—	115	3,048	6(c)	5,469
Other	581	—	1,453	111	356	(43)	6(c)	2,458
	2,362	102	1,876	111	471	3,005		7,927
Income (loss) before income taxes	7,716	1,664	3,738	1,341	947	(16,659)		(1,253)
Provision for (recovery of) income taxes								
Current	987	—	322	442	236	(671)	6(d)	1,316
Future	(4,272)	—	(2,846)	—	23	(4,677)	6(d)	(11,772)
	(3,285)	—	(2,524)	442	259	(5,348)		(10,456)
Net income for the year	11,001	1,664	6,262	899	688	(11,311)		9,203
Net income per unit (note 7)	0.73							0.37

P 79

Livingston International Income Fund

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2005
(in thousands of Canadian dollars, except per unit amounts)

Description of offer to PBB Global Logistics Income Fund ("PBB")

On October 19, 2005, Livingston International Income Fund ("Livingston" or "the Fund") announced a proposed unsolicited business combination with PBB whereby Livingston offers to acquire all of the issued and outstanding units of PBB in exchange for units of Livingston, at an exchange ratio of 0.92 of a Livingston unit for each unit of PBB. The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a takeover bid circular dated October 21, 2005, issued by the Board of Trustees of Livingston in connection with this proposed business combination, including the proposed offering of Livingston units thereunder.

The value assigned in these pro forma financial statements to the Livingston units to be issued is based upon the Livingston unit value of $19.45, representing the average closing unit price of Livingston for the three days before October 19, 2005, being the date of the public announcement of Livingston's proposed unsolicited business combination with PBB.

As a consequence of the nature of this transaction, there may be, and likely will be, actions and other events or changes initiated by PBB that will significantly change the purchase price allocations. For example, the fair value of intangibles in these pro forma financial statements has been estimated based on preliminary information. The excess of the purchase price over the fair value of the net assets is shown as goodwill. Changes to estimated fair value of intangibles, in addition to changes to other assets and liabilities, will result in changes to the fair values of the assets and liabilities and, accordingly, will impact the amount of goodwill. In addition, the Fund has prepared these pro forma financial statements and the allocation of the purchase price set out herein solely based upon publicly available information on PBB. Additional information exists that is not publicly available that could have an impact on these pro forma financial statements and such purchase price allocation. The final allocation of the purchase price and the fair values of PBB's assets and liabilities is subject to completion of valuations, which would be carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

1 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income of the Fund have been prepared in accordance with Canadian securities legislation. The accompanying pro forma consolidated financial statements give effect to the acquisition of PBB and the refinancing of all the operating facilities and long-term debt. In addition, the Fund and PBB have made the following significant acquisitions since January 1, 2004:

Companies acquired	Acquired by	Date of acquisition
Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. (collectively, "Great Lakes")	Fund	March 1, 2005
Unicity Integrated Logistics, Inc. and Unicity Customs Services, Inc. (collectively, "UIL/UCS")	PBB	February 28, 2005
Clarke Transportation Services, Inc., Focus Carriers, Inc. and a division of Clarke Inc. (collectively, "Clarke")	PBB	July 5, 2004

The Fund and PBB have included the results of these acquisitions in their respective results since the date of the acquisition. The pro forma income statements for the year ended December 31, 2004 and the six months ended June 30, 2005 give effect to the foregoing acquisitions as if they occurred as of January 1, 2004.

On September 2, 2005, PBB acquired M&C International Trade (M&C) from Transforce Income Fund. The balance sheet of M&C as at June 30, 2005 and the statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 are not publicly available. Accordingly, the acquisition of M&C has not been included in these pro forma financial statements.

The pro forma consolidated balance sheet has been prepared from information derived from the unaudited consolidated financial statements of the Fund and PBB as at June 30, 2005 and the adjustments and assumptions outlined below. The pro forma consolidated statement of income for the year ended December 31, 2004 has been derived from the audited consolidated financial statements of the Fund and PBB for the year ended December 31, 2004, the audited combined financial statements of Great Lakes for the year ended December 31, 2004, the audited financial statements of Unicity Integrated Logics, Inc. ("UIL") and Unicity Customs Services, Inc. ("UCS") for the year ended October 31, 2004 and the unaudited combined financial statements of Clarke for the three months ended March 31, 2004. The pro forma consolidated statement of income for the six months ended June 30, 2005 has been derived from the unaudited consolidated financial statements of the Fund and PBB for the six months ended June 30, 2005 and the unaudited combined financial statements of Great Lakes for the two months ended February 28, 2005.

The accounts of Great Lakes are translated using the temporal method. Revenue and expenses are translated using the average monthly rates for the applicable periods.

The accounts of Clarke are translated using the current rate method. Revenues and expenses are translated using the average rates for the applicable periods.

The pro forma consolidated financial statements do not reflect any "normalized" adjustments for the integration of PBB with the Fund or synergies from the acquisition by the Fund of PBB. Certain of the accounting policies adopted by the Fund and PBB may not be consistent. The pro forma consolidated balance sheet and statements of income have not been adjusted to reflect the differences in accounting policies.

The pro forma consolidated financial statements may not be indicative of the financial position and the results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Fund and PBB for the year ended December 31, 2004, the unaudited consolidated financial statements of the Fund and PBB for the six months ended June 30, 2005, the audited combined financial statements of Great Lakes for the year ended December 31, 2004, the unaudited combined financial statements of Clarke for the three months ended March 31, 2004 and the audited financial statements of UIL and UCS for the year ended October 31, 2004.

2 Available and unavailable financial information

Clarke was acquired by PBB on July 5, 2004 and, accordingly, the results since the date of acquisition are included in PBB's financial statements for the year ended December 31, 2004. The pro forma statement of income for the year ended December 31, 2004 includes the results for Clarke for the three months ended March 31, 2004. The period from April 1, 2004 to July 4, 2004 has not been included because the information is not publicly available. The results for Clarke for the three months ended March 31, 2004 are not necessarily indicative of the results for future periods or the period from April 1, 2004 to July 4, 2004. The results for Clarke for the three months ended March 31, 2004 are as follows:

	$
Net revenues	6,036
Cost of services	3,948
Selling, general and administrative expenses	467
Depreciation	109
	4,524
Income before the undernoted	1,512
Other expense	60
Interest expense	111
Income before income taxes	1,341
Current income tax expense	442
Net income for the period	899

UIL/UCS was acquired by PBB on February 28, 2005 and, accordingly, the results of operations of UIL/UCS are included in PBB's results of operations since the date of acquisition. The unaudited combined financial statements of UIL/UCS for the period from January 1, 2005 to February 28, 2005 are not publicly available. Therefore, the results for the two months ended February 28, 2005 are not included in the pro forma statement of income for the six months ended June 30, 2005.

The pro forma income statement for the year ended December 31, 2004 includes the combined results of operations of UIL/UCS for the year ended October 31, 2004. The combined results of operations of UIL/UCS were derived from the audited financial statements of UIL and UCS for the year ended October 31, 2004, adjusted for intercompany transactions.

The combined results of UIL/UCS for the year ended October 31, 2004 are not indicative of future results or the two months ended February 28, 2005.

The combined results for UIL/UCS for the year ended October 31, 2004 are derived as follows:

	UIL $	UCS $	One Step $	Intertarif $	Eliminations $	Combined UIL/UCS $
Net revenues	13,283	7,048	758	2,032	(383)	22,738
Interest income	29	41	—	—	—	70
	13,312	7,089	758	2,032	(383)	22,808
Cost of services	9,870	5,252	476	1,684	(431)	16,851
Selling, general and administrative expenses	2,332	2,398	—	—	—	4,730
Depreciation	187	125	—	—	—	312
Amortization	—	34	—	—	—	34
Earnings from operations — One Step	—	(282)	282	—	—	—
Earnings from operations — Intertarif	—	(348)	—	348	—	—
	12,389	7,179	758	2,032	(431)	21,927
Income (loss) before the undernoted	923	(90)	—	—	48	881
Other (income) expense	(163)	(422)	—	—	48	(537)
Interest expense						
Long-term debt	—	115	—	—	—	115
Other	356	—	—	—	—	356
	356	115	—	—	—	471
Income before income taxes	730	217	—	—	—	947
Provision for income taxes						
Current	144	92	—	—	—	236
Future	23	—	—	—	—	23
	167	92	—	—	—	259
Net income for the year	563	125	—	—	—	688

On September 1, 2005, PBB entered into a new credit facility that provides for a four-year $95 million senior credit facility, which consists of a $40 million non-amortizing term facility and a $55 million revolving credit facility. Upon completion of the transaction, the Fund intends to refinance all of the operating and long-term debt facilities with a new credit facility of $250 million, with an option to increase the facility to $275 million. Deferred finance costs in respect of PBB's new credit facility will be written off upon completion of the acquisition. However, the amount of these deferred finance costs is not publicly available and therefore not reflected in these pro forma financial statements.

On September 2, 2005, PBB acquired M&C International Trade ("M&C") from Transforce Income Fund. The balance sheet of M&C as at June 30, 2005 and the statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 are not publicly available. Accordingly, the acquisition of M&C has not been included in these pro forma financial statements.

3 The Fund

The accompanying pro forma consolidated financial statements of the Fund have been prepared to reflect the acquisition by the Fund of all of the issued and outstanding units of PBB for $202,995 including transaction costs and the issuance of 9,845,505 units of the Fund with an assigned value of $191,495. The transaction costs will be financed by additional borrowings under the Fund's new credit facility. The Fund also intends to acquire any issued and outstanding restricted units of PBB in exchange for units of the Fund. However, as the Restricted Unit Plan document and the number of Restricted Units issued are not publicly available, these restricted units have not been included in the purchase price. According to publicly available information, a maximum of 750,000 Restricted Units may be issued. The Restricted Units may be redeemed for units of PBB on a one-for-one basis.

The Fund intends to refinance all of the operating facilities and the long-term debt. The new credit facilities of $250,000 will consist of a five-year term loan of $120,000 and an operating facility of $130,000. The Fund has the option to increase the operating facility by an additional $25,000. The facilities will bear interest at prime plus varying premiums between nil% and 1.25% dependent upon certain financial performance ratios. The credit facility will be secured by a general security agreement, a general assignment of book debts and a fixed and floating debenture over all the assets of the Fund's subsidiaries. Upon closing of the transaction, the Fund intends to draw $113,375 on the long-term debt portion of the credit facilities to repay long-term debt of $100,000 and finance the transaction and finance costs of $13,375. Subsequent to June 30, 2005, PBB borrowed an additional $35,000 to finance the acquisition of M&C. Since the balance sheet as at June 30, 2005 and statements of income for the six months ended June 30, 2005 and the year ended December 31, 2004 of M&C are not publicly available, this acquisition has not been included in these pro forma financial statements. Accordingly, the repayment of the $35,000 long-term debt to finance this acquisition, included in the $113,375 as indicated above, has also not been reflected in these pro forma financial statements. The pro forma consolidated financial statements reflect the repayment of the long-term debt outstanding as at June 30, 2005 of $65,000 and the incremental borrowings of $13,375 to finance the transaction.

The pro forma consolidated statement of income for the six months ended June 30, 2005 also reflects the acquisition of Great Lakes as if this acquisition occurred on January 1, 2005.

The pro forma consolidated statement of income for the year ended December 31, 2004 also reflects the acquisitions of Great Lakes, UIL/UCS and Clarke as if these acquisitions occurred on January 1, 2004 (note 2).

4 Pro forma consolidated balance sheet of the Fund

The pro forma consolidated balance sheet of the Fund as at June 30, 2005 is based on the consolidated balance sheet of the Fund as at June 30, 2005 and has been prepared as if the following proposed transactions had been completed as at June 30, 2005:

a) The acquisition by the Fund of PBB for $202,995 including transaction costs, funded by long-term debt, in the amount of $11,500 and the issuance of 9,845,505 units with an assigned value of $191,495.

The values assigned in these pro forma financial statements to the Fund units to be issued is based upon the Fund unit price of $19.45, representing the average unit price three days before the announcement of the proposed business combination.

b) The acquisition by the Fund of PBB has been accounted for by the purchase method. The purchase price has been allocated to the estimated fair values of the net assets acquired. The excess of the purchase price paid by the Fund over the underlying carrying value of the net assets of PBB has been determined as follows:

	$
Acquisition costs	11,500
Units (9,845,505 units)	191,495
Total cost of acquisition	202,995
PBB's net assets	108,928
Estimated purchase price premium	94,067

The estimated purchase price premium has been allocated as follows:

	$
Goodwill	45,856
Intangible assets	74,550
Future income tax liability	(26,339)
	94,067

The net assets of PBB include deferred financing costs, which would be assigned a fair value of $nil. The carrying value of these deferred financing costs is not available and therefore has not been adjusted to its fair value in the pro forma consolidated financial statements. The reduction of the carrying value of the deferred financing costs would result in an increase in goodwill and future tax assets.

The above allocation of purchase price is preliminary. The actual calculation and allocation of the purchase price allocation that is reported in the pro forma consolidated financial statements of the Fund is based on the estimated fair value of the assets to be acquired and liabilities to be assumed. Accordingly, the purchase price will be adjusted subsequently on completion of the transaction.

c) Consolidation of PBB with the Fund.

d) Repayment of certain long-term debt and bridge loan. These obligations will be replaced with a new five-year loan facility. Deferred financing fees of $1,875 related to the facility have been recorded in deferred financing costs and other assets. The deferred financing fees of the Fund related to the prior facility of $755 would be written off and a future tax asset of $267 would be recognized.

5 Pro forma consolidated statement of income of the Fund for the six months ended June 30, 2005

The pro forma consolidated statement of income of the Fund for the six months ended June 30, 2005 is based on the consolidated statement of income of the Fund for the six months ended June 30, 2005 as if the transactions referred to in note 3 had occurred on January 1, 2005 as follows:

a) Consolidation of PBB and Great Lakes with the Fund.

b) Amortization relating to the intangible assets acquired:

	$
PBB	4,970
Great Lakes	188
UIL/UCS	218
	5,376

c) Eliminate the interest expense of $1,668 related to the long-term debt and bridge loan to be repaid. Record additional interest expense of $2,061 related to the $78,375 long-term debt and other interest expense of $288 related to the increase in interest rate on the new operating facility. Record additional interest expense of $188 related to the amortization of the new deferred financing costs.

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a tax paying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

P83

6 Pro forma consolidated statement of income of the Fund for the year ended December 31, 2004

The pro forma consolidated statement of income of the Fund for the year ended December 31, 2004 is based on the consolidated statement of income of the Fund for the year ended December 31, 2004 as if the transactions referred to in note 3 had occurred on January 1, 2004 as follows:

a) Consolidation of PBB, Great Lakes, UIL/UCS and Clarke with the Fund.

b) Amortization relating to the intangible assets acquired:

	$
PBB	9,940
Great Lakes	1,129
UIL/UCS	1,305
Clarke	1,280
	13,654

c) Elimination of interest expense of $2,813 related to the long-term debt and bridge loan to be repaid. Record additional interest expense of $4,122 related to the $78,375 long-term debt and other interest expense of $566 related to the increase in interest rate on the new operating facility. Record additional interest expense of $375 related to the amortization of the new deferred financing costs and the writeoff of the deferred finance costs related to the Fund's prior credit facilities.

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a tax paying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

7 Net income per unit

Net income per unit for the Fund for the year ended December 31, 2004 and the six months ended June 30, 2005 is calculated using the weighted average number of units outstanding of 15,102,600 and 15,645,656, respectively. The pro forma net income per unit for the year ended December 31, 2004 and the six months ended June 30, 2005 has been calculated using a weighted average number of units outstanding of 25,158,705 and 25,559,810 respectively, which assumes that the 9,845,505 units issued as partial consideration for the acquisition of PBB and the 210,600 units issued as partial consideration for the acquisition of Great Lakes were issued at the beginning of the period.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free: 1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Facsimile: (416) 981-9663

e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325
Facsimile: (416) 862-3010

PBB Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 5. Additional copies of the Offer and Circular may be obtained without charge on request from the Depositary.

Attachment B

P86

The terms, conditions and definitions used in the Offer and Circular of Livingston International Income Fund dated October 21, 2005 (and any amendment thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer dated October 21, 2005 of

LIVINGSTON INTERNATIONAL INCOME FUND

to acquire all of the issued and outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME) ON NOVEMBER 25, 2005 (AS IT MAY BE EXTENDED, THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must be completed by CDS & CO., as nominee for The Canadian Depository for Securities Limited (collectively, **"CDS"**), pursuant to the offer (the **"Offer"**) dated October 21, 2005 made by Livingston International Income Fund (the **"Offeror"**) for all of the issued and outstanding trust units (**"PBB Units"**) of PBB Global Logistics Income Fund (**"PBB Fund"**). Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular of the Offeror dated October 21, 2005 (and any amendment thereto) (the **"Circular"**).

TO: LIVINGSTON INTERNATIONAL INCOME FUND
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as depositary (the **"Depositary"**)

Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to ____________________ PBB Units (the **"Deposited Securities"**) currently held in the CDSX book-entry system maintained by CDS.

The undersigned, on behalf of the beneficial owners of the Deposited Securities:

1. acknowledges receipt of the Offer and Circular;

2. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities, including any Rights and any and all rights and benefits arising from the Deposited Securities, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Securities, or any of them, on or after October 19, 2005, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the **"Other Property"**), effective from midnight (Vancouver time) (the **"Effective Time"**) on November 25, 2005 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer"(the **"Expiry Date"**), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, **"Permitted Distributions"** means monthly distributions to holders of PBB Units (**"PBB Unitholders"**) made in conformity and consistency in all respects with PBB Fund's monthly distribution policies in effect as at the date of the Offer and having a record date for determination of PBB Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.14583 per PBB Unit per such distribution per month (but which may be less than such amount);

3. represents and warrants that, (i) the undersigned, on behalf of the beneficial owners of the Deposited Securities, has full power and authority to deposit, sell, assign and transfer the Deposited Securities (and any Other Property), (ii) the undersigned, on behalf of the beneficial owners of the Deposited Securities, owns the Deposited Securities (and any Other Property) being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell,

assign or transfer, any of such Deposited Securities (and any such Other Property) to any other Person, (iii) the deposit of such Deposited Securities (and any Other Property) complies with Securities Laws, and (iv) if and when such Deposited Securities (and any Other Property) are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever;

4. directs the Offeror and the Depositary, upon the Offeror taking up and paying for the Deposited Securities, to issue a certificate for the trust units of the Offeror to be issued under the Offer for the Deposited Securities, registered in the name of CDS & CO., against transfer of the securities ledger position for the Deposited Securities in the CDSX book-entry system maintained by CDS to a ledger account maintained by Scotia Capital Inc. or other CDS Participant, as specified by the Offeror in writing;

5. waives any right to receive notice of purchase of the Deposited Securities;

6. approves, and irrevocably constitutes and appoints Livingston International Inc. (**"Livingston"**), and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of the beneficial owners of the Deposited Securities, with respect to the Deposited Securities deposited herewith, effective from and after 7:00 p.m. (Vancouver time) on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Deposited Securities (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

   (a) regarding the Subsequent Acquisition Transaction (as defined in Section 16 of the Circular, "Second Step Transactions"), and any ancillary matters in connection therewith, including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Subsequent Acquisition Transaction;

   (b) regarding the amendment to the PBB Declaration of Trust to provide for, in connection with the Subsequent Acquisition Transaction, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and/or PBB Units acquired by the Offeror under the Offer, as applicable, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB Units and the distribution of such Livingston Units to PBB Unitholders on the basis of 0.92 of a Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a taxable basis (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

   (c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

   (d) regarding the amendment of the PBB Declaration of Trust in respect of the Compulsory Acquisition (as defined in Section 16 of the Circular, "Second Step Transactions") provisions to, consistent with the OBCA, extend their operative time to reflect that the Offer must have been accepted by PBB Unitholders representing 90% of the outstanding PBB Units, other than PBB Units held at the date of the Offer by the Offeror, or its affiliates and associates or by any Person acting jointly or in concert with the Offeror, within a period of 120 days from the date of the Offer, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

   (e) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and

(f) authorizing any officer or director of Livingston, and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions and Merger Agreement being on substantially the terms described in Section 16 of the Circular, ''Second Step Transactions'';

7. in addition, irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of the beneficial owners of the Deposited Securities, with respect to the Deposited Securities (and any Other Property) deposited herewith and taken up by the Offeror, effective from and after the Effective Time, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Deposited Securities (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Deposited Securities (and any Other Property) on the appropriate registers (as applicable);

(b) to exercise any and all rights in respect of the Deposited Securities (and any Other Property), including, without limitation, to vote any or all Deposited Securities (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Livingston in respect of any or all Deposited Securities (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the beneficial owners of the Deposited Securities, in respect of the Deposited Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of PBB Unitholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the beneficial owners of the Deposited Securities, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, of the undersigned, on behalf of the beneficial owners of the Deposited Securities, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the beneficial owners of the Deposited Securities, in respect of such Other Property for all purposes; and

(d) to exercise any other rights of a holder of Deposited Securities (and any Other Property);

8. agrees, effective on and after the Effective Time, not (without Livingston's prior express written consent) to vote any of the Deposited Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of PBB Unitholders, and not (without Livingston's prior express written consent) to exercise any of the other rights or privileges attached to the Deposited Securities (and any Other Property), and agrees to execute and deliver to Livingston any and all instruments of proxy, authorizations or consents in respect of the Deposited Securities (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the person or persons specified by Livingston as the proxy of the holder of the Deposited Securities (and any Other Property) and acknowledges that upon such appointment, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Deposited Securities (and any Other Property) with respect thereto shall be revoked, and (without Livingston's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

9. agrees that if, on or after October 19, 2005 PBB, Fund should declare or pay any distribution (other than Permitted Distributions) on the PBB Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any PBB Unit that are payable or distributable to PBB Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the PBB Units tendered to the Offer to a ledger account maintained by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to PBB Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such PBB Units.

Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Depositing PBB Unitholder, then, if the Offeror takes up and pays for such Depositing PBB Unitholders' PBB Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such PBB Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing PBB Unitholder;

10. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities (and any Other Property) to the Offeror;
11. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the beneficial owners of the Deposited Securities herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the beneficial owners of the Deposited Securities, and that all obligations of the undersigned and of the beneficial owners of the Deposited Securities herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the beneficial owners of the Deposited Securities; and
12. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed, on behalf of beneficial owners of the Deposited Securities, that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Deposited Securities (and any Other Property) which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Securities (and any Other Property), (iii) there shall be no duty or obligation on the Offeror, the Depositary, the Dealer Manager, the Information Agent (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit or withdrawal and no liability shall be incurred by any of them for failure to give such notice, and (iv) the Offeror's interpretation of the terms and conditions of the Offer and of this Letter of Acceptance and Transmittal shall be final and binding.

CDS & CO.

By: ______________________________
Authorized Signing Officer

Dated: ______________________________

EXHIBIT INDEX

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.
4	The comparative interim financial statements for the period ended June 30, 2005 of the Offeror.
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.
7	The material change report of the Offeror dated March 2, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch Inc.
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Units at $20.15 per Unit.
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch Inc.

Exhibit 1

P92

Livingston International
Income Fund

LIVINGSTON
Advancing Cross-Border Trade

2004 Annual Information Form

March 30, 2005

P 93

Content

P94

For the year ended December 31, 2004
March 30, 2005

Disclosures Regarding Forward-Looking Information

Certain statements in this Annual Information Form are "forward-looking statements," which reflect management's current beliefs and expectations regarding the future growth, results of operations, performance and business prospects and opportunities of Livingston International Income Fund (the "Fund") and Livingston International Inc. ("Livingston International" or "Livingston"). Such forward-looking statements, which may be identified by words such as "anticipate", "should", "would" "could", "believe", "continue", "expect", "intend", "may", "will", "project" and "estimate", are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities and contract changes, among others. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston International cannot assure investors that actual results will be consistent with these forward-looking statements. When relying on forward-looking statements to make decisions, investors should ensure the preceding information is carefully considered. Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston International assumes any obligation to update or revise such statements, or any information contained in this report, or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston International may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.

Information Incorporated by Reference

The audited consolidated financial statements of the Fund for the periods ended December 31, 2004 and December 31, 2003 together with the notes to the financial statements (collectively, the "Consolidated Financial Statements") appearing on pages 32 to 46 of the Fund's annual report for the year ended December 31, 2004 (the "Annual Report") and Management's Discussion and Analysis appearing on pages 9 to 29 of the Annual Report are specifically incorporated herein by reference. Any parts of the Annual Report not specifically incorporated herein by reference do not form part of this Annual Information Form. The Annual Report is filed and available on the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com as well as posted to Livingston's web site at www.livingstonintl.com.

General

Unless indicated otherwise, the information in this Annual Information Form is provided as of March 30, 2005. All dollar amounts are stated in Canadian currency, unless indicated otherwise.

Item 1: Corporate Structure

Name, Address and Jurisdiction

The Livingston International Income Fund is a trust established on January 4, 2002 under the laws of the Province of Ontario by a declaration of trust dated January 4, 2002, as amended (the "Declaration of Trust"). The principal and head office of the Fund is located at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7.

The Fund was established, among other things, to acquire and hold, directly or indirectly, the shares of Livingston International and the 12.675% unsecured, subordinated notes of Livingston International (collectively, the "Livingston Notes"). The Fund does not conduct an active business and the role of the trustees of the Fund (the "Trustees") is primarily to oversee the investments and affairs of the Fund as an indirect shareholder and note holder of Livingston International and/or its affiliates and to manage the limited affairs of the Fund. For information relating to the structure of the Fund, see Item 14: Description of Capital Structure.

Intercorporate Relationships

The following chart sets out the principal subsidiaries of the Fund and their jurisdictions of incorporation, all of which are 100% held directly or indirectly by the Fund.


Livingston International Income Fund (Ontario)[1]
100% of the common shares
$138 million principal amount of Livingston Notes
Livingston International Holdings Inc. (Ontario)
100% of the common shares
Livingston International Inc. (Ontario)
Livingston International, Inc. (Delaware)
Adminserv U.S. LLC (Delaware)
Osowski and Company International, Ltd. (Illinois)
Livingston International Trade Services Inc. (Washington)
Great Lakes Customs Brokerage, Inc. (New York)
South Ranch, Inc. (New York)

[1] Only principal subsidiaries are shown

Item 2: General Development of the Business

Three-Year History

The Fund was established, among other things, to acquire and to hold, directly or indirectly, all of the outstanding securities of Livingston International. Livingston International and its subsidiaries conduct a Canadian and U.S. customs brokerage, international trade consulting and other trade and business outsourcing services business.

On February 11, 2002, the Fund completed an initial public offering (the "Offering") of 15,102,600 units ("Units") at a price of $10.00 per Unit for aggregate gross proceeds of $151,026,000.

Prior to the completion of the Offering, L.I.I. Holdings Corp. amalgamated with the primary operating subsidiary, Livingston International Inc., which continued under the name Livingston International Inc. The Fund used the proceeds of the Offering to purchase the shares of Livingston International Inc. (the "Acquisition") from CAI Capital Corporation and other investors.

Simultaneous with the closing of the Offering and the Acquisition, Livingston International negotiated a three-year credit facility in the aggregate amount of $90 million through a syndicate of Canadian chartered banks.

On December 16, 2004, Livingston International completed the negotiation of a new five-year, $100 million credit facility through a syndicate of three banks: The Bank of Nova Scotia, Bank of Montreal and JPMorgan Chase Bank. This new credit facility replaces the previous three-year, $90 million facility that was set to expire in February 2005 and has more attractive interest rates and greater flexibility for capital expenditures and acquisitions than the previous arrangement. As was the case with the previous facility, the new credit facility is available subject to Livingston respecting certain financial covenants. $70 million of the total credit facility is a revolving line of credit available for operations, capital expenditures and acquisition purposes, while the remaining $30 million is a term credit facility, of which $27.3 million is drawn as at March 30, 2005.

Following the Acquisition, the Fund owned 100% of the common shares of Livingston International (the "Common Shares") and $138 million in 12.675% unsecured, subordinated notes (the "Livingston Notes") payable by Livingston International.

In October 2002, the Common Shares were transferred from the Fund to Livingston International Holdings Inc., a wholly owned subsidiary of the Fund, which currently has as its only asset the Common Shares. This was an internal reorganization designed to improve the corporate structure.

Since the completion of the Offering, there had been no additional Units issued until March 2, 2005, when an additional 210,600 Units were issued in connection with the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. As a result, as at March 30, 2005, there are a total of 15,313,200 Units issued and outstanding.

Acquisitions and Dispositions

No "significant acquisition" was completed during the year ended December 31, 2004.

Trends

The extent to which trends of the business have developed or may continue in the future are included under Outlook on pages 5 and 28 to 29 of the Fund's 2004 Annual Report; these pages are hereby incorporated by reference.

Item 3: Narrative Description of the Business

Livingston International is Canada's leading customs broker and trade services company facilitating two-way trade between the United States and Canada, the busiest trade lane in the world, representing a flow of goods across the border valued at approximately $1.5 billion every day of the year. Livingston International offers services and solutions that combine the expertise of highly specialized professionals with the advances of technology and electronic information networks. Livingston International provides importers and exporters with a broad spectrum of customs clearance and trade services, including brokerage, regulatory compliance, customs and tax consulting, specialized customs and transportation services for the trade show and special event industry, outsourcing business services, imported vehicle registration and international and domestic transportation and warehousing arrangements.

With the globalization of markets and lowering of tariff and non-tariff barriers by governments, worldwide trade with North America has grown immensely in the past decade. The key for the customs brokerage industry is the transaction volume rather than the dollar value of those goods traded. The current volume of worldwide trade has created a significant transaction base for the customs brokerage industry. Cross-border trade between Canada and the United States represents the largest bilateral trading relationship in the world. In 2004, 85% of the total value of Canadian exports went to the U.S. and 59% of the total value of Canadian imports came from the U.S. As worldwide trade volumes have increased, this important trade partnership has solidified, making it a key market for the customs brokerage industry. While the 1994 North American Free Trade Agreement (NAFTA) eliminated duties on many goods shipped among Canada, the United States and Mexico, it created a new burden for importers who must comply with numerous and elaborate regulations in order to substantiate their claim to duty-free or reduced-duty privileges. The impact of "September 11" has significantly increased the level of security enforced along the Canada-U.S. border, with a corresponding increase in the impact of new security procedures that importers must follow in order to ship their goods across the border. The cost and effort to comply with the increasing governmental, regulatory and information-reporting requirements are also onerous. As a result of the complexities of the regulatory environment and the information technology requirements necessary to transact directly with governments, customs processing is one of the most frequently outsourced functions in the supply chain.

With 59 years' experience and approximately 1,700 employees in over 70 offices located at key border points and other strategic locations across Canada and the United States, Livingston facilitates the international movement of goods for its clients, which include numerous Fortune 500 companies, such as Abbott Laboratories, Alcan Aluminum, BASF, Boeing, DaimlerChrysler, Freightliner, Hewlett-Packard, Michelin, Motorola, Shell Chemicals, Toyota, Weyerhaeuser and Xerox.

Over the past five years, Livingston has significantly reinvested in its business, incurring capital expenditures totalling approximately $26.2 million. These include the implementation of new information systems, upgrades to its existing technology platforms and various improvements to facilities. Livingston plans to invest up to a further $6 million over the next two years in order to continue to upgrade its technology and to continue to improve its Internet capabilities. A revolving line of credit and overdraft credit facility was negotiated on December 16, 2004, in part to allow for these types of capital expenditures.

Products and Services

Livingston operates four business lines: (i) Canadian customs brokerage services; (ii) U.S. customs brokerage services; (iii) international trade consulting services; and (iv) other services, which include specialized services for the trade show and special event industry, business outsourcing services, imported vehicle registration and transportation management.

Revenue by Segment	February 11 to December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Canadian brokerage	$62,862,000	$72,346,000	$74,612,000
U.S. brokerage	$30,560,000	$30,490,000	$31,672,000
Trade consulting	$9,165,000	$9,332,000	$8,931,000
Other services	$24,485,000	$27,977,000	$32,539,000
Total revenues	$127,072,000	$140,145,000	$147,754,000

Customs Brokerage Generally

As a licensed customs broker, Livingston is engaged by its clients to effect the release of merchandise for entry into Canada or the United States in accordance with customs and certain other applicable regulations. Livingston coordinates all activities in the clearance process and communicates the status of a shipment to its client from the time of the shipment's arrival at the border through customs clearance.

In order to effect the clearance of merchandise, Livingston receives commercial and transportation documentation, reviews it for completeness and accuracy, prepares and files documents necessary for the goods to clear Customs, obtains permits where required, assists the importer in obtaining the appropriate commodity classification for the goods, arranges for payment of freight charges if required, and, if applicable, remits duties and taxes to the appropriate government authority on behalf of the client. As Livingston offers flexibility in the solutions that are provided to its clients, some parts of the customs import process may be performed by the client, depending on the client's needs. These services are provided by Livingston's licensed customs brokers and technical support staff, who have substantial knowledge of and experience in the complex tariff system and government regulations applicable to customs duty payments and other fees, commodity classifications and valuation and import restrictions on both sides of the border. In addition to being regulatory experts, Livingston's employees have developed substantial customs brokerage expertise within particular industries, such as the automotive, chemical and high-tech industries.

Livingston also uses an extensive technological infrastructure to provide these services. Livingston's customs brokerage business is a leading e-commerce partner, processing millions of electronic transactions each year. In addition to Livingston's on-line customs brokerage system, Livingston has developed a series of proprietary information technology tools specifically for clients, all of which are Internet-enabled applications. These web-based tools include Insight®, a suite of software products, which currently comprise: Compliance Centre Canada, Compliance Center USA, Docs Canada, Docs USA, e-Link Canada, e-Link USA, Partner, e-Vent and FAST. All of these solutions have been developed based on open standards, universal reach and a powerful browser interface. Accessible 24 hours a day, these systems are used by clients to look into their supply chain and access customs release notification, carrier data, shipment details, Canada Border Services Agency ("CBSA") accounting information, on-line images of documents for storage purposes as well as CBSA and the U.S.' Customs & Border Protection ("CBP") agency audit requirements. The systems provide real-time financial and strategic information, which can produce cost-savings by enabling better decision-making on supply-chain matters involving product sourcing, transportation options, tariff and duty reductions, customs compliance and risk management.

With the recent acquisition of South Ranch, Inc. on March 2, 2005, Livingston has an added capability to provide customs brokerage software to other customs brokers in the United States through its SmartBorder® technology solution.

Clients typically use Livingston for all their customs brokerage needs. Importers generally prefer to deal with a single customs broker for all of their import activity, as this increases the speed with which their goods are released for entry and can simplify the process of regulatory compliance. It can be a disruptive, risky and costly process to switch customs brokers, given the high set-up costs involved in the business and as the customs broker maintains the tariff database containing the appropriate classifications of their goods. In order to strive to ensure that high quality services are provided, Livingston's employees become familiar with each client's industry, shipping patterns, carriers and business rules for dealing with special situations. Livingston accomplishes this by forming client service teams to seek to foster long-term relationships.

With respect to new clients, Livingston carefully plans and executes new client implementations. In addition to the start-up costs involved when a client switches brokers, there is also a steep learning curve on the part of the new broker that can affect service levels. With its breadth of experience and infrastructure, Livingston is able to integrate new clients with a minimum of difficulty.

For providing such services, Livingston charges its clients a transaction fee for each of their commercial shipments imported into Canada or the United States. Accordingly, revenue growth in these business lines is driven by the number of shipments entering the country and the complexity of the work performed, rather than by the dollar value of such shipments. Livingston's fees vary depending on: (i) the complexity of the work required to file the proper information with the CBSA in Canada or the CBP in the United States, as the case may be, and other government departments and agencies; (ii) the extent to which the importer's shippers can provide information electronically rather than on paper; and (iii) specific client requirements in terms of reporting and special shipment handling. Contracts with clients generally do not have an expiry date and are renegotiated as necessary. Given the high risk and cost of switching customs brokers, typically the turnover of large clients is low. Generally speaking, customs brokerage fees for importers represent approximately 1/10th of 1% of the value of the goods imported on an overall basis.

Canadian Customs Brokerage Services

The Canadian licensed customs brokerage operations are the historical mainstay of Livingston. Livingston processes air, sea, rail and truck shipments into Canada for any type of goods imported into the country from anywhere in the world, to seek to ensure that the requirements of the CBSA as well as many other Canadian government departments are met.

These brokerage services are provided to clients consisting primarily of Canadian companies importing goods from the United States, but also including Canadian companies importing from around the world and a growing number of importers resident outside of Canada ("non-resident importers"), most of which are located in the United States. The services are delivered by employees located at release ports and other strategic locations with the use of an extensive on-line computer network and proprietary system.

The basic customs brokerage transaction service includes the maintenance of client databases for frequently imported goods, the collection and maintenance of certificates of origin, the release function that allows goods to enter Canada, the classification of goods to assign harmonized system tariff codes, determining duties and taxes, the filing of entries with the CBSA, some post-entry analysis, the filing of duty drawbacks, claims processing and payment of duties and taxes on behalf of clients.

Livingston's Import Transactions into Canada


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Number of Transactions
2000
2001
2002
2003
2004
Year

Livingston's Canadian brokerage volumes have been relatively stable over the past five years, typically fluctuating with the economy as shown in the bar chart above.

Through Livingston's on-line network, clients and their vendors can connect electronically via EDI, the Internet or dial-up through computer terminals or personal computers in their offices to real-time systems at Livingston. The network is also connected to the CBSA for the transmission of entries and adjustments.

In Canada, Goods and Services Tax ("GST") is charged on the value of almost all goods imported. Typically, Livingston collects GST from its clients and remits it on their behalf to the Canadian government. Depending on the time of shipment, Livingston may submit the GST payment on behalf of its clients, invoice the clients and collect these amounts from them. In some instances, clients, particularly larger ones, remit GST directly to the CBSA. To mitigate the risk associated with large GST payments, Livingston obtains CBSA-approved GST undertaking letters from select clients allowing Livingston to withhold GST payments from the government should those clients fail to pay Livingston. Government remittances are required to be made monthly by the customs broker to the CBSA on the last business day of every month.

U.S. Customs Brokerage Services

Livingston's licensed U.S. customs brokerage business line is substantially similar to Livingston's Canadian brokerage services. Livingston's primary function is to ensure that the requirements of the U.S.' Customs & Border Protection agency and other applicable government agencies are met with respect to its clients' shipments into the United States. U.S. brokerage services are sold to U.S. importers as well as to Canadian exporters. In order to sell its products in the United States, a Canadian supplier must generally ship its goods to its client in the United States as seamlessly as if the Canadian supplier were based in the U.S. In fact, whether a U.S. company is importing from Canada or a Canadian company is exporting to the United States, it is usually the Canadian company that has to make arrangements for the goods to cross the border. Accordingly, Livingston started offering its U.S. customs brokerage service to existing Canadian-based clients in 1993. Many of Livingston's U.S. brokerage clients are also Canadian brokerage clients. The advantage to Livingston is its ability to cross-sell additional services to existing clients and use the same credit, billing and accounts receivable processes.

Livingston's Import Transactions into the United States


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Number of Transactions
2000
2001
2002
2003
2004
Year

Livingston's U.S. customs brokerage import transactions have steadily increased over the past five years, primarily due to added clients, as shown in the table above.

Livingston's service offerings in the United States involve substantially the same processes and ancillary services as their Canadian counterparts. The key difference is that the information requirements of the U.S.' CBP and other government departments are somewhat different, as are their automated systems. Consequently, the computer systems and the technical trade and customs expertise required are unique to the United States. Services are delivered by employees located at release ports and two main service centres/classification hubs located in Buffalo, New York and Taylor (Detroit), Michigan. This structure is well positioned to take advantage of the United States Customs Remote Filing initiative, which is similar to the Canadian system described above. Livingston's operations in the United States are also EDI-capable. The Chicago-based air-sea customs broker and freight forwarder, Osowski and Company International, acquired in 2003, has been integrated with the existing U.S. operations since October 2003 and has formed the base from which Livingston is expanding its air-sea customs brokerage and freight forwarding operation in the U.S.

International Trade Consulting Services

The increased complexity of trade resulting from NAFTA and other free trade arrangements poses serious compliance challenges to importers and exporters. Generally, most importers and exporters lack the expertise to effectively manage the onerous filing and reporting requirements mandated by both Canadian and U.S. governments. Some of the greatest challenges facing companies engaged in cross-border trade include: incomplete or inaccurate documentation supplied by the exporter of the goods; poor record management; valuation and commodity tax discrepancies; improper application of harmonized system commodity classification codes; and inaccurate reporting of the quantity and value of imports.

As the complexity of trade regulations increases, so does the opportunity to provide consulting services. Livingston's client relationships and market presence in this field have facilitated the cross-selling of international trade consulting services to its existing customs brokerage clients.

In this line of business, Livingston provides senior management level consulting relating to international trade. Livingston's trade consulting services have been developed specifically to improve Canadian and United States-based importers' and exporters' trade management processes and practices in seven key areas:

- trade data management
- compliance and risk management
- duty and tax recovery
- NAFTA and other free trade agreements
- customs valuation
- disputes and appeals
- trade security

These services are available to clients across Canada and the United States.

Other Services

Specialized Services for the Trade Show and Special Event Industry

Mendelssohn is the trade name under which Livingston provides specialized customs and transportation services to the trade show and special event industry. Trade shows and special events represent another client segment of the customs brokerage market, which is characterized by unique customs brokerage needs that begin well in advance of the show or event. Mendelssohn helps exhibitors make all the necessary arrangements from transportation to obtaining special permits. Exhibitors import many items temporarily, for the duration of the trade show, and then export them immediately after the show. It is critical that the goods arrive on time and are cleared promptly. Mendelssohn provides special client services, including immediate response to customs clearance and shipment transportation and tracing needs. Goods often arrive at the destination city the night prior to a show or an event and must be cleared immediately to allow sufficient time for the booth, equipment and trade exhibits (ranging from vehicles to computer equipment to boats) to be set up. Due to the brief duration of a trade show or special event, goods are cleared at the show site. Mendelssohn also facilitates the payment of duties and taxes to be paid on those goods that were originally imported temporarily and end up remaining in the country permanently.

To meet the particular requirements of this industry, Mendelssohn's staff work at the actual show site. Mendelssohn's client focus, responsiveness and technical expertise, combined with the scale of Livingston's operations coast to coast, make Mendelssohn the dominant customs broker in this unique industry. Mendelssohn is the official recognized customs broker and transportation/logistics supplier for eight of the most important convention centres in Canada: Metro Toronto Convention Centre, National Trade Centre (Toronto), Palais des congrès de Montréal, Quebec Convention Centre, Shaw Convention Centre, Sheraton Centre (Toronto), Toronto Congress Centre and Vancouver Convention and Exhibition Centre. Mendelssohn is also the preferred vendor of the majority of trade show events held in Canada. This "preferred status" assures commercial exhibitors that they are dealing with a customs broker who has the expertise, scale of operation and, most importantly, a physical presence at the show to strive to ensure their presentation materials and samples arrive at the event on time and are cleared promptly.

Mendelssohn charges foreign trade show participants or exhibitors fees for temporarily clearing the goods to allow their trade show materials and samples to enter Canada. These fees are based upon the complexity and timing of the work required. If Mendelssohn is also arranging for the transportation of the goods to and from the event, the exhibitor may be charged a mark-up on the freight charges incurred.

Mendelssohn is identified in the marketplace as a division of Livingston International. The majority of Mendelssohn's clients are U.S.-based companies, while others are large international firms. Most if not all are selling products into the Canadian marketplace. Often, these companies also have Canadian subsidiaries. This provides another opportunity for Livingston to be identified as a trade services provider offering a breadth of expertise, capabilities and services. Mendelssohn participates actively to promote Canada as a destination for trade shows, working closely with Canadian and local governments and industry and tourism associations.

Business Outsourcing Services

Adminserv is a division of Livingston that provides business outsourcing services, which include data management services, regulatory filing, call-centre management and compliance administration. These services are characterized by the specific expertise required to manage highly variable workloads with stringent quality assurance requirements, across a broad geographic area in Canada and in the United States. The model developed to drive and operate these services is based on a variable cost structure, whereby the labour force fluctuates based on the amount of work to be performed. This model keeps labour costs directly in line with performance output and can be readily adapted to similar contractual outsourcing opportunities.

Until June 30, 2004, Adminserv provided Canada Post Corporation with data management services at international parcel clearance centres as part of the overall parcel handling and clearance process for packages arriving from foreign countries to be delivered by the Canadian postal service. Effective July 2004, Canada Post Corporation decided not to renew its contract with Adminserv and to bring this work back in-house.

Livingston, through Adminserv, also acts as the Registrar of Imported Vehicles ("RIV"). Operated under a contract with Transport Canada and which is scheduled to expire in the third quarter of 2005, RIV is Canada's used-vehicle importation program with data management services. This program was established by Transport Canada to ensure that used motor vehicles being imported into Canada, predominantly from the United States, comply with regulatory filing requirements and meet Canadian vehicle safety and environmental regulations and standards.

Additional services performed by Adminserv include fleet management, document imaging, call-centre services, data capture, database management and electronic file storage.

North American Transportation and Logistics

In 1997, Livingston commenced operating a cross-border transportation brokerage service, which is being marketed and sold primarily to its existing client base. This was expanded substantially with the June 28, 2002 acquisition of the businesses of Consultrans Logistics Inc. and Oakville Warehousing and Distribution Inc. Since that time, this service has been marketed under the Consultrans name.
The service operates northbound into Canada, southbound into the United States and domestically in both countries. This service provides seamless client service from the point of origin of a shipment through to final delivery at the client's destination. Livingston arranges for local pick-up of goods, arranges for the border crossing, if necessary, using its transportation brokerage facilities that include a number of contracted air and truck carriers, and arranges for local delivery.

This service covers less-than-truckload, point-to-point, full truckload and expedited ground and air service. This is a non-asset based business model, as Livingston subcontracts the actual transportation out to carriers.

Livingston's transportation service is appealing to clients for several reasons. First, Livingston uses national/regional transportation rates in both countries, rather than international rates, which are typically higher. Second, Livingston's ability to use its volume purchasing capabilities makes the transport costs very attractive. In addition, there is the appeal of dealing with one party, Livingston, rather than several vendors, for the entire import transaction. This simplifies matters for the client and makes the delivery of its goods more predictable.

Livingston earns its revenues on a per-shipment-handled basis. A few larger clients also pay Livingston a monthly fee for managing their transportation requirements on an outsourced basis.

International Transportation and Logistics

Freight forwarding is an additional service that Livingston believes adds value to its existing clients who are currently using other forwarders, while using Livingston as their single customs broker. Livingston began offering international freight forwarding services in 1999. Over the last several years, Livingston has invested in improving the capability and capacity of the information technology used in this business to allow for expansion.

Livingston's international freight forwarding division is a non-asset-based business. As it does in its North American transportation and logistics business, Livingston arranges for the pick-up and shipment of goods for the importer/exporter. Generally, Livingston accomplishes this through agency agreements with transportation providers in Europe and the Far East, who will pick up or deliver the goods on behalf of Livingston's Canadian clients. Livingston uses volume-buying capabilities in its arrangements with the actual transportation providers and charges a margin to clients.

Customs brokerage and international freight forwarding are often provided by the same service provider, resulting in many natural synergies. With this additional transportation offering, Livingston is better able to compete for customs brokerage business, while benefiting from an additional revenue source from its existing client base.

Livingston believes it is well placed to sell international freight forwarding services to its existing clients, representing a significant growth opportunity. Particularly interesting is Livingston's ability to leverage existing client relationships to generate additional revenues with few capital requirements. Livingston acts as the freight broker, using third-party air and ocean carriers.

Bonding Arrangements

Livingston has several bonds filed with Canada's CBSA and CBP in the U.S. to facilitate its customs brokerage, specialized trade show and international freight forwarding operations. The bonds, which range in value from $10,000 to $10 million, serve four primary functions. First, certain bonds guarantee payment of duties and taxes on imported goods, thus allowing Livingston to arrange for the release of clients' goods prior to the payment of such duties and taxes. Second, bonds have been filed with the CBSA in support of Livingston's specialized services for the trade show industry to facilitate the temporary clearing of goods into Canada by guaranteeing the payment of duties and taxes on the imported goods in the event that they are not exported within one year. Third, certain bonds allow Livingston's freight forwarding, North American transportation, trade show and customs brokerage operations to move goods in bond from the customs port of entry at the border to an inland customs port for clearance. For Livingston's freight forwarding operations, the bond allows for the movement of goods from one bonded warehouse to another during the customs clearance or export process. The trade show operation requires this bond in order to move goods from the customs port of entry to the trade show site for customs processing. Finally, certain bonds are required as a condition of the licence pursuant to which Livingston is authorized to operate customs brokerage offices.

Clients

With over 13,000 clients ranging from large automotive manufacturers, such as DaimlerChrysler and Toyota, to small, regional distributors of electronic components, Livingston's client base is very diversified. Approximately 80% of clients have Canadian addresses, with the remainder being located primarily in the United States. As the leading customs broker in Canada, Livingston's geographic and industry coverage are both very diversified. In terms of geography, Livingston has clients in every province in Canada, including Ontario, where approximately 42% of its Canadian clients are located.

In providing customs brokerage services, Livingston has access to detailed information regarding the movement of clients' goods, their value and the mode of transportation. This information is very valuable to the client and provides Livingston with a significant means to identify other opportunities to cross-sell additional services to its existing client base, to improve client service or to expand its service offerings.

Most importers find the complexities of the regulatory environment and the necessary information technology infrastructure to transact directly with government departments to be very onerous and in a constant state of change. Consequently, customs processing is one of the most frequently outsourced functions in their supply chains. Livingston has the scale and technology to provide the services that clients rely heavily upon.

In 1997, Livingston introduced an improved way of providing services to its core Canadian customs brokerage clients. Prior to that time, Livingston, like most other customs brokers, performed work for clients at the geographic location closest to where the client's goods crossed the border. For large clients particularly, this caused complex communications and training issues between Livingston and those clients. As a result of its investment in technology, Livingston has been able to centralize most of the work done for a particular client in one specific client service team, located close to the client's business. This client service team handles all aspects of the client's customs brokerage needs, regardless of location, thereby reducing complexities for both Livingston and its clients. Management believes that this has resulted in improved service levels and created a significant competitive advantage.

Livingston has also added a number of new services, particularly in the transportation arrangement area. These new services are sold to the existing customs brokerage client base. As clients increase the number of integrated Livingston services they use, their relationship with Livingston becomes deeper and broader.

Information Technology

One of the underpinnings of Livingston's business strategy is its use of information technology to serve clients and to drive competitive advantage. Information technology is used extensively in all aspects of the business. It is used internally to facilitate the processing of thousands of customs entries per day. It is also used to provide clients with the tools that they need to facilitate their trade. Where necessary, information technology is used for customized services developed to meet specific client requirements. In addition to paying for on-going customs brokerage services, clients are charged for the software solutions they want to use and for any customized development undertaken at their request. Software solutions that Livingston offers to its clients for a fee include Insight®, its web-based suite of solutions.

Livingston has an in-house IT/E-services (information technology) function staffed by approximately 75 employees. These employees manage the in-house data centre, the telecommunications networks, office computing platforms, systems software and applications systems. Livingston also maintains a 24-hour-a-day, 7-day-a-week help desk to provide support for software used internally and by clients. Livingston staff develops new software in many of the different technical environments used.

P106

Livingston's ability to develop custom solutions quickly under tight deadlines has been instrumental in gaining business from new and existing clients. Its data centres in Ontario and New York have adequate uninterrupted power supply capability, including back-up generators. Livingston maintains a disaster recovery plan and has back-up arrangements in place with a third party specializing in these services.

In order to maintain its technology leadership position and continue to provide the high level of service its clients demand, Livingston has made a significant investment in technology and currently anticipates a further expenditure of approximately $6 million over the next two years to upgrade to its information technology platform and continue to enhance its Internet capabilities. This is being financed by a revolving line of credit and overdraft credit facility set up partly for this purpose.

Sales and Marketing

An important part of Livingston's business strategy is its client-oriented marketing function is not well developed, if it exists at all. Management believes its marketing approach and the resources committed to marketing constitute a clear competitive advantage. It has clearly defined market research, product management and marketing support services modelled after approaches, processes and organizational structures of highly professional, world-class marketing organizations.

One of Livingston's key business strategies is to sell additional services to its existing client base, where it has strong long-term relationships. This strategy provides for cost-effective selling, as the relationship with the client already exists. In connection with Livingston's emphasis on developing and maintaining long-term relationships with such clients, Livingston has developed several strategic sales programs, including data mining, seminars, cross-functional team sales and the national account program.

Seasonality

Given Livingston International's diverse client base, volumes and revenues are dependent on the general economic climate of Canada and the U.S. However, historical trading patterns do suggest that the volumes, and therefore revenues, in the first quarter are slightly lower than the other three quarters of the year, while the second quarter is typically slightly stronger than the others. This seasonality is primarily realized in the Canadian and U.S. customs brokerage segments, but also exists in the transportation businesses. Similarly, in the trade show and special event business, the second and third quarters have historically been stronger than the first and last quarters, primarily due to the concentration of the demand for trade shows generally in the spring and fall seasons.

Employees

At December 31, 2004, Livingston had approximately 1,700 employees located throughout Canada and the United States, with 1,320 in Canada alone. Livingston considers its relationship with its employees to be good. In Windsor, Ontario, the Canadian Autoworkers Union represents 40 employees. These employees have been unionized since 1990. The current collective agreement was entered into on January 1, 2004 and is scheduled to expire on December 31, 2006. Livingston's relationship with these employees has always been good, and there have been no material work-to-rule situations or work stoppages.

Operations and Facilities

As of December 31, 2004, Livingston operated from over 70 offices, including its head office located at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7. Office facilities are leased, generally on a long-term basis, for larger urban locations and on shorter terms for smaller border locations.

The following table sets out certain information regarding Livingston's material leased premises.

Location	Purpose	Square Footage	Lease Expiry
The West Mall, Toronto	Head Office	40,340 sq. ft.	April 28, 2008
Airport Road, Mississauga	Service Centre	35,928 sq. ft.	August 31, 2013
Airport Road, Mississauga	Service Centre	12,860 sq. ft.	July 31, 2005
Buffalo	Service Centre	25,500 sq. ft.	June 30, 2007
Côte-de-Liesse, Montréal	Service Centre	18,473 sq. ft.	March 31, 2005[1]
Detroit (Taylor)	Service Centre	14,400 sq. ft.	March 31, 2008
Vancouver	Service Centre	16,969 sq. ft.	May 31, 2010
Explorer Drive, Mississauga	Consulting Services	17,281 sq. ft.	December 31, 2005

[1]Livingston is currently negotiating an extension to 2015.

With the recent acquisition of Great Lakes Customs Brokerage, Inc., Livingston now owns a 25,500 square-foot service centre and warehouse property, located in the Town of Niagara, New York.

Competition

The customs brokerage business in North America is very competitive, with pressures on pricing, demands for more or different services in light of security, regulatory and other changes in clients' industries, changes in supply chain management and industry consolidation. Livingston believes that quality of service, including information systems capability, reliability, responsiveness, expertise, convenience, scope of operations and customized program designs as well as price are important competitive factors in its industry. Livingston has identified a number of competitors for its services. The key ones can be characterized as:

- other Canadian and U.S. customs brokers;
- international freight forwarders with customs brokerage capabilities;
- courier companies with customs brokerage capabilities; and
- software suppliers facilitating international trade for self-clearance.

Livingston is Canada's market leader in customs brokerage with a market share of approximately 15%. It competes with over 250 other brokers in Canada, ranging from many smaller regional brokers to a few national brokers.

In the United States, Livingston has grown substantially since its inception in 1993 to today, becoming one of the top five entry filers with the U.S.' CBP agency.

Livingston has been Canada's market leader in providing customs brokerage and transportation services to the trade show industry, under the Mendelssohn name.

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Trademarks

Livingston holds various trademarks in Canada and the U.S. The registrations for these trademarks expire over the next two to 14 years and are subject to renewal as deemed necessary. Trademarks allow Livingston to protect its trade names and proprietary rights of design and use of software.

Short-Term Investments

Livingston invests primarily in short-term, minimum risk (R-1 high, mid and low) commercial paper and term deposits with major banks.

Governmental Regulation

Customs brokers are regulated in Canada and the United States. They are required to meet qualification, licensing, fee, citizenship or residency and reporting requirements. Livingston International monitors and seeks to ensure compliance with all regulatory requirements in this area.

Other regulated activities of Livingston International are transportation and freight forwarding services and bonded and sufferance warehouses.

Transportation and freight forwarding services are regulated by provincial legislation in Canada, which sets out minimum requirements for insurance coverage and knowledge of certain federal laws governing transportation that must be met for such a licence to be issued.

The regulations for bonded and sufferance warehouse operations in Canada are regulated by the CBSA. These regulations require licensees to pay a licence fee and provide security in varying amounts depending on the type of sufferance warehouse operated. Livingston International operates sufferance warehouses in Halifax (Dartmouth) and Thunder Bay.

Environmental issues are not generally considered to be material in connection with Livingston's business.

Item 4: Selected Consolidated Financial Information

Annual Information

The following table presents selected financial information for the Fund[1] on a consolidated basis for the year ended December 31, 2004 and prior year information for the periods from February 11, 2002 to December 31, 2002 and from January 1, 2003 to December 31, 2003. Selected balance sheet information is reported as of December 31, 2002, December 31, 2003 and December 31, 2004 respectively. Reference should be made to the notes accompanying the table.

Item	February 11 to December 31, 2002[2]	Year ended December 31, 2003	Year ended December 31, 2004
Net revenues	$127,072,000	$140,145,000	$147,754,000
Net income	$10,311,000	$6,155,000	$11,001,000
Net income per Unit	$0.68	$0.41	$0.73
Total assets[3]	$595,065,000	$310,018,000	$307,417,000
Total long-term financial liabilities	$58,026,000	$61,566,000	$54,497,000
Distributions to unitholders per Unit[4]	$1.033	$1.262	$1.324
Cash available for distribution per Unit[5]	$1.352	$1.482	$1.615

[1] The Fund's income is derived from its principal operating subsidiary, Livingston International. Monthly distributions to the holders of the Units are entirely dependent on the cash flow of Livingston International, which is used to pay interest on $138 million principal amount of Livingston Notes, other fees and dividends (if applicable) to the Fund.

[2] On February 11, 2002, the Fund completed the Offering, which raised $151,026,000 (before expenses related to the Offering). The Fund then completed the purchase, indirectly, of the shares of Livingston International.

[3] Total assets as at December 31, 2002 are significantly higher than those as at December 31, 2003 and subsequent to that date, due to a change in the required method of payment to the CBSA rather than any other material underlying development.

[4] Distributions represent the amount declared during the period. The payment of cash distributions is made on the last business day of the month following the month in which the distribution is declared.

[5] See footnote[1] on page 19.

Item 5: Management's Discussion and Analysis

Management's Discussion and Analysis is included on pages 9 to 29 of the 2004 Annual Report and is incorporated herein by reference.

Item 6: Dividends/Distributions

As the Fund is an income trust, it does not pay dividends per se. From the perspective of the holders of the Units ("Unitholders"), amounts paid or payable by the Fund in respect of the distribution period of the fiscal year are taxable in the hands of the Unitholders as interest and dividend income, as the case may be. In certain circumstances, distributions are classified as a return of capital for Canadian income tax purposes, rather than as interest or dividend income. For the year ended December 31, 2004, the distributions to Unitholders were classified as approximately 82.1% interest, 5.7% dividends and 12.2% return of capital for Canadian income tax purposes. Unitholders who are non-residents of Canada are required to pay all withholding taxes payable in respect of any distributions by the Fund. The Fund pays regular monthly cash distributions, which were $0.117 per Unit as of December 31, 2004. The Fund intends to increase the monthly cash distribution only when it believes that such an increase is likely to be sustainable.

In 2004, the Fund announced its third and fourth increases in monthly distributions since the inception of the Fund in 2002. The 5% increase in May 2004 raised the regular monthly cash distribution paid to Unitholders to $0.111 per Unit for the May 2004 distribution period. In November 2004, the Fund announced a further 5% increase in monthly distributions to bring the distribution for the November 2004 distribution period to $0.117 per Unit.

The Fund's first increase in distributions was made in October 2002 for the September 2002 distribution period, raising monthly distributions to $0.101 per Unit. The second increase was announced in April 2003 for the March 2003 distribution period, bringing monthly distributions to $0.106 per Unit.

The Fund distributed approximately 82% of its distributable cash[1] to Unitholders during the year ended December 31, 2004. An excess of cash available for distribution over actual distributions was retained for the following reasons:

- to allow for seasonal fluctuations in cash from operations;
- to allow for unforeseen capital expenditures;
- to allow for unforeseen additional expenses;
- to allow for financing of acquisitions; and
- to allow for potential increases in future distributions.

Item 7: Market for Securities

The Units are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol "LIV.UN."

Month in 2004	Minimum Price	Maximum Price	Total Monthly Volume Traded
January	15.50	16.60	776,295
February	16.50	17.76	992,229
March	17.20	17.99	1,279,139
April	15.55	17.44	559,899
May	16.00	17.50	430,371
June	16.46	17.90	302,476
July	16.75	17.89	307,199
August	16.61	18.74	867,497
September	18.15	19.70	546,965
October	19.00	21.87	707,593
November	21.30	22.95	1,054,690
December	20.70	23.49	602,826

[1] While cash available for distribution, or distributable cash, is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful supplemental measure. Investors are cautioned that distributable cash is not intended to be representative of cash flow or results of operations determined in accordance with GAAP and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts.

Item 8: Trustees, Directors and Officers

Name, Address, Occupation and Security Holding

The names and municipalities of residence of each of the Trustees, directors and executive officers of the Fund and Livingston International, their positions held with the Fund and/or Livingston International, the date on which each became a Trustee of the Fund and a director of Livingston International and the principal occupations of each Trustee, director or executive officer of the Fund and/or Livingston International during the past five years are shown below.

Name and Municipality of Residence	Position with Livingston International	Principal Occupation
Douglas Harrison [1,2,4] Burlington, Ontario	Chairman since February 22, 2005 Trustee and director since April 18, 2002	President Acklands-Grainger Inc. (industrial supply distributor)
Jacques Landreville [1,3] Brossard, Quebec	Trustee since January 4, 2002 Director since February 11, 2002	President and Chief Executive Officer Uni-Sélect Inc. (automotive parts distributor)
Peter Luit [1] Toronto, Ontario	President and Chief Executive Officer Trustee since January 4, 2002 Director since February 11, 2002	President and Chief Executive Officer Livingston International
Joseph Natale [1,3,5] Toronto, Ontario	Trustee since January 4, 2002 Director since February 11, 2002	Executive Vice-President and President, Client Solutions TELUS Corporation (telecommunications service provider)
Peter Restler [1,2] Brooklyn, New York USA	Chairman from January 4, 2002 to February 21, 2005 Trustee since January 4, 2002 Director since February 11, 2002	Principal CAI Capital Corporation (private equity firm)
Peter Valentine [1,2,6] Calgary, Alberta	Trustee and director since October 14, 2004	Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine University of Calgary
Benjamin Wong [1] Toronto, Ontario	Senior Vice-President and Chief Financial Officer Trustee and director since April 18, 2002	Senior Vice-President and Chief Financial Officer Livingston International

[1] Member of the board of Trustees of the Fund and the board of directors of Livingston International.

[2] Member of the Audit Committee.

[3] Member of the Compensation and Corporate Governance Committee.

[4] Douglas Harrison joined Acklands-Grainger Inc. in September 1999. Prior to that time, he was Vice-President and Managing Director of Ryder Integrated Logistics Inc. for its Canadian and European operations.

[5] Joseph Natale is Executive Vice-President and President, Client Solutions, of TELUS Corporation, a telecommunications service provider. Until June 16, 2003, he was Senior Vice-President of Bearing Point, Inc., formerly KPMG Consulting, until October 2002, and had been acting in that capacity since 2001. Joseph Natale had been with KPMG since 1997, holding increasingly senior positions, ranging from partner of business transformation services to managing partner of consumer, industrial and financial markets.

[6] Peter Valentine is currently Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Prior to his present roles, he served as the Auditor General of Alberta from 1995 to 2002. From 1958 to 1995, he held various positions at KPMG, Chartered Accountants.

Name and Municipality of Residence	Position with Livingston International	Principal Occupation
Richard Boara Mississauga, Ontario	Vice-President, Canadian Brokerage Operations	Vice-President, Canadian Brokerage Operations Livingston International
Mike Chisholm Brampton, Ontario	Vice-President, Adminserv	Vice-President, Adminserv Livingston International
Maureen Celmer Clarence, New York, USA	Vice-President, U.S. Brokerage Operations	Vice-President, U.S. Brokerage Operations Livingston International
Roy Coburn Toronto, Ontario	Vice-President, Livingston International Consulting Group	Vice-President, Consulting Group Livingston International
Joe Joseph Mississauga, Ontario	Vice-President, Government Remittance Management	Vice-President, Government Remittance Management Livingston International
Tom Korpolinski Lewiston, New York, USA	Vice-President, Great Lakes Customs Brokerage, Inc.	Vice-President, Great Lakes Customs Brokerage, Inc. Livingston International
Dawneen MacKenzie Mississauga, Ontario	Vice-President, Public Affairs	Vice-President, Public Affairs Livingston International
Chris McMullen Toronto, Ontario	Vice-President, Finance	Vice-President, Finance Livingston International
Nick Quarantillo Buffalo, New York, USA	Vice-President, SmartBorder	Vice-President, SmartBorder Livingston International
Gary Reid Senneville, Quebec	Vice-President, International Transportation and Logistics	Vice-President, International Transportation and Logistics Livingston International
Jonathan Robinson Mississauga, Ontario	Vice-President, North American Transportation and Logistics	Vice-President, Consultrans Livingston International
Scott Tomlinson Oakville, Ontario	Vice-President, Mendelssohn	Vice-President, Mendelssohn Livingston International
My-Tien Van Toronto, Ontario	Chief Information Officer	Chief Information Officer Livingston International
Mara Volpini Waterdown, Ontario	Vice-President, Human Resources	Vice-President, Human Resources Livingston International
David Zavitz Burlington, Ontario	Vice-President, Sales and Marketing	Vice-President, Sales and Marketing Livingston International

As of March 30, 2005, the Trustees and the directors and officers beneficially owned or controlled 354,564 Units or approximately 2% of the total Units issued and outstanding.

All Trustees of the Fund and directors of Livingston International hold office until the next annual meeting of Unitholders or until their successors are elected or appointed.

Conflicts of Interest

To the knowledge of the directors and officers of Livingston, no material conflicts of interest exist between the Fund or Livingston and its subsidiaries and any director or officer of Livingston or Trustee of the Fund.

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Item 9: Legal Proceedings

Management of Livingston is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Fund or Livingston or relating to the business which would be material to an existing or potential Unitholder.

In 2003, Livingston was audited and received a reassessment for taxes for the taxation years from 1996 to 2002 in the amount of approximately $0.4 million plus interest of $0.2 million. To avoid incurring additional interest costs, the amount was paid in 2004. As Livingston does not believe that this reassessment is correct, it has filed a notice of appeal. Should the appeal be unsuccessful, there are several possible alternatives for Livingston to pursue, including initiating further legal proceedings or approaching the previous owners of Livingston to recover the amount.

Livingston is threatened from time to time with, or named as a defendant in, various legal proceedings in the ordinary course of conducting its business. No such current litigation is expected to have a material adverse effect on the financial position of Livingston.

Item 10: Transfer Agents and Registrars

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal transfer office in Toronto.

Item 11: Material Contracts

The only material contracts entered into by either the Fund or Livingston during 2004 (or prior thereto but after January 1, 2002 and which are still in effect), other than contracts entered into in the ordinary course of business, are as follows:

- the Declaration of Trust described under Item 14: "Description of Capital Structure" under the heading "Declaration of Trust";
- the Livingston Note Indenture described under Item 14: "Description of Capital Structure" under the heading "Livingston Notes"; and
- the bank credit facility referred to under Item 2: "General Development of the Business" under the heading "Three-Year History".

Copies of the foregoing documents are available through www.sedar.com.

Item 12: Auditors

The auditors of the Fund and Livingston are PricewaterhouseCoopers LLP, Chartered Accountants, 1 Robert Speck Parkway, Suite 1100, Mississauga, Ontario L4Z 3M3.

Item 13: Audit Committee

Livingston International has an audit committee at the operating company level and which complies with the current Ontario Securities Commission ("OSC") corporate governance requirements regarding audit committees.

Audit Committee Charter

An audit committee charter has been approved by the audit committee of Livingston International Inc. and by the board of Trustees. A copy of this charter is included in Appendix A and is effective immediately.

Pre-Approval of Non-Audit Services

As indicated in the audit committee charter, the audit committee pre-approves all non-audit services provided by the external auditor. There are specific procedures that were adopted in 2004 by the audit committee for the pre-approval of audit and non-audit services provided by the external auditors. As non-audit services are required, a proposal is made by the external auditors and which includes the nature of the services to be performed, timing of delivery and approximate cost for consideration by the audit committee. Work is initiated only upon approval by the audit committee.

Composition of the Audit Committee

Peter Valentine, FCA, has been the chair of the audit committee since December 16, 2004. Prior to this date, Douglas Harrison served as its chair; he remains on the audit committee. Mr. Valentine and Mr. Harrison are joined on the committee by Peter Restler. Each is also an independent Trustee of the Fund. As the audit committee is comprised of three independent, financially literate members, the Fund complies with current securities legislation.

Peter Valentine is currently Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Prior to his present roles, he served as the Auditor General of Alberta from 1995 to 2002. From 1958 to 1995, he was a member of the firm KPMG, during which time he was recognized as a Fellow of the Institute of Chartered Accountants.

Douglas Harrison has been President of Acklands-Grainger Inc., an industrial supplies distributor, since September 1999. Previously, he was Vice-President and Managing Director of Ryder Integrated Logistics Inc. for its Canadian and European operations. He holds an MBA from Heriot-Watt University (Scotland) and is a graduate of the Canadian Institute of Traffic and Transportation (CITT) and the Canadian Professional Logistics Institute (P.Log). His considerable experience in leadership positions with companies engaged in the transportation and logistics sector brings invaluable practical expertise to the audit committee.

Peter Restler was a founder of CAI Capital Corporation, a private equity firm, in 1990. Prior to this date, he held various senior positions in the investment banking divisions of Shearson Lehman Brothers and Wood Gundy. He currently holds the position of Senior Principal at CAI and, since its inception, has been instrumental in the successful acquisition, restructuring, financing and sale of several companies in which CAI has invested.

External Auditor Service Fees (by category)

The fees paid to PricewaterhouseCoopers LLP for the last three years, segregated by nature of service, is included in the table below.

Description or Nature of Work Performed	2002[1]	2003	2004
Audit fees	$125,000	$131,250	$135,000
Audit-related fees (quarterly reviews)	–	–	36,000
Tax fees (compliance, general advice, transfer pricing and tax planning services)	208,000	320,000	195,380
All other fees	13,000	7,750	23,750
Total	$346,000	$459,000	$390,130

[1] 2002 does not include service fees related to the initial public offering.

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Item 14: Description of Capital Structure

Structure of the Fund

Declaration of Trust

The Fund is a trust established on January 4, 2002 under the laws of the Province of Ontario pursuant to the Declaration of Trust. It is intended that the Fund will qualify as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) *("Tax Act")*. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Declaration of Trust, which does not purport to be complete. Reference is made to the Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Declaration of Trust provides that the Fund is restricted to:

a) investing in securities, including the Common Shares and the Livingston Notes and other securities issued by Livingston and its affiliates, and otherwise lending funds to Livingston and its affiliates;
b) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or other securities, and making distributions to Unitholders;
c) issuing Units (or rights, warrants, convertible securities or options to acquire Units) as contemplated by the Declaration of Trust;
d) issuing debt securities or otherwise borrowing;
e) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of Livingston or any affiliate of the Fund or Livingston or the performance of any obligation of Livingston or any affiliate of the Fund or Livingston, and mortgaging, pledging, charging, granting a security in or otherwise encumbering all or any part of the Fund's assets, including securities issued by Livingston or any affiliate of the Fund, as the case may be, as security for such guarantee;
f) issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;
g) purchasing securities issued by the Fund;
h) satisfying the obligations, liabilities or indebtedness of the Fund; and
i) undertaking such other activities or taking such actions (including investing in securities) as are related to or in connection with the foregoing or as are contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time, provided that the Fund shall not undertake any activity, take any action or make any investment that would (i) result in the Fund not being considered a "mutual fund trust" for purposes of the *Tax Act* or (ii) result in Units constituting foreign property for purposes of Part XI of the *Tax Act*.

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Units

An unlimited number of Units may be issued pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in the Fund, in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to additional payments on account of the subscription price and entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of Units

The Declaration of Trust provides that the Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions as the Trustees may determine. At the option of the Trustees, Units may be issued in satisfaction of any distribution of the Fund to Unitholders on a pro rata basis, to the extent that the Fund does not have available cash to fund such distributions. The Declaration of Trust also provides that, unless the Trustees determine otherwise, immediately after any distribution of Units to all Unitholders in satisfaction of all or part of any such distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution, except where tax was required to be withheld in respect of the Unitholder's share of the distribution. In this case, each certificate (if any) representing a number of Units prior to the distribution is deemed to represent the same number of Units after the distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund will have a minimum of three and a maximum of 10 Trustees. As of March 30, 2005, there are seven Trustees.

The current Trustees of the Fund, who are also directors of Livingston, are Douglas Harrison, Jacques Landreville, Peter Luit, Joseph Natale, Peter Restler, Peter Valentine and Benjamin Wong. See "Item 8: Trustees, Directors and Officers" for the principal occupations of the Trustees. Trustees shall be appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting, subject to their earlier resignation or removal.

The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the trust assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and affairs of the Fund. The Declaration of Trust requires a majority of the Trustees to be residents of Canada (as that term is defined in the *Tax Act*) and questions decided by the Trustees must be decided by a majority of resident Canadians. The Trustees are responsible for, among other things: (i) the Fund acting as a shareholder and note holder of Livingston; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities of the Fund; (iv) payments of distributable cash (see footnote [1] on page 19) from the Fund to Unitholders; and (v) the appointment or election of the Fund's nominees to serve as directors of Livingston.

The Trustees have the right to approve the adoption of a Unitholder rights plan if the Trustees determine in good faith that such action is appropriate.

Any one or more of the Trustees may resign effective at the time a written resignation is received by the Fund and may be removed by a resolution passed by a majority of the Unitholders. The vacancy created by such removal or resignation may be filled by the Unitholders or the Trustees in the circumstances described in the Declaration of Trust.

A quorum of the Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees beyond the limit described below or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will be required to forthwith call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder may call the meeting. The Trustees in office are also required to appoint such Trustees as may be necessary so that a majority of the Trustees are at all times resident Canadians.

The Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees may not at any time exceed one third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

The Declaration of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Declaration of Trust provides that a Trustee shall individually be entitled to indemnification from the Fund in respect of the exercise of his or her powers and the discharge of his or her duties provided that he or she shall not be indemnified if he or she failed to act in good faith with a view to the best interests of the Fund. Additionally, in certain circumstances, limitations on indemnification similar to those applicable to a director under the Canada Business Corporations Act will apply. The Fund has entered into individual indemnity agreements with the Trustees, as has Livingston.

Cash Distributions

The amount of cash available for distribution (see footnote [1] on page 19) to the Unitholders monthly shall be equal to the interest and principal repayments on the Livingston Notes, dividends and other distributions received by the Fund on the Common Shares, less: (i) administrative expenses and other obligations of the Fund; (ii) amounts which may be paid by the Fund in connection with any cash redemptions of Units; (iii) any other interest expense incurred by the Fund between distributions; and (iv) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by the Fund. Under the terms of the Livingston Notes, interest is accrued at the rate of 12.675% per annum, calculated and payable monthly in arrears on or prior to the last business day of the following month. Distributions to Unitholders will be made in equal amounts on a monthly basis, from the cash available for distribution (see footnote [1] on page 19).

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The Fund may make additional distributions in excess of the monthly distributions during the year, as it sees fit, in its sole discretion. Any amounts of net income and net realized capital gains of the Fund for a taxation year not otherwise distributed during such year shall be payable on December 31 of such year.

Any income of the Fund that is applied to cash redemptions of Units or is otherwise unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have a net income tax liability, be distributed to Unitholders in the form of additional Units. Such additional Units are expected to be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Monthly distributions are to be paid to Unitholders of record on dates to be specified and are to be paid on the last business day of the following month.

Holders of Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

Redemption Right

Units are redeemable at any time on demand by the holders thereof. As the Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer, who will be required to deliver the completed redemption notice form to The Canadian Depository for Securities Limited ("CDS"). Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 90% of the "market price" on the principal market on which the Units are quoted for trading during the ten trading day period commencing immediately following the date on which the Units were surrendered for redemption (the "Redemption Date"); and (ii) 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; and, provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, the "market price" shall be the average of the following prices established for each of the trading days during the specified trading period: the average of the last bid and last asking prices of the Units for each day on which there was no trading and the weighted average trading prices of the Units for each day that there was trading. The "closing market price" shall be an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units on the applicable market or exchange if there was trading on the specified date and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last asking prices of the Units if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month; (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading on a stock exchange or quoted on another market that the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten trading day period commencing immediately after the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Units tendered for redemption shall, subject to any applicable regulatory approvals, be redeemed in part by cash and in part by way of a distribution in specie of a pro rata amount of the assets (including, if applicable, the Common Shares and the Livingston Notes and other securities, if any) held by the Fund. No fractional shares or Livingston Notes in integral multiples of other than $100 will be distributed and, where the number of Livingston Notes to be received by a Unitholder includes a fraction or a multiple less than $100, such number shall be rounded to the next lowest whole number or integral of $100. The Fund shall be entitled to all interest paid on the Livingston Notes and the distributions paid on the shares on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of Livingston on the redemption of Units of a Unitholder, the Fund currently intends to treat as payable to, and designate to, that Unitholder any capital gain realized by the Fund as a result of the distribution of such securities to the Unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Securities of Livingston that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange; no market is expected to develop in securities of Livingston, and they may be subject to resale restrictions under applicable securities laws. Securities of Livingston so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit-sharing plans and registered education savings plans, depending upon the circumstances at the time.

Where the terms of any guarantee, security interest or related arrangement entered into by the Trust preclude the ability to distribute assets (including, if applicable, shares and/or Livingston Notes) free and clear on an in specie distribution, then arrangements may be made to distribute such assets directly or indirectly (including via another entity) in such manner as is considered appropriate by the Trustees so as to preserve the rights of the holder of any such guarantee, security interest or related arrangement while giving redeeming Unitholders, directly or indirectly, the pro rata interest that they are entitled to.

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Meetings of Unitholders

Meetings of Unitholders are required to be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Declaration of Trust provides that the Unitholders shall be entitled to pass resolutions that will bind the Fund only with respect to: the election or removal of Trustees; the election or removal of nominees of the Fund to serve as directors of Livingston (except filling casual vacancies); the appointment or removal of the auditors of the Fund; the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund; the termination of the Fund; the approval of amendments to the Declaration of Trust (except as described under "Amendments to the Declaration of Trust" below); the sale of all or substantially all of the assets of the Fund; the exercise of certain voting rights attached to the securities of Livingston held by the Fund (see "Exercise of Certain Voting Rights Attached to Securities of Livingston" below); and the dissolution or winding up of the Fund prior to the end of its term.

A resolution electing or removing nominees of the Fund to serve as directors of Livingston and a resolution appointing or removing the Trustees or the auditors of the Fund or appointing an inspector must be passed by a majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a Special Resolution, which requires a two-thirds majority of the votes cast.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy, and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 25% of the votes attached to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the *Tax Act*, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the *Tax Act*. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent or Trust shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that he or she is not a non-resident.
If, notwithstanding the foregoing, the Trustees determine that a majority of the Units are beneficially held by non-residents, the Trustees may send a notice to non-resident beneficial holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may in their discretion consider equitable or appropriate, requiring such non-resident owners of Units to sell the beneficial interest in their Units or a portion thereof to persons who are not non-residents within a specified period of not less than 60 days. If a beneficial owner of Units receiving such notice has not sold the specified number of Units or provided the Trustees with satisfactory evidence that the holder is not a non-resident within such period, the Trustees may, on behalf of such beneficial owner of Units, sell such

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Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the affected beneficial owner of Units shall cease to be the beneficial owner of such Units and his or her rights shall be limited to receiving the net proceeds of such sale. The Trustees shall have no liability for the amount received provided that they act in good faith.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time by Special Resolution of the Unitholders.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;
b) which, in the opinion of counsel to the Trustees, provide additional protection for Unitholders;
c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;
d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws; and
e) to provide added benefits to Unitholders.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue alive on January 4, 2002 of Her Majesty Queen Elizabeth II. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by Special Resolution (as defined in the Declaration of Trust) require the Trustees to commence to wind up the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence to wind up the affairs of the Fund, the Trustees will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders shall surrender their Units for cancellation and the date at which the register of Units will be closed. Following a resolution to terminate the Fund, the Trustees shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, fulfill or discharge the contracts of the Fund, perform or cause the auditor to perform any final audit of the Fund assets, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Fund assets, including the Common Shares and the Livingston Notes, to one or more persons in one transaction or a series of transactions at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the Common Shares, Livingston Notes and other assets, together with any cash forming part of the assets of the Fund, among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of the Common Shares or Livingston Notes or other assets which comprise part of the Fund by the date set for

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termination, the Trustees may distribute the remaining Common Shares and Livingston Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests, subject to obtaining all required regulatory approvals. Notwithstanding anything to the contrary contained in this Declaration of Trust, where the terms of any guarantee, security interest or related arrangement entered into by the Trust preclude the ability to distribute assets (including, if applicable, Common Shares and/or Livingston Notes) free and clear on an in specie distribution, then arrangements may be made to distribute such assets directly or indirectly (including via another entity) in such a manner as is considered appropriate by the Trustees so as to preserve the rights of the holder of any such guarantee, security interest or related arrangement, while giving redeeming Unitholders, directly or indirectly, the pro rata interest to which they are entitled. The Trustees shall have no liability for the amount received provided that they act in good faith.

Takeover Bids

The Declaration of Trust contains provisions to the effect that if a takeover bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

Exercise of Certain Voting Rights Attached to Securities of Livingston

The Declaration of Trust provides that the Fund shall not vote its Common Shares and Livingston Notes to authorize, among other things:

a) any sale, lease or other disposition of all or substantially all of the assets of Livingston except in conjunction with an internal reorganization or a permitted charge, pledge or lien;
b) any amalgamation, arrangement or other merger of Livingston International with any other corporation, except in conjunction with an internal reorganization;
c) any material amendment to the indenture in respect of the Livingston Notes (the "Livingston Note Indenture"); or
d) any material amendment to the articles of Livingston International (other than setting the terms of series of preferred shares) to change the authorized share capital in a manner which may be prejudicial to the Fund;

without the authorization of the Unitholders by Special Resolution.

Information and Reports

The Fund will furnish, in accordance with and subject to applicable securities laws, to Unitholders such consolidated financial statements of the Fund (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the *Tax Act* and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to such holders.

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Livingston has undertaken to provide the Fund with: (i) a report of any material change that occurs in the affairs of Livingston in the form and content that it would file with the applicable regulatory authorities as if it were a reporting issuer; and (ii) all financial statements that it would be required to file with the applicable regulatory authorities as if it were a reporting issuer under applicable securities laws. All such reports and statements are required to be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements relating to reports of material changes in its affairs and the delivery of financial statements as required under applicable securities laws.

Book-Entry Only System

Registration of interests in and transfers of the Units are made only through a book-based system administered by CDS (the "Book-Entry Only System"). Units must be purchased, transferred and surrendered for redemption through a participant in the Book-Entry Only System (a "CDS Participant"). All rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon purchase of any Units, the Unitholders will receive only the customary confirmation from the registered dealer, which is a CDS Participant, and from or through which the Units are purchased.

The ability of a beneficial owner of Units to pledge such Units or otherwise take action with respect to such Unitholder's interest in such Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the Book-Entry Only System, in which case certificates for the Units in fully registered form would be issued to beneficial owners of such Units or their nominees.

Distribution Policy

Livingston has adopted a policy to distribute all of its available cash, subject to applicable law and compliance with its contractual obligations, by way of monthly dividends or other distributions on its Common Shares, after: (i) satisfaction of its debt service obligations, if any; (ii) satisfaction of its interest (including interest on the Livingston Notes) and other expense obligations; (iii) making any principal repayments in respect of the Livingston Notes considered advisable by the board of directors of Livingston, with the consent of the Fund and the holders of the Livingston Notes by Extraordinary Resolution (as defined in the Livingston Notes); (iv) capital expenditures as considered appropriate by the board of directors of Livingston from time to time; and (v) Livingston retaining such reasonable working capital, capital expenditure and other reserves as may be considered appropriate by the board of directors of Livingston. Cash payments to the Fund by Livingston on the Livingston Notes and/or the Common Shares may be limited by the terms of Livingston's contractual obligations, including its credit facilities. It is the intention of Livingston to pay even monthly distributions.

Except for certain information technology requirements estimated at approximately $6 million over the next two years for maintenance capital expenditures of approximately $2.5 million annually or for acquisitions, Livingston does not at this time anticipate that significant capital expenditures will be required in connection with the business. Capital expenditures and other expenditures may be financed with borrowings of Livingston or the Fund or additional issuances of Units by the Fund or securities of its subsidiaries, from the working capital of Livingston and/or from the reserves and/or cash flow of Livingston.

Livingston Notes

The following is a summary of the material attributes and characteristics of the Livingston Notes issued under the Livingston Note Indenture, and is qualified in its entirety by reference to the provisions of the Livingston Note Indenture, which contains a complete statement of such attributes and characteristics.

The Livingston Notes authorized are unlimited and mature on February 10, 2012, subject to prepayment from time to time as considered advisable by the board of directors of Livingston, with the consent of the Fund and the holders of the Livingston Notes by Extraordinary Resolution (as defined in the Livingston Notes), and subject to extension for an additional ten-year term with the consent of the holders of the Livingston Notes (currently solely the Fund) by Extraordinary Resolution (as defined in the Livingston Notes). The Livingston Notes bear interest at the rate of 12.675% per annum, calculated and payable monthly in arrears on or prior to the last business day of the following month. The interest and principal on the Livingston Notes are payable in lawful money of Canada at any branch in Canada of the bank to be specified in the Livingston Note Indenture.

The Livingston Notes are issuable only as fully registered in minimum denominations of $100 or integral multiples thereof.

Payment upon Maturity

On maturity, Livingston is required to repay the indebtedness represented by the Livingston Notes by paying to the Livingston Note Trustee, on behalf of the holders, in lawful money of Canada an amount equal to the principal amount of the outstanding Livingston Notes, together with accrued and unpaid interest thereon.

Redemption

From time to time, the board of directors of Livingston will review the status of the assets of Livingston and its subsidiaries as well as the economic condition relating to their businesses and the industry within which they operate. If this review, in the opinion of the board of directors of Livingston, indicates that it is unlikely that the indebtedness of Livingston evidenced by the Livingston Notes could be refinanced on the same terms and conditions upon maturity of such notes, then Livingston may, subject to the consent of the Fund and the holders of the Livingston Notes by Extraordinary Resolution (as defined in the Livingston Notes) and the subordination provisions applicable to the Livingston Notes, commence principal repayments on the Livingston Notes such that, in the opinion of the board of directors of Livingston, the Livingston Notes are expected to be fully repaid on or before maturity. In that event, the available cash of Livingston will be utilized to the extent required to fund such repayments in lieu of or in addition to dividends on the Common Shares. In addition, if Livingston has available cash, but is prohibited from declaring or paying a dividend or reducing its stated capital under applicable corporate laws, the board of directors of Livingston may make principal repayments on the Livingston Notes to the extent of such available cash. Except as aforesaid, the Livingston Notes are not redeemable at the option of Livingston or by the holders thereof prior to maturity.

Ranking

The Livingston Notes are unsecured debt obligations of Livingston and subordinate in right of payment to other indebtedness of Livingston (directly or by guarantee) for borrowed money, to Livingston's bonding arrangements from time to time, to personal property lease and other secured financings and to other obligations that Livingston may designate from time to time.

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Default

The Livingston Note Indenture provides that any of the following shall constitute an Event of Default (as defined in the Livingston Note Indenture): (i) default in payment of the principal of the Livingston Notes when the same become due; (ii) the failure to pay the interest obligations of the Livingston Notes when the same become due, for a period of 90 days; (iii) default on any indebtedness exceeding $1,000,000, which continues after the applicable grace period; (iv) a judgment or order for the payment of money in excess of $1,000,000 is rendered against Livingston and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay is not in effect; (v) certain events of winding up, liquidation, bankruptcy, insolvency or receivership; (vi) the seizing by a creditor of all or substantially all of the property of Livingston; (vii) default in the observance or performance of any other covenant or condition of the Livingston Note Indenture and the continuance of such default for a period of 60 days after notice in writing has been given by the Livingston Note Trustee to Livingston specifying such default and requiring Livingston to rectify the same; or (viii) Livingston and its subsidiaries ceasing to generally carry on business. In the event of a default, the Fund as the current holder of the Livingston Notes may waive such default without the consent of Unitholders if it considers it desirable to do so.

The Livingston Note Indenture also provides that the Livingston Note Trustee shall not take steps or actions with respect to an Event of Default without the prior consent of the Fund so long as the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Livingston Notes. Certain other provisions under the Livingston Note Indenture require the prior consent or authorization of the Fund as long as the Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Livingston Notes.

Item 15: Risk Factors

An investment in the Units of the Fund involves a number of risks, including the following:

Risks Related to the Business and the Industry

Dependence on Cross-Border Trade

Livingston's principal businesses are directly related to, and their future performance is dependent upon, the volume of cross-border trade between Canada and the United States. Such trade is influenced by many factors, including economic and political conditions in both countries, major work stoppages, wars, terrorist acts or security operations, exchange controls, disruption in border crossings, increases or decreases in foreign trade, border controls, currency fluctuations and Canadian, United States and foreign laws relating to tariffs, trade restrictions, foreign investment and taxation. There can be no assurance that trade-related events beyond the control of Livingston will not have a material adverse effect on Livingston's results of operations.

Vulnerability to Economic Conditions

Livingston's future operating results may be dependent on the economic environments in which Livingston operates. Demand for Livingston's services could be adversely affected by economic conditions in industries of Livingston's clients. Livingston's business has also experienced and is expected to experience seasonality, in part due to trade patterns. Livingston expects that product demand (and consequently results of operations) will continue to be sensitive to economic conditions and other factors beyond the control of Livingston.

Competition

Livingston operates in competitive markets, and some of Livingston's competitors have economic resources greater than those of Livingston and are well established as suppliers to the markets that Livingston serves. Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole, while retaining significantly greater operating and financial flexibility than Livingston. Although Livingston competes on a number of factors, including information systems capability, reliability, responsiveness, expertise, convenience, scope of operations and price, there can be no assurance that competition in one of these areas will not adversely affect Livingston's results of operations.

Risks of Acquisitions and the Failure to Integrate Acquired Businesses

As part of its long-term strategy, Livingston has acquired and intends to continue to acquire additional complementary businesses where such transactions are economically and strategically justified. However, there can be no assurance that Livingston will continue to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired businesses. If the expected synergies from such transactions do not materialize or Livingston fails to successfully integrate such new businesses into its existing businesses, Livingston's results of operations could be adversely affected.

Regulatory Change

Livingston's business is affected by changes in regulatory requirements, customs duties, goods and services and other taxes. Such changes could, depending on their nature, benefit or adversely affect Livingston.

Foreign Exchange

For 2004, approximately 23% of Livingston's revenue was earned in U.S. dollars. A 1% change in the value of the Canadian dollar resulting from a weaker U.S. dollar against the Canadian dollar would impact gross profit negatively by approximately $0.2 million. Exchange rate fluctuations are beyond Livingston's control, and there can be no assurance that such fluctuations will not have a material adverse effect on Livingston's reported results. Livingston has entered into hedging transactions to mitigate such exposure, but there can be no assurance that any such hedging strategies will be successful.

Effects of Hedging

The Fund has entered into short-term foreign exchange contracts to sell U.S. currency. The intention of the Fund's hedging strategy is to reduce the impact of the volatility of exchange gains and losses, and Livingston may be adversely affected by the use of forward-exchange contracts in its hedging strategy. Forward-exchange contracts are purchased only from reputable financial institutions. The Fund has a risk of loss in the event that the counter-party to the transaction is unable to fulfill its contractual obligation. All forward-exchange contracts are marked to market at the end of each reporting period, and gains and losses on forward exchange contracts are included in other expense.

Interest Earnings

Livingston earns interest on funds held for remittance to governments and pays interest on its indebtedness. Accordingly, changes in interest rates, as well as changes in government remittance obligations, remittance timetables or client funding patterns, may have an adverse effect on Livingston.

Reliance on Key Personnel

Livingston's operations are dependent on the abilities, experience and efforts of its senior management. While Livingston has entered into employment agreements with certain members of its senior management, should any of these persons be unable or unwilling to continue his/her employment with Livingston, the business prospects of Livingston could be adversely affected.

Contract Changes

Livingston's business is affected by changes in existing contracts, loss of contracts and the signing of new contracts. Such changes could, depending on their nature, benefit or adversely affect Livingston.

Potential Undisclosed Liabilities Associated with Acquisitions

To the extent that prior owners of businesses acquired by Livingston failed to comply with or otherwise violated applicable laws or contractual requirements, Livingston, as a successor owner, may be financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on Livingston's business, financial condition or future prospects.

Uninsured and Underinsured Losses

Management of Livingston believes the insurance coverage that is expected to be maintained is likely to be in the form of comprehensive property and casualty insurance with coverages and amounts sufficient to repair or replace any assets physically damaged or destroyed, resultant business interruption losses, extra expenses sustained or claims for bodily injury or property damage arising out of assets or operations. However, not all risk factors are covered by insurance, and no assurance can be given that all losses will be covered, that insurance will be consistently available or will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of Livingston.

Bonding Requirements

If Livingston were unable to maintain governmentally required bonding in place, its ability to conduct its customs brokerage business would likely be materially adversely affected. In addition, Livingston could be adversely affected if its costs to obtain bonds were to increase.

Credit and Collection

Livingston has over 13,000 clients, with no single client accounting for more than 5% of annual revenues. Livingston may, depending on the client and timing of the shipment, pay duties and taxes on the client's behalf from time to time, thus extending the client credit. Although Livingston engages in credit reviews and has not generally experienced material difficulty collecting its accounts receivable, should Livingston experience difficulty collecting such accounts, Livingston and the Fund could be materially adversely affected.

Risks Related to the Structure of the Fund

Dependence on Livingston

The Fund is a trust, which is dependent on the operations and assets of Livingston through the ownership of shares and Livingston Notes. Accordingly, the cash distributions per Unit to the Unitholders are dependent on the ability of Livingston to pay its interest obligations under the Livingston Notes and to declare and pay dividends or make other distributions on its shares, which will depend, among other things, on compliance with applicable laws and its credit facilities. The ability of the subsidiaries of Livingston to pay dividends or make other payments or advances to Livingston will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of those subsidiaries, including their credit facilities.

Refinancing

Livingston has both term and revolving credit facilities outstanding. If these facilities were to be no longer available, or could not be refinanced on reasonable terms on their maturity or earlier termination, or if their terms were to be substantially changed during syndication, Livingston and the Fund could be materially adversely affected.

Leverage; Restrictive Covenants

Livingston has significant third-party indebtedness under its credit facilities and its bonding arrangements. The degree to which Livingston is leveraged could have important consequences to the holders of the Units, including the following: (i) Livingston's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) a substantial portion of Livingston's cash flow from operations may need to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) the majority of Livingston's borrowings are currently at variable rates of interest, which exposes Livingston to the risk of increased interest rates; and (iv) Livingston may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. Certain of Livingston's competitors may currently operate on a less leveraged basis and therefore could have significantly greater operating and financing flexibility than Livingston. Livingston's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

Livingston's credit facilities contain numerous restrictive covenants that limit the discretion of Livingston's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Livingston to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or interest or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, Livingston's credit facilities contain a number of financial covenants that require Livingston to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in Livingston's credit facilities could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness and acceleration. If the indebtedness under Livingston's credit facilities were to be accelerated, there can be no assurance that the assets of Livingston would be sufficient to repay in full that indebtedness. There is also no assurance that Livingston's credit facilities will be able to be refinanced.

Cash Distributions are not Guaranteed and Will Fluctuate with Livingston's Performance

Although the Fund intends to distribute the interest and dividend income earned by the Fund less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units and less reserves, there can be no assurance regarding the amounts of income to be generated by Livingston and paid to the Fund. The actual amount distributed in respect of the Units will depend upon numerous factors, including profitability, debt covenants, inter-company guarantees by the Fund, fluctuations in working capital, the sustainability of margins and capital expenditures.

Nature of Units

Securities such as the Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in the business and should not be viewed by investors as shares or debt of Livingston. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions, or the right to bring a claim for non-payment of indebtedness. The Units represent a fractional interest in the Fund. The Fund's primary assets are Livingston Notes and common shares. The market price per Unit is a function of anticipated distributable income.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute shares and Livingston Notes or other securities directly to the Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for such securities. In addition, they are not freely tradable, are not currently listed or quoted on any stock exchange or market and may be subject to security interests or prior claims. See "Term of the Fund" for further information. Securities of Livingston or its affiliates so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit-sharing plans and registered education savings plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units, Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of any Unitholders.

Restrictions on Potential Growth

The payout by Livingston of substantially all of its operating cash flow will make any additional capital and operating expenditures and further acquisitions dependent on increased cash flow or additional financing in the future. Lack of such funds could limit the future growth of Livingston and its cash flow.

Undiversified and Illiquid Holding in Livingston

The Fund's holding of shares and Livingston Notes will be undiversified, and such securities will be illiquid, as they are not expected to be listed or quoted on any stock exchange or other market.

Investment Eligibility

There can be no assurance that Units will continue to be qualified investments for registered retirement savings plans, deferred profit-sharing plans, registered retirement income funds and registered education savings plans. The *Tax Act* imposes penalties for the acquisition or holding of non-qualified investments.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the *Tax Act*, the income tax considerations would be materially different.

Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against Livingston or its affiliates, it could materially adversely affect the amount of distributable cash (see footnote[1] on page 19) available. Livingston management believes that the interest expense inherent in the structure of the Fund is supportable and reasonable in light of the terms of the Livingston Notes and other inter-company or similar debt.

Livingston may be reassessed for taxes from time to time. Such reassessments together with associated interest and penalties could adversely affect Livingston and the Fund.

Further, interest on the Livingston Notes accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to reduce the Fund's taxable income to zero. Where interest payments on the Livingston Notes are due but not paid in whole or in part, the Declaration of Trust provides that any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Item 16: Additional Information

Additional information covering the Fund may also be found on the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

Information including the remuneration and indebtedness of Trustees, directors and officers, principal holders of the Fund's securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Fund's Management Information Circular sent to the Unitholders and filed with the securities commissions in the provinces and territories in Canada on March 24, 2005, in connection with the Fund's annual and special meeting of Unitholders to be held on April 21, 2005. It is also available on SEDAR. Additional financial information is provided in the Fund's consolidated financial statements for the year ended December 31, 2004 and in the Management's Discussion and Analysis contained in the 2004 Annual Report. A copy of such documents and this Annual Information Form may be obtained upon request made to the attention of the Secretary of the Fund at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7.

Appendix A

Livingston International Inc.
Charter of the Audit Committee of the Board of Directors

Role and Purpose

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of Livingston International Inc. (the "Company"). The primary function of the Audit Committee is to assist the Board of Directors, as well as the Trustees of the Livingston International Income Fund (the "Fund") in fulfilling their roles as Trustees of the Fund by:

(a) recommending to the Board the appointment and compensation of the Fund's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Fund or its subsidiaries by the Fund's external auditor;

(d) satisfying itself that adequate procedures are in place for the review of the Fund's public disclosure of financial information, other than those described in (h) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e) establishing procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(f) reviewing and approving any proposed hiring of any current or former partner or employee of the current and former external auditor of the Fund or its subsidiaries; and

(g) approving the annual financial statements for recommendation to the Board for final approval;

(h) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and other financial information provided by the Fund to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Fund's or the Company's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

Composition of the Committee and Meetings

The Audit Committee should be comprised of such directors as are determined by the Board, each of whom shall be independent within the meaning of Multilateral Instrument 52-110 (as in effect from time to time, "MI 52-110") of the Canadian Securities Administrators (or exempted therefrom), and free of any relationship that, in the opinion of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Audit Committee. A majority of members must be resident Canadians. All members of the Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Audit Committee may be removed by the other members of the Board at any time. The Chair may be removed by the other members of the Board or the Committee in consultation with the Board at any time.

The Committee should meet at least four times annually, or more frequently as circumstances require. The Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Committee may ask members of Company management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Fund with senior employees, officers and the external auditor of the Fund, and others as they consider appropriate.

In order to foster open communication, the Committee or its Chair should meet at least annually with Company management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with Company management quarterly in connection with the Fund's interim financial statements.

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board, the external auditor, the President and Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company shall be entitled to request that any member of the Committee call a meeting.

Role

In addition to the matters described under Role and Purpose above, the Audit Committee should:

Preliminary

(1) Determine any desired agenda items.

(2) Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(3) Review the public disclosure regarding the Audit Committee required by MI 52-110.

(4) Summarize in the Fund's annual information form (and provide a cross-reference to such summary in the Fund's management information circular) the Committee's composition and activities, as required by MI 52-110.

(5) Submit the minutes of all meetings of the Audit Committee to the Board or to the Trustees upon request.

Documents/Reports Review

(6) Review the Company's annual budgets, and the Fund's annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A.

(7) Review other financial information provided to any governmental body or the public as it sees fit.

(8) Review and approve the Fund's press releases which include financial information.

External Auditor

(9) Recommend to the Trustees the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor. Instruct the external auditor that its ultimate client is not Company management.

(10) Monitor the relationship between Company management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between Company management and the external auditor.

(11) Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Fund and the Company to determine their independence.

(12) Review and approve requests for any material management consulting or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of Company management that is beyond the scope of the audit engagement letter and related fees.

(13) Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(14) Periodically consult with the external auditor out of the presence of Company management about significant risks or exposures, internal controls and other steps that Company management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(15) Arrange for the external auditor to report directly to the Audit Committee.

(16) Communicate directly with the external auditor and arrange for the external auditor to be available to the full Board or Trustees as needed.

Financial Reporting Processes

(17) Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as it sees fit.

(18) Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Fund's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(19) Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(20) Consider proposed major changes to the Fund's accounting principles and practices.

Reporting Process

(21) If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(22) Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(23) Periodically consider the need for an internal audit function, if not present.

(24) Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of Company management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(25) Review any significant disagreements between Company management and the external auditor in connection with the preparation of the financial statements.

(26) Where there are significant unsettled issues that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(27) Review with the external auditor and Company management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(28) Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

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Risk Management

(29) Review Company management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(30) Perform any other activities as the Committee deems necessary or appropriate, including without limitation, conducting or authorizing investigations into any matters within the Committee's scope of activities. The Committee is authorized to engage independent counsel and other advisors as it determines necessary to carry out its duties, including assisting it in the conduct of any such investigation, and to set and authorize the compensation for any such advisors.

(31) Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to prepare financial statements, to plan or conduct internal or external audits or to determine that the Fund's or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Fund's or the Company's or its subsidiaries' compliance with applicable laws or regulations.

(32) The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Fund's or the Company's security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Fund or the Company or other liability whatsoever.

Exhibit 2

P137

To the Unitholders of Livingston International Income Fund

We have audited the consolidated balance sheets of Livingston International Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Mississauga, Canada
February 7, 2005

Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in thousands of dollars)	2004	2003
Assets		
Current assets		
Cash and cash equivalents	9,802	5,680
Accounts receivable	156,017	145,422
Prepaid expenses	1,427	1,733
Income taxes recoverable	–	1,586
Future income taxes *(note 8)*	567	609
	167,813	155,030
Property, plant and equipment *(note 3)*	9,452	11,343
Goodwill	73,057	73,057
Intangible assets *(note 4)*	52,077	65,602
Future income taxes *(note 8)*	4,179	4,399
Deferred finance costs - *net of accumulated amortization of $7 (2003 - $951)*	839	587
	307,417	310,018
Liabilities		
Current liabilities		
Operating facility for government remittances *(note 6)*	33,322	27,380
Government remittances payable	76,949	74,184
Unitholder distributions payable	1,767	1,601
Accounts payable and accrued liabilities	20,134	15,169
Income taxes payable	125	–
Client deposits and advances	7,840	8,339
	140,137	126,673
Term bank loan *(note 7)*	27,300	27,300
Other liabilities	2,121	3,488
Future income taxes *(note 8)*	17,415	21,949
Employee future benefits *(note 14)*	7,661	8,829
	194,634	188,239
Unitholders' Equity *(note 9)*		
Units	139,972	139,972
Accumulated earnings	27,467	16,466
Distributions to unitholders	(54,656)	(34,659)
Deficit	(27,189)	(18,193)
	112,783	121,779
	307,417	310,018

Approved by the Board of Trustees

Peter Restler
Trustee

Peter Luit
Trustee

Consolidated Statements of Income and Deficit
For the years ended December 31, 2004 and 2003

(in thousands of dollars, except per unit amounts)	2004	2003
Net revenues	146,306	138,072
Interest income	1,448	2,073
	147,754	140,145
Cost of services	83,916	82,344
Selling, general and administrative expenses	34,871	31,388
Depreciation	5,313	5,727
Amortization	12,614	12,487
Impairment of intangible asset *(note 4)*	683	–
Income before the under-noted	10,357	8,199
Other expense *(note 13)*	279	2,361
Interest expense		
Long-term debt	1,781	2,080
Other	581	618
	2,362	2,698
Income before income taxes	7,716	3,140
Provision for (recovery of) income taxes *(note 8)*		
Current	987	(146)
Future	(4,272)	(2,869)
	(3,285)	(3,015)
Net income for the year	11,001	6,155
Deficit – Beginning of year	(18,193)	(5,289)
Distributions	(19,997)	(19,059)
Deficit – End of year	(27,189)	(18,193)
Net income per Unit – 15,102,600 Units	0.73	0.41

P140

Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003

(in thousands of dollars)	2004	2003
Cash provided by (used in)		
Operating activities		
Net income for the year	11,001	6,155
Adjustment for non-cash items		
Depreciation and amortization	17,927	18,214
Future income taxes	(4,272)	(2,869)
Other liabilities	(146)	(381)
Non-cash interest expense	594	521
Employee future benefits	(1,168)	591
Impairment of intangible asset	683	–
Foreign-exchange loss	607	1,418
	25,226	23,649
Net change in assets and liabilities *(note 12)*	(1,820)	10,780
	23,406	34,429
Investing activities		
Acquisition of businesses *(note 5)*	(904)	(2,304)
Property, plant and equipment	(3,422)	(4,691)
Increase in deferred financing costs	(846)	(50)
	(5,172)	(7,045)
Financing activities		
Distributions to unitholders	(19,831)	(18,983)
Increase in term bank loan	–	3,300
Increase (decrease) in operating facility	5,885	(235,342)
	(13,946)	(251,025)
Foreign-exchange loss on cash held in foreign currency	(166)	(1,304)
Increase (decrease) in cash and cash equivalents	4,122	(224,945)
Cash and cash equivalents – Beginning of year	5,680	230,625
Cash and cash equivalents – End of year	9,802	5,680
Cash disbursements made for		
Income taxes	1,656	1,979
Interest	1,768	2,176

P141

1. The Fund

Livingston International Income Fund (the "Fund") is a trust established under the Laws of the province of Ontario pursuant to a Declaration of Trust dated January 4, 2002. The Fund was created to invest in common shares and $138 million of 12.675% unsecured subordinated notes of Livingston International Inc. (the "company" or "Livingston").

2. Summary of Significant Accounting Policies

The Fund prepares its financial statements in accordance with Canadian generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiary companies. All inter-company transactions have been eliminated.

Foreign Currency

Foreign currency assets, liabilities, income and expenses are translated into Canadian dollars using the rate of exchange in effect at the dates of the transactions except for monetary assets and liabilities, which are translated using the rates of exchange in effect at the year-end. Exchange gains and losses arising on these items are included in earnings. Unrealized gains and losses arising from translation of foreign operations are included in other expense.

Revenue Recognition

The Fund records revenue when the services are rendered. Revenue for international freight forwarding and cross-border transportation services is reported net of carrier charges.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned on these balances is included in interest income and is recorded on an accrual basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed at annual rates based on the estimated useful lives of the related assets as follows.

Buildings	5% declining balance
Automotive equipment	30% declining balance
Computer and other equipment	
Office furniture and equipment	20% declining balance
Mainframe computer hardware	straight-line over 4 years
Personal computers	straight-line over 2 years
Application software	straight-line over the lesser of 4 years or useful life
Software licences	straight-line over the lesser of term of licence or useful life of hardware
Leasehold improvements	straight-line over term of lease

Goodwill

Under Canadian generally accepted accounting principles, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired. The Fund's goodwill is not deductible for income tax purposes. Impairment is recognized when the estimated fair value of the goodwill is lower than the carrying value.

Intangible Assets

Intangible assets acquired comprise client relationships, contracts, client lists and technology having definite lives and brand names having an indefinite life. Intangible assets having definite lives are amortized on a straight-line basis over their estimated useful lives of five to ten years.

Deferred Finance Costs

Deferred finance costs are amortized and charged to interest expense over the term of the related debt.

Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on taxable income not allocated to unitholders. As substantially all taxable income is allocated to unitholders, no provision for income taxes has been made for earnings of the Fund. Income taxes in the Fund's subsidiaries are accounted for using the liability method. Future income taxes arise due to temporary differences in the financial reporting and tax bases of assets and liabilities. Changes in these temporary differences are reflected in the provision for future income taxes using substantively enacted income tax rates.

Employee Benefit Plans

The Fund accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Fund has adopted the following policies.

- The cost of pension and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs.
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
- The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

The estimated average remaining service period of active employees covered by the pension plan and other retirement benefit plans is approximately 10 to 12 years.

Financial Instruments

The Fund's financial instruments consist of cash and cash equivalents, accounts receivable, government remittance operating facilities, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt.

The carrying values of cash and cash equivalents, government remittance operating facilities, accounts receivable, government remittances payable, accounts payable and accrued liabilities and unitholder distributions payable approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the Fund's long-term debt approximates its carrying value as it bears interest at a floating rate.

The Fund is exposed to credit risk with respect to its cash equivalents. Credit risk is minimized substantially by ensuring that these financial assets are placed with well-capitalized financial institutions and other creditworthy counter-parties. An on-going review is performed to evaluate changes in the status of counter-parties.

The Fund is exposed to credit risk with respect to its accounts receivable; however, this is minimized by the Fund's large client base, which covers a diverse range of business sectors in Canada and the United States. The Fund follows a program of credit evaluations of clients and limits the amount of credit extended when deemed necessary. The Fund maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

The Fund is also exposed to foreign-exchange risk as a portion of its net revenues is earned in United States (U.S.) currency, and it has assets and liabilities that will be settled in U.S. currency. Foreign-exchange risk arises due to fluctuations in foreign currency rates, which could affect the Fund's financial results. The Fund, to reduce volatility to these foreign-exchange movements, has entered into a number of short-term forward-exchange contracts to sell U.S. currency. As at December 31, 2004, the value of these contracts totalled $3 million and their maturity dates were within three months. An unrealized foreign-exchange gain of $2 thousand was recorded in the year ended December 31, 2004 (2003 - $95 thousand).

Derivative Financial Instruments

The Fund has entered into short-term foreign-exchange contracts to sell U.S. currency. Forward-exchange contracts are purchased from reputable financial institutions. The Fund has a risk of loss in the event that the counter-party to the transaction is unable to fulfill its contractual obligation. All forward-exchange contracts are marked to market at each reporting period. Gains and losses on forward-exchange contracts are included in other expense.

Use of Estimates

The preparation of financial information in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the balance sheet. Actual results may differ from these estimates.

Change in Accounting Policy

Impairment of Long-Lived Assets

Effective January 1, 2004, the Fund adopted handbook Section 3063 of the Canadian Institute of Chartered Accountants, Impairment of Long-Lived Assets. The adoption of this standard has had no impact on the 2004 results of operations. An impairment charge is recognized for long-lived assets, including intangible assets with definite lives, when an event or change in circumstances causes an asset's carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. The impairment loss is calculated as the difference between the fair value of the assets and their carrying value.

3. Property, Plant and Equipment

(in thousands of dollars)

2004	Cost	Accumulated amortization	Net
Land	94	–	94
Buildings	650	81	569
Automotive equipment	273	145	128
Computer and other equipment	22,521	14,467	8,054
Leasehold improvements	2,252	1,645	607
	25,790	16,338	9,452

2003	Cost	Accumulated amortization	Net
Land	94	–	94
Buildings	651	51	600
Automotive equipment	278	111	167
Computer and other equipment	19,278	9,687	9,591
Leasehold improvements	2,092	1,201	891
	22,393	11,050	11,343

4. Intangible Assets

Intangible assets consist of the following.

(in thousands of dollars)	2004	2003
Technology	13,000	13,000
Contracts, client relationships and client lists	65,508	66,774
	78,508	79,774
Less: Accumulated amortization	34,831	22,572
	43,677	57,202
Brand names with an indefinite life	8,400	8,400
	52,077	65,602

As a result of the non-renewal of a Canada Post Corporation contract in the other services segment, an impairment provision in the amount of $683 thousand was recorded in the year ended December 31, 2004.

5. Acquisition of Businesses

There have been no new acquisitions in 2004. The acquisition in 2003 was accounted for by the purchase method with the results of operations included in earnings from the date of acquisition.

On April 1, 2003, the Fund acquired 100% of the common shares of Osowski and Company International, Ltd. Under the terms of the purchase agreement, up to an additional $1.376 million (US$937 thousand) is estimated to be paid out over three and one-half years from the date of acquisition, dependent upon the future earnings generated from the clients of the acquired business. The current portion of this additional purchase consideration of $376 thousand (US$312 thousand) (2003 - $459 thousand (US$313 thousand) has been included in accrued liabilities, and the long-term portion of $435 thousand (US$362 thousand) (2003 - $917 thousand (US$624 thousand) has been included in other liabilities. Of the accrued consideration of $1.376 million, $316 thousand (US$263 thousand) was paid in 2004 in respect of the Osowski and Company International, Ltd. acquisition.

P145

The purchase price allocation is as follows.

(in thousands of dollars)	2003
Accounts receivable and other assets	2,696
Property, plant and equipment	41
Client lists	4,025
Accounts payable and other liabilities	(2,200)
Future income taxes	(1,610)
	2,952

Consideration:

	2003
Cash	1,576
Accrued consideration	1,376
	2,952

In the financial statements, there are certain purchase considerations related to the 2002 acquisition of Consultrans Logistics Inc. and Oakville Warehouse & Distribution Inc. ("Consultrans"). The current portion of this additional purchase consideration of $750 thousand (2003 - $750 thousand) has been included in accrued liabilities, and the long-term portion of $954 thousand (2003 - $1.772 million) has been included in other liabilities. Of this accrued consideration, $588 thousand was paid in 2004 in respect of the Consultrans acquisition (2003 - $728 thousand). As a result of lower than expected earnings, management revised their estimate of the additional consideration and recorded an adjustment of $230 thousand to reduce the additional consideration and related intangible assets.

6. Operating Facility for Government Remittances

At the end of 2004, Livingston renegotiated its credit facility for five years. The $100 million syndicated credit facility provides for a $70 million revolving term and overdraft credit facility, and a $30 million term facility of which $27.3 million is drawn. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston's clients. This is reduced throughout the month as payments are received from clients.

Of the $70 million revolving term and overdraft credit facility, $35 million is available as at December 31, 2004. Borrowings under the bank facility bear interest at prime plus varying premiums between 0% and 1% dependent on certain financial performance ratios. This facility and the term bank loan are secured by a general security agreement, a general assignment of book debts and a fixed and floating debenture over all assets of the Fund's subsidiaries.

7. Term Bank Loan

Of the term facility of $30 million, $27.3 million (2003 - $27.3 million) is currently outstanding and bears interest at prime plus varying interest rates between 0% and 1%, dependent upon certain financial performance ratios, and is due December 15, 2009. During the year ended December 31, 2004, the effective term loan interest rate was 4.24% (2003 - 4.94%). As at December 31, 2004, the term bank loan rate was at 4.25% (2003 - 4.75%). Under the terms of the loan agreement, Livingston must maintain certain financial covenants and financial ratios.

o

8. Income Taxes

The recovery for income taxes differs from the provision computed at statutory rates as follows.

(in thousands of dollars)	2004	2003
Expected tax at a combined statutory rate of 35.4% (2003 - 36.4%)	2,727	1,143
Trust income not taxable	(6,535)	(6,758)
Non-deductible items	316	316
Effect of foreign tax rates	33	(9)
Effect of change on enacted rates on future taxes	(14)	1,731
Non-deductible foreign-exchange losses	231	423
Other items	(43)	139
	(3,285)	(3,015)

The tax effects of significant components of temporary differences giving rise to the Fund's future income taxes are as follows.

(in thousands of dollars)	2004	2003
Other liabilities	524	612
Employee future benefits	2,707	3,124
Provisions and other temporary differences	1,515	1,272
Total future tax assets	4,746	5,008
Property, plant and equipment	50	215
Intangible assets	17,365	21,734
Total future tax liabilities	17,415	21,949
Net future tax liabilities	12,669	16,941
Classified as follows:		
Current future tax asset	567	609
Long-term future tax asset	4,179	4,399
Long-term future tax liabilities	17,415	21,949

9. Unitholders' Equity

Units

An unlimited number of units may be issued pursuant to the Declaration of Trust. An aggregate of 15,102,600 units have been issued. Each unit is voting, transferable and represents an equal undivided beneficial interest in the Fund and in any distributions of the Fund.

(in thousands of dollars)	2004	2003
Issued		
15,102,600 units	151,026	151,026
Unit issue costs	(11,054)	(11,054)
	139,972	139,972

P147

Long-Term Incentive Plan

The trustees of the Fund and directors, officers and key senior management of Livingston and its affiliates are eligible to participate in the Long-Term Incentive Plan (the "LTIP").

As at December 31, 2004, as the Fund's unit based compensation plan has not yet been formalized, the compensation and corporate governance committee approved rewarding LTIP participants for the Fund's performance, and cash payments in place of units were awarded to LTIP participants. The LTIP amount accrued and expensed for the year ended December 31, 2004 was $412 thousand (2003 - $230 thousand).

10. Segmented Information

The Fund's reportable segments comprise Canadian customs brokerage, United States ("U.S.") customs brokerage and international trade consulting. These segments follow the same accounting policies, as described in the summary of significant accounting policies, and all intersegment revenues are recorded at exchange amounts. Management evaluates the performance of each segment based on operating segment contribution, which includes salaries expense and selling, general and administrative expenses directly attributable to the segment. The segment labelled "other services" includes other business lines of the Fund such as business outsourcing services, transportation management, special services for the trade shows and special events business and imported vehicle registration. Interest expense, other expense, income taxes, depreciation and amortization are not taken into account in the evaluation of the performance of the business segments.

Assets do not form part of management's evaluation of the performance of individual segments and are, therefore, not reported on a segmented basis.

The Fund has no clients for which revenues exceed 10% of total net revenues.

Business Segments

(in thousands of dollars) Year ended December 31, 2004

	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	73,164	31,672	8,931	32,539	–	146,306
Interest income	1,448	–	–	–	–	1,448
Intersegment revenues	–	–	377	910	(1,287)	–
Total revenues	74,612	31,672	9,308	33,449	(1,287)	147,754
Cost of services	(37,258)	(17,115)	(7,894)	(21,649)	–	(83,916)
Intersegment cost of services	–	–	(377)	(910)	1,287	–
Total cost of services	(37,258)	(17,115)	(8,271)	(22,559)	1,287	(83,916)
Operating segment contribution	37,354	14,557	1,037	10,890	–	63,838
Selling, general and administrative expenses						34,871
Depreciation and amortization						17,927
Impairment of intangible asset						683
Interest expense						2,362
Other expense						279
Income tax recovery						(3,285)
Net income						11,001

(in thousands of dollars)						Year ended December 31, 2003
	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	70,273	30,490	9,332	27,977	–	138,072
Interest income	2,073	–	–	–	–	2,073
Intersegment revenues	–	–	508	247	(755)	–
Total revenues	72,346	30,490	9,840	28,224	(755)	140,145
Cost of services	(36,319)	(17,230)	(8,134)	(20,661)	–	(82,344)
Intersegment cost of services	–	–	(508)	(247)	755	–
Total cost of services	(36,319)	(17,230)	(8,642)	(20,908)	755	(82,344)
Operating segment contribution	36,027	13,260	1,198	7,316	–	57,801
Selling, general and administrative expenses						31,388
Depreciation and amortization						18,214
Interest expense						2,698
Other expense						2,361
Income tax recovery						(3,015)
Net income						6,155

Geographic Information

The Fund operates in two geographic segments, Canada and the United States. Net revenues are attributed to the geographic segment based on the location where the service is performed.

(in thousands of dollars)	2004	2003
External net revenues		
Canada	113,771	106,686
United States	33,983	33,459
	147,754	140,145
Property, plant and equipment, intangible assets and goodwill		
Canada	119,013	132,799
United States	15,573	17,203
	134,586	150,002
Capital expenditures		
Canada	3,273	3,991
United States	149	700
	3,422	4,691

11. Commitments and Contingencies

Leases and Other Commitments

Branch office locations are occupied under leases generally not exceeding five years, and certain equipment is leased for periods not exceeding five years.

The future minimum payments for operating leases are as follows.

(in thousands of dollars)	
2005	9,172
2006	7,490
2007	7,023
2008	3,687
2009	1,657
Thereafter	4,382

Livingston has filed $20 million in bonds with Canada Border Services Agency (formerly Canada Customs and Revenue Agency) and the U.S.' Customs & Border Protection agency to allow it to operate as a customs broker and to facilitate the release of clients' goods from customs prior to the payment of duties and taxes.

Contingencies

The Fund's subsidiaries are involved in litigation and other claims arising in the normal course of business. Management believes that any liability that may arise from such contingencies would not have a significant adverse effect on the financial position of the Fund.

Livingston is subject to audit by tax authorities in both Canada and the United States. Following one such audit by the province of British Columbia in the first quarter, Livingston received a reassessment for taxes relating to the taxation years 1996 to 2002 in the amount of approximately $400 thousand plus interest of $200 thousand. To avoid incurring additional interest costs, the amount was paid in April 2004; however, as Livingston does not believe that this reassessment is correct, a notice of appeal was filed in June 2004. Accordingly, $600 thousand is included in accounts receivable. Management does not believe that this reassessment will have a material impact on the financial position of the Fund.

12. Net Change in Assets and Liabilities

(in thousands of dollars)	2004	2003
Accounts receivable	(12,131)	48,202
Prepaid expenses	301	(195)
Government remittances and accounts payable	8,407	(39,061)
Client deposits and advances	(108)	(283)
Income taxes recoverable	1,711	2,117
	(1,820)	10,780

13. Other Expense

Included in other expense are unrealized losses arising on the translation of foreign operations and the exchange losses from the translation of U.S. dollar denominated monetary assets and liabilities for the year ended December 31, 2004 of $607 thousand (2003 - $1.418 million) and realized exchange gains of $328 thousand (2003 realized exchange losses - $943 thousand).

P150

14. Employee Future Benefits

Livingston has defined benefit plans that provide pension and post-retirement benefits. The Livingston Pension Plan is a registered defined benefit pension plan. In July 2000, approximately 80% of the active Canadian employees decided to convert from the defined benefit portion of the plan to the defined contribution portion of the plan. There are currently 445 members remaining in the defined benefit portion of the plan comprised of 150 active employees, 80 deferred members, 16 suspended members and 199 pensioners and beneficiaries. Benefit payments are based on a specified percentage of a member's earnings during each year of membership in the plan. The most recent actuarial valuation on the defined benefit Livingston Pension Plan was completed as of June 30, 2004.

The defined benefit plan benefits are determined based on a number of actuarial assumptions, such as expected rate of return on assets, projected salary increases, discount rates and mortality rates.

The assets for the defined benefit portion of the plan are invested in units of a pooled balanced fund with the following weighted average asset allocations as at December 31, 2004 and 2003.

	2004 %	2003 %
Bonds	34.4	35.8
Canadian equities	39.8	37.6
U.S. equities	14.7	12.9
International equities	10.8	12.8
Cash and other short-term securities	0.3	0.9
	100.0	100.0

As well as being members of the defined benefit pension plan, five senior executives participate in individual Deferred Compensation Agreements ("DCAs") to provide benefits in excess of the Canada Revenue Agency maximum.

Livingston also provides a post-retirement benefits plan comprising basic life insurance, health benefits and dental benefits to members of the Livingston Pension Plan who retire after age 55 with 10 years of service or prior to age 55 with 25 years of service.

The assumed rate of increase for health care and other costs is 12% annually until 2007 and 6% thereafter and changes in these assumptions have a material impact on the post-retirement costs. A 1% change in the assumed health and dental care trend rates would have the following effects on the post-retirement benefits.

(in thousands of dollars)	1% increase	1% decrease
Total of service cost and interest cost	79	(62)
Accrued benefit obligation	960	(773)

Information about Livingston's benefit plans and significant actuarial assumptions adopted in measuring the company's benefit obligations is as follows.

(in thousands of dollars)		2004			2003	
	Defined benefit pension plan	Other benefit plans	Total	Defined benefit pension plan	Other benefit plans	Total
Plan assets						
Fair value –						
Beginning of year	17,993	–	17,993	17,077	–	17,077
Actual return on plan assets	1,360	–	1,360	1,780	–	1,780
Employee contributions	113	–	113	120	–	120
Employer contributions	2,005	206	2,211	928	200	1,128
Benefits paid	(1,847)	(206)	(2,053)	(1,415)	(200)	(1,615)
Transfer to defined contribution pension plan	–	–	–	(497)	–	(497)
Fair value – End of year	19,624	–	19,624	17,993	–	17,993
Plan obligation						
Accrued benefit obligation –						
Beginning of year	22,857	6,919	29,776	22,536	6,269	28,805
Current service cost	364	119	483	341	140	481
Employee contributions	113	–	113	120	–	120
Interest cost	1,411	433	1,844	1,446	409	1,855
Benefits paid	(1,847)	(206)	(2,053)	(1,415)	(200)	(1,615)
Actuarial losses (gains)	2,041	824	2,865	(171)	301	130
Accrued plan obligation – End of year	24,939	8,089	33,028	22,857	6,919	29,776
Plan surplus (deficit)						
End of the year plan fair value, less accrued pension obligation	(5,315)	(8,089)	(13,404)	(4,864)	(6,919)	(11,783)
Unamortized net actuarial loss (gain)	5,197	546	5,743	3,228	(274)	2,954
Accrued liability	(118)	(7,543)	(7,661)	(1,636)	(7,193)	(8,829)

	2004		2003	
	Defined benefit pension plan %	Other benefit plans %	Defined benefit pension plan %	Other benefit plans %
Weighted average assumptions as of December 31, 2004 and 2003				
Discount rate	6.00	6.00	6.25	6.25
Expected return on plan assets	7.50	–	7.50	–
Rate of compensation increase	3.50	3.50	3.50	3.50

The components of pension expense are as follows.

(in thousands of dollars)	2004		2003	
	Defined benefit pension plan	Other benefit plans	Defined benefit pension plan	Other benefit plans
Current service cost	364	119	341	120
Interest on obligation	1,411	433	1,446	409
Actual return on plan assets	(1,360)	–	(1,780)	–
Actuarial losses (gains)	2,041	824	(171)	301
Employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	2,456	1,376	(164)	830
Difference between expected return and actual return on plan assets	(6)	–	533	–
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	(1,963)	(827)	324	(308)
Amortization of transitional obligation	–	7	–	7
	487	556	693	529

Past service costs resulting from the establishment of the DCA effective July 10, 2000 are amortized on a straight-line basis over the expected remaining years of service of active members at July 10, 2000. The remaining period as at December 31, 2004 is 11 years.

Actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of assets are amortized over the expected average remaining service of active members expected to receive benefits under the plan. The amortization period as at December 31, 2004 is 12 years for the Livingston Pension Plan and 10 years for the DCA.

The Fund's subsidiary maintains various defined contribution plans. The employer contributions paid for the year ended December 31, 2004 were $1.193 million (2003 - $1.109 million).

Exhibit 3

P154

Livingston International Income Fund (the "Fund") commenced operations on February 11, 2002, when it completed an initial public offering ("IPO") and purchased the common shares of Livingston International Inc. ("Livingston" or "Livingston International") from CAI Capital and other investors. Livingston International is a wholly owned indirect subsidiary of the Fund.

Livingston International is Canada's leading customs broker and trade services company facilitating two-way trade between the United States and Canada. Livingston International operates four business lines: Canadian customs brokerage services; U.S. customs brokerage services; international trade consulting; and other services.

This Management's Discussion and Analysis and the accompanying audited consolidated financial statements of the Fund and notes thereto reflect the results of Livingston International and its subsidiaries in Canada and the United States, which conduct the Fund's day-to-day business operations, for the years ended December 31, 2003 and December 31, 2004. Revenues, cost of services, contribution margins, selling, general and administrative expenses and earnings before interest, taxes, other (income) expense, depreciation and amortization (EBITDA[2]) have also been provided for the full 2002 calendar year, as the Fund believes that this is the only information that is comparable as a result of the change in capital structure of the business following the acquisition of Livingston International Inc. by the Fund.

All financial information is presented in Canadian dollars, unless specified otherwise. The 2002 calendar year information presented herein includes the financial information of the underlying business operations prior to the acquisition of Livingston by the Fund.

Additional information relating to the Livingston International Income Fund, including the Management Information Circular and the Annual Information Form for 2004, is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements," which reflect management's current beliefs and expectations regarding the Fund and Livingston International's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements, which may be identified by words such as "anticipate", "should", "would", "could", "believe", "continue", "expect", "intend", "may", "will", "project" and "estimate", are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities and contract changes, among others. These factors should not be considered exhaustive.

1 Cash available for distribution, or distributable cash, is not intended to be representative of cash flow or results of operations determined in accordance with Canadian generally accepted accounting principles (GAAP) and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of EBITDA[2] to cash available for distribution, see Table 5 on page 19. The calculation of cash available for distribution specifically excludes other (income) expense, which includes realized foreign currency losses or gains, and is, therefore, different from actual cash flow. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the year, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see Table 6 on page 20. If the calculation of cash available for distribution had included realized foreign-exchange losses or gains, the Fund's cash available for distribution would have been increased by approximately $0.3 million or $0.022 per Unit for the year ended December 31, 2004.

2 While EBITDA (earnings before interest, taxes, other (income) expense, depreciation and amortization) is not a recognized measure under Canadian GAAP, management believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of the Fund's performance or cash flows. The Fund's method of calculating EBITDA may differ from that of other companies or income trusts and may not be comparable to measures used by other companies or income trusts. For a reconciliation of net income to EBITDA, see Table 5 on page 19.

Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston International cannot assure investors that actual results will be consistent with these forward-looking statements. When relying on forward-looking statements to make decisions, investors should ensure the preceding information is carefully considered.

Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston International assumes any obligation to update or revise such statements or any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston International may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.

Non-GAAP Measures

Livingston provides some non-GAAP (generally accepted accounting principles) measures as supplementary information that management believes would be useful to investors. These non-GAAP measures include EBITDA[2] and cash available for distribution[1]. Investors are cautioned that the Fund may calculate these measures differently than other companies or income trusts do and, therefore, they may not be comparable. These amounts do not have a standardized meaning under GAAP and should not be construed as an alternative to GAAP measures. Livingston has reconciled these non-GAAP measures to the consolidated financial statements and has included them in this Management's Discussion and Analysis, including EBITDA[2] to cash available for distribution[1] (see Table 5 on page 19), and operating cash flow to cash available for distribution[1] (see Table 6 on page 20). See the footnotes for further information.

Livingston International Income Fund

On February 11, 2002, the Livingston International Income Fund completed an initial public offering of 15,102,600 Units (the "Units") at a price of $10.00 per Unit for aggregate proceeds of $151,026,000. The proceeds were used to purchase the common shares of Livingston International Inc. (the "Common Shares") from CAI Capital and other investors. As a result of the transaction, the Fund now holds $138 million of 12.675% unsecured, subordinated notes (the "Livingston Notes") due February 10, 2012 (subject to extension), payable by Livingston. No additional Units had been issued since that date until December 31, 2004.

On March 2, 2005, 210,600 Units were issued as partial consideration to acquire Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. (collectively "Great Lakes"). As a result, as of March 2, 2005, a total of 15,313,200 Units are issued and outstanding.

General Information and Results of Operations

On a non-consolidated basis, the Fund generates its income primarily from the interest received on the Livingston Notes, dividends and specific fees received relating to its investment in Livingston. When the expenses it incurs related to the administration of the Fund are taken into account, the Fund generates net income that is distributed to unitholders. For the year ended December 31, 2004, the Fund generated, on a consolidated basis, cash available for distribution[1] of $24.4 million or $1.615 per Unit, an increase of 9.0% compared with $22.4 million or $1.482 per Unit for the year ended December 31, 2003.

Distributions

The Fund declared distributions of $20.0 million in total or $1.324 per Unit for the year ended December 31, 2004 compared with $19.1 million or $1.262 per Unit for the year ended December 31, 2003. The Fund generated an excess of $4.4 million or $0.291 per Unit of cash available for distribution[1] over actual distributions in 2004, up from $3.3 million or $0.220 per Unit in fiscal 2003. The payout ratio, or actual

Monthly Distributions Since Inception


0.119
0.114
0.109
0.104
0.099
0.094
0.095
0.096
0.096
0.096
0.096
0.101
0.101
0.101
0.101
0.101
0.101
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.106
0.111
0.111
0.111
0.111
0.111
0.111
0.117
0.117
Feb/Mar*
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
2002
2003
2004

*Actual distribution was $0.15 per Unit for the 49-day period.

distributions expressed as a per cent of cash available for distribution[1], was 82.0% for the year ended December 31, 2004, down from 85.2% in fiscal 2003.

Whenever there is an excess of cash available for distribution[1] over actual distributions, such excess is retained primarily in the operating company, Livingston International, to allow for seasonal fluctuations in cash from operations, unforeseen additional expenses and unforeseen maintenance capital expenditures, and to fund growth opportunities and future potential increases in monthly distributions, when the Fund is confident such increases should be sustainable.

The bar chart above illustrates the stability of the monthly distributions since the Fund's inception, including four 5% increases in September 2002, March 2003, May 2004 and November 2004.

Taxation

The Fund qualifies as a mutual fund trust as defined under the *Income Tax Act* (Canada) (the *"Tax Act"*) and is subject to taxation on its income for the year, less the portion paid or payable in respect of distributions to unitholders. Since it is the intention to pay all of the net income of the Fund to unitholders, the Fund itself should have no taxable income. As a result, the Fund, as a separate entity, has not paid any income tax in any of the 2002, 2003 or 2004 fiscal years.

From the unitholders' perspective, amounts paid or payable by the Fund in respect of the distribution period of the fiscal year are taxable in the hands of the unitholders as interest and dividend income, as the case may be. In certain circumstances, distributions are classified as a return of capital for Canadian income tax purposes, rather than as interest or dividend income. For the year ended December 31, 2004, the distributions to unitholders were classified as approximately 82.1% interest, 5.7% dividends and 12.2% return of capital for Canadian income tax purposes. Unitholders who are non-residents of Canada are required to pay all withholding taxes payable in respect of any distributions by the Fund.

Liquidity and Capital Resources

The Fund's operating cash flows are generated entirely from interest on the Livingston Notes, dividends and specific fees earned relating to its investment in Livingston International. Regular monthly distributions are paid to unitholders based on the cash received, less expenses of the Fund and any amounts paid in connection with the redemption of Units. At this time, the Fund maintains no reserves. On an on-going basis, the Fund does not expect to require additional capital resources to maintain its investment in Livingston, other than the re-negotiation of credit arrangements from time to time or in connection with financing for acquisition purposes.

Risks and Uncertainties

Among the risks and uncertainties affecting the Fund are the following (see also the Fund's final prospectus dated January 31, 2002).

Dependence on Livingston

The Fund is a trust, which is entirely dependent on the operations and assets of Livingston through the ownership of shares and Livingston Notes. Accordingly, the cash distributions per Unit to the holders thereof are dependent on Livingston's ability to pay its interest obligations under the Livingston Notes and to declare and pay dividends or make other distributions on its shares, which will depend, among other things, on compliance with applicable laws and its credit facilities. The ability of Livingston's subsidiaries to pay dividends or make other payments or advances to Livingston will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of those subsidiaries, including their credit facilities.

Cash Distributions Are not Guaranteed and Will Fluctuate with Livingston's Performance

Although the Fund intends to distribute the interest, fees and dividend income earned by the Fund, less expenses and any amounts paid by the Fund in connection with the redemption of Units (as well as reserves, if any), there can be no assurance regarding the amounts of income to be generated by Livingston and paid to the Fund. The actual amount distributed in respect of the Units will depend upon numerous factors, including profitability, expenses, reserves (if any), debt covenants, inter-company guarantees by the Fund, fluctuations in working capital, the sustainability of margins and capital expenditures.

Restrictions on Potential Growth

The payout by Livingston of most of its operating cash flow will make most additional capital and operating expenditures and further acquisitions dependent on increased cash flow or additional financing in the future. Lack of such funds could limit the future growth of Livingston and its cash flow.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws governing the treatment of mutual fund trusts or income trusts will not be changed in a manner that could adversely affect the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the *Tax Act*, the income tax considerations would be materially different.

Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and, therefore, income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. Livingston management believes that the interest expense inherent in the structure of the Fund is supportable and reasonable.

Livingston may be reassessed for taxes from time to time. Such re-assessments, the impact of which is not expected to be material, together with associated interest and penalties could adversely affect Livingston and the Fund.

Livingston International Inc.

General Information and Results of Operations

Livingston International recorded consolidated revenues and interest income of $147.8 million for the year ended December 31, 2004, an increase of 5.4% compared with 2003. This was due primarily to growth in Canadian brokerage, U.S. brokerage and other services, offset by a decline in U.S. dollar revenues as a result of the strengthening of the Canadian dollar.

2004 Total Revenue Generation


Canadian customs brokerage
$74.6 million
U.S. customs brokerage
$31.7 million
International trade consulting
$8.9 million
Other services
$32.6 million

P158

Cost of services increased by 1.9% to $83.9 million over 2003, due to the growth in other services and higher costs in Canadian brokerage. The favourable impact of the foreign-exchange translation of U.S. dollar brokerage costs into Canadian dollars partially offset these increased costs. As a result, the contribution margin increased to $63.8 million in 2004 compared with $57.8 million in 2003. As a per cent of revenue, the contribution margin improved in 2004 to 43.2%, from 41.2% in 2003. Further comments on each reporting segment are discussed on pages 14 and 15.

Selling, general and administrative expenses, including administrative expenses of the Fund, for the year ended December 31, 2004 were $34.9 million compared with $31.4 million for the same period in 2003. The $3.5 million increase in costs resulted from higher salary and incentive costs of $2.7 million and higher other costs of $0.8 million in 2004, compared with 2003. Selling, general and administrative expenses increased from 22.4% of revenue in 2003 to 23.6% of revenue in 2004.

Net income for the year ended December 31, 2004 was $11.0 million compared with $6.2 million for 2003.

For the year ended December 31, 2004, earnings before interest, taxes, other (income) expense, depreciation and amortization (EBITDA[2]) were $29.0 million, or 19.6% of revenue. Compared with the same period in 2003, EBITDA[2] was higher by approximately $2.6 million and EBITDA as a per cent of revenue, was up from 18.8% primarily due to the increase in contribution margins. Quarterly revenues and EBITDA[2] in 2004 were lowest in the first quarter and highest in the second quarter, reflecting the seasonality of the business. Seasonality is related to trading patterns, with lower volumes typically in the first quarter.

Depreciation expense for the year ended December 31, 2004 was $5.3 million compared with $5.7 million for the previous year. This expense related to the depreciation of property, plant and equipment composed chiefly of facilities, computers and office equipment used in operations. The reduction in expense in 2004 reflects lower capital expenditures in the last few years.

When the Fund purchased Livingston International, part of the purchase price was allocated to intangible assets, which represent the value of client relationships, contracts and technology acquired. Intangible assets are amortized over the expected periods of benefit, generally from five to ten years, which resulted in a charge of $12.6 million in 2004 compared with $12.5 million for the same period in 2003. As a result of the Canada Post Corporation contract not being renewed as of June 30, 2004 in the other services segment, a provision for the impairment of intangible assets in the amount of $0.7 million was recorded.

In accordance with GAAP, goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired and is not amortized. Goodwill is, however, subject to an annual impairment test to determine if the carrying value is below fair value. No impairment provision was required for the years ended December 31, 2003 and 2004.

Included in other (income) expense are unrealized and realized losses or gains from the translation of U.S.-dollar-denominated monetary assets and liabilities of Livingston and its subsidiaries. There was a foreign-exchange loss of $0.3 million for the year ended December 31, 2004, compared with a foreign-exchange loss of $2.4 million for the previous year. This is due to Livingston's hedging strategy and the considerable strengthening of the Canadian dollar during 2003 compared with 2004. To reduce the volatility of the economic impact of foreign-exchange risk, Livingston continued with its hedging policy and entered into a number of short-term forward-exchange contracts to sell U.S. currency. For accounting purposes, the Fund records these forward-exchange contracts at market value. The unrealized gain or loss is recorded in other (income) expense.

Interest expense on long-term debt relating to the bank term debt was $1.8 million for the year ended December 31 2004, down from $2.1 million a year earlier, as a result of lower interest rates. For the year ended December 31, 2004, certain non-cash interest expenses relating to the amortization of deferred finance fees increased to $0.6 million due to the additional charge relating to the previous credit facility, from $0.5 million for the year ended December 31, 2003.

Other interest expense, related to the revolving line of credit used for government remittance, was $0.6 million, consistent with a year earlier.

Interest income of $1.4 million was included in revenue for the year ended December 31, 2004, down from $2.1 million for the previous year. The decrease in interest income was a result of lower interest rates in 2004 and an increase in the number of clients who chose month-end settlement, which resulted in lower cash balances available to invest throughout the year.

While the Fund reported pre-tax income of $7.7 million for the year ended December 31, 2004, it recognized a recovery of income taxes of $3.3 million. The recovery of income taxes was composed of a current tax expense of $1.0 million and future income tax recovery of $4.3 million. On pre-tax income of $7.7 million, the overall expected income tax expense was $2.7 million compared with a tax recovery reported of $3.3 million. Because the Fund is a mutual fund trust for Canadian income tax purposes, taxable income allocated to unitholders reduced the Fund's income tax expense by $6.5 million, while non-deductible items and changes in income tax rates increased the tax expense by $0.5 million. The future income tax recovery related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Net income was $11.0 million, or $0.73 per Unit, after the recovery of income taxes of $3.3 million. In the 2003 fiscal year, net income was $6.2 million, or $0.41 per Unit, after the recovery of income taxes of $3.0 million. For a further breakdown of the results of operations by quarter for the 2003 and 2004 fiscal years, refer to Tables 2 and 3 on pages 16 and 17 respectively.

Canadian Customs Brokerage

Revenues and interest income for the year ended December 31, 2004 increased by approximately 3.1% to $74.6 million, primarily due to higher import volumes into Canada. This was offset slightly by lower interest income resulting from lower interest rates compared with 2003.

The cost of services increased by 2.6% to $37.3 million in 2004 over 2003, due to costs related to training and other costs as a result of the implementation of new imaging technology for clients, and the initial costs related to the addition of a major new client. Together with the increase in revenues, this resulted in a contribution margin increase from approximately $36.0 million or 49.8% of revenues in 2003 to $37.4 million or 50.1% in 2004.

U.S. Customs Brokerage

In Canadian dollars, overall revenues for the year ended December 31, 2004 increased in the U.S. customs brokerage operation by 3.9% to $31.7 million, compared with the same period in 2003. This was due largely to higher trade volumes into the United States of 6.4% and increased pricing for the provision of additional value-added services to clients of 5.0%. These increases were offset, however, by the foreign-exchange translation of U.S. dollar revenues into Canadian dollars, resulting in a $2.3 million decline in revenues or 7.5% compared with 2003.

The average Canada-United States currency exchange rate for 2004 declined to 1.30 from 1.40 in 2003. In U.S. dollars, overall 2004 revenues for the U.S. customs brokerage operation were up $2.4 million or 11.4% over 2003, as a result of higher trade volumes into the United States.

In Canadian dollars, the overall cost of services for the U.S. customs brokerage operation was down slightly by $0.1 million, or 0.7%, to $17.1 million compared with 2003. The main reason for this decline was the favourable foreign-exchange translation of U.S. dollar costs into Canadian dollars, resulting in a cost reduction of approximately $1.4 million or 7.9% as compared to 2003. Higher salary and other costs increased 7.2% or $1.3 million to support the growth in revenues.

In U.S. dollars, the overall cost of services for the U.S. customs brokerage operation increased by $0.9 million over 2003, primarily as a result of higher salary and other costs.

Due to the variances in revenue and cost of services mentioned above, the contribution margin for the U.S. customs brokerage operation increased to $14.6 million or 46.0% of revenues in 2004 from $13.3 million or 43.5% in 2003.

International Trade Consulting

Revenues in 2004 decreased by $0.4 million or 4.3% to $8.9 million, down from $9.3 million in 2003, largely as a result of lower volumes in data management and lower new business in the Canadian consulting services group. However, the U.S. consulting business continued to experience growth through increased activity related to the U.S. government's Customs-Trade Partnership Against Terrorism (C-TPAT) and other initiatives.

The cost of services was reduced by $0.2 million or 3.0% from the previous year to $7.9 million for the year ended December 31, 2004, mainly due to management of costs as a result of the decline in revenues. Despite the cost reductions, lower revenues brought the contribution margin down to $1.0 million or 11.6% of revenues in 2004 compared with $1.2 million or 12.8% of revenues in 2003.

Other Services

Revenues grew by 16.3% to $32.5 million for the year ended December 31, 2004, compared with 2003. This was due to growth from all businesses in this segment. The business outsourcing services and imported vehicle registration operations increased total other service revenues by approximately 4.8% over 2003, due chiefly to an increase in volume of imported vehicle registrations. Revenues were reduced by approximately $1.7 million in the second half of 2004 as a result of the non-renewal of the Canada Post Corporation contract.

Specialized services for the trade show and special event business increased revenues by 4.9% from 2003. Management is encouraged with these results and believes that the business is beginning to recover from the effects of the SARS (Severe Acute Respiratory Syndrome) crisis.

The transportation management businesses also enjoyed a strong year, increasing revenues by 6.6% over 2003 and better-than-expected results from international freight forwarding as a result of obtaining additional new business.

The cost of services increased by approximately 4.8% to $21.6 million in 2004 over 2003, chiefly as a result of supporting the increased revenues in business outsourcing services, imported vehicle registrations and specialized services for the trade show and special event business. Costs of services were down slightly in transportation management due to lower salary costs. As a result of the increased revenues and cost of services, the contribution margin for other services improved to $10.9 million or 33.5% of revenues in 2004, up from $7.3 million or 26.2% of revenues in 2003.

Selected Annual Information

Table 1 highlights certain selected financial information for the years ended December 31, 2002, 2003 and 2004.

Table 1

Consolidated Financial Information

For the years ended December 31, 2002, 2003 and 2004
(in thousands of dollars, except per Unit amounts)

	February 11 to December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Net revenues	127,072	140,145	147,754
Operating cash flow*	23,208	23,649	25,226
Net income	10,311	6,155	11,001
Net income per Unit	0.68	0.41	0.73
Cash distribution declared per Unit	1.033	1.262	1.324
Total assets**	595,065	310,018	307,417
Total long-term financial liabilities**	58,026	61,566	54,497

* Prior to net changes in current assets and liabilities.

** Amounts indicated are the balances as at December 31, 2002, 2003 and 2004 respectively.

Table 2 provides quarterly financial information for the year ended December 31, 2003.

Table 2

Quarterly Consolidated Statements of Income

For the year ended December 31, 2003
(in thousands of dollars, except per Unit amounts, unaudited)

Quarter ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net revenues	32,641	36,282	34,503	34,646	138,072
Interest income	460	593	427	593	2,073
	33,101	36,875	34,930	35,239	140,145
Cost of services	20,045	21,162	21,025	20,112	82,344
Contribution margin	13,056	15,713	13,905	15,127	57,801
Selling, general and administrative expenses	8,232	8,323	7,132	7,701	31,388
EBITDA[2]	4,824	7,390	6,773	7,426	26,413
Depreciation	1,475	1,464	1,386	1,402	5,727
Amortization	2,971	3,081	3,103	3,332	12,487
Income before the undernoted	378	2,845	2,284	2,692	8,199
Other expense (income)	1,440	1,216	(84)	(211)	2,361
Interest expense					
Long-term debt	430	523	563	564	2,080
Other	181	143	149	145	618
	611	666	712	709	2,698
(Loss) income before income taxes	(1,673)	963	1,656	2,194	3,140
Provision for (recovery of) income taxes					
Current	(912)	590	185	(9)	(146)
Future	(1,276)	(1,199)	(1,175)	781	(2,869)
	(2,188)	(609)	(990)	772	(3,015)
Net income for the period	515	1,572	2,646	1,422	6,155
Net income per Unit (15,102,600 Units)	0.03	0.10	0.18	0.10	0.41

P162

Table 3 provides quarterly financial information for the year ended December 31, 2004.

Table 3

Quarterly Consolidated Statements of Income
For the year ended December 31, 2004
(in thousands of dollars, except per Unit amounts, unaudited)

Quarter ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net revenues	34,752	39,470	35,264	36,820	146,306
Interest income	403	333	331	381	1,448
	35,155	39,803	35,595	37,201	147,754
Cost of services	20,780	21,518	20,768	20,850	83,916
Contribution margin	14,375	18,285	14,827	16,351	63,838
Selling, general and administrative expenses	8,765	9,215	7,997	8,894	34,871
EBITDA[2]	5,610	9,070	6,830	7,457	28,967
Depreciation	1,361	1,323	1,351	1,278	5,313
Amortization	3,171	3,172	3,136	3,135	12,614
Impairment of an intangible asset	-	683	-	-	683
Income before the undernoted	1,078	3,892	2,343	3,044	10,357
Other (income) expense	(19)	145	(33)	186	279
Interest expense					
Long-term debt	432	403	439	507	1,781
Other	161	122	133	165	581
	593	525	572	672	2,362
Income before income taxes	504	3,222	1,804	2,186	7,716
Provision for (recovery of) income taxes					
Current	31	574	(44)	426	987
Future	(1,178)	(1,083)	(612)	(1,399)	(4,272)
	(1,147)	(509)	(656)	(973)	(3,285)
Net income for the period	1,651	3,731	2,460	3,159	11,001
Net income per Unit (15,102,600 Units)	0.11	0.25	0.16	0.21	0.73

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Because the results disclosed in accordance with Canadian GAAP for the Fund and Livingston International prior to the initial public offering are materially different in many respects due to the change in the underlying capital structure, it is difficult to compare the 2003 and 2004 financial results of the Fund with those of Livingston for the period prior to February 11, 2002.

However, management believes that the revenues, cost of services, contribution margins, selling, general and administrative expenses and EBITDA[2] of the underlying business are comparable and, therefore, have included this information in Table 4 below, for purposes of comparison, for the full calendar years of 2002, 2003 and 2004.

Table 4 **Consolidated Financial Information**

For the years ended December 31, 2002, 2003 and 2004
(in thousands of dollars, unaudited)

	2002*	2003	2004
Revenues			
Canadian brokerage	70,101	72,346	74,612
U.S. brokerage	34,157	30,490	31,672
International trade consulting	10,230	9,332	8,931
Other services	26,641	27,977	32,539
	141,129	140,145	147,754
Cost of services			
Canadian brokerage	(36,275)	(36,319)	(37,258)
U.S. brokerage	(17,560)	(17,230)	(17,115)
International trade consulting	(8,792)	(8,134)	(7,894)
Other services	(18,564)	(20,661)	(21,649)
	(81,191)	(82,344)	(83,916)
Contribution margin			
Canadian brokerage	33,826	36,027	37,354
U.S. brokerage	16,597	13,260	14,557
International trade consulting	1,438	1,198	1,037
Other services	8,077	7,316	10,890
	59,938	57,801	63,838
Contribution margin, as a per cent of revenue			
Canadian brokerage	48.3%	49.8%	50.1%
U.S. brokerage	48.6%	43.5%	46.0%
International trade consulting	14.1%	12.8%	11.6%
Other services	30.3%	26.2%	33.5%
	42.5%	41.2%	43.2%
Selling, general and administrative expenses	(32,893)	(31,388)	(34,871)
As a per cent of revenue	(23.3%)	(22.4%)	(23.6%)
EBITDA[2]	27,045	26,413	28,967
EBITDA[2] margin, as a per cent of revenue	19.2%	18.8%	19.6%
Net income*	10,311	6,155	11,001

* Net income for the 2003 and 2004 fiscal years are for the year ended December 31. The 2002 fiscal year includes net income for the period from February 11, 2002 to December 31, 2002.

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Payments to Livingston International Income Fund
The Fund generated $24.4 million or $1.615 per Unit of cash available for distribution[1] for the year ended December 31, 2004. This represents an increase over the 2003 fiscal year, when the cash available for distribution[1] totalled $22.4 million or $1.482 per Unit. Cash available for distribution[1] for the year ended December 31, 2004 was calculated by deducting cash interest of $1.8 million, maintenance capital expenditures of $1.8 million and income taxes of $1.0 million from EBITDA[2] of $29.0 million. See Table 5 below for a breakdown of these figures by quarter in 2004 and for the periods from February 11, 2002 to December 31, 2003.

Table 5

Reconciliation of Net Income to EBITDA[2] and Cash Available for Distribution[1]
For the periods ended December 31, 2002, 2003 and 2004
(in thousands of dollars, except per Unit amounts, unaudited)

	Feb. 11, 2002 to Dec. 31, 2002	Year ended Dec. 31, 2003	Three months ended Mar. 31, 2004	Three months ended Jun. 30, 2004	Three months ended Sep. 30, 2004	Three months ended Dec. 31, 2004	Year ended Dec. 31, 2004
Net Income	10,311	6,155	1,651	3,731	2,460	3,159	11,001
Add:							
Recovery of income taxes	(1,890)	(3,015)	(1,147)	(509)	(656)	(973)	(3,285)
Interest expense	1,984	2,698	593	525	572	672	2,362
Other expense (income)	94	2,361	(19)	145	(33)	186	279
Depreciation	5,338	5,727	1,361	1,323	1,351	1,278	5,313
Amortization	10,085	12,487	3,171	3,172	3,136	3,135	12,614
Impairment of an intangible asset	–	–	–	683	–	–	683
EBITDA[2]	25,922	26,413	5,610	9,070	6,830	7,457	28,967
Less:							
Cash interest expense †	1,546	2,176	460	393	441	474	1,768
Maintenance capital expenditures ††	2,147	2,007	131	368	621	704	1,824
Cash income taxes (recovery) †††	1,816	(146)	31	574	(44)	426	987
Cash available for distribution[1]	20,413	22,376	4,988	7,735	5,812	5,853	24,388
Distributions to unitholders *	15,600	19,059	4,803	4,953	5,028	5,213	19,997
Excess of cash available for distribution[2] over actual distributions	4,813	3,317	185	2,782	784	640	4,391
Payout ratio **	76.4%	85.2%	96.3%	64.0%	86.5%	89.1%	82.0%
Per Unit in dollars (15,102,600 Units)							
Cash available for distribution[1]	1.352	1.482	0.330	0.512	0.385	0.388	1.615
Distributions to unitholders *	1.033	1.262	0.318	0.328	0.333	0.345	1.324
Excess of cash available for distribution[2] over actual distributions	0.319	0.220	0.012	0.184	0.052	0.043	0.291
Payout ratio since Fund's inception **	76.4%	81.0%	82.6%	80.0%	80.6%	81.4%	81.4%

* Distributions are the amounts declared in the quarter, not what was actually paid.

** The payout ratio is calculated by dividing the distributions to unitholders by cash available for distribution[1].

† Cash interest expense is interest expense calculated in accordance with GAAP less amortization of deferred finance fees.

†† Maintenance capital expenditures are additions, replacements or improvements to property, plant and equipment to maintain Livingston's business operations. These expenditures involve the replacement of information technology equipment and software as well as the improvement of facilities.

†††Cash income taxes are current income taxes calculated in accordance with GAAP.

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Cash payments to the Fund were sufficient to declare distributions of $20.0 million or $1.324 per Unit for the year ended December 31, 2004, up from $19.1 million or $1.262 per Unit in the 2003 fiscal year. The calculation of cash available for distribution[1] exceeded actual distributions by $4.4 million or $0.291 per Unit for the year ended December 31, 2004, up slightly from $3.3 million or $0.220 per Unit for the year ended December 31, 2003. The payout ratio for the full year ended December 31, 2004 was 82.0%, down from 85.2% in 2003, bringing the payout ratio since the inception of the Fund to 81.4%.

Liquidity and Capital Resources

On December 16, 2004, Livingston re-negotiated its credit facility for five years. The new $100-million syndicated credit facility bears interest at various rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $100-million syndicated credit facility, $70 million is a revolving line of credit and overdraft credit facility, and the remaining $30 million is a term facility, of which $27.3 million is drawn as at December 31, 2004. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston clients. This is reduced throughout the month as payments are received from clients. The facility was increased to allow for additional capacity to finance acquisitions and certain capital expenditures and acquisitions.

Cash Flow from Operations

For the year ended December 31, 2004, Livingston International generated $25.2 million of cash flow from operations, before net changes in current assets and liabilities, up slightly from $23.6 million in the 2003 fiscal year. There was a $1.8 million decrease in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities. This decrease was primarily a result of an increase in accounts receivable of $12.1 million, offset by an increase in government remittances payable of $8.4 million and a reduction in income taxes recoverable of $1.7 million.

As cash flow from operations has been determined in accordance with Canadian GAAP, management believes that the reconciliation of this measure to cash available for distribution[1] provides useful supplemental information for investors, as illustrated in Table 6 below.

The calculation of cash available for distribution[1] specifically excludes other (income) expense, which includes realized foreign-exchange losses or gains, and, therefore, is different from cash flow from operations. Similarly, there are some accrued expenses, such as employee future benefits, that reduce the cash available for distribution[1], but are not actually paid during the year, thereby creating a difference between cash available for distribution[1] and cash flow from operations, as indicated in Table 6.

Table 6 **Reconciliation of Cash Flow from Operations to Cash Available for Distribution[1]**

For the years ended December 31, 2003 and 2004

(in thousands of dollars, unaudited)

	January 1 to December 31, 2003	January 1 to December 31, 2004
Cash flow from operations*	23,649	25,226
Other liabilities	381	146
Employee future benefits	(591)	1,168
Unrealized foreign-exchange gains (losses)	(1,418)	(607)
Other expense	2,361	279
Maintenance capital expenditures	(2,007)	(1,824)
Other adjustments	1	–
Cash available for distribution[1]	22,376	24,388

* Prior to net changes in current assets and liabilities.

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Capital Expenditures and Other Investing Activities
Livingston incurred capital expenditures of $3.4 million for the year ended December 31, 2004, compared with $4.7 million for 2003. In 2004, maintenance capital expenditures relating to the improvement of office facilities and to replace workstations were $1.8 million, down from $2.0 million in 2003. The remaining $1.6 million of capital expenditures related primarily to the imaging solution in 2004, as compared to a total of $2.7 million incurred for various projects in 2003. Non-maintenance capital expenditures are temporarily financed through Livingston's revolving line of credit until drawn on its term bank credit facility.

Financing Activities
Livingston International has an operating facility, composed of a revolving line of credit and outstanding cheques, used for making government remittances on behalf of clients. This balance fluctuates depending on the timing of payments to governments near the end of each month and the timing of cash receipts from clients.

There was an increase in the operating facility of $6 million for the year ended December 31, 2004, as compared to a decrease of $235 million for the same period in 2003. This was due to an alternative method of payment to the Canada Border Services Agency (CBSA), resulting in a significant reduction of the balance of the operating facility in 2003.

In order to demonstrate Livingston's liquidity, Table 7 below shows the net balance when cash and cash equivalents are netted against the operating facility for government remittances. The net operating facility was higher by approximately $1.8 million from December 31, 2003 to December 31, 2004, reflecting higher government remittances. This was well within the bank revolving line of credit of $70 million.

The new five-year credit facility expires on December 15, 2009 and bears interest at varying interest rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $30-million bank term credit facility, $27.3 million was drawn as at December 31, 2004, unchanged from December 31, 2003. During the year ended December 31, 2004, the effective term bank loan rate was 4.24%, compared with 4.94% in 2003. As at December 31, 2004, the term bank loan rate was 4.25%, compared with 4.75% in 2003. Cash payments made to unitholders in 2004 totalled $19.8 million.

Together with the cash flows generated from operations and capital expenditures, the total cash and cash equivalents were approximately $10 million at December 31, 2004, compared with approximately $6 million at the end of 2003.

With the acquisition of Great Lakes, approximately $13.7 million of the $70 million credit facility was used to partially fund the purchase.

Financial Instruments
Livingston's financial instruments consist of cash and cash equivalents, accounts receivable, government remittance operating facilities, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt, as indicated in the Fund's balance sheet as at December 31, 2004. Cash and cash equivalents are subject to potential credit risk.

Table 7 **Net Operating Facility**
As at December 31, 2003 and 2004

(in thousands of dollars)	December 31, 2003	December 31, 2004
Operating facility for government remittances	27,380	33,322
Cash and cash equivalents	5,680	9,802
Net operating facility	21,700	23,520

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Livingston has substantially minimized this credit risk by placing these financial assets with well-capitalized financial institutions and other creditworthy counter-parties and by performing on-going reviews to seek to evaluate changes in the status of such counter-parties.

The carrying value of cash and cash equivalents, government remittance operating facilities, accounts receivable, government remittances payable, accounts payable and accrued liabilities and unitholder distributions payable approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term debt approximates its carrying value as it bears interest at a floating rate.

Livingston is exposed to credit risk with respect to its accounts receivable; however, this is minimized by Livingston's large client base, which covers a diverse range of business sectors in Canada and the United States, and by control and follow-up of clients' accounts. Creditworthiness of clients is monitored regularly. Livingston also maintains a provision for potential credit losses, which to date has been within expectations.

Livingston is also exposed to foreign-exchange risk, as approximately 23% of revenue is earned in U.S. dollars, and has assets and liabilities that will be settled in U.S. currency. The Fund experiences potential exposure to U.S.-Canada currency fluctuations when U.S. dollars are converted into Canadian dollars primarily in the following three areas:

- Canadian brokerage billings for duty and GST (goods and services tax) paid in Canadian dollars to the CBSA and where invoices are collected in U.S. dollars;
- excess U.S. dollar net profit generated primarily from the U.S. customs brokerage operation;
- excess U.S. dollar net monetary assets, which generate unrealized gains or losses when the Fund's balance sheet is translated into Canadian dollars.

Although a partial "natural hedge" exists in that there are U.S. dollar expenditures and U.S. dollar liabilities, in order to seek to reduce the volatility of foreign-exchange fluctuations, Livingston has maintained its hedging policy and entered into a number of short-term forward-exchange contracts to sell U.S. currency. The amount and period of current foreign-exchange contracts are determined based on management's projection of U.S. dollar collections in excess of anticipated expenditures.

Although there is a risk in the event that the financial institution involved in a forward-exchange transaction is unable to fulfill its contractual obligation, this risk is mitigated by purchasing contracts only from reputable and regulated financial institutions. All forward-exchange contracts are marked to market at the end of each reporting period, and gains and losses on forward-exchange contracts are recorded in other (income) expense. The financial impact of forward-exchange contracts, as recorded in the Fund's financial statements, is described under Off Balance Sheet Arrangements below.

Contractual Obligations

Livingston has committed to various contractual obligations in each of the next five years and thereafter, a summary of which is included in Table 8. Livingston believes that it will have sufficient resources from its operating cash flow to meet these obligations as they become due. Contractual obligations are defined as contractual commitments

Table 8 **Contractual Obligations**
As at December 31, 2004
(in thousands of dollars, unaudited)

	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	27,300	–	–	27,300	–
Operating leases	33,411	9,172	14,513	5,344	4,382
Earn-out obligations	2,514	1,126	1,388	–	–
	63,225	10,298	15,901	32,644	4,382

in existence but not paid for as at December 31, 2004. For further clarity, short-term commitments, such as month-to-month office leases that are easily cancelled, are excluded from this definition.

Operating leases include payments to landlords for the rental of office facilities ($22.9 million), office machines ($10.0 million) and information technology ($0.5 million). There are no capital lease obligations. Earn-out obligations include the estimated amounts for payments likely to be made related to the Consultrans and Osowski acquisitions.

Livingston has a defined benefit pension plan, whose participants are also entitled to certain post retirement benefits, as well as a defined contribution plan for Canadian employees and a 401(k) plan for U.S. employees. Payments under these plans in 2004 were approximately $2.2 million for the defined benefit pension and post retirement benefit plans and approximately $1.2 million for the defined contribution and 401(k) plans. It is expected that payments under the defined benefit pension and post retirement benefit plans will be approximately $2.4 million in 2005 and payments for the defined contribution and 401(k) plans should continue in 2005 at approximately the same levels as in 2004.

Off Balance Sheet Arrangements

Livingston has various off balance sheet arrangements, including a defined benefit pension plan and a post-retirement benefits plan, a foreign-exchange hedging program, the direct GST payment program with clients and bonds that are necessary for Livingston to operate as a customs broker with the CBSA and the U.S.' Customs & Border Protection (CBP) agency.

As stated under Contractual Obligations on page 22 and above, Livingston has a defined benefit pension plan. In July 2000, approximately 80% of active Canadian employees decided to convert from the defined benefit plan to the new defined contribution plan. Given the nature of the defined benefit pension plan, it cannot be terminated. Any proposed changes to the defined benefit pension or post-retirement benefit plans are investigated by Livingston and approved by the board of directors. As at December 31, 2004, the Fund had an obligation of $5.3 million, as calculated by the actuarial consultants, and an accrued liability of $0.2 million in respect of the defined benefit pension plan, and had an obligation of $8.1 million, as determined by the actuarial consultants, and an accrued liability of $7.5 million for post-retirement benefits, as indicated in the Fund's consolidated financial statements.

Livingston is exposed to foreign-exchange risk, as approximately 23% of revenue is earned in U.S. dollars, and has assets and liabilities that will be settled in U.S. currency. To reduce the volatility of foreign-exchange fluctuations, Livingston had six short-term forward-exchange contracts (to be settled within three months) to sell approximately $3.0 million in U.S. currency at an average rate of 1.20 and recorded an unrealized foreign-exchange gain of $0.002 million as at December 31, 2004. This compares to a realized foreign-exchange loss of $0.07 million when the foreign-exchange contracts were actually settled as a result of the weakening of the Canadian dollar. As of March 1, 2005, Livingston had two short-term forward-exchange contracts (to be settled within one month) to sell approximately $1.0 million in U.S. currency at an average rate of 1.25.

Livingston has a number of clients who make GST payments directly to the CBSA. As part of its service to clients, Livingston submits clients' cheques payable to the CBSA on their behalf, but the receivable and corresponding duty and GST amounts payable are not, in such cases, recorded in either accounts receivable or government remittances payable on the Fund's balance sheet.

As required by the CBSA and CBP, Livingston has provided approximately $20 million in bonds in favour of the Canadian and U.S. governments. The bonds are required to operate as a customs broker and to facilitate the release of clients' goods from Customs prior to the payment of duties and taxes.

Transactions with Related Parties

There are regular inter-company activities between Livingston and its subsidiaries during the normal course of business. These transactions and balances are eliminated in the consolidated financial statements of the Fund. Related parties are defined as individuals who can influence the direction or management of the Fund or any of its subsidiaries and are, therefore, the trustees of the Fund and the directors and officers of the Fund's subsidiaries. Neither the Fund nor any of its subsidiaries entered into any material transactions with related parties as defined above in 2002, 2003 or 2004.

Fourth Quarter Results

Livingston prepares interim quarterly reports on an on-going basis. Livingston's fourth quarter 2004 financial results were issued in a press release on February 28, 2005 and included a management's discussion and analysis of the results. The information can be found on SEDAR at www.sedar.com and on Livingston's web site under Investor Relations at www.livingstonintl.com. Refer to tables 2 and 3 on pages 16 and 17 of this report for the results for each quarter. As indicated in the published results, there were no material adjustments made during the fourth quarter.

Critical Accounting Estimates

A summary of significant accounting policies is included under Note 2 of the Notes to Consolidated Financial Statements on page 35. Critical accounting estimates require management to make certain judgments and estimates, some of which may be uncertain. Changes in these accounting estimates may have an impact on the financial results of Livingston and the Fund. Details of the critical accounting estimates are discussed below.

Livingston maintains provisions for potential credit losses that management believes are the best estimate of probable or likely loss. The provision for credit losses includes amounts based on a review of specific clients' accounts receivable balances as well as amounts for non-specific items. As part of the on-going process, management assesses the adequacy of the provision by reviewing such factors as probabilities of default, economic conditions, clients' credit history and historical recovery rates. Changes in any of these factors may result in a change to the provision.

Under Canadian GAAP, goodwill and intangible assets having an indefinite life are not amortized but are tested for impairment, at least annually. Management applies a fair-value-based test to the carrying value of each reporting unit. A goodwill or intangible asset impairment charge would be recorded if the amount of the recorded goodwill or indefinite life intangible asset exceeds the difference between the fair value of the reporting unit and the fair value of the net assets of each respective reporting unit. No impairment provision was required in any of the 2002, 2003 or 2004 fiscal years.

Livingston also carries intangible assets that are comprised of client relationships, contracts, client lists and technology that have definite lives. These intangibles are amortized over their estimated useful lives of five to ten years. Management judgment is required to determine the useful life of the intangible assets, and, where it is believed to be required, an impairment provision is provided. The useful life of between five and ten years is determined by reviewing the length of clients' contracts as well as the history of the client. No provision for the impairment of intangible assets was required in either the 2002 or 2003 fiscal years. In 2004, as a result of the Canada Post Corporation contract not being renewed as of June 30, 2004 in the other services segment, a provision for the impairment of intangible assets in the amount of $0.7 million was recorded.

The defined benefit pension and other post-retirement liabilities for health, dental and life insurance benefits are determined based on a number of actuarial assumptions, such as expected return on assets, projected salary increases, estimated future costs for health, dental and life insurance, discount rates, retirement age, mortality rates and turnover estimates, among others. Livingston manages these plans by meeting with the actuarial consultants and the pension fund

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manager on a regular basis and reviewing periodic reports outlining the return on pension assets relative to the market. Livingston seeks to ensure that certain assumptions, such as future health costs and return on pension assets, are consistent with recent experience or the market in general. Assumptions are reviewed on an on-going basis and adjustments are made whenever management believes that conditions have materially changed.

The Fund's subsidiaries are involved in litigation and other claims arising in the normal course of business. Management must use judgment to determine whether or not a claim has any merit, the estimated amount of the claim and whether to record a provision, which is dependent on the potential success of the claim. Management does not believe that any liability that may arise from current claims will have a material adverse impact on the financial position of Livingston or the Fund.

Management uses judgment to estimate current and future income taxes in Canada and the United States. This involves determining taxable income, temporary differences between tax and accounting purposes and tax-loss carryback. Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and, therefore, income tax payable. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense deducted. Livingston management believes that the interest expense inherent in the structure of the Fund is supportable and reasonable. Livingston may be reassessed for taxes from time to time. Such reassessments, the impact of which is not expected to be material, together with associated interest and penalties could adversely affect Livingston and the Fund.

In recording the purchase accounting entries when acquiring businesses, Livingston has accrued an amount in respect of earn-out obligations that is based on the estimated future earnings of the acquired businesses. The estimate is based on past history of the acquired businesses and management's best estimates on projections of future earnings. The actual earn-out payments may be lower, in which case the related intangible asset (client lists) and liability will be reduced or eliminated when management determines an adjustment is required. In 2004, purchase consideration of $230 thousand, included in long-term liabilities in 2003, was reversed as the future earnings generated from the clients of the acquired business were determined to be lower than expected.

Risks and Uncertainties

The business and operations of Livingston International are affected by many factors, including the following.

Dependence on Cross-Border Trade

Livingston's principal businesses are directly related to, and their future performance is dependent upon, the volume of cross-border trade between Canada and the United States. Such trade is influenced by many factors, including economic and political conditions in both countries, major work stoppages, wars, terrorist acts or security operations, exchange controls, disruption in border crossings, increases or decreases in foreign trade, border controls, currency fluctuations and Canadian, United States and foreign laws relating to tariffs, trade restrictions, foreign investment and taxation. There can be no assurance that these types of trade-related events beyond the control of Livingston will not have a material adverse effect on Livingston's results of operations.

Vulnerability to Economic Conditions

Livingston's future operating results may be dependent on the economic environments in which Livingston operates. Livingston expects that service demand – and, consequently, results of operations – will continue to be sensitive to economic conditions and other factors beyond the control of Livingston.

Regulatory Change

Livingston's business is affected by changes in regulatory requirements, customs duties, GST and other taxes. Such changes could, depending on their nature, benefit or adversely affect Livingston.

Foreign Exchange

Livingston is also exposed to foreign-exchange risk, as approximately 23% of revenue is earned in U.S. dollars, and has assets and liabilities that will be settled in U.S. currency. Although a partial "natural hedge" exists in that there are U.S. dollar expenditures and U.S. liabilities, to reduce the volatility of these foreign-exchange fluctuations, Livingston has maintained its hedging policy by entering into a number of short-term forward-exchange contracts to sell U.S. currency. Although there is a risk in the event that the financial institution involved in the transaction is unable to fulfill its contractual obligation, this risk is mitigated by purchasing contracts only from reputable and regulated financial institutions. All forward-exchange contracts are marked to market at the end of each reporting period, and gains and losses on forward-exchange contracts are recorded in other (income) expense.

Interest Earnings

Livingston earns interest on funds held for remittance to governments and pays interest on its indebtedness. Changes in interest rates as well as changes in government remittance payment obligations, remittance timetables or client funding patterns may have an adverse effect on Livingston.

Bonding Requirements

If Livingston were unable to maintain the existing bonds as required by the respective Canadian and U.S. governments to operate as a customs broker, its ability to conduct its customs brokerage business would likely be materially adversely affected. In addition, Livingston could be adversely affected if its costs to obtain these required bonds were to increase.

Credit and Collections

Livingston may from time to time, depending on the client and timing of the shipment, pay duties and taxes on behalf of its clients, thus extending them credit. Although Livingston engages in credit reviews and generally has not experienced material difficulty collecting its accounts receivable, Livingston could be materially adversely affected should it experience difficulty collecting such accounts.

Other Risks and Uncertainties

Other risks, including the impact of competition, the reliance on key personnel, the potential for uninsured or underinsured losses, continued availability of credit facilities and contract changes, among others, could have a material adverse effect on Livingston's business. Similarly, in the event of an acquisition that is not successfully integrated or where there are material undisclosed liabilities, Livingston's business could also be adversely affected.

Subsequent Events

On March 2, 2005, Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc., including trade software company South Ranch, Inc. In addition to the software unit, Livingston gains Great Lakes' customs brokerage and distribution business. The addition of about 103 full- and part-time employees increases the U.S. workforce by about 35 per cent. Great Lakes combined annual revenues are approximately US$7.4 million.

Great Lakes will continue to operate independently and focus on its client base. South Ranch will also continue to provide its technology services to its predominantly U.S. air/sea customs broker clients.

The purchase price of US$14.8 million was financed through the revolving line of credit in Livingston's new credit facility (75% of the purchase price) and by the issuance from treasury of 210,600 new Fund Units (25% of the purchase price). A two-year lock up period applies to these newly issued Units of the Fund, such that 50% will be released for resale after the first year and the remaining 50% after the second year.

The acquisition will be accounted for by the purchase method with results of operations included in earnings from the date of acquisition.

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Changes in Accounting Policies

Effective 2004, the Fund adopted handbook section 3063 of the Canadian Institute of Chartered Accountants (CICA), Impairment of Long-Lived Assets. An impairment charge is recognized for long-lived assets, including intangible assets with definite lives, when an event or change in circumstances causes an asset's carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. The impairment loss is calculated as the difference between the fair value of the assets and their carrying value.

Recently Issued Accounting Standards

The following are a number of recently issued accounting standards that may affect the Fund in 2005 or subsequent years.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, sometimes using fair value, other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, but earlier adoption at the beginning of fiscal 2005 or 2006 is permitted.

The Fund is currently evaluating this standard and cannot reasonably determine the effect at this time. The date of adoption has yet to be determined.

Hedges

Section 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 – Hedging Relationships, and Section 1650 – Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 3865 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, but earlier adoption at the beginning of fiscal 2005 or 2006 is permitted.

The Fund is currently evaluating this standard and cannot reasonably determine the effect at this time. The date of adoption has yet to be determined.

Comprehensive Income

Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, but earlier adoption at the beginning of fiscal 2005 or 2006 is permitted.

The Fund is currently evaluating this standard and cannot reasonably determine the effect at this time. The date of adoption has yet to be determined.

Equity

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period. Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, but earlier adoption at the beginning of fiscal 2005 or 2006 is permitted.

The Fund is currently evaluating this standard and cannot reasonably determine the effect at this time. The date of adoption has yet to be determined.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued a new accounting guideline, which requires the consolidation of Variable Interest Entities ("VIE") by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIEs' expected losses, expected residual returns or both. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard.

A VIE is an entity where: (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and (b) it does not meet specified exemption criteria.

This guideline is effective for the company's first quarter commencing in 2005. Management is currently reviewing this standard to determine the impact on the Fund, but does not expect this new standard will have a material effect.

Determining Whether an Arrangement Contains a Lease

An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. Emerging Issues Committee 150 provides guidance for determining whether such arrangements are, or contain, leases that are within the scope of Section 3065 – Leases.

Management is currently reviewing this standard and cannot reasonably determine the effect at this time, but does not expect this new standard will have a material effect.

Outlook

Overall economic activity and trade between the United States and Canada continue to be relatively strong and Livingston expects this to affect its business positively in 2005.

Canadian brokerage should see growth over the year as the competitive advantages of the company's imaging technology become more widely appreciated by the market and lead to gains in new business and further opportunities for cross-selling.

U.S. brokerage is expected to continue to increase revenues, particularly with the acquisition of Great Lakes and its SmartBorder® trade software, which gives Livingston a strategic foothold among middle-market exporters and with U.S.-based air and sea customs brokers. In addition, the company believes it can continue to strengthen its U.S. client relationships after the service improvements made in 2004, which help clients deal with the shorter time available for processing under the new rules introduced.

The company's hedging strategy should continue to lessen the impact of any volatility in currency exchange on the company's results. Livingston intends to borrow a portion of its term debt in U.S. currency to offset the impact of currency movements.

The company believes its international trade consulting business is in a better position to contribute to revenues and income in 2005 and expects to see improvement with its professional trade services. Transportation management performed strongly in 2004 and should continue to grow. Trade show activity levels are recovering steadily from the low point of early 2003.

Business outsourcing is maintaining its current contracts and is actively pursuing new opportunities. It increased volumes in imported vehicle registration, and the company remains optimistic for 2005, although it has a significant contract up for renewal at the end of the third quarter.

Continued investment in new technology to meet the needs of a more demanding regulatory environment is expected to lead to increases in overall capital expenditures, as the company continues to build on its competitive advantage in technology.

Livingston intends to continue to enhance its service and relationships with existing clients, pursue new clients and examine further potential strategic and accretive acquisitions.

The board of trustees believes the performance of the company in 2005 will allow the Fund to continue to meet its objective of maintaining a prudent payout ratio while providing attractive distributions for unitholders.

Exhibit 4

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LIVINGSTON

Advancing Cross-Border Trade

Second Quarter 2005

Livingston International Income Fund



2005

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Livingston International Income Fund

Second Quarter 2005

LIVINGSTON
Advancing Cross-Border Trade

Livingston International Income Fund indirectly owns 100% of the business of Livingston International Inc. The Fund began operations on February 11, 2002 when it completed an initial public offering and purchased the securities of Livingston International Inc.

Livingston International is Canada's leading customs broker and trade services company facilitating two-way trade between the United States and Canada. Livingston International operates four business lines: Canadian customs brokerage services; U.S. customs brokerage services; international trade consulting; and other services, which include specialized services for trade shows and special events, business outsourcing services, imported vehicle registration, transportation management and technology services.

Livingston International Income Fund seeks to provide unitholders with monthly distributions derived from the distributable cash flow generated by Livingston International Inc. The Fund is listed on the TSX (Toronto Stock Exchange) under the symbol LIV.UN.

Content

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The second quarter of 2005 was another solid operating period for Livingston International Income Fund. Key operations continued to grow their contribution, and acquisitions completed earlier in the year contributed strongly as well. Careful cost-control and successful integration of the administration of acquired companies leveraged strong revenue growth into even stronger profitability and increased cash generation. This enabled the Fund to continue to meet its commitment to deliver stable and growing distributions to unitholders.

Livingston declared distributions of $5.8 million or $0.358 per unit to unitholders in the second quarter, on cash available for distribution[1] of $10.1 million. This is an increase from $5.0 million or $0.328 per unit on $7.7 million of cash available for distribution[1] in the same quarter of 2004. Distributions paid as a percentage of cash available – the payout ratio – for the latest quarter was 56.9%, compared with 64.0% a year earlier. For the first six months of 2005, the payout ratio was 71.6%, compared with 76.7% in the first half of 2004. The Fund has maintained a conservative payout ratio of 79.5% since its inception in 2002.

In the three months ended June 30, 2005, Livingston generated revenues and interest income of $47.2 million, an increase of 18.6% from $39.8 million in the second quarter of 2004. EBITDA[2] (earnings before interest, taxes, other (income)expense, depreciation and amortization) for the quarter was $12.4 million or 26.2% of revenue, an increase from $9.1 million or 22.8% of revenue in the second quarter of last year. Net income for the latest quarter was $6.5 million, significantly higher than the $3.7 million reported in the same quarter of 2004.

Operations

Canadian customs brokerage saw higher import volumes from new and existing clients and higher revenue per transaction in the quarter, generating increased revenues of $22.3 million, up 18.3% from $18.9 million a year ago. The contribution margin increased to $12.4 million, from $9.9 million in the second quarter of 2004.

As expected, the addition of Great Lakes Customs Brokerage, Inc. early in 2005 led to higher second quarter revenues for U.S. brokerage operations. Reported in Canadian dollars, revenues increased 24.9% to $10.7 million. However, the unfavourable impact of foreign-exchange translation reduced year-over-year revenue reported in Canadian dollars by $0.8 million. Contribution margin for the quarter from U.S. brokerage increased to $5.2 million, up from $4.2 million in the same quarter of 2004.

International trade consulting revenue was lower by $0.2 million at $2.1 million due to lower volumes in the NAFTA consulting business and lower revenues from the Canadian consulting business. Despite the revenue decline, actions taken to reduce operating expenses resulted in a higher contribution margin of 22.5% of revenue for the latest quarter, up from 5.1% a year ago.

Other services reported strong revenues in the second quarter, up 20.3% to $12.0 million. There continues to be a decline in trade show revenue in Canada, as a result of the stronger Canadian dollar, fewer shows and a reduction in the number of exhibitors. However, this was offset by good results in other services, with strong imported vehicle registrations and growth in transportation management as a result of the acquisition of Searail early in the quarter.

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Outlook

The first half of 2005 has been strong for Livingston and we are confident that this will continue for the remainder of the year as we foresee continued economic growth and increased cross-border trade.

We introduced our industry-leading imaging technology to our Canadian brokerage clients in the second quarter and interest has been strong. We are convinced that this technology gives us a significant competitive advantage. Additional services related to imaging, coupled with a robust Canadian economy, should lead to a strong second half of the year for our Canadian brokerage business.

The acquisition of Great Lakes will continue to strengthen the U.S. customs brokerage capability and drive revenue.

As currency fluctuations influence our financial results, we will continue with our hedging strategy, which has been proven successful in reducing the impact of exchange rate movement.

While we expect to see the slow period in trade shows and related activities continue to the end of the year, transportation management is expected to continue to grow, particularly with the addition of Searail and the sale of additional services to clients.

The first half of 2005 has been comparatively strong and we are confident that Livingston will see further year-over-year growth in the second half of the year. We are well positioned to benefit from continued strong economies on both sides of the border and the related trade activity. Our competitive advantage and our efforts to reduce costs mean we fully expect Livingston to continue to fulfill its commitment to deliver value to unitholders.

Peter Luit
President and chief executive officer
Livingston International Inc.

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Ownership of Livingston International Inc.

Livingston International Income Fund (the "Fund") commenced operations on February 11, 2002, when it completed an initial public offering and purchased the common shares of Livingston International Inc. ("Livingston" or "Livingston International") from CAI Capital Corporation and other investors. Livingston International is a wholly owned indirect subsidiary of the Fund.

Presentation of Financial Results

This Management's Discussion and Analysis, the accompanying interim unaudited consolidated financial statements of the Fund and notes thereto present the results of the Livingston International Income Fund and its subsidiaries in Canada and the United States, which conduct the Fund's day-to-day business operations, for the three-month and six-month periods ended June 30, 2005 and June 30, 2004 respectively. These interim unaudited financial statements are intended to be read in conjunction with the annual audited financial statements and accompanying notes to the consolidated financial statements for the year ended December 31, 2004, included in the Fund's 2004 Annual Report. This information is available from the Investor Relations page of Livingston's web site at www.livingstonintl.com. All financial information is presented in Canadian dollars, unless specified otherwise.

Forward-Looking Statements

Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations. Undue reliance should not be placed on forward-looking statements. See footnote 3 on page 17.

Non-GAAP Measures

Livingston has provided, as supplementary information it believes would be useful to investors, some measures, namely cash available for distribution[1] and EBITDA[2], that are not recognized by Canadian generally accepted accounting principles (GAAP). A reconciliation of these measures is included in Table 2 on page 11 and Table 3 on page 12.

Recent Acquisitions

Effective March 1, 2005, Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. ("Great Lakes"). Great Lakes' financial results are included with Livingston's U.S. customs brokerage operations and the SmartBorder® technology services acquired are accounted for under other services. Also included in other services are the financial results from Searail Cargo Surveys Ltd. ("Searail"), acquired by Livingston on April 7, 2005.

Operating Results

Three months ended June 30, 2005

Livingston International, including its subsidiaries, recorded revenues and interest income of $47.2 million for the quarter ended June 30, 2005, an increase of 18.6% from the same period in 2004. This was due primarily to growth in Canadian brokerage services, U.S. brokerage services and other services. International trade consulting revenues were down slightly.

Cost of services increased by 15.0% over the same quarter in 2004 to $24.8 million, primarily due to higher costs in Canadian brokerage as well as additional costs from the acquired businesses. Cost of services was lower in international trade consulting. The contribution margin improved to $22.5 million in the quarter ended June 30, 2005, or 47.6% of revenue, up from $18.3 million, or 45.9%, for the same period in 2004.

Selling, general and administrative expenses for the quarter were $10.1 million compared with $9.2 million for the same period a year ago. The $0.9 million increase in expenses resulted primarily from higher salary and other costs as well as the inclusion of costs from the acquired businesses. Selling, general and administrative expenses were 21.4% of revenue for the quarter ended June 30, 2005, down from 23.2% in the year-earlier quarter. This reduction was due to the effect of the acquisitions increasing revenues while selling, general and administrative expenses increased only marginally.

Net income for the quarter ended June 30, 2005 was $6.5 million, or $0.40 per unit, compared with

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$3.7 million, or $0.25 per unit, in the quarter ended June 30, 2004. The increase in net income was due to improved overall results offset by higher income tax expense in the quarter compared with the same period in 2004.

Earnings before interest, taxes, other (income) expense, depreciation and amortization (EBITDA[2]) were $12.4 million. As compared to the same period in 2004, EBITDA[2] was higher by approximately $3.3 million and was 26.2% of revenue, up from 22.8% a year ago. The overall contribution of the acquisitions to EBITDA[2] was $1.7 million in the quarter.

Depreciation expense for the second quarter was $1.5 million compared with $1.3 million for the same period in 2004. The increase in depreciation expense is a result of depreciation on property and equipment purchased through the recent acquisitions and that include facilities, computers and office equipment as well as vehicles used in operations.

When the Fund purchased Livingston International, part of the purchase price was allocated to intangible assets, which represent the value of client relationships, contracts and technology acquired. Similarly, as a result of the Searail acquisition, a portion of the purchase price was allocated to intangible assets, increasing these by approximately $11.0 million in the quarter ended June 30, 2005. In the second quarter, intangible assets were increased by $1.7 million while goodwill was reduced by the same amount compared with the first quarter, as a result of the revision of the Great Lakes purchase price allocation.

Intangible assets are amortized over the expected periods of benefit, generally from five to 10 years, resulting in a charge of $3.8 million in the quarter, higher than the $3.2 million from the same period in 2004, due to the additional amortization of intangible assets relating to the acquisitions.

In the second quarter 2004, the Fund recorded a one-time provision for the impairment of an intangible asset related to the Canada Post Corporation ("CPC") contract not being renewed.

In accordance with GAAP, goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired and is not amortized. It is, however, subject to an annual impairment test to determine if the carrying value is below fair value. This was completed at December 31, 2004 with no impairment provision required to be made. The Searail acquisition resulted in additional goodwill of $5.8 million in the quarter ended June 30, 2005 based on the preliminary price allocation.

The purchase price for the acquisitions of Searail in the second quarter and Great Lakes in the first quarter has been allocated to the assets acquired and liabilities assumed based on management's best estimate of fair values. Given the complexity of the acquired operations as well as the short time that has elapsed since the acquisitions, the cost of the acquisitions and the allocation thereof are subject to change based on the final resolution of these estimates.

Included in other (income) expense were unrealized and realized losses or gains from the translation of U.S.-dollar-denominated monetary assets and liabilities of Livingston and its subsidiaries. Livingston's hedging strategy by means of short-term forward-exchange contracts helped to moderate the impact of currency fluctuations, resulting in a foreign-exchange gain of $1 thousand for the quarter ended June 30, 2005, compared with a loss of $0.1 million a year ago. See "Off-Balance-Sheet Arrangements" for further information.

Interest expense on long-term debt was $0.4 million for the quarter ended June 30, 2005, unchanged from the same quarter in 2004. Livingston entered into an interest-rate swap, which fixed the effective interest rate at 4.98% until December 16, 2009. As the swap was entered into late in the quarter, on June 15, 2005, its effect on interest expense for the quarter was not significant. Non-cash interest expense relating to the amortization of deferred finance fees totalled $40 thousand for the quarter ended June 30, 2005, compared with $0.1 million in the same quarter in 2004. The lower interest

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expense on long-term debt primarily reflects lower deferred finance fees as a result of renegotiating the new bank facility in December 2004, offset by slightly higher interest rates in 2005.

Other interest expense, related to the revolving line of credit for government remittances, was $0.16 million for the quarter, up by $0.04 million from a year earlier. The increase was due to the higher borrowing costs early in the quarter related to the acquisitions, partially offset by lower standby fees as a result of renegotiating the new bank facility.

Interest income increased slightly in the quarter to $0.4 million as a result of higher interest rates.

While the Fund reported pre-tax income of $6.5 million for the quarter ended June 30, 2005, it recognized income tax expense of $30 thousand, composed of a current tax expense and a future income tax recovery. On pre-tax income of $6.5 million, the overall expected income tax expense was $2.3 million compared with a tax expense reported of $30 thousand. Because the Fund is a mutual fund trust for Canadian income tax purposes, income allocated to unitholders reduced the Fund's income tax expense by $1.8 million, while non-deductible items and changes in income tax rates decreased the tax expense by $0.5 million. The future income tax recovery of $1.3 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Six months ended June 30, 2005

For the six months ended June 30, 2005, revenues and interest income totalled $85.8 million, 14.5% higher than the same period last year. This increase resulted primarily from growth in Canadian brokerage services, U.S. brokerage services and other services. International trade consulting revenues were also somewhat lower than a year ago.

Cost of services was $46.5 million for the half-year period, an increase of 10.0% over the same period in 2004. The cost increase came from Canadian customs brokerage, U.S. customs brokerage as well as additional costs from the acquired businesses. Cost of services was lower in international trade consulting. This resulted in a contribution margin increase of $6.6 million, or 20.2%, to $39.3 million over the same period in 2004. As a per cent of revenue, the contribution margin increased to 45.8% for the six-month period ended June 30, 2005, up from 43.6% for the same period in 2004.

Higher salary and costs of the acquired businesses affected selling, general and administrative expenses in the six months ended June 30, 2005, which increased by $1.7 million from a year ago to $19.7 million. As a per cent of revenue, the selling, general and administrative margin declined to 22.9% in the six-month period ended June 30, 2005 from 24.0% for the first half of 2004, again due to revenue from the acquired businesses.

For the six months ended June 30, 2005, net income was $9.4 million, or $0.60 per unit, compared with $5.4 million, or $0.36 per unit, for the same period in 2004. EBITDA[2] for the first half of 2005 increased by $4.9 million or 33.6% to $19.6 million or 22.9% of revenue. This compares with $14.7 million or 19.6% of revenue for the same period in 2004. The acquisitions contributed $1.9 million to EBITDA[2] since the respective dates of acquisition.

For the six months ended June 30, 2005, depreciation expense was relatively unchanged from a year earlier at $2.7 million. Intangible assets increased by $21.2 million and amortization of intangible assets was $7.0 million compared with $6.3 million for the same period in 2004, again as a result of the recent acquisitions.

Goodwill increased by $12.2 million in the six months ended June 30, 2005, with the Searail acquisition in the second quarter and the Great Lakes acquisition in the first quarter.

Under other (income) expense, there was a foreign-exchange gain of $80 thousand for the six months ended June 30, 2005, compared with a foreign-exchange loss of $0.1 million for the same period in 2004.

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Interest expense on long-term debt in the first half was $0.7 million compared with $0.8 million for the six months ended June 30, 2004, primarily as a result of deferred finance fees.

Other interest expense was $0.3 million, unchanged from the same period in 2004.

Higher interest rates in the first half, compared to a year earlier, led to a minor increase in interest income to $0.8 million for the six months ended June 30, 2005.

For the first half, the Fund reported pre-tax income of $9.0 million and recognized an income tax recovery of $0.4 million. The recovery comprised current tax expense of $1.9 million and a future income tax recovery of $2.3 million. On pre-tax income of $9.0 million, the overall expected income tax expense was $3.2 million, compared with a tax recovery reported of $0.4 million. Income allocated to unitholders reduced the Fund's income tax expense by $3.4 million, while non-deductible items and changes in income tax rates decreased the tax expense by $0.2 million. The future income tax recovery of $2.3 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Table 1 **Quarterly Consolidated Statement of Income**
For the quarters ending from March 31, 2004 to June 30, 2005
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net revenues	46,773	38,246	36,820	35,264	39,470	34,752
Interest income	430	356	381	331	333	403
	47,203	38,602	37,201	35,595	39,803	35,155
Cost of services	24,753	21,779	20,850	20,768	21,518	20,780
Contribution margin	22,450	16,823	16,351	14,827	18,285	14,375
Selling, general and administrative expenses	10,093	9,567	8,894	7,997	9,215	8,765
EBITDA[2]	12,357	7,256	7,457	6,830	9,070	5,610
Depreciation	1,516	1,183	1,278	1,351	1,323	1,361
Amortization	3,788	3,195	3,135	3,136	3,172	3,171
Impairment of an intangible asset	-	-	-	-	683	-
Income before the undernoted	7,053	2,878	3,044	2,343	3,892	1,078
Other (income) expense	(1)	(83)	186	(33)	145	(19)
Interest expense						
Long-term debt	353	337	507	439	403	432
Other	158	136	165	133	122	161
	511	473	672	572	525	593
Income before income taxes	6,543	2,488	2,186	1,804	3,222	504
Provision for (recovery of) income taxes						
Current	1,305	559	426	(44)	574	31
Future	(1,277)	(986)	(1,399)	(612)	(1,083)	(1,178)
	28	(427)	(973)	(656)	(509)	(1,147)
Net income for the period	6,515	2,915	3,159	2,460	3,731	1,651
Net income per unit	0.40	0.19	0.21	0.16	0.25	0.11
Weighted average units outstanding *	16,111.0	15,175.1	15,102.6	15,102.6	15,102.6	15,102.6

* On March 2, 2005, as part of the Great Lakes acquisition, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. The weighted average number of units outstanding for the quarter ended March 31, 2005 was 15,175,140 units (March 31, 2004: 15,102,600 units). On April 26, 2005, the Fund issued 1.1 million units from treasury in a public offering, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for the quarter ended June 30, 2005 was 16,111,002 (June 30, 2004:15,102,600 units).

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Canadian Customs Brokerage

Revenues for the quarter ended June 30, 2005 increased by approximately 18.3% to $22.3 million, due to an increase of approximately 13.4% in import volumes from new and existing clients into Canada and higher revenue per transaction compared to the year-earlier quarter. Interest income also increased due to higher interest rates than in the same period in 2004.

Cost of services increased by 11.2% to $9.9 million in the quarter over the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up to $12.4 million, or 55.6% of revenues, in the quarter ended June 30, 2005 from approximately $9.9 million, or 52.8% of revenues, a year earlier.

For the six months ended June 30, 2005, revenue increased by approximately 16.9% to $43.1 million, due to approximately 11.1% higher import volumes from new and existing clients into Canada and higher revenue per transaction than in the same period of 2004. Higher interest rates than a year earlier resulted in slightly increased interest income in the first half of 2005.

Cost of services for the six months ended June 30, 2005 was $19.5 million or 8.3% higher than the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up in the six months ended June 30, 2005 from approximately $18.9 million or 51.3% of revenues in 2004 to $23.6 million or 54.9% of revenues.

U.S. Customs Brokerage

In Canadian dollars, overall revenues for the quarter ended June 30, 2005 increased by 24.9% from a year earlier to $10.7 million. The provision of additional value-added services to clients increased revenue by 8.9%. This was offset by a 1.5% reduction of trade volumes into the United States and the effect of foreign-exchange translation of U.S. dollar revenues into Canadian dollars, which reduced revenue by $0.8 million or 9.1% of revenues. Great Lakes contributed 26.6% or $2.3 million in revenue.

The average Canada-United States currency-exchange rate for the second quarter was 1.24 compared with 1.36 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the second quarter for the U.S. brokerage operation were up $2.3 million or 36.4% over 2004, as a result of additional value-added services provided and the effect of Great Lakes.

In Canadian dollars, the overall cost of services for the U.S. customs brokerage operation in the quarter rose by $1.1 million or 24.4% from a year earlier to $5.5 million. The main reasons for this increase were higher salary and other costs, which increased by $0.5 million, and the additional operating expenses of the Great Lakes operations of $1.0 million. This was offset by the favourable foreign-exchange translation of U.S. dollar costs into Canadian dollars, resulting in a cost reduction of approximately $0.4 million compared with 2004.

In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the second quarter increased by approximately $1.2 million or 35.8% over the same period in 2004, due primarily to higher salary and other costs and the addition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation was $5.2 million or 48.5% of revenues for the quarter ended June 30, 2005 compared to $4.2 million or 48.3% in the year-earlier quarter.

For the six months ended June 30, 2005, revenues in Canadian dollars increased from the first half of 2004 by 17.4% to $19.1 million. The provision of additional value-added services to clients contributed 9.0% of the higher revenue. Offsetting this was a 1.7% reduction in trade volumes into the United States and the impact of foreign-exchange translation, which reduced revenue by $1.4 million or 8.4%. Great Lakes contributed 18.5% or $3.0 million in additional revenue.

The average Canada-United States currency-exchange rate for the six-month period ended June 30, 2005 was 1.24 compared with 1.34 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the first half for the U.S. brokerage operation were up $3.3 million or 27.3% over 2004, as a result of additional value-added services provided and the addition of Great Lakes.

For the six months ended June 30, 2005, the overall cost of services in Canadian dollars for the U.S. customs brokerage operation was up from a year earlier by $2.0 million or 23.2% to $10.6 million. This increase was mainly due to higher salary and other costs of $1.3 million and the additional operating expenses for the Great Lakes operation of $1.5 million compared with the first half of 2004. The favourable foreign-exchange translation of U.S. dollar costs into Canadian dollars resulted in a cost reduction of approximately $0.8 million from 2004. In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the half increased by $2.2 million or approximately 33.7% over the same period in 2004, due primarily to higher salary and other costs and the acquisition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation was $8.5 million or 44.6% of revenues for the six months ended June 30, 2005, compared with $7.7 million or 47.2% a year earlier.

International Trade Consulting

Revenues in the quarter ended June 30, 2005 were down by $0.2 million from a year earlier to $2.1 million, primarily due to lower volumes in the NAFTA consulting business and lower revenues from the Canadian consulting business. This was partially offset by improved results from post-entry work and continued growth in the U.S. consulting business.

For the six months ended June 30, 2005, revenues decreased by $0.2 million to $4.4 million for the same reasons.

Compared with the second quarter of 2004, cost of services decreased by approximately $0.6 million or 26.0% to $1.7 million for the quarter ended June 30, 2005. The lower costs resulted from lower salary and other costs as this segment continued to reduce its cost of services in response to lower revenues experienced in previous quarters. The lower cost of services improved the contribution margin to $0.5 million or 22.5% of revenues in the latest quarter from $0.1 million or 5.1% a year ago.

For the six months ended June 30, 2005, cost of services decreased by approximately $1.0 million or 22.2% from a year earlier to $3.4 million. This segment's response to lower revenue reduced expenses from salary and other costs and improved the contribution margin to $1.0 million or 22.3% of revenues in 2005 from $0.2 million or 5.0% a year earlier.

Other Services

Revenues rose to $12.0 million in the quarter ended June 30, 2005, a 20.3% or $2.0 million increase over the same period in 2004, primarily due to higher volumes in imported vehicle registrations and from the recent acquisitions. These were offset by lower revenues from specialized services for trade shows and special events and the $0.9 million impact of the non-renewal of the CPC contract in 2004, compared to a year earlier. Revenues from business outsourcing operations and transportation management were comparable to the year-earlier period.

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Cost of services was up by 29.4% or $1.7 million in the quarter ended June 30, 2005 from the same period in 2004. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and from the acquired businesses. The non-renewal of the CPC contract in the second half of 2004 reduced costs by $0.8 million in the quarter. The contribution margin for the quarter ended June 30, 2005 increased by $0.3 million to $4.4 million or 36.2% of revenues, from $4.1 million or 40.7% of revenues in 2004.

For the six-month period ended June 30, 2005, revenues increased by 11.7% or $2.0 million from a year earlier to $19.2 million, primarily due to increased volumes in imported vehicle registrations and revenue from the acquired businesses. Revenues from business outsourcing operations and transportation management were slightly higher than a year earlier. This was offset by lower revenues from specialized services for trade shows and special events and the impact of the non-renewal of the CPC contract in 2004, which reduced revenue by $1.8 million in the first half ended June 30, 2005.

Cost of services for the six months ended June 30, 2004 was up by $1.8 million or 15.3% from $11.3 million a year earlier to $13.1 million. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and the acquired businesses. Lower costs from the non-renewal of the CPC contract in the second half of 2004 reduced costs by $1.4 million in the first half. The contribution margin increased to $6.1 million or 32.0% of revenues in the six months ended June 30, 2005, compared with $5.9 million, or 34.1% of revenues, in 2004.

Distributions

The Fund generated $10.1 million or $0.628 per unit of cash available for distribution[1] in the quarter ended June 30, 2005. This increase over the cash available for distribution[1] of $7.7 million or $0.512 per unit a year earlier was primarily due to improved EBITDA[2] contribution from existing businesses and the addition of Great Lakes and Searail. Cash available for distribution[1] for the second quarter was calculated by deducting cash interest of $0.5 million, maintenance capital expenditures of $0.5 million and income tax expense of $1.3 million from EBITDA[2] of $12.4 million, as indicated in Table 2 on page 11.

Distributions of $5.8 million or $0.358 per unit for the quarter ended June 30, 2005 were up from $5.0 million or $0.328 per unit in the same period in 2004. The payout ratio, or actual distributions expressed as a per cent of cash available for distribution[1], was 56.9% for the quarter ended June 30, 2005, lower than the 64.0% in the same period in 2004. This was primarily due to improved results and partially offset by higher taxes incurred for the higher EBITDA[2] generated in the second quarter of 2005 compared with 2004.

For the six months ended June 30, 2005, the Fund generated $15.5 million or $0.990 per unit of cash available for distribution[1], up from $12.7 million or $0.842 per unit in the same period in 2004, primarily due to higher earnings and the additional business from the recent acquisitions. Cash available for distribution[1] for the first half of 2005 was calculated by deducting cash interest of $0.9 million, maintenance capital expenditures of $1.3 million and income tax expense of $1.9 million from EBITDA[2] of $19.6 million, as shown in Table 2 on page 11.

Distributions of $11.1 million or $0.709 per unit were declared for the six months ended June 30, 2005, up from $9.8 million or $0.646 per unit a year earlier. The payout ratio was 71.6% for the first half of 2005, lower than the 76.7% for the same period in 2004, for the same reasons stated above.

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From the inception of the Fund to June 30, 2005, the payout ratio has been 79.5% and the aggregate excess of cash available for distribution[1] over actual distributions has been $16.9 million. The excess cash has been used to reduce Livingston's revolving line of credit and to fund certain non-maintenance capital expenditures.

On March 2, 2005, as part of the purchase consideration for the Great Lakes acquisition, an additional 210,600 units were issued from treasury. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury. These two transactions increased the total number of units outstanding to 16,413,200 from 15,102,600.

Table 2 **Cash Available for Distribution[1] and EBITDA[2]**
From February 11, 2002 to June 30, 2005
(in thousands of dollars, except per unit amounts)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004	Feb. 11, 2002 to Dec. 31, 2004
Net income	6,515	3,731	9,430	5,382	27,467
Add (deduct):					
(Recovery of) provision for income taxes	28	(509)	(399)	(1,656)	(8,190)
Interest expense	511	525	984	1,118	7,044
Other expense (income)	(1)	145	(84)	126	2,734
Depreciation	1,516	1,323	2,699	2,684	16,378
Amortization	3,788	3,172	6,983	6,343	35,186
Impairment of an intangible asset	-	683	-	683	683
EBITDA[2]	12,357	9,070	19,613	14,680	81,302
Less:					
Cash interest expense †	469	393	900	854	5,490
Maintenance capital expenditures ††	467	368	1,359	499	5,978
Cash income taxes †††	1,305	574	1,864	605	2,657
Cash available for distribution[1]	10,116	7,735	15,490	12,722	67,177
Distributions to unitholders *	5,760	4,953	11,086	9,756	54,656
Excess of cash available for distribution[1] over actual distributions	4,356	2,782	4,404	2,966	12,521
Payout ratio **	56.9%	64.0%	71.6%	76.7%	81.4%
Per unit in dollars ***					
Cash available for distribution[1]	0.628	0.512	0.990	0.842	4.448
Distributions to unitholders *	0.358	0.328	0.709	0.646	3.619
Excess of cash available for distribution[1] over actual distributions	0.270	0.184	0.281	0.196	0.829
Payout ratio since Fund's inception **	79.5%	80.0%	79.5%	80.0%	81.4%

* Distributions are in respect of the quarterly distribution declared, not what was paid in the quarter.

** The payout ratio is calculated by dividing the distributions to unitholders by cash available for distribution[1].

*** On March 2, 2005, as part of the Great Lakes acquisition, an additional 210,600 units were issued from treasury. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury. These two transactions increased the number of units outstanding to 16,413,200 from 15,102,600. The weighted average number of units outstanding was 16,111,002 units for the quarter ended June 30, 2005 and 15,645,656 units for the six-month period versus 15,102,600 units for the fiscal periods ended December 31, 2002, 2003 and 2004.

† Cash interest expense is interest expense calculated in accordance with GAAP, less amortization of deferred finance fees.

†† Maintenance capital expenditures are additions, replacements or improvements to property, plant and equipment to maintain Livingston's business operations. These expenditures involve the replacement of information technology equipment and software as well as the improvement of facilities.

††† Cash income taxes are current income taxes calculated in accordance with GAAP.

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Liquidity and Capital Resources

On December 16, 2004, Livingston renegotiated its credit facility for five years. The new $100 million syndicated credit facility bears interest at various rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $100 million syndicated credit facility, $70 million is a revolving line of credit and overdraft credit facility, and the remaining $30 million is a term facility, of which $27.3 million was drawn as at June 30, 2005. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston clients. This is reduced throughout the month as payments are received from clients. The facility was increased to allow for additional capacity to finance acquisitions and certain capital expenditures.

As a result of the Great Lakes acquisition, Livingston assumed a mortgage and three notes payable in the aggregate amount of $1.2 million. The mortgage is payable in monthly instalments bearing interest at 6.1% per annum, with a final payment of approximately $0.5 million due in January 2013. The mortgage is secured by an owned property located in Niagara Falls, New York. The three notes are payable in monthly instalments bearing interest between 4.7% and 6.2% per annum, maturing between July 2007 and December 2008, and are secured by various vehicles.

As part of the Searail acquisition, Livingston assumed four loans in the aggregate amount of $0.7 million and that are secured by vehicles. The loans are payable in monthly instalments bearing interest between 5.0% and 7.0%, maturing between July 2007 and March 2013.

Cash Flow from Operations

For the quarter ended June 30, 2005, Livingston International generated $10.1 million of cash flow from operations, prior to changes in current assets and liabilities, up from $7.5 million in the same period in 2004. There was a $5.7 million decrease in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to higher government remittances and accounts payable of $11.7 million, offset by higher accounts receivable of $20.1 million in the quarter.

For the six months ended June 30, 2005, Livingston International generated $16.1 million of cash flow from operations, prior to changes in current assets and liabilities, up from $12.2 million a year earlier. There was a $9.1 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to higher government remittances and accounts payable of $38.9 million, offset by higher accounts receivable of $33.4 million in the quarter.

Because cash flow from operations has been determined in accordance with Canadian GAAP, management believes that the reconciliation of this measure to cash available for distribution[1] provides useful supplemental information for investors, shown in Table 3 below.

Table 3 **Reconciliation of Cash Flow from Operations to Cash Available for Distribution[1]**
For the periods ended June 30, 2005 and 2004
(in thousands of dollars)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash flow from operations*	10,135	7,465	16,126	12,243
Other liabilities	23	22	50	74
Employee future benefits	330	255	585	512
Unrealized foreign-exchange gains	96	216	172	266
Other expense (income)	(1)	145	(84)	126
Maintenance capital expenditures	(467)	(368)	(1,359)	(499)
Cash available for distribution[1]	10,116	7,735	15,490	12,722

* Prior to net change in current assets and liabilities.

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Capital Expenditures and Other Investing Activities

Livingston incurred capital expenditures of $0.7 million for the quarter ended June 30, 2005, compared with $0.9 million for the same quarter of 2004. In the latest quarter, $0.5 million was maintenance capital expenditures up from $0.4 million in 2004 and related to the improvement of office facilities, the replacement of workstations, the replacement of vehicles related to the Searail acquisition and the upgrade of software programs. The remaining $0.2 million in second-quarter capital expenditures related primarily to Livingston's imaging technology and other software programs. Non-maintenance capital expenditures were $0.5 million for the second quarter in 2004. Non-maintenance capital expenditures are temporarily financed through Livingston's operating line of credit until drawn on its term bank debt facility.

On March 2, 2005, Livingston acquired all of the shares of Great Lakes and South Ranch. The purchase price of US$14.8 million, or Cdn$18.4 million, was financed through the revolving line of credit and through the issuance from treasury of 210,600 new Fund units. Additional accrued consideration of US$1.4 million, or Cdn$1.7 million, which includes purchase-related costs of US$0.9 million, or Cdn$1.1 million, and the working capital adjustment of US$0.6 million, or Cdn$0.7 million, were recorded in the first quarter. In the latest quarter ended June 30, 2005, payment for the working capital adjustment of Cdn$0.7 million was issued.

On April 7, 2005, Livingston acquired all of the shares of Searail. The purchase price of $9.4 million was financed through the revolving line of credit in the short term. Under the terms of the purchase agreement, up to an additional $5.1 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Because the earnout will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this potential additional purchase consideration of $1.7 million has been included in accrued liabilities, and the long-term portion of $2.9 million has been included in other liabilities. Additional accrued consideration of $0.6 million, including purchase-related costs, was recorded in the quarter ended June 30, 2005.

Financing Activities

Livingston International has an operating facility, composed of a revolving line of credit and outstanding cheques, used primarily for making government remittances on behalf of clients. This balance fluctuates depending on the timing of payments to governments near the end of each month and the timing of cash receipts from clients.

There was a decrease in the operating facility of $31.1 million for the quarter ended June 30, 2005, compared with a decrease of $19.5 million for the same period in 2004. For the first half of 2005, there was a decrease in the operating facility of $14.6 million, compared with a decrease of $0.3 million a year earlier. The decrease in the second quarter of 2005 was primarily a result of the debt used for acquisitions being refinanced with equity. For the first half of the year, the operating facility was reduced due to improved collections and more clients paying duty and GST (goods and services tax) directly to the Canada Border Services Agency (CBSA).

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In order to demonstrate Livingston's liquidity, Table 4 shows the net balance when cash and cash equivalents are netted against the operating facility for government remittances.

Table 4 **Net Operating Facility**
As at June 30, 2005, June 30, 2004 and December 31, 2004

(in thousands of dollars)	June 30, 2005	June 30, 2004	December 31, 2004
Operating facility for government remittances	18,678	26,926	33,322
Cash and cash equivalents	5,712	11,277	9,802
Net operating facility required	12,966	15,649	23,520

The $13.0 million net operating facility required at June 30, 2005 was approximately $10.6 million lower from December 31, 2004, and well within the bank revolving line of credit of $70 million.

The current five-year credit facility expires December 16, 2009 and bears interest at varying interest rates between prime and prime plus 1.00%, depending upon certain financial performance ratios. Of the $30-million bank term credit facility, $27.3 million was drawn as at June 30, 2005, unchanged from December 31, 2004. As part of the interest-rate swap, Livingston converted $23 million of this floating rate debt to fixed rate debt with an effective rate of 4.98% on June 15, 2005. The effective term bank loan rate for the remaining $4.3 million was 4.25% for the six months ended June 30, 2005, compared with 4.26% a year earlier. As at June 30, 2005, the term bank loan rate was 4.25%, unchanged from December 31, 2004.

Cash payments made to unitholders for the second quarter of 2005 were $5.6 million and $10.9 million for the six-month period. This compares with $4.9 million and $9.7 million, respectively, for the same periods last year.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million, by way of a prospectus offering. The net proceeds of $20.8 million were used primarily to repay indebtedness incurred in respect of the recent acquisitions.

Together with cash flows generated from operations, capital expenditures, proceeds from the equity offering and cash required to finance acquisitions, total cash and cash equivalents were approximately $6 million at June 30, 2005, compared with $10 million at December 31, 2004.

Financial Instruments

Livingston's financial instruments consist of cash and cash equivalents, accounts receivable, an operating facility for government remittances, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt, as indicated in the Fund's consolidated balance sheet as at June 30, 2005.

There have not been any significant changes to the nature of these financial instruments since December 31, 2004 other than the relatively minor impact of the acquisitions. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Contractual Obligations

Livingston has committed to various contractual obligations, and management believes that Livingston will have sufficient resources from its operating cash flow to meet these obligations as they become due. Contractual obligations are defined as contractual commitments in existence but not paid for as at June 30, 2005.

There have not been any significant changes to the nature of these contractual obligations since December 31, 2004. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Off-Balance-Sheet Arrangements

Livingston has various off-balance-sheet arrangements, including a defined benefit pension plan and a post-retirement benefits plan, a foreign-exchange hedging program, an interest-rate hedging program, the direct GST payment program with clients and bonds that are necessary for Livingston to operate as a customs broker with the CBSA and the U.S. Customs & Border Protection (CBP) agency.

There have not been any significant changes to Livingston's off-balance-sheet arrangements since December 31, 2004, except for the implementation of an interest-rate hedging program in the quarter ended June 30, 2005 and certain amounts outstanding as of June 30, 2005 as indicated below. For more information on off-balance-sheet arrangements, refer to the audited consolidated financial statements for the year ended December 31, 2004 and notes to consolidated financial statements included in the Fund's 2004 Annual Report.

As at June 30, 2005, the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets was $5.6 million, up from $5.3 million at December 31, 2004, primarily as a result of higher past service costs that related to plan changes. Past service costs are amortized on a straight-line basis over the active members' average remaining years of service of 11 years, resulting in unamortized past service costs of $1.5 million as at June 30, 2005. This amount along with the unamortized net actuarial loss of $4.8 million, when added to the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets, resulted in an accrued asset of $0.7 million. This compares with an accrued liability of $0.1 million at December 31, 2004.

For post-retirement benefits, the Fund had an obligation of $8.3 million as at June 30, 2005 as determined by actuarial consultants, up from $8.1 million as at December 31, 2004, and an accrued liability of $7.8 million as at June 30, 2005, up by $0.3 million from December 31, 2004.

Livingston is exposed to foreign-exchange risk, as approximately 24% of revenue is earned in U.S. dollars, and has assets and liabilities that are settled in U.S. currency. To reduce the volatility of foreign-exchange fluctuations, Livingston had four short-term forward-exchange contracts (to be settled within three months) to sell approximately $2.0 million in U.S. currency and recorded an unrealized foreign-exchange gain of $41 thousand as at June 30, 2005, comparable to the realized foreign-exchange gain when the foreign-exchange contracts were actually settled. As of July 29, 2005, Livingston had seven short-term forward-exchange contracts (to be settled within three months) to sell approximately $3.5 million in U.S. currency at an average rate of 1.22.

To minimize exposure to fluctuating interest rates, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009. Having met the conditions for applying hedge accounting, this interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the combined cash flows of the hedged item arose from a single instrument, as though it were fixed-rate debt.

Transactions with Related Parties

There are regular inter-company activities between Livingston and its subsidiaries during the normal course of business. These transactions and balances are eliminated in the consolidated financial statements of the Fund. Related parties are defined as individuals who can influence the direction or management of the Fund or any of its subsidiaries and are, therefore, the trustees of the Fund or the directors and officers of the Fund's subsidiaries.

Neither the Fund nor any of its subsidiaries entered into any material transactions with related parties as defined above in the six months ended June 30, 2005, or at any time in prior years since the initial public offering was completed.

Critical Accounting Estimates

Critical accounting estimates require management to make certain judgments and estimates, some of which may be uncertain. Changes in these accounting estimates may have an impact on the financial results of Livingston and the Fund. There have not been any significant changes in critical accounting estimates of the Fund in the first half of 2005 relative to 2004, other than the impact of the recent acquisitions.

For more information on critical accounting estimates, see Management's Discussion and Analysis as well as the audited consolidated financial statements for the year ended December 31, 2004 and the notes to the consolidated financial statements included in the Fund's 2004 Annual Report.

Risks and Uncertainties

Information relating to the risks and uncertainties of the Fund and its subsidiaries is summarized in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report and the Fund's Annual Information Form. For additional information, refer to the "Outlook" that follows.

Recently Issued Accounting Standards

As indicated in the Fund's 2004 Annual Report, recently issued accounting standards that may affect the Fund are included in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report. Management is currently evaluating these standards but does not expect there will be a material impact on the Fund in 2005.

Outlook

Strong cross-border trade and economic activity between Canada and the United States are expected to continue through the second half of 2005.

Canadian brokerage should see continued growth in the second half of the year as market acceptance of the company's imaging technology creates new business and further opportunities for cross-selling. Livingston is well positioned for growth from the robust Canadian economy with a significant competitive advantage from its imaging technology.

The acquisition of Great Lakes and its SmartBorder® trade software is expected to continue to strengthen Livingston's U.S. customs brokerage capability and drive revenue. In addition, the company believes it can continue to strengthen its U.S. client relationships after the service improvements made in 2004, which help clients deal with the shorter time available for processing under the new rules introduced last year.

Continued strengthening of the Canadian dollar against its U.S. counterpart and currency fluctuations may still influence comparative financial results; however, Livingston intends to continue its hedging strategy for the foreseeable future. It has proven successful to date in reducing the impact of exchange-rate movement.

Management believes its international trade consulting business is in a better position to contribute to revenues and earnings in 2005 and expects to see improvement with its professional trade services. The slow period in trade shows is expected to continue to the end of the year. While transportation volumes have declined to some degree in the early part of the third quarter due to the labour dispute at the Port of Vancouver, transportation management should continue to grow with revenues from the Searail operation and the sale of additional services to clients. Livingston has seen increased volumes in imported vehicle registration. The contract with Transport Canada for this business is due to expire in September, and Livingston as well as other providers have submitted bids to the client. Although there can be no assurances that Livingston will retain the contract, management believes its experience, track record and terms make its bid attractive to the client.

While acquisitions made in the first half of the year have not yet been completely integrated, they have had a positive impact on the operations of Livingston in the second quarter. The company intends to continue to examine further potential strategic and accretive acquisitions as well as to seek to enhance its service and relationships with existing clients and to pursue new clients.

The board of trustees is confident the performance of the company in 2005 will allow the Fund to continue to meet its objective of maintaining a prudent payout ratio while providing attractive distributions for unitholders.

---

1 Cash available for distribution, or distributable cash, is not intended to be representative of cash flow or results of operations determined in accordance with Canadian generally accepted accounting principles (GAAP) and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of EBITDA[2] to cash available for distribution, see Table 2 on page 11. The calculation of cash available for distribution specifically excludes other (income) expense, which includes realized foreign-currency losses or gains and is, therefore, different from actual cash flow. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the quarter, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see Table 3 on page 12.

2 While EBITDA (earnings before interest, taxes, other (income) expense, depreciation, amortization and impairment of intangible assets) is not a recognized measure under Canadian GAAP, management believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of Livingston's performance or cash flows. Livingston's method of calculating EBITDA may differ from that used by other companies or income trusts and may not be comparable to measures used by other companies or income trusts. See Table 2 on page 11 for a reconciliation of net income to EBITDA.

3 Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations regarding the Fund and Livingston's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston assumes any obligation to update or revise such statements or any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.

Consolidated Balance Sheet

June 30, 2005

(in thousands of dollars)	As at June 30, 2005	As at December 31, 2004
	(unaudited)	
Assets		
Current assets		
Cash and cash equivalents	5,712	9,802
Accounts receivable	193,807	156,017
Prepaid expenses	1,328	1,427
Future income taxes *(note 5)*	776	567
	201,623	167,813
Property, plant and equipment	12,600	9,452
Goodwill	85,236	73,057
Intangibles	66,319	52,077
Future income taxes *(note 5)*	3,892	4,179
Employee future benefits – pension *(note 11)*	685	-
Deferred finance costs – net of accumulated amortization of $91 (December 31, 2004: $7)	755	839
	371,110	307,417
Liabilities		
Current liabilities		
Operating facility for government remittances	18,678	33,322
Government remittances payable	117,999	76,949
Unitholder distributions payable	1,920	1,767
Accounts payable and accrued liabilities	25,105	20,134
Income taxes payable	1,432	125
Client deposits and advances	9,037	7,840
Long-term debt *(note 4)*	341	-
	174,512	140,137
Long-term debt *(note 4)*	28,794	27,300
Other liabilities	4,988	2,121
Future income taxes *(note 5)*	19,000	17,415
Employee future benefits *(note 11)*	7,761	7,661
	235,055	194,634
Unitholders' Equity *(note 6)*		
Units	164,900	139,972
Accumulated earnings	36,897	27,467
Distributions to unitholders	(65,742)	(54,656)
Deficit	(28,845)	(27,189)
	136,055	112,783
	371,110	307,417

Consolidated Statements of Income and Deficit

For the period ended June 30, 2005

(in thousands of dollars, except per unit amounts, unaudited)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Net revenues	46,773	39,470	85,019	74,222
Interest income	430	333	786	736
	47,203	39,803	85,805	74,958
Cost of services	24,753	21,518	46,532	42,298
Selling, general and administrative expenses	10,093	9,215	19,660	17,980
Depreciation	1,516	1,323	2,699	2,684
Amortization	3,788	3,172	6,983	6,343
Impairment of intangible asset	-	683	-	683
Income before the undernoted	7,053	3,892	9,931	4,970
Other (income) expense *(note 10)*	(1)	145	(84)	126
Interest expense				
Long-term debt	353	403	690	835
Other	158	122	294	283
	511	525	984	1,118
Income before income taxes	6,543	3,222	9,031	3,726
Provision for (recovery of) income taxes				
Current	1,305	574	1,864	605
Future	(1,277)	(1,083)	(2,263)	(2,261)
	28	(509)	(399)	(1,656)
Net Income for the period	6,515	3,731	9,430	5,382
Deficit – beginning of period	(29,600)	(21,345)	(27,189)	(18,193)
Distributions	(5,760)	(4,953)	(11,086)	(9,756)
Deficit – end of period	(28,845)	(22,567)	(28,845)	(22,567)
Net income per unit *(note 6)*	0.40	0.25	0.60	0.36

Consolidated Statements of Cash Flows

For the period ended June 30, 2005

(in thousands of dollars, unaudited)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash provided by (used in)				
Operating activities				
Net income for the period	6,515	3,731	9,430	5,382
Adjustment for non-cash items				
Depreciation and amortization	5,304	4,495	9,682	9,027
Future income taxes	(1,277)	(1,083)	(2,263)	(2,261)
Other liabilities	(23)	(22)	(50)	(74)
Non-cash interest expense	42	132	84	264
Employee future benefits	(330)	(255)	(585)	(512)
Impairment of intangible asset	-	683	-	683
Foreign-exchange gain	(96)	(216)	(172)	(266)
	10,135	7,465	16,126	12,243
Net change in current assets and liabilities *(note 9)*	(5,727)	(14,454)	9,138	5,077
	4,408	(6,989)	25,264	17,320
Investing activities				
Acquisition of businesses, net of cash and cash equivalents acquired *(note 3)*	(10,093)	(353)	(22,669)	(353)
Property, plant and equipment	(727)	(923)	(1,871)	(1,397)
	(10,820)	(1,276)	(24,540)	(1,750)
Financing activities				
Distributions to unitholders	(5,632)	(4,878)	(10,933)	(9,681)
Issuance of units – net of issuance costs *(note 6)*	20,789	-	20,789	-
Repayment of long-term debt	(69)	-	(80)	-
Increase (decrease) in operating facility	(31,103)	(19,520)	(14,617)	(296)
	(16,015)	(24,398)	(4,841)	(9,977)
Foreign-exchange gain on cash held in foreign currency	20	143	27	4
Increase (decrease) in cash and cash equivalents	(22,407)	(32,520)	(4,090)	5,597
Cash and cash equivalents – beginning of period	28,119	43,797	9,802	5,680
Cash and cash equivalents – end of period	5,712	11,277	5,712	11,277
Cash disbursements made for:				
Income taxes	594	262	965	395
Interest	469	393	900	853

P197

1. The Fund

Livingston International Income Fund (the "Fund") is a trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated January 4, 2002.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the 2004 audited consolidated financial statements and notes thereto. The financial performance of the Fund for interim periods is not necessarily indicative of the results that may be expected for the full year due to the seasonality of Livingston's business.

2. Summary of Significant Accounting Policies

The Fund prepares its financial statements in accordance with Canadian generally accepted accounting principles. The accounting policies as disclosed in these interim consolidated financial statements are consistent with those followed in the 2004 audited consolidated financial statements.

The Fund has entered into short-term foreign-exchange contracts to sell United States currency. All forward-exchange contracts are marked to market at each reporting period. Gains and losses arising from forward-exchange contracts are included in other (income) expense. The Fund has also entered into an interest-rate swap to fix the interest rate on $23 million of its long-term debt. The interest-rate swap is accounted for as a cash flow hedge.

3. Acquisition of Businesses

Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. ("Great Lakes") effective March 1, 2005. The purchase price of US$14.8 million (Cdn$18.4 million) was financed through the revolving line of credit and through the issuance of 210,600 new Fund units. An additional US$0.6 million (Cdn$0.7 million) was paid in the quarter ended June 30, 2005 as a result of the working capital adjustment to the purchase price.

The preliminary purchase price allocation is set out below.

(in thousands of dollars)	
Cash and cash equivalents	1,225
Accounts receivable and other assets	3,005
Property, plant and equipment	2,013
Intangible assets	10,204
Goodwill	6,418
Accounts payable and accrued liabilities	(2,573)
Long-term debt	(1,183)
	19,109
Consideration:	
Cash (including working capital adjustment of $688)	14,494
Acquisition costs	476
Units (210,600 units)	4,139
	19,109

P198

Included in accrued liabilities is a provision of $0.6 million to integrate the operations of the acquired companies with those of Livingston. The integration of operations is expected to continue through fiscal 2005 with completion anticipated during 2006.

In the second quarter, intangible assets were increased by $1.7 million while goodwill was reduced by the same amount compared with the first quarter, as a result of the revision of the Great Lakes purchase price allocation.

On April 7, 2005, Livingston acquired all of the shares of Searail Cargo Surveys Ltd. The initial purchase price paid of $9.4 million was financed through the revolving line of credit. Under the terms of the purchase agreement, up to an additional $5.075 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Since the earnout is considered to be probable and will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this additional potential purchase consideration of $1.692 million has been included in accrued liabilities, and the long-term portion of $2.917 million has been included in other liabilities.

The preliminary purchase price allocation is set out below.

(in thousands of dollars)	
Cash and cash equivalents	25
Accounts receivable and other assets	2,182
Property, plant and equipment	1,963
Intangible assets	11,021
Goodwill	5,762
Accounts payable and accrued liabilities	(1,947)
Long-term debt	(746)
Future income taxes	(3,926)
	14,334
Consideration:	
Cash	9,425
Acquisition costs	300
Accrued consideration	4,609
	14,334

Included in accrued liabilities is a provision of $0.3 million to integrate the operations of the acquired companies with those of Livingston. The integration of operations is expected to continue through fiscal 2005 with completion anticipated during 2006.

The above acquisitions have been accounted for by the purchase method with results of operations included in earnings from the date of acquisition. The purchase price has been allocated to the assets acquired and liabilities assumed based on management's best estimate of fair values. Given the complexity of the acquired operations as well as the short time that has elapsed since the acquisitions, the cost and the allocation of the acquisitions are subject to change based on the final resolution of these estimates, anticipated by the end of the year.

For further information on business acquisitions, see the notes to the audited consolidated financial statements of the Fund for the year ended December 31, 2004.

4. Long-Term Debt

As a result of the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc., Livingston assumed a mortgage and three notes payable in the amount of Cdn$1.2 million.

As part of the acquisition of Searail Cargo Surveys Ltd., Livingston assumed four loans in the aggregate amount of $0.7 million.

Effective June 15, 2005, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009. This interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the combined cash flows of the hedged item arose from a single instrument.

(in thousands of dollars)	As at June 30, 2005
Great Lakes Customs Brokerage, Inc.	
Mortgage payable in monthly instalments bearing interest at 6.1%, with a final payment of approximately $515 (US$414) due January 2013 (US$815)	999
Notes payable in monthly instalments bearing interest at 4.7% to 6.2%, maturing between July 2007 and December 2008 (US$112)	136
	1,135
Searail Cargo Surveys Ltd.	
Loans payable in monthly instalments bearing interest at 5.0% to 7.0%, maturing between July 2007 and March 2013, and secured by various vehicles	700
Livingston International Inc.	
Term bank loan bearing interest at prime plus varying premiums between 0% and 1% dependent on certain financial performance ratios, due December 16, 2009	4,300
Term bank loan converted to fixed-rate debt by an interest-rate swap at an effective fixed interest rate of 4.98%, due December 16, 2009	23,000
	27,300
Total debt	29,135
Less: current portion	341
Long-term debt	28,794

The mortgage is secured by the owned property occupied by the Great Lakes Customs Brokerage, Inc. operation in Niagara Falls, New York. The three notes are secured by various vehicles.

5. Income Taxes

The recovery for income taxes differs from the provision computed at statutory rates as shown below.

(in thousands of dollars)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Expected tax at a combined statutory rate of 35.3% (2004: 35.4%)	2,310	1,139	3,189	1,317
Trust income not taxable	(1,747)	(1,625)	(3,369)	(3,262)
Non-deductible items	(83)	81	144	150
Effect of foreign tax rates	10	11	27	17
Effect of change in future tax rates	(50)	(59)	(50)	(20)
Non-deductible foreign-exchange (gains)	(67)	(42)	(60)	(70)
Other items	(345)	(14)	(280)	212
	28	(509)	(399)	(1,656)

The tax effects of significant components of temporary differences giving rise to the Fund's future income taxes are set out in the table below.

(in thousands of dollars)	As at June 30, 2005	As at December 31, 2004
Other liabilities	531	524
Employee future benefits	2,447	2,707
Provisions and other temporary differences	1,690	1,515
Total future tax assets	4,668	4,746
Property, plant and equipment	31	50
Intangibles	18,969	17,365
Total future tax liabilities	19,000	17,415
Net future tax liabilities	14,332	12,669
Classified as follows:		
Current future tax asset	776	567
Long-term future tax asset	3,892	4,179
Long-term future tax liabilities	19,000	17,415

6. Unitholders' Equity

Units

An unlimited number of units may be issued pursuant to the Declaration of Trust. An aggregate of 15,102,600 units was issued and outstanding as at December 31, 2004.

On March 2, 2005, as part of the Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. acquisitions, an additional 210,600 units were issued from treasury. A two-year lock-up period applies to these newly issued units of the Fund, such that, barring special circumstances, 50% will be released for resale after the first year and the remaining 50% after the second year. As a result of the two-year lock-up period, the units have been discounted at a rate of 10% to reflect the estimated fair value of the units. Each unit is voting and transferable, and represents an equal undivided beneficial interest in the Fund and in any distributions of the Fund.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million in a public offering. The gross proceeds were reduced for underwriters', legal and other fees of $1.4 million, resulting in net proceeds of $20.8 million.

(in thousands of dollars, except unit amounts)		As at June 30, 2005
	No. of units	$
Units outstanding from inception to December 31, 2004	15,102,600	139,972
Units issued – acquisition of Great Lakes and South Ranch	210,600	4,139
Units issued – cash consideration	1,100,000	20,789
Units outstanding, as at June 30, 2005	16,413,200	164,900

Long-Term Incentive Plan

Key senior management of Livingston and its affiliates are eligible to participate in the long-term incentive plan (the "LTIP"). It is the Fund's policy to record the LTIP amount as an expense as distributions are made in accordance with the LTIP policy.

The LTIP amount expensed for the quarter ended June 30, 2005 was $0.75 million and $0.92 million for the six months ended June 30, 2005.

Net Income per Unit

Net income per unit is calculated using the weighted average number of units outstanding. The weighted average number of units outstanding for the three months ended June 30, 2005 was 16,111,002 (June 30, 2004: 15,102,600) and 15,645,656 for the six months ended June 30, 2005 (June 30, 2004: 15,102,600).

7. Segmented Information

The Fund's reportable segments comprise Canadian customs brokerage, United States customs brokerage (the impact of the acquisition of Great Lakes Customs Brokerage, Inc. for the four months from March 1, 2005 to June 30, 2005 is included in United States customs brokerage) and international trade consulting. These segments follow the same accounting policies as described in the summary of significant accounting policies, and all intersegment revenues are recorded at exchange amounts. Management evaluates the performance of each segment based on operating segment contribution, which includes salary expense and selling, general and administrative expenses directly attributable to the segment. The segment labelled "other services" includes other business lines of the Fund, such as imported vehicle registration, business outsourcing services, transportation management, vehicle transportation (includes the impact of the acquisition of Searail Cargo Surveys Ltd. from April 8 to June 30, 2005), specialized services for the trade shows and special event business and technology services (as a result of the acquisition of South Ranch, Inc.). Interest expense, other (income) expense, income taxes, depreciation and amortization are not taken into account in the evaluation of the performance of the business segments.

Assets do not form part of management's evaluation of the performance of individual segments and are therefore not reported on a segmented basis.

The Fund has no individual client for whom revenues exceed 10% of total net revenues.

Business Segments

(in thousands of dollars)

Three months ended June 30, 2005	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	21,882	10,732	2,142	12,017		46,773
Interest income	430	-	-	-		430
Intersegment revenues	-	-	101	538	(639)	-
Total revenues	22,312	10,732	2,243	12,555	(639)	47,203
Cost of services	(9,903)	(5,526)	(1,659)	(7,665)		(24,753)
Intersegment cost of services			(101)	(538)	639	-
Total cost of services	(9,903)	(5,526)	(1,760)	(8,203)	639	(24,753)
Operating segment contribution	12,409	5,206	483	4,352		22,450
Selling, general and administrative expenses						10,093
Depreciation and amortization						5,304
Interest expense						511
Other income						(1)
Income tax expense						28
Net income						6,515

(in thousands of dollars)

Three months ended June 30, 2004	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	18,520	8,595	2,364	9,991		39,470
Interest income	333	-	-	-		333
Intersegment revenues	-	-	90	76	(166)	-
Total revenues	18,853	8,595	2,454	10,067	(166)	39,803
Cost of services	(8,907)	(4,443)	(2,243)	(5,925)		(21,518)
Intersegment cost of services	-	-	(90)	(76)	166	-
Total cost of services	(8,907)	(4,443)	(2,333)	(6,001)	166	(21,518)
Operating segment contribution	9,946	4,152	121	4,066		18,285
Selling, general and administrative expenses						9,215
Depreciation and amortization						4,495
Impairment of intangible asset						683
Interest expense						525
Other expense						145
Income tax recovery						(509)
Net income						3,731

Business Segments (cont'd)
(in thousands of dollars)

Six months ended June 30, 2005	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	42,302	19,116	4,412	19,189		85,019
Interest income	786	-	-	-		786
Intersegment revenues	-	-	202	990	(1,192)	-
Total revenues	43,088	19,116	4,614	20,179	(1,192)	85,805
Cost of services	(19,454)	(10,598)	(3,430)	(13,050)		(46,532)
Intersegment cost of services			(202)	(990)	1,192	-
Total cost of services	(19,454)	(10,598)	(3,632)	(14,040)	1,192	(46,532)
Operating segment contribution	23,634	8,518	982	6,139		39,273
Selling, general and administrative expenses						19,660
Depreciation and amortization						9,682
Interest expense						984
Other income						(84)
Income tax recovery						(399)
Net income						9,430

(in thousands of dollars)

Six months ended June 30, 2004	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	36,109	16,285	4,643	17,185		74,222
Interest income	736	-	-	-		736
Intersegment revenues	-	-	198	154	(352)	-
Total revenues	36,845	16,285	4,841	17,339	(352)	74,958
Cost of services	(17,959)	(8,605)	(4,411)	(11,323)		(42,298)
Intersegment cost of services	-	-	(198)	(154)	352	-
Total cost of services	(17,959)	(8,605)	(4,609)	(11,477)	352	(42,298)
Operating segment contribution	18,886	7,680	232	5,862		32,660
Selling, general and administrative expenses						17,980
Depreciation and amortization						9,027
Impairment of intangible asset						683
Interest expense						1,118
Other expense						126
Income tax recovery						(1,656)
Net income						5,382

P 204

8. Contingencies

The Fund's subsidiaries are involved in litigation and other claims arising in the normal course of business. Management believes that any liability that may arise from such contingencies would not have a significant adverse effect on the financial position of the Fund.

Livingston is subject to audit by tax authorities in both Canada and the United States. Following one such audit by the Province of British Columbia, Livingston received a reassessment for taxes from 1996 to 2002 in the amount of approximately $0.4 million plus interest of $0.2 million in the first quarter of 2004. To avoid incurring additional interest costs, the amount was paid in April 2004; however, as Livingston does not believe that this reassessment is correct, a notice of appeal was filed in June 2004. This amount is included in accounts receivable. Management does not believe that this reassessment, if upheld, will have a material impact on the financial position of the Fund.

Livingston has arranged for an aggregate of approximately $20 million in bonds with the Canada Border Services Agency and the U.S. Customs & Border Protection agency to allow it to operate as a customs broker and to facilitate the release of clients' goods from Customs prior to the payment of duties and taxes.

9. Net Change in Current Assets and Liabilities

(in thousands of dollars)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Accounts receivable	(20,132)	(1,295)	(33,359)	(25,703)
Prepaid expenses	415	108	1,175	888
Government remittances and accounts payable	11,741	(13,986)	38,902	28,722
Client deposits and advances	1,203	(140)	1,108	(282)
Income taxes payable	1,046	859	1,312	1,452
	(5,727)	(14,454)	9,138	5,077

10. Other (Income) Expense

Included in other (income) expense are unrealized gains or losses arising on the translation of foreign operations and the exchange gains or losses from the translation of U.S.-dollar-denominated monetary assets and liabilities for the quarter ended June 30,2005 resulting in a $0.096 million gain ($0.140 million gain for the six months ended June 30, 2005) and a realized exchange loss of $0.095 million ($0.056 million loss for the six months ended June 30, 2005).

P205

11. Employee Future Benefits

The defined benefit plan benefits are determined based on a number of actuarial assumptions, such as expected rate of return on assets, projected salary increases, discount rates and mortality rates.

Information about Livingston's benefit plans and significant actuarial assumptions adopted in measuring the company's benefit obligations are set out below.

	Six months ended June 30, 2005			**Year ended December 31, 2004**		
(in thousands of dollars)	Defined benefit pension plan	Other benefit plans	Total	Defined benefit pension plan	Other benefit plans	Total
Plan assets						
Fair value – beginning of period	19,624	-	19,624	17,993	-	17,993
Actual return on plan assets	1,017	-	1,017	1,360	-	1,360
Employer contributions	1,186	100	1,286	2,005	206	2,211
Employee contributions	61	-	61	113	-	113
Benefits paid	(863)	(100)	(963)	(1,847)	(206)	(2,053)
Fair value – end of period	21,025	-	21,025	19,624	-	19,624
Plan obligation						
Accrued benefit obligation – beginning of period	24,939	8,089	33,028	22,857	6,919	29,776
Plan amendments	1,501	-	1,501	-	-	-
Current service costs	203	72	275	364	119	483
Employee contributions	61	-	61	113	-	113
Interest cost	774	242	1,016	1,411	433	1,844
Benefits paid	(863)	(100)	(963)	(1,847)	(206)	(2,053)
Actuarial losses	-	-	-	2,041	824	2,865
Accrued plan obligation – end of period	26,615	8,303	34,918	24,939	8,089	33,028
Plan surplus (deficit)						
End of the period plan fair value, less accrued pension obligation	(5,590)	(8,303)	(13,893)	(5,315)	(8,089)	(13,404)
Unamortized net actuarial loss	4,813	479	5,292	5,197	479	5,676
Unamortized past service costs	1,462	63	1,525	-	67	67
Accrued asset (liability)	685	(7,761)	(7,076)	(118)	(7,543)	(7,661)

P206

	As of June 30, 2005		As of December 31, 2004	
	Defined benefit pension plan %	Other benefit plans %	Defined benefit pension plan %	Other benefit plans %
Weighted average assumptions				
Discount rate	6.25	6.25	6.25	6.25
Expected return on plan assets	7.50	-	7.50	-
Rate of compensation increase	3.50	3.50	3.50	3.50

The components of pension expense are set out below.

	Three months ended June 30, 2005		Three months ended June 30, 2004	
	Defined benefit pension plan	Other benefit plans	Defined benefit pension plan	Other benefit plans
Current service cost	106	36	91	29
Interest on obligation	381	121	353	109
Expected return on plan assets	(366)	-	(340)	-
Amortization of actuarial loss	61	-	18	-
Amortization of past service costs	27	2	-	1
	209	159	122	139

	Six months ended June 30, 2005		Six months ended June 30, 2004	
	Defined benefit pension plan	Other benefit plans	Defined benefit pension plan	Other benefit plans
Current service cost	203	72	182	58
Interest on obligation	774	242	707	218
Expected return on plan assets	(755)	-	(681)	-
Amortization of actuarial loss	122	-	36	-
Amortization of past service costs	39	4	-	2
	383	318	244	278

The Fund's subsidiaries also maintain various defined contribution plans. The employer contributions paid during the quarter ended June 30, 2005 were $0.249 million (2004: $0.274 million) and $0.649 million for the half year (2004: $0.692 million).

12 Comparative Amounts

Comparative amounts have been reclassified to conform to the current period presentation.

P207

Head Office
405 The West Mall, Suite 400
Toronto ON M9C 5K7
Canada

416 626-2800
Fax 416 622-3890

investorrelations@livingstonintl.com
www.livingstonintl.com

P 208

Exhibit 5

P 209

Ownership of Livingston International Inc.

Livingston International Income Fund (the "Fund") commenced operations on February 11, 2002, when it completed an initial public offering and purchased the common shares of Livingston International Inc. ("Livingston" or "Livingston International") from CAI Capital Corporation and other investors. Livingston International is a wholly owned indirect subsidiary of the Fund.

Presentation of Financial Results

This Management's Discussion and Analysis, the accompanying interim unaudited consolidated financial statements of the Fund and notes thereto present the results of the Livingston International Income Fund and its subsidiaries in Canada and the United States, which conduct the Fund's day-to-day business operations, for the three-month and six-month periods ended June 30, 2005 and June 30, 2004 respectively. These interim unaudited financial statements are intended to be read in conjunction with the annual audited financial statements and accompanying notes to the consolidated financial statements for the year ended December 31, 2004, included in the Fund's 2004 Annual Report. This information is available from the Investor Relations page of Livingston's web site at www.livingstonintl.com. All financial information is presented in Canadian dollars, unless specified otherwise.

Forward-Looking Statements

Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations. Undue reliance should not be placed on forward-looking statements. See footnote 3 on page 17.

Non-GAAP Measures

Livingston has provided, as supplementary information it believes would be useful to investors, some measures, namely cash available for distribution[1] and EBITDA[2], that are not recognized by Canadian generally accepted accounting principles (GAAP). A reconciliation of these measures is included in Table 2 on page 11 and Table 3 on page 12.

Recent Acquisitions

Effective March 1, 2005, Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. ("Great Lakes"). Great Lakes' financial results are included with Livingston's U.S. customs brokerage operations and the SmartBorder® technology services acquired are accounted for under other services. Also included in other services are the financial results from Searail Cargo Surveys Ltd. ("Searail"), acquired by Livingston on April 7, 2005.

Operating Results

Three months ended June 30, 2005

Livingston International, including its subsidiaries, recorded revenues and interest income of $47.2 million for the quarter ended June 30, 2005, an increase of 18.6% from the same period in 2004. This was due primarily to growth in Canadian brokerage services, U.S. brokerage services and other services. International trade consulting revenues were down slightly.

Cost of services increased by 15.0% over the same quarter in 2004 to $24.8 million, primarily due to higher costs in Canadian brokerage as well as additional costs from the acquired businesses. Cost of services was lower in international trade consulting. The contribution margin improved to $22.5 million in the quarter ended June 30, 2005, or 47.6% of revenue, up from $18.3 million, or 45.9%, for the same period in 2004.

Selling, general and administrative expenses for the quarter were $10.1 million compared with $9.2 million for the same period a year ago. The $0.9 million increase in expenses resulted primarily from higher salary and other costs as well as the inclusion of costs from the acquired businesses. Selling, general and administrative expenses were 21.4% of revenue for the quarter ended June 30, 2005, down from 23.2% in the year-earlier quarter. This reduction was due to the effect of the acquisitions increasing revenues while selling, general and administrative expenses increased only marginally.

Net income for the quarter ended June 30, 2005 was $6.5 million, or $0.40 per unit, compared with

P 210

$3.7 million, or $0.25 per unit, in the quarter ended June 30, 2004. The increase in net income was due to improved overall results offset by higher income tax expense in the quarter compared with the same period in 2004.

Earnings before interest, taxes, other (income) expense, depreciation and amortization (EBITDA[2]) were $12.4 million. As compared to the same period in 2004, EBITDA[2] was higher by approximately $3.3 million and was 26.2% of revenue, up from 22.8% a year ago. The overall contribution of the acquisitions to EBITDA[2] was $1.7 million in the quarter.

Depreciation expense for the second quarter was $1.5 million compared with $1.3 million for the same period in 2004. The increase in depreciation expense is a result of depreciation on property and equipment purchased through the recent acquisitions and that include facilities, computers and office equipment as well as vehicles used in operations.

When the Fund purchased Livingston International, part of the purchase price was allocated to intangible assets, which represent the value of client relationships, contracts and technology acquired. Similarly, as a result of the Searail acquisition, a portion of the purchase price was allocated to intangible assets, increasing these by approximately $11.0 million in the quarter ended June 30, 2005. In the second quarter, intangible assets were increased by $1.7 million while goodwill was reduced by the same amount compared with the first quarter, as a result of the revision of the Great Lakes purchase price allocation.

Intangible assets are amortized over the expected periods of benefit, generally from five to 10 years, resulting in a charge of $3.8 million in the quarter, higher than the $3.2 million from the same period in 2004, due to the additional amortization of intangible assets relating to the acquisitions.

In the second quarter 2004, the Fund recorded a one-time provision for the impairment of an intangible asset related to the Canada Post Corporation ("CPC") contract not being renewed.

In accordance with GAAP, goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired and is not amortized. It is, however, subject to an annual impairment test to determine if the carrying value is below fair value. This was completed at December 31, 2004 with no impairment provision required to be made. The Searail acquisition resulted in additional goodwill of $5.8 million in the quarter ended June 30, 2005 based on the preliminary price allocation.

The purchase price for the acquisitions of Searail in the second quarter and Great Lakes in the first quarter has been allocated to the assets acquired and liabilities assumed based on management's best estimate of fair values. Given the complexity of the acquired operations as well as the short time that has elapsed since the acquisitions, the cost of the acquisitions and the allocation thereof are subject to change based on the final resolution of these estimates.

Included in other (income) expense were unrealized and realized losses or gains from the translation of U.S.-dollar-denominated monetary assets and liabilities of Livingston and its subsidiaries. Livingston's hedging strategy by means of short-term forward-exchange contracts helped to moderate the impact of currency fluctuations, resulting in a foreign-exchange gain of $1 thousand for the quarter ended June 30, 2005, compared with a loss of $0.1 million a year ago. See "Off-Balance-Sheet Arrangements" for further information.

Interest expense on long-term debt was $0.4 million for the quarter ended June 30, 2005, unchanged from the same quarter in 2004. Livingston entered into an interest-rate swap, which fixed the effective interest rate at 4.98% until December 16, 2009. As the swap was entered into late in the quarter, on June 15, 2005, its effect on interest expense for the quarter was not significant. Non-cash interest expense relating to the amortization of deferred finance fees totalled $40 thousand for the quarter ended June 30, 2005, compared with $0.1 million in the same quarter in 2004. The lower interest expense on long-term debt primarily reflects lower deferred finance fees as a result of renegotiating the new bank facility in December 2004, offset by slightly higher interest rates in 2005.

Other interest expense, related to the revolving line of credit for government remittances, was $0.16 million for the quarter, up by $0.04 million from a year earlier. The increase was due to the higher borrowing costs early in the quarter related to the acquisitions, partially offset by lower standby fees as a result of renegotiating the new bank facility.

Interest income increased slightly in the quarter to $0.4 million as a result of higher interest rates.

While the Fund reported pre-tax income of $6.5 million for the quarter ended June 30, 2005, it recognized income tax expense of $30 thousand, composed of a current tax expense and a future income tax recovery. On pre-tax income of $6.5 million, the overall expected income tax expense was $2.3 million compared with a tax expense reported of $30 thousand. Because the Fund is a mutual fund trust for Canadian income tax purposes, income allocated to unitholders reduced the Fund's income tax expense by $1.8 million, while non-deductible items and changes in income tax rates decreased the tax expense by $0.5 million. The future income tax recovery of $1.3 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Six months ended June 30, 2005

For the six months ended June 30, 2005, revenues and interest income totalled $85.8 million, 14.5% higher than the same period last year. This increase resulted primarily from growth in Canadian brokerage services, U.S. brokerage services and other services. International trade consulting revenues were also somewhat lower than a year ago.

Cost of services was $46.5 million for the half-year period, an increase of 10.0% over the same period in 2004. The cost increase came from Canadian customs brokerage, U.S. customs brokerage as well as additional costs from the acquired businesses. Cost of services was lower in international trade consulting. This resulted in a contribution margin increase of $6.6 million, or 20.2%, to $39.3 million over the same period in 2004. As a per cent of revenue, the contribution margin increased to 45.8% for the six-month period ended June 30, 2005, up from 43.6% for the same period in 2004.

Higher salary and costs of the acquired businesses affected selling, general and administrative expenses in the six months ended June 30, 2005, which increased by $1.7 million from a year ago to $19.7 million. As a per cent of revenue, the selling, general and administrative margin declined to 22.9% in the six-month period ended June 30, 2005 from 24.0% for the first half of 2004, again due to revenue from the acquired businesses.

For the six months ended June 30, 2005, net income was $9.4 million, or $0.60 per unit, compared with $5.4 million, or $0.36 per unit, for the same period in 2004. EBITDA[2] for the first half of 2005 increased by $4.9 million or 33.6% to $19.6 million or 22.9% of revenue. This compares with $14.7 million or 19.6% of revenue for the same period in 2004. The acquisitions contributed $1.9 million to EBITDA[2] since the respective dates of acquisition.

For the six months ended June 30, 2005, depreciation expense was relatively unchanged from a year earlier at $2.7 million. Intangible assets increased by $21.2 million and amortization of intangible assets was $7.0 million compared with $6.3 million for the same period in 2004, again as a result of the recent acquisitions.

Goodwill increased by $12.2 million in the six months ended June 30, 2005, with the Searail acquisition in the second quarter and the Great Lakes acquisition in the first quarter.

Under other (income) expense, there was a foreign-exchange gain of $80 thousand for the six months ended June 30, 2005, compared with a foreign-exchange loss of $0.1 million for the same period in 2004.

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Interest expense on long-term debt in the first half was $0.7 million compared with $0.8 million for the six months ended June 30, 2004, primarily as a result of deferred finance fees.

Other interest expense was $0.3 million, unchanged from the same period in 2004.

Higher interest rates in the first half, compared to a year earlier, led to a minor increase in interest income to $0.8 million for the six months ended June 30, 2005.

For the first half, the Fund reported pre-tax income of $9.0 million and recognized an income tax recovery of $0.4 million. The recovery comprised current tax expense of $1.9 million and a future income tax recovery of $2.3 million. On pre-tax income of $9.0 million, the overall expected income tax expense was $3.2 million, compared with a tax recovery reported of $0.4 million. Income allocated to unitholders reduced the Fund's income tax expense by $3.4 million, while non-deductible items and changes in income tax rates decreased the tax expense by $0.2 million. The future income tax recovery of $2.3 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Table 1

Quarterly Consolidated Statement of Income
For the quarters ending from March 31, 2004 to June 30, 2005
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
Net revenues	46,773	38,246	36,820	35,264	39,470	34,752
Interest income	430	356	381	331	333	403
	47,203	38,602	37,201	35,595	39,803	35,155
Cost of services	24,753	21,779	20,850	20,768	21,518	20,780
Contribution margin	22,450	16,823	16,351	14,827	18,285	14,375
Selling, general and administrative expenses	10,093	9,567	8,894	7,997	9,215	8,765
EBITDA[2]	12,357	7,256	7,457	6,830	9,070	5,610
Depreciation	1,516	1,183	1,278	1,351	1,323	1,361
Amortization	3,788	3,195	3,135	3,136	3,172	3,171
Impairment of an intangible asset	-	-	-	-	683	-
Income before the undernoted	7,053	2,878	3,044	2,343	3,892	1,078
Other (income) expense	(1)	(83)	186	(33)	145	(19)
Interest expense						
Long-term debt	353	337	507	439	403	432
Other	158	136	165	133	122	161
	511	473	672	572	525	593
Income before income taxes	6,543	2,488	2,186	1,804	3,222	504
Provision for (recovery of) income taxes						
Current	1,305	559	426	(44)	574	31
Future	(1,277)	(986)	(1,399)	(612)	(1,083)	(1,178)
	28	(427)	(973)	(656)	(509)	(1,147)
Net income for the period	6,515	2,915	3,159	2,460	3,731	1,651
Net income per unit	0.40	0.19	0.21	0.16	0.25	0.11
Weighted average units outstanding *	16,111.0	15,175.1	15,102.6	15,102.6	15,102.6	15,102.6

* On March 2, 2005, as part of the Great Lakes acquisition, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. The weighted average number of units outstanding for the quarter ended March 31, 2005 was 15,175,140 units (March 31, 2004: 15,102,600 units). On April 26, 2005, the Fund issued 1.1 million units from treasury in a public offering, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for the quarter ended June 30, 2005 was 16,111,002 (June 30, 2004:15,102,600 units).

P213

Canadian Customs Brokerage
Revenues for the quarter ended June 30, 2005 increased by approximately 18.3% to $22.3 million, due to an increase of approximately 13.4% in import volumes from new and existing clients into Canada and higher revenue per transaction compared to the year-earlier quarter. Interest income also increased due to higher interest rates than in the same period in 2004.

Cost of services increased by 11.2% to $9.9 million in the quarter over the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up to $12.4 million, or 55.6% of revenues, in the quarter ended June 30, 2005 from approximately $9.9 million, or 52.8% of revenues, a year earlier.

For the six months ended June 30, 2005, revenue increased by approximately 16.9% to $43.1 million, due to approximately 11.1% higher import volumes from new and existing clients into Canada and higher revenue per transaction than in the same period of 2004. Higher interest rates than a year earlier resulted in slightly increased interest income in the first half of 2005.

Cost of services for the six months ended June 30, 2005 was $19.5 million or 8.3% higher than the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up in the six months ended June 30, 2005 from approximately $18.9 million or 51.3% of revenues in 2004 to $23.6 million or 54.9% of revenues.

U.S. Customs Brokerage
In Canadian dollars, overall revenues for the quarter ended June 30, 2005 increased by 24.9% from a year earlier to $10.7 million. The provision of additional value-added services to clients increased revenue by 8.9%. This was offset by a 1.5% reduction of trade volumes into the United States and the effect of foreign-exchange translation of U.S. dollar revenues into Canadian dollars, which reduced revenue by $0.8 million or 9.1% of revenues. Great Lakes contributed 26.6% or $2.3 million in revenue.

The average Canada-United States currency-exchange rate for the second quarter was 1.24 compared with 1.36 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the second quarter for the U.S. brokerage operation were up $2.3 million or 36.4% over 2004, as a result of additional value-added services provided and the effect of Great Lakes.

In Canadian dollars, the overall cost of services for the U.S. customs brokerage operation in the quarter rose by $1.1 million or 24.4% from a year earlier to $5.5 million. The main reasons for this increase were higher salary and other costs, which increased by $0.5 million, and the additional operating expenses of the Great Lakes operations of $1.0 million. This was offset by the favourable foreign-exchange translation of U.S. dollar costs into Canadian dollars, resulting in a cost reduction of approximately $0.4 million compared with 2004.

In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the second quarter increased by approximately $1.2 million or 35.8% over the same period in 2004, due primarily to higher salary and other costs and the addition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation was $5.2 million or 48.5% of revenues for the quarter ended June 30, 2005 compared to $4.2 million or 48.3% in the year-earlier quarter.

For the six months ended June 30, 2005, revenues in Canadian dollars increased from the first half of 2004 by 17.4% to $19.1 million. The provision of additional value-added services to clients contributed 9.0% of the higher revenue. Offsetting this was a 1.7% reduction in trade volumes into the United States and the impact of foreign-exchange translation, which reduced revenue by $1.4 million or 8.4%. Great Lakes contributed 18.5% or $3.0 million in additional revenue.

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The average Canada-United States currency-exchange rate for the six-month period ended June 30, 2005 was 1.24 compared with 1.34 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the first half for the U.S. brokerage operation were up $3.3 million or 27.3% over 2004, as a result of additional value-added services provided and the addition of Great Lakes.

For the six months ended June 30, 2005, the overall cost of services in Canadian dollars for the U.S. customs brokerage operation was up from a year earlier by $2.0 million or 23.2% to $10.6 million. This increase was mainly due to higher salary and other costs of $1.3 million and the additional operating expenses for the Great Lakes operation of $1.5 million compared with the first half of 2004. The favourable foreign-exchange translation of U.S. dollar costs into Canadian dollars resulted in a cost reduction of approximately $0.8 million from 2004. In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the half increased by $2.2 million or approximately 33.7% over the same period in 2004, due primarily to higher salary and other costs and the acquisition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation was $8.5 million or 44.6% of revenues for the six months ended June 30, 2005, compared with $7.7 million or 47.2% a year earlier.

International Trade Consulting

Revenues in the quarter ended June 30, 2005 were down by $0.2 million from a year earlier to $2.1 million, primarily due to lower volumes in the NAFTA consulting business and lower revenues from the Canadian consulting business. This was partially offset by improved results from post-entry work and continued growth in the U.S. consulting business.

For the six months ended June 30, 2005, revenues decreased by $0.2 million to $4.4 million for the same reasons.

Compared with the second quarter of 2004, cost of services decreased by approximately $0.6 million or 26.0% to $1.7 million for the quarter ended June 30, 2005. The lower costs resulted from lower salary and other costs as this segment continued to reduce its cost of services in response to lower revenues experienced in previous quarters. The lower cost of services improved the contribution margin to $0.5 million or 22.5% of revenues in the latest quarter from $0.1 million or 5.1% a year ago.

For the six months ended June 30, 2005, cost of services decreased by approximately $1.0 million or 22.2% from a year earlier to $3.4 million. This segment's response to lower revenue reduced expenses from salary and other costs and improved the contribution margin to $1.0 million or 22.3% of revenues in 2005 from $0.2 million or 5.0% a year earlier.

Other Services

Revenues rose to $12.0 million in the quarter ended June 30, 2005, a 20.3% or $2.0 million increase over the same period in 2004, primarily due to higher volumes in imported vehicle registrations and from the recent acquisitions. These were offset by lower revenues from specialized services for trade shows and special events and the $0.9 million impact of the non-renewal of the CPC contract in 2004, compared to a year earlier. Revenues from business outsourcing operations and transportation management were comparable to the year-earlier period.

P 215

Cost of services was up by 29.4% or $1.7 million in the quarter ended June 30, 2005 from the same period in 2004. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and from the acquired businesses. The non-renewal of the CPC contract in the second half of 2004 reduced costs by $0.8 million in the quarter. The contribution margin for the quarter ended June 30, 2005 increased by $0.3 million to $4.4 million or 36.2% of revenues, from $4.1 million or 40.7% of revenues in 2004.

For the six-month period ended June 30, 2005, revenues increased by 11.7% or $2.0 million from a year earlier to $19.2 million, primarily due to increased volumes in imported vehicle registrations and revenue from the acquired businesses. Revenues from business outsourcing operations and transportation management were slightly higher than a year earlier. This was offset by lower revenues from specialized services for trade shows and special events and the impact of the non-renewal of the CPC contract in 2004, which reduced revenue by $1.8 million in the first half ended June 30, 2005.

Cost of services for the six months ended June 30, 2004 was up by $1.8 million or 15.3% from $11.3 million a year earlier to $13.1 million. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and the acquired businesses. Lower costs from the non-renewal of the CPC contract in the second half of 2004 reduced costs by $1.4 million in the first half. The contribution margin increased to $6.1 million or 32.0% of revenues in the six months ended June 30, 2005, compared with $5.9 million, or 34.1% of revenues, in 2004.

Distributions

The Fund generated $10.1 million or $0.628 per unit of cash available for distribution[1] in the quarter ended June 30, 2005. This increase over the cash available for distribution[1] of $7.7 million or $0.512 per unit a year earlier was primarily due to improved EBITDA[2] contribution from existing businesses and the addition of Great Lakes and Searail. Cash available for distribution[1] for the second quarter was calculated by deducting cash interest of $0.5 million, maintenance capital expenditures of $0.5 million and income tax expense of $1.3 million from EBITDA[2] of $12.4 million, as indicated in Table 2 on page 11.

Distributions of $5.8 million or $0.358 per unit for the quarter ended June 30, 2005 were up from $5.0 million or $0.328 per unit in the same period in 2004. The payout ratio, or actual distributions expressed as a per cent of cash available for distribution[1], was 56.9% for the quarter ended June 30, 2005, lower than the 64.0% in the same period in 2004. This was primarily due to improved results and partially offset by higher taxes incurred for the higher EBITDA[2] generated in the second quarter of 2005 compared with 2004.

For the six months ended June 30, 2005, the Fund generated $15.5 million or $0.990 per unit of cash available for distribution[1], up from $12.7 million or $0.842 per unit in the same period in 2004, primarily due to higher earnings and the additional business from the recent acquisitions. Cash available for distribution[1] for the first half of 2005 was calculated by deducting cash interest of $0.9 million, maintenance capital expenditures of $1.3 million and income tax expense of $1.9 million from EBITDA[2] of $19.6 million, as shown in Table 2 on page 11.

Distributions of $11.1 million or $0.709 per unit were declared for the six months ended June 30, 2005, up from $9.8 million or $0.646 per unit a year earlier. The payout ratio was 71.6% for the first half of 2005, lower than the 76.7% for the same period in 2004, for the same reasons stated above.

From the inception of the Fund to June 30, 2005, the payout ratio has been 79.5% and the aggregate excess of cash available for distribution[1] over actual distributions has been $16.9 million. The excess cash has been used to reduce Livingston's revolving line of credit and to fund certain non-maintenance capital expenditures.

On March 2, 2005, as part of the purchase consideration for the Great Lakes acquisition, an additional 210,600 units were issued from treasury. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury. These two transactions increased the total number of units outstanding to 16,413,200 from 15,102,600.

Table 2 **Cash Available for Distribution[1] and EBITDA[2]**
From February 11, 2002 to June 30, 2005
(in thousands of dollars, except per unit amounts)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004	Feb. 11, 2002 to Dec. 31, 2004
Net income	6,515	3,731	9,430	5,382	27,467
Add (deduct):					
(Recovery of) provision for income taxes	28	(509)	(399)	(1,656)	(8,190)
Interest expense	511	525	984	1,118	7,044
Other expense (income)	(1)	145	(84)	126	2,734
Depreciation	1,516	1,323	2,699	2,684	16,378
Amortization	3,788	3,172	6,983	6,343	35,186
Impairment of an intangible asset	-	683	-	683	683
EBITDA[2]	12,357	9,070	19,613	14,680	81,302
Less:					
Cash interest expense †	469	393	900	854	5,490
Maintenance capital expenditures ††	467	368	1,359	499	5,978
Cash income taxes †††	1,305	574	1,864	605	2,657
Cash available for distribution[1]	10,116	7,735	15,490	12,722	67,177
Distributions to unitholders *	5,760	4,953	11,086	9,756	54,656
Excess of cash available for distribution[1] over actual distributions	4,356	2,782	4,404	2,966	12,521
Payout ratio **	56.9%	64.0%	71.6%	76.7%	81.4%
Per unit in dollars ***					
Cash available for distribution[1]	0.628	0.512	0.990	0.842	4.448
Distributions to unitholders *	0.358	0.328	0.709	0.646	3.619
Excess of cash available for distribution[1] over actual distributions	0.270	0.184	0.281	0.196	0.829
Payout ratio since Fund's inception **	79.5%	80.0%	79.5%	80.0%	81.4%

* Distributions are in respect of the quarterly distribution declared, not what was paid in the quarter.

** The payout ratio is calculated by dividing the distributions to unitholders by cash available for distribution[1].

*** On March 2, 2005, as part of the Great Lakes acquisition, an additional 210,600 units were issued from treasury. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury. These two transactions increased the number of units outstanding to 16,413,200 from 15,102,600. The weighted average number of units outstanding was 16,111,002 units for the quarter ended June 30, 2005 and 15,645,656 units for the six-month period versus 15,102,600 units for the fiscal periods ended December 31, 2002, 2003 and 2004.

† Cash interest expense is interest expense calculated in accordance with GAAP, less amortization of deferred finance fees.

†† Maintenance capital expenditures are additions, replacements or improvements to property, plant and equipment to maintain Livingston's business operations. These expenditures involve the replacement of information technology equipment and software as well as the improvement of facilities.

††† Cash income taxes are current income taxes calculated in accordance with GAAP.

P 217

Liquidity and Capital Resources

On December 16, 2004, Livingston renegotiated its credit facility for five years. The new $100 million syndicated credit facility bears interest at various rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $100 million syndicated credit facility, $70 million is a revolving line of credit and overdraft credit facility, and the remaining $30 million is a term facility, of which $27.3 million was drawn as at June 30, 2005. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston clients. This is reduced throughout the month as payments are received from clients. The facility was increased to allow for additional capacity to finance acquisitions and certain capital expenditures.

As a result of the Great Lakes acquisition, Livingston assumed a mortgage and three notes payable in the aggregate amount of $1.2 million. The mortgage is payable in monthly instalments bearing interest at 6.1% per annum, with a final payment of approximately $0.5 million due in January 2013. The mortgage is secured by an owned property located in Niagara Falls, New York. The three notes are payable in monthly instalments bearing interest between 4.7% and 6.2% per annum, maturing between July 2007 and December 2008, and are secured by various vehicles.

As part of the Searail acquisition, Livingston assumed four loans in the aggregate amount of $0.7 million and that are secured by vehicles. The loans are payable in monthly instalments bearing interest between 5.0% and 7.0%, maturing between July 2007 and March 2013.

Cash Flow from Operations

For the quarter ended June 30, 2005, Livingston International generated $10.1 million of cash flow from operations, prior to changes in current assets and liabilities, up from $7.5 million in the same period in 2004. There was a $5.7 million decrease in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to higher government remittances and accounts payable of $11.7 million, offset by higher accounts receivable of $20.1 million in the quarter.

For the six months ended June 30, 2005, Livingston International generated $16.1 million of cash flow from operations, prior to changes in current assets and liabilities, up from $12.2 million a year earlier. There was a $9.1 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to higher government remittances and accounts payable of $38.9 million, offset by higher accounts receivable of $33.4 million in the quarter.

Because cash flow from operations has been determined in accordance with Canadian GAAP, management believes that the reconciliation of this measure to cash available for distribution[1] provides useful supplemental information for investors, shown in Table 3 below.

Table 3 **Reconciliation of Cash Flow from Operations to Cash Available for Distribution[1]**
For the periods ended June 30, 2005 and 2004
(in thousands of dollars)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash flow from operations*	10,135	7,465	16,126	12,243
Other liabilities	23	22	50	74
Employee future benefits	330	255	585	512
Unrealized foreign-exchange gains	96	216	172	266
Other expense (income)	(1)	145	(84)	126
Maintenance capital expenditures	(467)	(368)	(1,359)	(499)
Cash available for distribution[1]	10,116	7,735	15,490	12,722

* Prior to net change in current assets and liabilities.

P 218

Capital Expenditures and Other Investing Activities

Livingston incurred capital expenditures of $0.7 million for the quarter ended June 30, 2005, compared with $0.9 million for the same quarter of 2004. In the latest quarter, $0.5 million was maintenance capital expenditures up from $0.4 million in 2004 and related to the improvement of office facilities, the replacement of workstations, the replacement of vehicles related to the Searail acquisition and the upgrade of software programs. The remaining $0.2 million in second-quarter capital expenditures related primarily to Livingston's imaging technology and other software programs. Non-maintenance capital expenditures were $0.5 million for the second quarter in 2004. Non-maintenance capital expenditures are temporarily financed through Livingston's operating line of credit until drawn on its term bank debt facility.

On March 2, 2005, Livingston acquired all of the shares of Great Lakes and South Ranch. The purchase price of US$14.8 million, or Cdn$18.4 million, was financed through the revolving line of credit and through the issuance from treasury of 210,600 new Fund units. Additional accrued consideration of US$1.4 million, or Cdn$1.7 million, which includes purchase-related costs of US$0.9 million, or Cdn$1.1 million, and the working capital adjustment of US$0.6 million, or Cdn$0.7 million, were recorded in the first quarter. In the latest quarter ended June 30, 2005, payment for the working capital adjustment of Cdn$0.7 million was issued.

On April 7, 2005, Livingston acquired all of the shares of Searail. The purchase price of $9.4 million was financed through the revolving line of credit in the short term. Under the terms of the purchase agreement, up to an additional $5.1 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Because the earnout will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this potential additional purchase consideration of $1.7 million has been included in accrued liabilities, and the long-term portion of $2.9 million has been included in other liabilities. Additional accrued consideration of $0.6 million, including purchase-related costs, was recorded in the quarter ended June 30, 2005.

Financing Activities

Livingston International has an operating facility, composed of a revolving line of credit and outstanding cheques, used primarily for making government remittances on behalf of clients. This balance fluctuates depending on the timing of payments to governments near the end of each month and the timing of cash receipts from clients.

There was a decrease in the operating facility of $31.1 million for the quarter ended June 30, 2005, compared with a decrease of $19.5 million for the same period in 2004. For the first half of 2005, there was a decrease in the operating facility of $14.6 million, compared with a decrease of $0.3 million a year earlier. The decrease in the second quarter of 2005 was primarily a result of the debt used for acquisitions being refinanced with equity. For the first half of the year, the operating facility was reduced due to improved collections and more clients paying duty and GST (goods and services tax) directly to the Canada Border Services Agency (CBSA).

P 219

In order to demonstrate Livingston's liquidity, Table 4 shows the net balance when cash and cash equivalents are netted against the operating facility for government remittances.

Table 4 **Net Operating Facility**
As at June 30, 2005, June 30, 2004 and December 31, 2004

(in thousands of dollars)	June 30, 2005	June 30, 2004	December 31, 2004
Operating facility for government remittances	18,678	26,926	33,322
Cash and cash equivalents	5,712	11,277	9,802
Net operating facility required	12,966	15,649	23,520

The $13.0 million net operating facility required at June 30, 2005 was approximately $10.6 million lower from December 31, 2004, and well within the bank revolving line of credit of $70 million.

The current five-year credit facility expires December 16, 2009 and bears interest at varying interest rates between prime and prime plus 1.00%, depending upon certain financial performance ratios. Of the $30-million bank term credit facility, $27.3 million was drawn as at June 30, 2005, unchanged from December 31, 2004. As part of the interest-rate swap, Livingston converted $23 million of this floating rate debt to fixed rate debt with an effective rate of 4.98% on June 15, 2005. The effective term bank loan rate for the remaining $4.3 million was 4.25% for the six months ended June 30, 2005, compared with 4.26% a year earlier. As at June 30, 2005, the term bank loan rate was 4.25%, unchanged from December 31, 2004.

Cash payments made to unitholders for the second quarter of 2005 were $5.6 million and $10.9 million for the six-month period. This compares with $4.9 million and $9.7 million, respectively, for the same periods last year.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million, by way of a prospectus offering. The net proceeds of $20.8 million were used primarily to repay indebtedness incurred in respect of the recent acquisitions.

Together with cash flows generated from operations, capital expenditures, proceeds from the equity offering and cash required to finance acquisitions, total cash and cash equivalents were approximately $6 million at June 30, 2005, compared with $10 million at December 31, 2004.

Financial Instruments
Livingston's financial instruments consist of cash and cash equivalents, accounts receivable, an operating facility for government remittances, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt, as indicated in the Fund's consolidated balance sheet as at June 30, 2005.

There have not been any significant changes to the nature of these financial instruments since December 31, 2004 other than the relatively minor impact of the acquisitions. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Contractual Obligations
Livingston has committed to various contractual obligations, and management believes that Livingston will have sufficient resources from its operating cash flow to meet these obligations as they become due. Contractual obligations are defined as contractual commitments in existence but not paid for as at June 30, 2005.

There have not been any significant changes to the nature of these contractual obligations since December 31, 2004. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Off-Balance-Sheet Arrangements

Livingston has various off-balance-sheet arrangements, including a defined benefit pension plan and a post-retirement benefits plan, a foreign-exchange hedging program, an interest-rate hedging program, the direct GST payment program with clients and bonds that are necessary for Livingston to operate as a customs broker with the CBSA and the U.S. Customs & Border Protection (CBP) agency.

There have not been any significant changes to Livingston's off-balance-sheet arrangements since December 31, 2004, except for the implementation of an interest-rate hedging program in the quarter ended June 30, 2005 and certain amounts outstanding as of June 30, 2005 as indicated below. For more information on off-balance-sheet arrangements, refer to the audited consolidated financial statements for the year ended December 31, 2004 and notes to consolidated financial statements included in the Fund's 2004 Annual Report.

As at June 30, 2005, the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets was $5.6 million, up from $5.3 million at December 31, 2004, primarily as a result of higher past service costs that related to plan changes. Past service costs are amortized on a straight-line basis over the active members' average remaining years of service of 11 years, resulting in unamortized past service costs of $1.5 million as at June 30, 2005. This amount along with the unamortized net actuarial loss of $4.8 million, when added to the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets, resulted in an accrued asset of $0.7 million. This compares with an accrued liability of $0.1 million at December 31, 2004.

For post-retirement benefits, the Fund had an obligation of $8.3 million as at June 30, 2005 as determined by actuarial consultants, up from $8.1 million as at December 31, 2004, and an accrued liability of $7.8 million as at June 30, 2005, up by $0.3 million from December 31, 2004.

Livingston is exposed to foreign-exchange risk, as approximately 24% of revenue is earned in U.S. dollars, and has assets and liabilities that are settled in U.S. currency. To reduce the volatility of foreign-exchange fluctuations, Livingston had four short-term forward-exchange contracts (to be settled within three months) to sell approximately $2.0 million in U.S. currency and recorded an unrealized foreign-exchange gain of $41 thousand as at June 30, 2005, comparable to the realized foreign-exchange gain when the foreign-exchange contracts were actually settled. As of July 29, 2005, Livingston had seven short-term forward-exchange contracts (to be settled within three months) to sell approximately $3.5 million in U.S. currency at an average rate of 1.22.

To minimize exposure to fluctuating interest rates, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009. Having met the conditions for applying hedge accounting, this interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the combined cash flows of the hedged item arose from a single instrument, as though it were fixed-rate debt.

Transactions with Related Parties

There are regular inter-company activities between Livingston and its subsidiaries during the normal course of business. These transactions and balances are eliminated in the consolidated financial statements of the Fund. Related parties are defined as individuals who can influence the direction or management of the Fund or any of its subsidiaries and are, therefore, the trustees of the Fund or the directors and officers of the Fund's subsidiaries.

Neither the Fund nor any of its subsidiaries entered into any material transactions with related parties as defined above in the six months ended June 30, 2005, or at any time in prior years since the initial public offering was completed.

Critical Accounting Estimates

Critical accounting estimates require management to make certain judgments and estimates, some of which may be uncertain. Changes in these accounting estimates may have an impact on the financial results of Livingston and the Fund. There have not been any significant changes in critical accounting estimates of the Fund in the first half of 2005 relative to 2004, other than the impact of the recent acquisitions.

For more information on critical accounting estimates, see Management's Discussion and Analysis as well as the audited consolidated financial statements for the year ended December 31, 2004 and the notes to the consolidated financial statements included in the Fund's 2004 Annual Report.

Risks and Uncertainties

Information relating to the risks and uncertainties of the Fund and its subsidiaries is summarized in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report and the Fund's Annual Information Form. For additional information, refer to the "Outlook" that follows.

Recently Issued Accounting Standards

As indicated in the Fund's 2004 Annual Report, recently issued accounting standards that may affect the Fund are included in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report. Management is currently evaluating these standards but does not expect there will be a material impact on the Fund in 2005.

Outlook

Strong cross-border trade and economic activity between Canada and the United States are expected to continue through the second half of 2005.

Canadian brokerage should see continued growth in the second half of the year as market acceptance of the company's imaging technology creates new business and further opportunities for cross-selling. Livingston is well positioned for growth from the robust Canadian economy with a significant competitive advantage from its imaging technology.

The acquisition of Great Lakes and its SmartBorder® trade software is expected to continue to strengthen Livingston's U.S. customs brokerage capability and drive revenue. In addition, the company believes it can continue to strengthen its U.S. client relationships after the service improvements made in 2004, which help clients deal with the shorter time available for processing under the new rules introduced last year.

Continued strengthening of the Canadian dollar against its U.S. counterpart and currency fluctuations may still influence comparative financial results; however, Livingston intends to continue its hedging strategy for the foreseeable future. It has proven successful to date in reducing the impact of exchange-rate movement.

Management believes its international trade consulting business is in a better position to contribute to revenues and earnings in 2005 and expects to see improvement with its professional trade services. The slow period in trade shows is expected to continue to the end of the year. While transportation volumes have declined to some degree in the early part of the third quarter due to the labour dispute at the Port of Vancouver, transportation management should continue to grow with revenues from the Searail operation and the sale of additional services to clients. Livingston has seen increased volumes in imported vehicle registration. The contract with Transport Canada for this business is due to expire in September, and Livingston as well as other providers have submitted bids to the client. Although there can be

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no assurances that Livingston will retain the contract, management believes its experience, track record and terms make its bid attractive to the client.

While acquisitions made in the first half of the year have not yet been completely integrated, they have had a positive impact on the operations of Livingston in the second quarter. The company intends to continue to examine further potential strategic and accretive acquisitions as well as to seek to enhance its service and relationships with existing clients and to pursue new clients.

The board of trustees is confident the performance of the company in 2005 will allow the Fund to continue to meet its objective of maintaining a prudent payout ratio while providing attractive distributions for unitholders.

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1 Cash available for distribution, or distributable cash, is not intended to be representative of cash flow or results of operations determined in accordance with Canadian generally accepted accounting principles (GAAP) and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of EBITDA[2] to cash available for distribution, see Table 2 on page 11. The calculation of cash available for distribution specifically excludes other (income) expense, which includes realized foreign-currency losses or gains and is, therefore, different from actual cash flow. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the quarter, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see Table 3 on page 12.

2 While EBITDA (earnings before interest, taxes, other (income) expense, depreciation, amortization and impairment of intangible assets) is not a recognized measure under Canadian GAAP, management believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of Livingston's performance or cash flows. Livingston's method of calculating EBITDA may differ from that used by other companies or income trusts and may not be comparable to measures used by other companies or income trusts. See Table 2 on page 11 for a reconciliation of net income to EBITDA.

3 Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations regarding the Fund and Livingston's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston assumes any obligation to update or revise such statements or any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.

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Exhibit 6

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Livingston International
Income Fund

LIVINGSTON
Advancing Cross-Border Trade

Notice of Annual and Special Meeting of Unitholders and Management Information Circular

Annual and Special Meeting – April 21, 2005

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Table of Contents

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Invitation to Unitholders

March 17, 2005

Please accept my invitation to join the Board of Trustees at the third annual and special meeting of the Livingston International Income Fund at 10:00 a.m. on April 21, 2005 in The Gallery of the TSX Broadcast & Conference Centre, located on the main level of The Exchange Tower, 130 King Street West, Toronto.

This is your opportunity, as one of the owners of the Livingston International Income Fund, to receive in person an accounting of the performance of the Fund in 2004, as well as our expectations for 2005. The senior management team of Livingston International Inc., the operating company, will be also be present at the meeting. Our meeting is the best time and place to get answers to any questions you may have.

There are several matters to be decided at the meeting and I urge you to make your vote count either in person or by submitting the enclosed proxy form. In preparation, you may wish to consult our corporate web site at www.livingstonintl.com, where the full text of the 2004 Annual Report as well as our quarterly results are available.

Your participation will be welcome. We look forward to seeing you at the meeting.

Douglas J. Harrison
Chairman of the Board, Livingston International Income Fund

Notice of Annual and Special Meeting of Unitholders

March 17, 2005

The Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units of the Livingston International Income Fund (the "Fund") will be held at 10:00 a.m. (Toronto time) on April 21, 2005, at the TSX Broadcast & Conference Centre, The Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, for the purposes of:

1. receiving the consolidated financial statements of the Fund for the 2004 fiscal year from January 1, 2004 ending December 31, 2004 and the report of the auditors thereon;
2. electing trustees for the ensuing year;
3. considering the trustees' nominees for election as directors of Livingston International Inc. for the ensuing year and directing the trustees to vote so as to elect such nominees as directors of that company;
4. appointing auditors for the ensuing year and authorizing the trustees to fix the remuneration to be paid to the auditors;
5. considering proposed amendments to the Declaration of Trust of the Fund; and
6. transacting such other business as may properly be brought before the Meeting or any and all adjournments thereof.

The accompanying Management Information Circular of the Fund provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. The financial statements for the period from January 1, 2004 ending December 31, 2004 and the report of the auditors thereon are included in the Fund's Annual Report.

Unitholders may exercise their right to vote by following instructions received from their brokers.

By Order of the Board of Trustees

Benjamin Wong
Secretary, Livingston International Income Fund

Dated at Toronto, Ontario this 17th day of March 2005.

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Management Information Circular
for the Annual and Special Meeting of Unitholders
to be held on April 21, 2005

The trustees (the "Trustees") of Livingston International Income Fund (the "Fund"), in conjunction with the management of Livingston International Inc. ("Livingston"), are pleased to announce the Fund's third annual meeting (the "Meeting"). It has also been decided to hold a special meeting in order to seek approval for certain proposed amendments to the Declaration of Trust of the Fund. Management of Livingston has prepared this Management Information Circular, is asking you to vote and is soliciting proxies and voting instructions for the votes on the matters to be considered at the Meeting of holders (the "Unitholders") of trust units (the "Units") of the Fund. The costs for the preparation and mailing of this Notice of Annual and Special Meeting and Management Information Circular and related matters are being borne by Livingston. The record date for notice and voting was March 14, 2005.

The Fund
The Fund is a trust created under the laws of the Province of Ontario pursuant to a Declaration of Trust, as amended, to, among other things, hold the securities of Livingston, directly or indirectly. Livingston is Canada's leading customs broker and trade services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, Livingston has over 70 offices and approximately 1,700 employees located at key border points and other strategic locations across Canada and the United States.

The Fund does not carry on any active business but rather holds the securities of Livingston, directly or indirectly. The affairs of the Fund are supervised by its board of Trustees, who are responsible for, among other things, representing the Fund as a direct or indirect shareholder and note holder of Livingston and authorizing distributions from the Fund to Unitholders.

Information for Beneficial Holders of Securities
The information set forth in this section is of significant importance to Beneficial Unitholders, as they do not hold Units in their own names. Such holders, referred to in this Management Information Circular as "Beneficial Unitholders", should note that since all Units are held in the book-based system operated by the Canadian Depository for Securities Limited ("CDS"), only proxies deposited by CDS, as the sole registered Unitholder, can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Beneficial Unitholder by a broker, then those Units will not be registered in the Beneficial Unitholder's name on the records of the Fund. All of such Units will be registered under the name of CDS & Co., the registration name for CDS. Units should only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers/nominees are generally prohibited from voting Units on behalf of their clients.

In accordance with applicable securities laws, the Fund has distributed copies of this Notice of Annual and Special Meeting and Management Information Circular and the form of proxy (printed on orange paper) to be used by CDS as the sole registered Unitholder (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Beneficial Unitholders.

Voting
Intermediaries are required to forward meeting materials to Beneficial Unitholders unless a Beneficial Unitholder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Beneficial Unitholders. Beneficial Unitholders who have not waived the right to receive meeting materials will either:

a) be given a voting instruction form which must be completed and signed by the Beneficial Unitholder in accordance with the directions on the voting instruction form, which may in some cases permit the completion of the voting instruction form by telephone or through the Internet; or

b) less frequently, be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Units beneficially owned by the Beneficial Unitholder but which is otherwise uncompleted. This form of proxy need not be signed by the Beneficial Unitholder. In this case, the Beneficial Unitholder who wishes to submit a proxy should otherwise properly complete the form of proxy received from the intermediary and deposit it as soon as practicable with the CIBC Mellon Trust Company, Attn: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

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The purpose of these procedures is to permit Beneficial Unitholders to direct the voting of the Units they beneficially own. Should a Beneficial Unitholder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person, or have another person attend and vote on behalf of the Beneficial Unitholder, the Beneficial Unitholder should strike out the names of the persons named in the proxy and insert the Beneficial Unitholder's – or such other person's – name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Beneficial Unitholders should carefully follow the instructions of their intermediaries and their service companies.

Revocation of Proxies

A registered Unitholder who has given a proxy may revoke the proxy:

a) by completing a proxy signed by the Unitholder or by the Unitholder's attorney, authorized in writing, bearing a later date, and depositing it with the transfer agent as described above; or

b) by depositing an instrument of revocation in writing, executed by the Unitholder or by the Unitholder's attorney, authorized in writing:
   i) at the registered office of Livingston at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or
   ii) with the chairman of the Meeting prior to the exercise of the proxy; or

c) in any other manner permitted by law.

A Beneficial Unitholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary may not act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote, that is not received by the intermediary in sufficient time prior to the Meeting.

If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please review the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so.

Proxy Solicitation and Voting at the Annual and Special Meeting

Solicitation of Proxies and Voting Instructions

This Management Information Circular is furnished in connection with the solicitation of proxies and voting instructions for use at the Meeting to be held on April 21, 2005 at the TSX Broadcast & Conference Centre, The Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario at 10:00 a.m., and at any adjournment thereof, for the purposes set forth in this Notice of Annual and Special Meeting and Management Information Circular. In addition to the use of mail, proxies and voting instructions may be solicited in person, by telephone or by other means of communication, or by employees of Livingston, who will not be remunerated therefor. Livingston reserves the right to retain proxy solicitation services or dealers, for appropriate compensation, but has no current plans to do so.

Appointment of Proxies

The persons named in the enclosed form of proxy are Trustees. A registered Unitholder who wishes to appoint some other person to represent him/her at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder.

To be valid, proxies must be returned to CIBC Mellon Trust Company so as to arrive not later than 5:00 p.m. (Toronto time) on April 20, 2005 or, if the Meeting is adjourned, 24 hours before any reconvened meeting, or be deposited with the chairman of the Meeting prior to the commencement of the Meeting or any reconvened meeting. Proxies may be returned by facsimile to (416) 368-2502, or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9.

Voting of Proxies

The persons named in the accompanying form of proxy, who are Trustees, will vote Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Unitholder appointing them, and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. In the absence of such specification, such Units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Annual and Special Meeting and with respect to any other matters, which may be properly brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual and Special Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their judgment on such matter or business. At the time of printing this Management Information Circular, the Trustees knew of no such amendment, variation or other matter.

Voting Securities and Principal Holders of Voting Securities

The Fund is authorized to issue an unlimited number of Units and until March 2, 2005, 15,102,600 Units were issued and outstanding. On March 2, 2005, 210,600 new Units were issued in connection with the acquisitions of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. Therefore, as of March 17, 2005, there were a total of 15,313,200 Units issued and outstanding. The record date for determining notice of and voting rights at the Meeting was March 14, 2005.

To the knowledge of the Trustees, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units, with the following exception.

Various accounts managed by Goodman & Company, Investment Counsel Ltd. ("Goodman & Company") in the aggregate own 2,964,000 Units of Livingston International Income Fund, representing approximately 19.36% of the outstanding Units. Goodman & Company acquired the Units in the ordinary course of business and not with the purpose or effect of changing or influencing control of Livingston International Income Fund. This information was obtained as of March 9, 2005 by the Fund directly from Goodman & Company, which has confirmed the same status as of March 17, 2005.

Business of the Meeting

1. Financial Statements

The audited consolidated annual financial statements of the Fund for the financial year ended December 31, 2004 are included in the Fund's 2004 Annual Report, mailed to Unitholders with this Notice of Annual and Special Meeting of Unitholders and Management Information Circular, and will be presented to Unitholders at the Meeting.

2. Election of Trustees

The seven nominees proposed for election as Trustees are listed below. All are currently Trustees as well as directors of Livingston. All nominees have established their eligibility and willingness to serve as Trustees. Trustees elected will hold office until the next annual meeting of Unitholders or until their successors are appointed pursuant to the terms of the Declaration of Trust of the Fund, as amended.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed below. If, for any reason at the time of the Meeting, any of the nominees are unable to serve as Trustees, and unless otherwise directed, the persons named in the form of proxy intend to vote in their discretion for a substitute nominee or nominees.

The following table sets out the names of and certain additional information for the persons proposed to be nominated for election as Trustees (and directors of Livingston).

Douglas Harrison Trustee/Director since: April 18, 2002 Ownership or control over*: 1,000 units Resident of Burlington, Ontario, Canada	Douglas Harrison became Chairman of the Board on February 22, 2005. He is also a member of Livingston's Audit Committee. Since September 1999, he has been President of Acklands-Grainger Inc., an industrial supplies distributor. Previously, he was Vice-President and Managing Director of Ryder Integrated Logistics Inc. for its Canadian and European operations.
Jacques Landreville Trustee since: January 4, 2002 Director since: February 11, 2002 Ownership or control over*: 1,500 units Resident of Brossard, Quebec, Canada	Jacques Landreville is a member of the Livingston's Compensation and Corporate Governance Committee. He is President and Chief Executive Officer of Uni-Sélect Inc., an automotive parts distributor, and also sits on its board of directors.
Peter Luit Trustee since: January 4, 2002 Director since: February 11, 2002 Ownership or control over*: 48,900 units Resident of Toronto, Ontario, Canada	Peter Luit has been President and Chief Executive Officer of Livingston International Inc. since November 1997. In the fall of 2004, he became a trustee of the SIR Royalty Income Fund and currently serves as chair of its audit committee.
Joseph Natale Trustee since: January 4, 2002 Director since: February 11, 2002 Ownership or control over*: 2,000 units Resident of Toronto, Ontario, Canada	Joseph Natale serves as Chair of Livingston's Compensation and Corporate Governance Committee. He is Executive Vice-President and President, Client Solutions, of TELUS Corporation, a telecommunications service provider. Until June 16, 2003, he was Senior Vice-President of Bearing Point, Inc., formerly KPMG Consulting until October 2002, and had been acting in that capacity since 2001. Mr. Natale had been with KPMG since 1997.
Peter Restler Trustee since: January 4, 2002 Director since: February 11, 2002 Ownership or control over*: 1,000 units Resident of Brooklyn, New York, USA	Peter Restler served as Chairman of the Board from the inception of the Fund until February 22, 2005 and is also a member of Livingston's Audit Committee. He is a Principal of CAI Capital, a private equity firm.
Peter Valentine Trustee/Director since: October 14, 2004 Ownership or control over*: no units Resident of Calgary, Alberta, Canada	Peter Valentine became Chair of Livingston's Audit Committee on December 16, 2004. He is currently Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Prior to his present roles, from 1995 to 2002, he served as the Auditor General of Alberta. From 1958 to 1995, he was a member of the firm, KPMG, during which time he was recognized as a Fellow of the Institute of Chartered Accountants. He currently serves as both a director and member of the audit committee on the boards of PrimeWest Energy Trust, Superior Plus Income Fund and Fording Canadian Coal Trust, where he also serves as a member of the governance committee.
Benjamin Wong Trustee/Director since: April 18, 2002 Ownership or control over*: 31,560 units	Benjamin Wong has been Senior Vice-President and Chief Financial Officer of Livingston International Inc. since November 1997.

* As the information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, is not within the knowledge of the Fund, it has been provided by the respective nominees individually.

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Each of the persons proposed to be nominated for election as Trustee has held the principal occupation set forth opposite his name, or other executive offices within the same firm or its affiliates, for the past five years, other than Joseph Natale, Douglas Harrison and Peter Valentine, as indicated above.

3. Appointment of the Directors of Livingston International Inc.

Annually, the Trustees are required to elect the nominees for the board of directors of Livingston (the "Board of Directors" or the "Directors") that are chosen by the Unitholders.

As is currently the case, the proposed nominees for election as the Board of Directors of Livingston are the same individuals as the proposed nominees for election as Trustees who are listed above. All are currently Directors of Livingston and have established their eligibility and willingness to serve as Directors. See the table above for details concerning them. Once approved for nomination by the Unitholders, the Trustees intend to vote for such nominees for election to the Board of Directors. Directors will hold office until the next annual meeting of Unitholders or until their successors are appointed. **Unless otherwise directed, the persons named in the form of proxy intend to vote to direct the Trustees to vote to elect such nominees, or substitutes if they are unable to serve, as Directors.**

4. Appointment of Auditors

The Trustees propose that the firm PricewaterhouseCoopers LLP be appointed as the auditors of the Fund for the 2005 financial year. PricewaterhouseCoopers LLP has served as auditor to the Fund since its inception. **Unless otherwise directed, the persons named in the form of proxy intend to vote for the resolution in respect of PricewaterhouseCoopers LLP.**

5. Proposed Amendments to the Declaration of Trust of the Fund

The Trustees are proposing certain amendments to the Declaration of Trust of the Fund. The original Amended and Restated Declaration of Trust of the Fund dated January 31, 2002 and the First Amendment thereto, dated September 26, 2002, are each available from www.sedar.com or from the Fund.

Amendment 2005-1 is being proposed for several purposes. A copy of proposed Amendment 2005-1 is attached hereto as Schedule B. It is designed to achieve three administrative purposes and two more important purposes, one related to potential investments by the Fund in limited partnerships and the other to provide for proportionate liability.

(a) Administrative Matters

(i) Unit Certificates

In order to clarify that certificates representing Units of the Fund are valid despite any change in, or in the capacity of, the signatories, a new section 12.5(7) is being proposed to confirm that such certificates remain valid notwithstanding any change in the signatory's office.

(ii) Unit Consolidations and Splits

In order to facilitate splits and consolidations of Units from time to time (none is currently contemplated), a new section 3.1(3) is being proposed to give the Trustees the power to effect such subdivisions or consolidations of Units of the Fund. Such matters would remain subject to any required stock exchange or other regulatory approvals.

(iii) New Trustees and Former Trustees

In order to confirm certain of the rights and obligations of new and former Trustees, a new section 8.3(3) is being proposed to confirm matters relating to title to the Fund's property in the event of the appointment or termination of Trustees.

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(b)Facilitation of Limited Partnership Investments

The Fund, through its subsidiaries, has engaged in a number of acquisitions since it was formed. It intends to continue to do so. The latest "technology" in income trust design provides for the use of holding trusts and limited partnerships, as well as corporations. These structures typically involve an income trust, like the Fund, holding shares of a general partner company as well as units and debt instruments (or notes) of a holding trust, which in turn holds limited partnership interests in a limited partnership. They can be very tax-effective. Accordingly, the Fund wishes to ensure that it can engage in business acquisitions through the use of limited partnership structures to the fullest extent. Accordingly, in order to more thoroughly facilitate the direct or indirect acquisition by the Fund of interests in one or more trusts or other persons holding or intending to hold interests in limited partnerships, a new Article 19 is proposed.

As outlined in the attachment, proposed Article 19 serves several purposes:

(i) it confirms the ability of the Fund to invest in securities issued by any holding trust or general partner, which may be designated from time to time by the Trustees in writing, as well as to provide for exchangeable securities of any such limited partnership, to facilitate registration rights, to facilitate the entry into securityholders' agreements in respect of the business of any limited partnership and to guarantee the obligations of any holding trust, limited partnership or general partner;

(ii) it confirms the power of the Trustees to facilitate the issuance of units and notes of holding trusts and securities of general partners, and to exercise the rights associated therewith, including voting for directors and trustees of these subsidiary entities, as well as to arrange for insurance and provide guarantees, subordinated or otherwise, of their obligations;

(iii) perhaps most importantly, it facilitates the distribution of a separate series of notes of holding trusts in satisfaction of in specie redemption provisions attached to the Units. The terms of these notes would be able to be determined by the Trustees from time to time and, generally, would be established at the time of the acquisition and/or redemption. They may be long-term, unsecured and subordinated, but would generally be expected to bear a market rate of interest. As a result, rather than receiving general partner securities and units or existing outstanding notes of holding trusts owned by the Fund, the Trustees would be able in lieu thereof to distribute another series of notes of the holding trust in the event that in specie redemptions of Units of the Fund are required. In specie redemptions of Fund Units are extremely rare. None has occurred to date, and none is anticipated at this time, as the Fund Units are listed and posted for trading on the Toronto Stock Exchange and thus can readily be disposed of in this fashion. However, redemption features are required for tax reasons, and as for tax and other reasons the common method of satisfying such in specie redemption obligations in the case of income trusts indirectly holding limited partnership interests is via such note-based mechanisms, the Fund wishes to provide for them. Otherwise, it may not be possible for the Fund to fully take advantage of the tax and other advantages of limited partnership investments, as non-resident ownership of a holding trust could cause difficulties from a tax perspective. Furthermore, in order to take advantage of future improvements in income trust technology or other developments, rather than the above-mentioned notes of the holding trust, the Trustees could also decide to distribute other notes or securities, whether of the holding trust or another person or entity, of equal value;

(iv) it enables trustees of holding trusts and/or directors or officers of general partners, among other persons, to be authorized to carry out the Fund's banking affairs; and

(v) it extends the limitation of liability and indemnification provisions currently contained in the Fund's Declaration of Trust beyond corporate subsidiaries to holdings trusts and limited partnerships.

In the event that the Fund were to acquire any material interests in holding trusts or limited partnerships, the related material agreements are expected to be filed on www.sedar.com.

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(c) Apportionment of Damages

Under amendments to the Canada Business Corporations Act (the "CBCA") adopted in 2001, subject to certain reallocation provisions for uncollectible amounts, persons responsible for errors, omissions or misstatements in financial information relating to CBCA corporations are liable only to the extent of their degree of responsibility therefor. This does not apply to persons who have acted fraudulently or dishonestly. In addition, individuals or their personal corporation with financial interests below $20,000 may recover on a joint and several basis from responsible defendants.

It is thought that this method of apportioning liability may lower the costs of liability insurance and audit fees. As a result, the Fund is proposing to adopt similar provisions in its Declaration of Trust, by incorporating by reference the provisions of Part XIX.1of the CBCA and related regulations, with necessary changes to reflect the fact that the Fund is a trust, not a corporation.

To be approved, the proposed amendments must be approved by a special resolution, as set out in Schedule A herein and which requires the approval of the holders of 66 2/3% or more of the votes cast. Unless otherwise directed, the persons named in the form of proxy intend to vote for the special resolution in respect of Amendment 2005-1 to the Fund's Declaration of Trust.

Compensation of the Board of Trustees and the Directors and Executive Officers of Livingston International Inc.

Compensation of Trustees

The compensation paid to individuals, other than members of management, for acting as both Director and Trustee in 2004 was $10,000 per Director/Trustee per year and $750 per Director/Trustee for attending joint Board of Directors'/Trustees' meetings and/or committee meetings. Directors and Trustees were eligible to participate in the long-term incentive plan of the Fund (the "LTIP"). Directors and Trustees are also reimbursed for their reasonable expenses and participate in certain insurance and indemnification arrangements.

For the 2004 fiscal year, in lieu of LTIP awards in the form of Units, as the Fund's unit-based LTIP has not yet been formalized, cash payments in the amount of $62,900 (before statutory deductions) in total were awarded to the five non-management Trustees, in recognition of their contribution to the Fund's performance. In keeping with the LTIP objectives, the Trustees were encouraged to purchase Units of the Fund, although they were not obligated to do so.

At the request of the Compensation and Corporate Governance Committee, a review of Trustee/Director and Executive Compensation was conducted by external advisors in 2004. The recommendations included that the compensation of Directors/Trustees should be modified. This has been accepted and approved by the Compensation and Corporate Governance Committee and the Board, effective for the 2005 fiscal year.

Effective January 1, 2005, compensation for Directors and Trustees was increased to $20,000 per Director/Trustee per year and $1,000 per Director/Trustee for each Board or committee meeting. The Chairman of the Board will also receive an additional $5,000 per year. However, consistent with other current public company practices, non-management Directors and Trustees will not be eligible to participate in the long-term incentive plan of the Fund (the "LTIP").

Under applicable securities legislation, the Fund is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer (collectively, the "Named Executive Officers"), unless their total annual salary and bonus do not exceed $150,000. The Fund, however, does not carry on a business; its sole business is to hold the securities of Livingston, directly or indirectly. The executive officers of Livingston are responsible for the management of the business.

Summary Compensation Table

The following Summary Compensation Table provides a summary of the compensation earned by the Named Executive Officers of Livingston for the period from January 1, 2004 to December 31, 2004, as well as for the periods from January 1, 2003 to December 31, 2003 and February 11, 2002 to December 31, 2002.

		Annual Compensation			Long-Term Compensation Payouts	
Name and Principal Position	Year[1]	Salary[2] ($)	Bonus[3] ($)	Other Annual Compensation[4] ($)	LTIP Payouts[5] ($)	All Other Compensation ($)
Peter Luit	2004	304,612	145,020	18,000	71,566	–
President and CEO	2003	312,308	40,600	18,000	42,200	–
Livingston International Inc.	2002	252,808	109,620	18,639	–	–
Benjamin Wong	2004	199,573	87,293	10,030	47,129	–
Senior Vice-President and CFO	2003	197,308	23,275	5,896	27,430	–
Livingston International Inc.	2002	165,116	62,843	7,146	–	–
My-Tien Van	2004	162,078	43,404	12,000	17,455	–
Chief Information Officer	2003	162,685	13,741	12,200	14,770	–
Livingston International Inc.	2002	131,342	35,674	9,637	–	–
David Zavitz	2004	148,353	48,557	9,600	22,692	–
Vice-President, Sales and Marketing	2003	149,388	13,860	9,600	12,660	–
Livingston International Inc.	2002	121,468	32,683	8,800	–	–
Chris McMullen	2004	142,275	32,300	9,600	24,437	–
Vice-President, Finance	2003	148,268	20,887	9,600	12,660	–
Livingston International Inc.	2002	122,779	25,161	8,800	–	–

Notes:

[1] The figures given for the 2002 year include the period from February 11, 2002 (date of the IPO) until December 31, 2002. Figures for 2003 and 2004 are for the periods from January 1, 2003 to December 31, 2003 and January 1, 2004 to December 31, 2004, respectively.

[2] Salary amounts include base salary and any retroactive or vacation pay for the period.

[3] Bonus amounts for the year indicated were paid in the following year.

[4] Other annual compensation includes other taxable benefits such as automobile benefits.

[5] In 2004, the total amount accrued in the LTIP was $412,000. In 2003, the total amount accrued in the LTIP was $264,000 which consisted of $34,000 deferred from the 2002 fiscal year and $230,000 for the 2003 fiscal year. The amount accrued in 2003 was paid to LTIP plan participants in 2004, and the amount accrued in 2004 is payable to LTIP participants in 2005. As the LTIP award, although excluded from the amount under the "Bonus" heading, was treated as a cash bonus, it was included as a "bonus" for the purposes of determining the Named Executive Officers in the Summary Compensation Table.

Annual Incentive Plans

Livingston's senior management, including the Named Executive Officers and other professional and managerial level employees, participates in an annual incentive plan (the "AIP"), which is designed to motivate and reward the on-going efforts and successes of Livingston's management and professional staff. The plan provides incentive payments by way of annual cash bonuses based on: (i) level/position; (ii) the level of results achieved in relation to the individual's performance; and (iii) the financial performance of Livingston. Approximately $2.5 million was paid to approximately 220 employees for 2004 under the AIP, of which approximately $357,000 was paid to the Named Executive Officers, as indicated in the Summary Compensation Table, in the "Bonus" column.

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The Compensation and Corporate Governance Committee of the Board of Directors (the "Compensation Committee") sets Peter Luit's annual objectives and reviews his performance, subject to the approval of the Board. The annual objectives of the other Named Executive Officers are set by either the President and Chief Executive Officer or the Senior Vice-President and Chief Financial Officer of Livingston, who also review their performance, and are subject to the approval of the Compensation Committee. The Compensation Committee also determines the annual plan targets for the AIP.

In addition to the LTIP described below, senior management members, including the Named Executive Officers, are also entitled to participate in an incentive plan (the "Senior Management Bonus Incentive Plan") that provides for a bonus payment in the event that per-Unit distributions paid by the Fund exceed certain distributable cash threshold amounts. This plan is also administered by the Compensation Committee. No amount was paid or payable under this plan for the 2004 fiscal year.

Long-Term Incentive Plan

When Livingston went public in February 2002, it was contemplated that the Fund would create a Unit-based LTIP. The directors, officers and key senior management of Livingston and its affiliates, including the Trustees, were eligible to participate in the LTIP. The purpose of the LTIP is to provide eligible participants with compensation opportunities aimed at encouraging ownership of Units, enhancing Livingston's ability to attract, retain and motivate key personnel and rewarding directors, officers and key senior management for significant performance and associated per-Unit cash flow growth of the Fund.

Pursuant to the LTIP, Livingston intended to set aside a pool of funds based upon the amount by which the Fund's per-Unit distributions exceed certain per-Unit distributable cash threshold amounts. Units in the market would then be purchased with such pool of funds for the benefit of each participant. The LTIP is administered by the Compensation Committee. The Board of Directors or the Compensation Committee has the power to, among other things: (i) determine those individuals who will participate in the LTIP; and (ii) determine the level of participation of each participant.

The Senior Management Bonus Incentive Plan and the LTIP described above (but not the AIP) are expected to provide for aggregate maximum incentive payments in 2004 based on the following thresholds, assuming that actual per-Unit distributions exceed $1.15 per Unit per annum:

Amount of excess distributions per Unit over $1.15 per Unit per annum[1]	Maximum proportion of excess distributions available for incentive payments
Up to 5 cents	10%
5 cents to 10 cents	15%
Over 10 cents	20%

[1] The percentage applicable to any band applies to all amounts within that band.

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There were no amounts paid or payable under the Senior Management Bonus Incentive Plan in 2004. In the case of the LTIP, these amounts were to be used to purchase Units in the market to be held subject to the terms of the LTIP.

As the Fund's Unit-based LTIP has not yet been formalized, the Compensation Committee approved rewarding LTIP participants for the Fund's performance in 2004. Cash payments in place of Units were awarded to designated persons in the amount of approximately $412,000 for 2004 ($264,000 for 2002 and 2003). Although recipients were not obligated to purchase Units of the Fund, they were encouraged to do so, in keeping with one of the key objectives of the LTIP to encourage ownership of Units.

One of the recommendations made by the external advisors to the Compensation Committee was to change the basis of the LTIP from actual distributions to a threshold of cash available for distribution. Upon further analysis and discussion, the Compensation Committee and the Board have approved a change for 2005 such that the LTIP awards for key senior management will be based on 90% of the Fund's cash available for distribution (before the LTIP accrual). No changes will be made to the Senior Management Bonus Incentive Plan at this time, and, therefore, it is still based on actual distributions in a separate incentive pool.

Therefore, effective January 1, 2005, the LTIP described above (but not the Senior Management Bonus Incentive Plan or AIP) has been amended to expect to provide for aggregate maximum incentive payments based on the following thresholds, assuming that 90% of cash available for distribution exceeds $1.15 per Unit per annum:

Amount of excess of 90% of cash available for distribution per Unit over $1.15 per Unit per annum[1]	Maximum proportion of excess of 90% of cash available for distribution available for incentive payments
Up to 5 cents	10%
5 cents to 10 cents	15%
Over 10 cents	20%

[1] The percentage applicable to any band applies to all amounts within that band.

The Fund is currently evaluating the practicality of the options of setting up a Unit-based LTIP or contractual cash award-based LTIP where the LTIP awards would be made in cash subject to a commitment by the recipient to purchase Units on their own in the market and held for a minimum period of time. The Fund expects to decide on the preferred option in 2005.

No stock options or stock appreciation rights are currently awarded at Livingston.

Defined Benefit Pension Plan

Named Executives Officers, with the exception of David Zavitz and Chris McMullen, participate in a registered defined benefit pension plan ("DB Pension Plan") and also have individual Deferred Compensation Agreements ("DCAs") to provide benefits in excess of the Canada Revenue Agency ("CRA") maximum. The DB Pension Plan provides a pension benefit equal to 2% of such Named Executive Officer's "average base compensation" over their entire period of pension plan membership (excluding bonus). The maximum pension, which may be accrued under the DB Pension Plan, is $2,000 per year of pensionable service (increasing to $2,111 in 2006; $2,222 in 2007; $2,333 in 2008; $2,444 in 2009; and indexed to the average industrial wage thereafter). Any excess pension will be paid by means of unfunded DCAs.

The normal form of pension is a joint and survivor benefit guaranteed for life, with 60% continuing to the member's surviving spouse, if any. A DB Pension Plan member may receive an early retirement pension after attaining age 55, but the amount of benefit entitlement is reduced by 3% for each year by which their retirement precedes age 60 with 10 years of service, or age plus service equal to 90.

The following table illustrates potential annual pension accruals at age 65 given various combinations of average base compensation and pensionable service.

Average base compensation at retirement	Years of pensionable service					
	10	15	20	25	30	35
$100,000	$20,000	$30,000	$40,000	$50,000	$60,000	$70,000
$120,000	$24,000	$36,000	$48,000	$60,000	$72,000	$84,000
$140,000	$28,000	$42,000	$56,000	$70,000	$84,000	$98,000
$160,000	$32,000	$48,000	$64,000	$80,000	$96,000	$112,000
$180,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$200,000	$40,000	$60,000	$80,000	$100,000	$120,000	$140,000
$220,000	$44,000	$66,000	$88,000	$110,000	$132,000	$154,000
$240,000	$48,000	$72,000	$96,000	$120,000	$144,000	$168,000
$260,000	$52,000	$78,000	$104,000	$130,000	$156,000	$182,000
$280,000	$56,000	$84,000	$112,000	$140,000	$168,000	$196,000
$300,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$320,000	$64,000	$96,000	$128,000	$160,000	$192,000	$224,000

The annual pension accrual as of December 31, 2004 for each Named Executive Officer, who is a member of the DB Pension Plan, is included in the table below.

Name	Pensionable service	Annual pension accrued to December 31, 2004
Peter Luit	9.5 years	$38,578
Ben Wong	14.3 years	$34,081
My-Tien Van	8.6 years	$21,412

David Zavitz and Chris McMullen participate in a registered defined contribution pension plan ("DC Pension Plan") and a Group RRSP sponsored by the company. Under the DC Pension Plan, members contribute 5% of earnings to a Group RRSP and receive a 5% company match to their DC Pension Plan account.

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Employment Contracts

All of the Named Executive Officers have employment contracts that outline the terms and conditions pertaining to their employment with Livingston, with the exception of David Zavitz, who has a letter of employment that serves as the basis of his employment relationship with Livingston.

The contracts of employment for the Named Executive Officers do not have a fixed term, and all provide for a payment upon termination without cause or following a change in control of the Fund. The termination payment is a multiple of the Named Executive Officer's annual base salary and bonus ranging from 12 to 18 months for the CIO and Vice-President, Finance, to 24 to 36 months for the CFO and CEO, and varies based on the circumstances leading to the termination. Benefits will continue during this period, but for different lengths of time depending on the nature of the benefit. In the event of termination with cause or resignation, no payment is required to be made, although the Compensation Committee has discretion on whether a payment can be made.

Composition of the Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is responsible for assisting the Board of Directors in determining compensation of senior management as well as reviewing the adequacy and form of Directors' compensation. The Compensation Committee reviews the Chief Executive Officer's goals and objectives for the upcoming year and, each year, performs an appraisal of the Chief Executive Officer's performance.

The Compensation Committee also administers and makes recommendations regarding the operation of the LTIP and other incentive plans. The Compensation Committee is also responsible for developing Livingston's approach to corporate governance issues, advising the Board on filling vacancies on the Board of Directors and periodically reviewing the composition and effectiveness of the Board of Directors and the contribution of individual Directors.

The Compensation Committee is comprised of Joseph Natale and Jacques Landreville, each of whom is an outside Director unrelated to Livingston, and is currently chaired by Mr. Natale. No member of the Compensation Committee is an officer, employee, former officer or former employee of Livingston or any of its subsidiaries.

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Indebtedness of Trustees, Directors and Officers

No amounts are owed to the Fund or its subsidiaries by any of the Trustees or Directors, executive officers or other senior management of Livingston, other than for routine indebtedness, which is defined as being for amounts of less than $25,000.

Interests of Informed Persons in Material Transactions

Except as otherwise disclosed on page 5 of this Management Information Circular, relating to Goodman & Company, the Trustees are not aware of any material interest of any Trustee or Director, or officer of Livingston, or any Unitholder who beneficially owns more than 10% of the Units, or any known associate or affiliate of these persons, in any transaction since the closing of the initial public offering or in any proposed transaction that has materially affected or would materially affect the Fund.

Information on the Fund's Auditor

PricewaterhouseCoopers LLP ("PwC") has been the Fund's auditor since the date of the initial public offering on February 11, 2002. For the year ended December 31, 2004, PwC has confirmed its independence for purposes of expressing its opinion on the financial statements of the Fund for the year ended December 31, 2004.

Following PwC's policies relating to firm independence, the lead audit partner will be rotated off the audit effective for the Fund's year ending December 31, 2006.

The breakdown of fees paid or payable to PwC with respect to the year ended December 31, 2004 are as follows:

Description of Service	Amount
2004 audit fee	$135,000
Audit-related (quarterly reviews)	36,000
Tax-related	195,380
Other	23,750
Total	$390,130

Other Business

Management is not aware of any matter intended to come before the Meeting other than those items of business set forth in this Notice of Annual and Special Meeting of Unitholders and Management Information Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

Additional Information

The Units are listed on the TSX under the trading symbol LIV.UN.

Copies of the Fund's financial statements for the 2004 and comparative 2003 fiscal years, together with the respective reports of the auditors thereon, management's discussion and analysis of the Fund's financial condition and results of operations, the interim financial statements of the Fund for periods subsequent to the end of the Fund's last fiscal year, the current Annual Information Form (together with any documents incorporated therein by reference) of the Fund and this Management Information Circular, are available on SEDAR at www.sedar.com or upon request made to the attention of the Secretary of the Fund at 405 The West Mall, Suite 400, Toronto, Ontario, M9C 5K7.

By Order of the Board of Trustees

Benjamin Wong
Secretary
Livingston International Income Fund
March 17, 2005

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Schedule A

Special Resolution of Livingston International Income Fund

RESOLVED, as a special resolution, that Amendment 2005-1 to the Declaration of Trust of the Fund in the form attached to this Management Information Circular is hereby approved and that any Trustee of the Fund is hereby authorized to execute and deliver all documents and do all things as may be necessary or desirable in connection therewith. The Trustees are authorized to implement all or any part of these amendments in their discretion notwithstanding the approval by this special resolution.

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Livingston International Income Fund
Amendment 2005-1 to the Amended and Restated Declaration of Trust

This Amendment effective as of __________, 200__ among Peter Luit, Peter Restler, Jacques Landreville, Joseph Natale, Benjamin Wong, Douglas Harrison, Peter Valentine and Ben Wong as trustees (the "Trustees") of the Livingston International Income Fund (the "Trust").

Recitals:

(a) The Trust was formed pursuant to a declaration of trust dated January 4, 2002, as amended and restated on January 31, 2002 and as further amended on September 26, 2002 (the "Declaration of Trust");

(b) Section 10.1 of the Declaration of Trust provides that the Trustees may amend the Declaration of Trust upon approval of the Unitholders by Special Resolution; and

(c) The Unitholders approved this Amendment 2005-1 on __________, 200___; and

(d) The Trustees wish to implement this Amendment 2005-1 effective as of ______________, 200___.

In consideration of the foregoing and the mutual and respective covenants and agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

Section 1 Defined Terms.

Capitalized terms used in this Amendment and not otherwise defined shall have the meanings specified in the Declaration of Trust.

Section 2 Amendments.

(1) In order to clarify the effect of a signature on a Trust Unit Certificate, the following new Section 12.5(7) is added:

Section 12.5 (7)

Notwithstanding that any person signing on behalf of the Trust (including without limitation any officer of the Trust or any Trustee) whose signature, either manual or in facsimile, may appear on a Trust Unit Certificate is no longer, at the date of this Declaration of Trust or at the date of the Trust Unit Certificate or at the date of the certification and delivery thereof, the holder of the office indicated, any such Trust Unit Certificate shall be valid and binding upon the Trust and entitled to the benefits of this Declaration of Trust.

(2) In order to facilitate consolidations or splits of Trust Units from time to time, the following new Section 3.1(3) is added:

Section 3.1(3)

Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees.

(3) In order to confirm certain of the rights and obligations of new Trustees and former Trustees from time to time, the following new Section 8.3(3) is added:

Section 8.3(3)

The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law will vest automatically in any person who may hereafter become a Trustee upon such person's due appointment and qualification without any further act and such person will immediately thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee must (and failing which shall be deemed to have done so) execute and deliver such documents as the remaining Trustees may require for the conveyance of any Trust Assets held in that Trustee's name, if any, must account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, must resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities

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(directly or indirectly), and will thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative must execute and deliver on his or her behalf such documents as the remaining Trustees may require under Section 8.5(3). In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

(4) In order to more thoroughly facilitate the direct or indirect acquisition by the Trust of interests in one or more trusts or other persons holding or intending to hold interests in one or more limited partnerships, and related general partnership interests, a new Article 19 is added, as set forth in Exhibit A hereto.

(5) In order to provide for proportionate liability in certain cases, similar to that which would apply if the Trust were incorporated under the Canada Business Corporations Act, a new Article 20 is added, as set forth in Exhibit B hereto.

Section 3 Reference to and Effect on the Declaration of Trust.

On and after the effective date hereof, each reference in the Declaration of Trust to "Declaration of Trust" and each reference to the Declaration of Trust in any and all other agreements, documents and instruments shall mean and be a reference to the Declaration of Trust as amended by this Amendment. Except as specifically amended by this Amendment, the Declaration of Trust shall remain in full force and effect and is hereby ratified and confirmed.

Section 4 Governing Law.

This Amendment shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 5 Counterparts.

This Amendment may be executed in any number of counterparts (including by facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

Exhibit A
Article 19
Holdings Trust and Limited Partnership Matters

Section 19.1 Definitions.

The following terms have the following meanings herein:

"General Partner" means a general partner of a Partnership as designated from time to time by the Trustees in writing;

"Holdings Declaration of Trust" means the declaration of trust, as it may be amended from time to time, of a Holdings Trust as designated from time to time by the Trustees in writing;

"Holdings Note Indenture" means the note indenture entered or to be entered into by a Holdings Trust and the Holdings Note Trustee as designated from time to time by the Trustees in writing;

"Holdings Note Trustee" means the trustee under a Holdings Note Indenture, as designated from time to time by the Trustees in writing, which may initially be Mendelssohn Customs Brokers Ltd.;

"Holdings Trust" means a trust as designated from time to time by the Trustees in writing;

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"Holdings Trust Assets" means, at any particular time, the properties and assets held by a Holdings Trust or by the Holdings Trustees on behalf of the Holdings Trust, including if applicable any Partnership Units;

"Holdings Trust Notes" or **"Trust Notes"** means the notes issued from time to time by a Holdings Trust under a Holdings Note Indenture, and designated as either Series 1 Trust Notes or Series 2 Trust Notes;

"Holdings Trustees" means the trustees from time to time of a Holdings Trust;

"Holdings Trust Units" means the units of a Holdings Trust, each of which is designed to represent an equal and undivided interest in a Holdings Trust and any and all distributions therefrom, and includes if the Trustees so desire a fractional interest therein;

"Limited Partnership Agreement" means a limited partnership agreement entered or to be entered into among a General Partner and a Holdings Trust pursuant to which a Partnership is governed, as the same may be amended from time to time;

"Partnership" means a limited partnership designated from time to time by the Trustees in writing;

"Partnership Units" means the units in the capital of a Partnership from time to time as designated from time to time by the Trustees in writing;

"Series 1 Trust Notes" means the interest bearing Series 1 notes of a Holdings Trust issued under a Holdings Note Indenture with the terms as designated from time to time by the Trustees in writing; and

"Series 2 Trust Notes" means the interest bearing Series 2 notes of a Holdings Trust issued under a Holdings Note Indenture with the terms as designated from time to time by the Trustees in writing.

Section 19.2 Additional Activities of the Trust.

(1) In addition to those set forth in Section 4.1, the following permitted activities of the Trust are hereby confirmed, without limiting any other permitted activities of the Trust:

(a) investing in securities issued by any Holdings Trust and any General Partner;

(b) agreeing to issue Trust Units in exchange for any Partnership Units and/or other securities, granting exchange rights pursuant thereto, and enter into exchange agreements in respect thereof;

(c) agreeing to grant registration rights (pursuant to which the Trust may be obliged to prepare a prospectus from time to time) and similar rights to holders of Units or securities exchangeable therefor;

(d) agreeing not to pursue or allow its subsidiary entities to pursue specified transactions without the prior approval of the holders of any Partnership Units, and/or entering into security holders' agreements to govern the affairs of any Partnership and/or any General Partner; and

(e) guaranteeing (as guarantor, surety or co-principal obligor) the payment of performance of any indebtedness, liability or obligation of any Holdings Trust, any General Partner or any Partnership or their affiliates, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part thereof as security therefor.

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(2) In addition to those set forth in Section 9.2, the following specific powers and authorities of the Trustees are hereby confirmed, without limiting any other powers and authorities otherwise available to them:

(a) to cause or permit any Holdings Trust to issue additional Holdings Trust Units or Trust Notes;

(b) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of any Holdings Trust Units and any Trust Notes and securities of any General Partner and/or any Partnership, to the same extent that any person might, unless otherwise limited herein, and, without limiting the generality of the fore going, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(c) to vote for the nominees of the Trust to serve as Holdings Trustees and directors of any General Partner (and to vote to remove any Holdings Trustees and to fill any vacancy in accordance with any Holdings Declaration of Trust);

(d) to arrange for insurance contracts and policies insuring the business of any Holdings Trust, any Partnership or any General Partner;

(e) to execute, deliver, enter into and perform the obligations of the Trust under subordination and other banking arrangements involving persons in which the Trust has directly or indirectly invested (including without limitation any Holdings Trust, any Partnership and any General Partner), and to do all such acts and things and execute and deliver all such agreements and instruments as are necessary to effect such arrangements; and

(f) to guarantee the payment or performance of any indebtedness, liability or obligation of any Holdings Trust, any Partnership, any General Partner or their respective affiliates, and to mortgage, pledge, charge, grant a security interest in or otherwise create an encumbrance upon all or any part of the Trust Assets, including debt or equity securities issued by any Holdings Trust, any Partnership, any General Partner or their respective affiliates, as the case may be, as security for such guarantee.

Section 19.3 In Specie Redemptions.

(1) In the event of an in specie redemption pursuant to Section 6.5 in a case where the Trust holds, among other property, securities issued by any Holdings Trust and/or any General Partner, then, notwithstanding anything to the contrary contained in Section 6.5, in lieu of distributing any of such securities, the Trust may, in the sole discretion of the Trustees, instead distribute Series 2 Trust Notes of such Holdings Trust, or notes or other securities of such Holdings Trust or another person or entity as determined by the Trustees from time to time, as follows. In such circumstances, if applicable, Holdings Trust Units and/or Trust Notes of such Holdings Trust owned by the Trust (or such notes or other securities) having a value equal to the applicable portion of the Redemption Price will then be required to be redeemed by such Holdings Trust in consideration of the issuance to the Trust of Series 2 Trust Notes of such Holdings Trust (or such notes or other securities); and the Series 2 Trust Notes of such Holdings Trust (or such notes or other securities) will then be distributed in satisfaction of the applicable portion of the Redemption Price, rounded down to the nearest $100, as the case may be. No fractional Series 2 Trust Notes of such Holdings Trust in a principal amount less than $100 will be distributed. Similar rounding down arrangements may be implemented by the Trustees in the case of such notes or other securities.

(2) The Trust shall be entitled to all interest paid on such Trust Notes (including the Series 2 Trust Notes), if any, and all distributions paid on such Holdings Trust Units on or before the Transfer Date (and similar amounts on such notes or other securities).

P246

(3) Where the Trust makes a distribution in specie of any Series 2 Trust Notes (or such notes or other securities) pursuant to this Section, the Trustees may, in their sole discretion, allocate to the redeeming Unitholders as part of the Redemption Price any capital gain or income realized by the Trust as a result of the redemption of Holdings Trust Units and/or Trust Notes and the distribution of Series 2 Trust Notes (or such notes or other securities) to the Unitholder. Any interest on any Series 2 Trust Notes distributed to a Unitholder on a redemption of Units pursuant to Section 6.5 shall, to the extent that such interest has accrued to the Transfer Date but not been paid, be treated as an amount of Trust Income payable to such Unitholder (as shall similar amounts in respect of such notes or other securities).

(4) If any Series 2 Trust Notes are to be distributed in specie hereunder, and the initial Holdings Note Trustee is not qualified, the Trust shall, to the extent required by law, first cause a replacement trustee (which may include the Transfer Agent) to be appointed as the Holdings Note Trustee under the applicable Holdings Note Indenture. This shall similarly apply to other notes or securities, to the extent applicable.

(5) For greater certainty, and notwithstanding anything to the contrary contained in this Declaration of Trust, in the event that the Trust has granted security on any of its assets (including, if applicable, any Series 2 Trust Notes or other notes or securities), then such assets may be distributed directly or indirectly (including via another entity) in such manner as is considered appropriate by the Trustees so as to preserve such security interest while giving redeeming Unitholders directly or indirectly the pro rata interest they are entitled to.

Section 19.4 Banking Matters.

Despite Section 9.4, any or all banking activities of the Trust may be carried out by such persons as the Trustees may designate in writing from time to time, including without limitation any Holdings Trustees or any directors or officers of any General Partner.

Section 19.5 Further Limitations of Liability and Indemnification Protections.

(1) In addition to the limitations of liability set forth in Section 9.8, none of the Trustees nor any officers of the Trust shall be liable to the Trust or to any Unitholder or former Unitholder (in each case whether registered or beneficial), for any failure by any affiliate of the Trust, any Holdings Trust, any Partnership, any General Partner or of any their respective affiliates to perform obligations or pay monies owed to the Trust.

(2) In addition to the indemnification protections set forth in Section 9.9, the definition of Indemnified Person therein and the list of persons or capacities referred to in clause (i) thereof shall each extend similarly to any trustee, partner, officer or director (if any) of any Holdings Trust, any Partnership, any General Partner or of any their respective affiliates.

Exhibit B
Article 20
Apportionment of Liability

Section 20.1 Apportionment of Liability.

Notwithstanding anything to the contrary contained in the Declaration of Trust, to the maximum extent permitted by law, the apportionment of damages otherwise held to be owing by any persons, including the Trustees, the Fund's auditor or other persons, for financial losses (as defined in section 237.1 of the CBCA) shall be as set forth in Part XIX.1 of the Canada Business Corporations Act (the "CBCA") and the regulations thereto as in force on March 1, 2005, mutatis mutandis to take into account the nature and structure of the Fund and its subsidiary entities. This clause is not intended to and shall not create any liability that would not otherwise exist, and shall not derogate from any defences otherwise available to any person.

Investor Information

Livingston International
Income Fund
Investor Relations
416 626-2800
Toll free 1 800 387-7582

investorrelations@livingstonintl.com

Annual and Special Meeting

The Annual and Special Meeting
of Unitholders will be held
April 21, 2005 at 10:00 a.m.
TSX Broadcast & Conference Centre
The Gallery
The Exchange Tower
130 King Street West
Toronto, Ontario

P248

Head Office
405 The West Mall, Suite 400
Toronto ON M9C 5K7
Canada

416 626-2800
Fax 416 622-3890

www.livingstonintl.com

P 249

Exhibit 7

P250

LIVINGSTON INTERNATIONAL INCOME FUND
Form 51-102F3
Material Change Report
FILED PURSUANT TO NATIONAL INSTRUMENT 51-102

1. Name and Address of Company

Livingston International Income Fund
405 The West Mall
Suite 400
Toronto, ON
M9C 5K7

2. Date of Material Change

March 2, 2005.

3. News Release

A press release was issued via Canada NewsWire's service in Canada on March 2, 2005 and filed on SEDAR on March 7, 2005.

4. Summary of Material Change

Livingston International Inc. ("**Livingston**") has, through its U.S. operating subsidiary, acquired (the "**Acquisition**") all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. ("**Great Lakes**") and South Ranch, Inc. ("**South Ranch**"). The purchase price paid in connection with the Acquisition was comprised of both cash and units of Livingston International Income Fund (the "**Fund**").

5. Full Description of Material Change

Livingston has, through its U.S. operating subsidiary, acquired all of the shares of Great Lakes, including trade software company South Ranch, pursuant to the terms of a stock purchase agreement between Livingston and the shareholders of South Ranch and Great Lakes, Nick Quarantillo and Tom Korpolinski, which agreement is being filed concurrently with this Material Change Report. The Acquisition closed concurrently with the entering into of the stock purchase agreement. Livingston is an indirect, wholly-owned subsidiary of the Fund, the units of which trade on the Toronto Stock Exchange under the symbol LIV.UN.

Last year, Great Lakes and South Ranch had combined annual revenues of approximately US$7.4 million. Combined 2004 operating cash flow, before changes in operating assets and liabilities, adjusted for specific normalizing items (primarily employment related), was approximately US$1.9 million.

Great Lakes and South Ranch were privately owned by their founders, Nick Quarantillo and Tom Korpolinski. The transaction was financed by a draw down of

75% of the approximately US$14.8 million purchase price under the revolving line of credit in Livingston's new credit facility. The remaining 25% has been paid through the issuance from treasury of 210,600 new fund units. A two-year lock up period applies to these newly issued units of the fund, such that 50% will be released for resale after the first year and the remaining 50% after the second year.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officers**

Benjamin Wong, Senior Vice-President and Chief Financial Officer
Livingston International Inc.
(416) 626-2800 ext. 4108

Dawneen MacKenzie, Vice-President, Public Affairs
Livingston International Inc.
(416) 626-2800 ext. 3109

9. **Date of Report**

March 11, 2005.

P252

Exhibit 8

P253

MATERIAL CHANGE REPORT

PURSUANT TO

NATIONAL INSTRUMENT 51-102

1. NAME AND ADDRESS OF COMPANY

Livingston International Income Fund (the "Fund")
405 The West Mall
Toronto, Ontario M9C 5K7

2. DATE OF MATERIAL CHANGE

April 8, 2005

3. NEWS RELEASE

The Fund issued a news release through CCNMatthews on April 8, 2005. A copy of the news release is attached hereto as Appendix "A" and incorporated by reference herein.

4. SUMMARY OF MATERIAL CHANGE

The Fund announces a proposed $22.165 million bought-deal financing of 1.1 million Units at $20.15 per Unit.

5. FULL DESCRIPTION OF MATERIAL CHANGE

The Fund announced it has entered into an agreement with Scotia Capital Inc. and BMO Nesbitt Burns Inc. pursuant to which Scotia Capital Inc. and BMO Nesbitt Burns Inc. have agreed to purchase and sell to the public, on a bought-deal basis, 1.1 million Units of the Fund from treasury at a price of $20.15 per Unit, for gross proceeds of $22.165 million. The issue will be offered in all provinces of Canada, except Quebec. The units being offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under state securities laws. The offering is expected to close on or about April 26, 2005 and is subject to regulatory and stock exchange approvals.

The Fund intends to use the proceeds of the offering to repay bank debt, including the bank debt incurred in connection with the Searail purchase (see below) and the previously announced and completed acquisitions of Great Lakes Customs Brokerage and South Ranch.

While it is not considered a material change, the press release also described the contemporaneous acquisition of Vancouver-based Searail Cargo Surveys Ltd. ("Searail") for a purchase price of up to approximately $14.5 million. Founded 28 years ago, Searail arranges transportation of cars and trucks primarily within Canada by truck and by rail. 65% of the maximum total purchase price for the acquisition of Searail, or approximately $9.4 million, was paid in cash at closing and financed with bank debt. The remaining 35%, or approximately $5.1 million, will be paid on an earn-out basis over the next four years, depending on the results of the business each year.

LIVINGSTON

6. **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

Not Applicable.

7. **OMITTED INFORMATION**

None.

8. **EXECUTIVE OFFICER**

Further information regarding the matters described in this report may be obtained from Dawneen MacKenzie, Vice-President, Public Affairs, who is knowledgeable about the details of the material change and may be contacted at 1-800-387-7582 ext. 3109.

9. **DATED** at Toronto, Ontario this 8th day of April, 2005.

LIVINGSTON INTERNATIONAL INC.,
on behalf of **LIVINGSTON INTERNATIONAL INCOME FUND**

By: ______________________

Name: Benjamin Wong
Title: Senior Vice-President and Chief Financial Officer

Appendix A
"News Release"

LIVINGSTON
Livingston International Inc.
405 The West Mall
Toronto ON Canada M9C 5K7
416 626-2800 ext. 3109
Fax 416 622-3942
www.livingstonintl.com

Livingston International Income Fund announces acquisition of transportation broker Searail Cargo Surveys and $22.2 million bought-deal financing

FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE U.S.

Attention Business Editors

April 8, 2005

TORONTO, Canada – Livingston International Income Fund (TSX: LIV.UN) announced today that its operating subsidiary, Livingston International Inc., has completed the acquisition of Vancouver-based Searail Cargo Surveys Ltd. for a purchase price of up to approximately $14.5 million.

Founded 28 years ago, Searail arranges transportation of cars and trucks primarily within Canada by truck and by rail. Services are provided through owner-operated and company-owned trucks as well as through a supplier contract with CN Rail. Searail also has an inspection division, which inspects new imported vehicles at various points from origin overseas to destination. The majority of the company's business originates in Canada. In 2004, Searail posted net revenues of approximately $9.6 million and generated operating cash flow, before changes in non-cash working capital and adjusted for specific normalizing items (primarily employment-related and associated with the sale of the business), of approximately $2.9 million. Searail has approximately 75 full- and part-time employees.

65% of the maximum total purchase price for the acquisition of Searail, or approximately $9.4 million, was paid in cash at closing and financed with bank debt. The remaining 35%, or approximately $5.1 million, will be paid on an earn-out basis over the next four years, depending on the results of the business each year.

The Fund also announced it has entered into an agreement with Scotia Capital Inc. and BMO Nesbitt Burns Inc. pursuant to which Scotia Capital Inc. and BMO Nesbitt Burns Inc. have agreed to purchase and sell to the public, on a bought-deal basis, 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million. The issue will be offered in all provinces of Canada, except Quebec. The units being offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under state securities laws. The offering is expected to close on or about April 26, 2005 and is subject to regulatory and stock exchange approvals.

The Fund intends to use the proceeds of the offering to repay bank debt, including the bank debt incurred in connection with the Searail purchase and the previously announced acquisitions of Great Lakes Customs Brokerage and South Ranch.

"Our acquisition of Searail, along with the purchase of Great Lakes, including South Ranch and its SmartBorder® technology, announced in early March, is part of Livingston's strategy to grow through strategic and accretive acquisitions," said Peter Luit, chief executive officer of Livingston International. "Great Lakes will expand our U.S. customs brokerage business, while the Searail acquisition provides Livingston with an opportunity to expand our transportation services business. The Searail business is also a natural extension of the services Livingston currently provides."

Together, the companies acquired are expected to contribute approximately $18.3 million to Livingston's annual revenues. The combined operating cash flow for 2004 of the companies acquired, before changes in non-cash working capital and adjusted for specific normalizing items (primarily employment-related and associated with the sale of the business), was approximately $5.2 million. Livingston management expects that these acquisitions will be immediately accretive to distributable cash.

Searail will be maintained as an autonomous business under the direction of its founder and previous owner, Derek Patterson. As managing director, Mr. Patterson will report directly to the vice-president and general manager of Livingston's Adminserv division, Mike Chisholm. No staff reductions are expected.

Livingston International Income Fund is a trust that holds the securities of Livingston International Inc., which is Canada's leading customs brokerage and trade services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, the company has over 70 offices and over 1,700 employees located at key border points and other strategic locations across Canada and the United States.

(30)

For more information, contact:
Dawneen MacKenzie, Vice-President, Public Affairs
1-800-387-7582 ext. 3109

Certain statements in this release are forward-looking statements, which reflect management's current beliefs and expectations. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings and regulatory change, among others. Undue reliance should not be placed on forward-looking statements.

Exhibit 9

P259

LIVINGSTON INTERNATIONAL INCOME FUND
Form 51-102F4
Business Acquisition Report

1. Identity of Company

1.1 Name and Address of Company

Livingston International Income Fund (the "**Fund**")
405 The West Mall, Suite 400
Toronto, ON
M9C 5K7

1.2 Executive Officer

Further information regarding the matters described in this report may be obtained from:

Dawneen MacKenzie, Vice-President, Public Affairs
Livingston International Inc.
(416) 626-2800 ext. 3109

2. Details of Acquisition

2.1 Nature of Business Acquired

On March 1, 2005, Livingston International Inc. ("**Livingston**"), through its U.S. operating subsidiary, acquired (the "**Acquisition**") all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. ("**Great Lakes**"), a customs brokerage and distribution business, and South Ranch, Inc. ("**South Ranch**"), a trade software company. Livingston is an indirect, wholly owned subsidiary of the Fund, the units of which trade on the Toronto Stock Exchange under the symbol LIV.UN.

2.2 Date of Acquisition

The date of the Acquisition for accounting purposes was March 1, 2005.

2.3 Consideration

The purchase price paid in connection with the Acquisition was comprised of both cash and units of the Fund. Livingston financed the Acquisition with approximately Cdn $13.8 million from its revolving line of credit in Livingston's new bank credit facility, accrued consideration of Cdn $1.2 million and issuance from treasury of 210,600 new Fund units with an assigned value for accounting purposes of Cdn $4.1 million. A two-year lock-up period applies to these newly issued units of the Fund,

P260

such that 50% will be released for resale after the first year and the remaining 50% after the second year.

2.4 Effect on Financial Position

There are currently no plans or proposals for material changes in the business affairs of the Fund or of Livingston, or in the business affairs of Great Lakes and South Ranch that are expected to have a significant effect on the results of operations and financial position of the Fund. The historical financial statements of Great Lakes and South Ranch and the pro forma financial statements of the Fund included herein do not reflect the impact of certain normalizing adjustments (primarily employment related) that management believes will apply on a go-forward basis.

2.5 Prior Valuations

No valuation opinion has been required by applicable securities legislation or stock exchange rules in respect of either Great Lakes or South Ranch within the last 12 months.

2.6 Parties to Transaction

No insider, associate or affiliate of the Fund was a party to the Acquisition, other than its wholly owned subsidiaries, notably Livingston International, Inc.

2.7 Date of Report

May 16, 2005

3. Financial Statements

The following financial statements are included as part of this *Business Acquisition Report*:

3.1 Livingston International Income Fund

Unaudited pro forma consolidated balance sheet of Livingston International Income Fund as at December 31, 2004, unaudited pro forma consolidated statement of income of Livingston International Income Fund for the year ended December 31, 2004 and unaudited pro forma consolidated statement of income of Livingston International Income Fund for the three-month period ended March 31, 2005, together with PricewaterhouseCoopers LLP's compilation report dated May 13, 2005.

3.2 Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.

Combined audited financial statements of Great Lakes and South Ranch for the fiscal year ended December 31, 2004, together with PricewaterhouseCoopers LLP's audit report dated May 6, 2005.

P261

Livingston International Income Fund

Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2004
(in thousands of Canadian dollars)

P262

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 13, 2005

Compilation Report

To the Trustees of
Livingston International Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of **Livingston International Income Fund** (the "Fund") as at December 31, 2004 and the unaudited pro forma consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005 and have performed the following procedures:

1. Compared the figures in the column captioned "Livingston International Income Fund" ("Livingston") to the audited financial statements of the Fund as of and for the year ended December 31, 2004 and found them to be in agreement. Compared the figures in the column captioned "Livingston" to the unaudited financial statements of the Fund for the three months ended March 31, 2005 and found them to be in agreement.

2. Compared the figures in the column captioned "Great Lakes Customs Brokerage" ("Great Lakes") to amounts in Canadian dollars represented by the translation of the audited combined financial statements of Great Lakes as at December 31, 2004 using the exchange rate as at such date and found them to be in agreement. Compared the figures in the column captioned "Great Lakes" in the unaudited pro forma statement of income to the amounts in Canadian dollars represented by the translation of the audited combined financial statements of Great Lakes for the year ended December 31, 2004 using average exchange rates for the year ended December 31, 2004 and found them to be in agreement. Compared the figures in the column captioned "Great Lakes" to amounts in Canadian dollars represented by the translation of the unaudited combined financial statements of Great Lakes for the two months ended February 28, 2005 using average exchange rates and found them to be in agreement.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PRICEWATERHOUSECOOPERS

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   a) The basis for determination of the pro forma adjustment; and
   b) Whether the pro forma financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   a) Described to us the basis for determination of the pro forma adjustments; and
   b) Stated that the pro forma financial statements comply as to form in all material respects with Canadian securities legislation.

4. Read the notes to the pro forma statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Livingston" and "Great Lakes" as at December 31, 2004 and for the year ended December 31, 2004 and the three months ended March 31, 2005 and found the amounts in the column captioned "pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements and we, therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Livingston International Income Fund

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2004

(in thousands of Canadian dollars)

	Livingston $	Great Lakes $	Pro forma adjustments $ (note 3)	Total $
Assets				
Current assets				
Cash and cash equivalents	9,802	144	-	9,946
Accounts receivable	156,017	2,336	-	158,353
Prepaid expenses	1,427	663	-	2,090
Future income taxes	567	-	-	567
	167,813	3,143	-	170,956
Property, plant and equipment	9,452	2,070	(88)	11,434
Goodwill	73,057	-	7,613	80,670
Intangible assets	52,077	-	8,464	60,541
Future income taxes	4,179	-	-	4,179
Deferred finance costs and other assets	839	46	(43)	842
	307,417	5,259	15,946	328,622
Liabilities				
Current liabilities				
Operating facility - government remittances	33,322	-	13,801	47,123
Government remittances payable	76,949	-	-	76,949
Unitholder distributions payable	1,767	-	-	1,767
Accounts payable and accrued liabilities	20,134	336	601 1,169	22,240
Income taxes payable	125	-	-	125
Client deposits and advances	7,840	-	-	7,840
Current portion of long-term debt	-	93	-	93
	140,137	429	15,571	156,137
Long-term debt	27,300	1,066	-	28,366
Other liabilities	2,121	-	-	2,121
Future income taxes	17,415	-	-	17,415
Employee future benefits	7,661	-	-	7,661
	194,634	1,495	15,571	211,700
Unitholders' Equity				
Share capital	-	1	(1)	-
Units	139,972	-	4,139	144,111
Contributed surplus	-	1,617	(1,617)	-
	139,972	1,618	2,521	144,111
Accumulated earnings	27,467	2,146	(2,146)	27,467
Distributions to unitholders	(54,656)	-	-	(54,656)
Deficit	(27,189)	2,146	(2,146)	(27,189)
	112,783	3,764	375	116,922
	307,417	5,259	15,946	328,622

Approved by the Board of Trustees

Peter Luit Trustee   Benjamin Wong Trustee

P265

Livingston International Income Fund

Pro Forma Consolidated Statement of Income
(Unaudited)
For the year ended December 31, 2004

(in thousands of Canadian dollars)

	Livingston $	Great Lakes $	Pro forma adjustments $ (note 4)	Pro forma consolidated $
Net revenues	146,306	9,404	-	155,710
Interest income	1,448	-	-	1,448
	147,754	9,404	-	157,158
Cost of services	83,916	7,321	-	91,237
Selling, general and administrative expenses	34,871	-	-	34,871
Depreciation	5,313	294	-	5,607
Amortization	12,614	-	1,129	13,743
Impairment of intangible asset	683	-	-	683
	137,397	7,615	1,129	146,141
Income before the under noted	10,357	1,789	(1,129)	11,017
Other expense	279	23	-	302
Interest expense				
Long-term debt	1,781	102	-	1,883
Other	581	-	585	1,166
	2,362	102	585	3,049
Income before income taxes	7,716	1,664	(1,714)	7,666
Provision for (recovery of) income taxes				
Current	987	-	-	987
Future	(4,272)	-	16	(4,256)
	(3,285)	-	16	(3,269)
Net income for the year	11,001	1,664	(1,730)	10,935
Net income per unit (note 6)	0.73			0.71

P. 266

Livingston International Income Fund

Pro Forma Consolidated Statement of Income
(Unaudited)
For the three months ended March 31, 2005

(in thousands of Canadian dollars)

	Livingston $	Great Lakes $ (note 1)	Pro forma adjustments $ (note 5)	Pro forma consolidated $
Net revenues	38,246	1,565	-	39,811
Interest income	356	-	-	356
	38,602	1,565	-	40,167
Cost of services	21,779	1,225	-	23,004
Selling, general and administrative expenses	9,567	-	-	9,567
Depreciation	1,183	44	-	1,227
Amortization	3,195	-	188	3,383
	35,724	1,269	188	37,181
Income before the under noted	2,878	296	(188)	2,986
Other income	83	-	-	83
Interest expense				
Long-term debt	337	12	-	349
Other	136	-	98	234
	473	12	98	583
Income before income taxes	2,488	284	(286)	2,486
Provision for (recovery of) income taxes				
Current	559	-	-	559
Future	(986)	-	5	(981)
	(427)	-	5	(422)
Net income for the year	2,915	284	(291)	2,908
Net income per unit (note 6)	0.19			0.19

P 267

Livingston International Income Fund

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2004

(in thousands of Canadian dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of income of Livingston International Income Fund (the "Fund") have been prepared in accordance with Canadian generally accepted accounting principles. The accompanying pro forma consolidated financial statements give effect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. ("Great Lakes").

The pro forma consolidated balance sheet has been prepared from information derived from the audited consolidated financial statements of the Fund as at December 31, 2004 and the audited combined financial statements of Great Lakes as at December 31, 2004 and the adjustments and assumptions outlined below. The pro forma consolidated statement of income for the year ended December 31, 2004 has been derived from the audited consolidated financial statements of the Fund for the year ended December 31, 2004 and the audited combined financial statements of Great Lakes for the year ended December 31, 2004. The pro forma consolidated statement of income for the three months ended March 31, 2005 has been derived from the unaudited consolidated financial statements of the Fund for the three months ended March 31, 2005 and the unaudited combined financial statements of Great Lakes for the two months ended February 28, 2005. Since the acquisition was completed on March 1, 2005, the Fund has included the results of operations in its financial statements from the date of acquisition.

The accounts of Great Lakes are translated using the temporal method. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date of December 31, 2004 and revenue and expenses are translated using the average monthly rates for the applicable periods.

The pro forma consolidated financial statements do not reflect any "normalized" adjustments for the integration of Great Lakes with the Fund or synergies from the acquisition by the Fund of Great Lakes. Certain of the accounting policies adopted by the Fund and Great Lakes may not be consistent. The pro forma consolidated balance sheet and statement of income have not been adjusted to reflect the differences in accounting policies.

The pro forma consolidated financial statements may not be indicative of the financial position and the results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004, the unaudited consolidated financial statements of the Fund for the three months ended March 31, 2005 and the audited combined financial statements of Great Lakes for the year ended December 31, 2004.

(in thousands of Canadian dollars)

2 The Fund

The accompanying pro forma consolidated financial statements of the Fund have been prepared to reflect the acquisition by the Fund of Great Lakes for $19,109 including transaction costs and the issuance of 210,600 Units of the Fund with an assigned value of $4,139. The acquisition was financed by additional borrowings under the Fund's operating facility.

3 Pro forma consolidated balance sheet of the Fund

The pro forma consolidated balance sheet of the Fund as at December 31, 2004 is based on the consolidated balance sheet of the Fund as at December 31, 2004 and has been prepared as if the following proposed transactions had been completed as at December 31, 2004:

a) The acquisition by the Fund of Great Lakes for $19,109 including transaction costs is funded by the operating facility in the amount of $13,801, accrued consideration of $1,169 and the issuance of 210,600 Units with an assigned value of $4,139; and

b) The acquisition by the Fund of Great Lakes has been accounted for by the purchase method. The purchase price has been allocated to the estimated fair values of the net assets acquired. The excess of the purchase price paid by the Fund over the underlying carrying value of the net assets of Great Lakes has been determined as follows:

	$
Cash	13,801
Accrued consideration	1,169
Units (210,600 Units)	4,139
Total cost of acquisition	19,109
Great Lakes' net assets	3,764
Estimated purchase price premium	15,345

The estimated purchase price premium has been allocated as follows:

	$
Property, plant and equipment	(88)
Goodwill	7,613
Intangible assets	8,464
Deferred finance costs and other assets	(43)
Accounts payable and accrued liabilities	(601)
	15,345

(in thousands of Canadian dollars)

The above allocation of purchase price is preliminary. The actual calculation and allocation of the purchase price that is reported in the consolidated financial statements of the Fund is based on the estimated fair value of the assets acquired and liabilities assumed at the time of acquisition. Accordingly, the purchase price will be adjusted subsequently on completion of the transaction and purchase allocation process.

c) Consolidation of Great Lakes with the Fund.

4 Pro forma consolidated statement of income of the Fund for the year ended December 31, 2004

The pro forma consolidated statement of income of the Fund for the year ended December 31, 2004 is based on the consolidated statement of income of the Fund for the year ended December 31, 2004 after the transaction referred to in note 2 had occurred on January 1, 2004 as follows:

a) Consolidation of Great Lakes with the Fund;

b) Amortization in the amount of $1,129 relating to the intangible assets acquired in the purchase of Great Lakes;

c) Interest expense of $585 on additional borrowings and accrued consideration; and

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a tax paying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

5 Pro forma consolidated statement of income of the Fund for the three months ended March 31, 2005

The pro forma consolidated statement of income of the Fund for the three months ended March 31, 2005 is based on the unaudited consolidated statement of income of the Fund for the three months ended March 31, 2005 after the transaction referred to in note 2 had occurred on January 1, 2005 as follows:

a) Consolidation of Great Lakes with the Fund;

b) Amortization in the amount of $188 relating to the intangible assets acquired in the purchase of Great Lakes;

c) Interest expense of $146 on additional borrowings and accrued consideration; and

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a tax paying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

(in thousands of Canadian dollars)

6 Net income per unit

Net income per unit for the Fund for the year ended December 31, 2004 and the three months ended March 31, 2005 is calculated using the weighted average number of units outstanding of 15,102,600 and 15,175,140, respectively. The pro forma net income per unit for the year ended December 31, 2004 and the three months ended March 31, 2005 has been calculated using a weighted average number of units outstanding of 15,313,200, which assumes that the 210,600 Units issued as partial consideration for the acquisition of Great Lakes were issued at the beginning of the period.

Great Lakes Customs Brokerage

Combined Financial Statements
December 31, 2004
(expressed in thousands of U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 6, 2005

Auditors' Report

To the Shareholders of
Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.

We have audited the combined balance sheets of **Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.** as at December 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the companies as at December 31, 2004 and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Great Lakes Customs Brokerage

Combined Balance Sheet

As at December 31, 2004

(expressed in thousands of U.S. dollars)

	2004 $	2003 $ (Unaudited)
Assets		
Current assets		
Cash	120	570
Accounts receivable	1,944	1,594
Prepaid expenses and other	552	106
	2,616	2,270
Property and equipment (note 3)	1,722	1,787
Other assets	38	65
	4,376	4,122
Liabilities		
Current liabilities		
Operating line (note 4)	-	450
Accounts payable and accrued liabilities	278	215
Current portion of long-term debt (note 5)	77	145
	355	810
Long-term debt (note 5)	887	902
	1,242	1,712
Shareholders' Equity		
Capital stock (note 6)	1	52
Contributed surplus	1,346	1,346
Retained earnings	1,787	1,012
	3,134	2,410
	4,376	4,122

Approved by the Board of Directors

Thomas E. Korpolinski Director   Nicholas A. Quarantillo Director

P 274

Great Lakes Customs Brokerage

Combined Statement of Income and Retained Earnings

For the year ended December 31, 2004

(expressed in thousands of U.S. dollars)

	2004 $	2003 $ (Unaudited)
Net revenues	7,234	6,407
Cost of services	5,631	5,400
Depreciation and amortization	226	323
	5,857	5,723
Income before the undernoted	1,377	684
Other expense (income)	18	(69)
Interest expense	79	75
Net income for the year	1,280	678
Retained earnings - Beginning of year	1,012	874
Dividends paid to shareholders	(505)	(540)
Retained earnings - End of year	1,787	1,012

P275

Great Lakes Customs Brokerage

Combined Statement of Cash Flows

For the year ended December 31, 2004

(expressed in thousands of U.S. dollars)

	2004 $	2003 $ (Unaudited)
Cash provided by (used in)		
Operating activities		
Net income for the year	1,280	678
Depreciation and amortization	226	323
Loss on disposal of property and equipment	11	16
Non-cash interest expense	28	4
	1,545	1,021
Changes in operating assets and liabilities		
Accounts receivable	(350)	(194)
Prepaid expenses and other	(446)	(11)
Accounts payable and accrued liabilities	63	(84)
	812	732
Investing activities		
Purchases of property and equipment	(111)	(54)
Proceeds on sale of property and equipment	-	7
Increase in deposits	(1)	(24)
	(112)	(71)
Financing activities		
Net increase (decrease) in line of credit	(450)	50
Repayments of long-term debt	(144)	(164)
Issuance of long-term debt	-	11
Purchase of treasury stock	(51)	-
Dividends paid to shareholders	(505)	(540)
Increase in contributed surplus	-	90
Repayment of advances from shareholders	-	(5)
	(1,150)	(558)
(Decrease) increase in cash during the year	(450)	103
Cash - Beginning of year	570	467
Cash - End of year	120	570
Supplemental disclosures of cash flow information		
Interest paid	61	71
Income taxes paid	-	2

(expressed in thousands of U.S. dollars)

1 Basis of presentation

These combined financial statements combine the results of operations, financial position and cash flows of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. (the "Companies" or "Great Lakes Customs Brokerage"). These entities are under common control of their shareholders. All intercompany transactions have been eliminated.

Great Lakes Customs Brokerage, Inc. ("Great Lakes") is a full service customs broker and freight forwarder, providing logistics management, transportation/distribution and import/export services to domestic and foreign companies. Substantially all of the Company's customers are located in Western New York, the state of Michigan and Southern Ontario, Canada.

South Ranch, Inc. ("South Ranch") is a provider of a web-based software application, SmartBorder, which provides customs brokers and freight carriers with a system of monitoring shipments, preparing U.S. Customs paperwork, streamlining Customs processing and facilitating compliance with governmental agencies in order to expedite the process of gaining entry into the United States.

2 Summary of significant accounting policies

Cash

The Companies maintain their cash in demand deposit and money market accounts which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk with respect to its cash.

Accounts receivable

The Companies grant credit to customers based on credit appraisals and do not require collateral. The Companies' management believe the risk of credit loss in accounts receivable is substantially mitigated by credit evaluations, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of the Companies' services. Allowances for potential credit losses are determined based on historical experience, current evaluation of the composition of accounts receivable and expected credit trends. When an account is deemed uncollectible, the Companies charge operations.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets as follows:

Building	5 to 40 years
Equipment	3 to 15 years
Vehicles	5 to 10 years
Leasehold improvements	term of the lease

(expressed in thousands of U.S. dollars)

Impairment of long-lived assets

An impairment charge is recognized for long-lived assets when an event or change in circumstances causes an asset's carrying value to exceed the total undiscounted cash flows expected from their use and eventual disposition. The impairment loss is calculated as the difference between the fair value of the assets and their carrying value.

Revenue recognition

Great Lakes records revenue when the services are rendered.

South Ranch derives its revenues from the licensing of its SmartBorder web-based application and from related usage fees and support services. South Ranch recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been provided, the fee is fixed or determinable and related collection is probable.

Advertising

Advertising costs are charged to operations in the period in which the advertising occurs. Advertising expense was $75 for the year ended December 31, 2004 (2003 - $8 (unaudited)).

Income taxes

The Companies, with the consent of their shareholders, have elected to be treated as S Corporations for federal and state income tax purposes, whereby income or loss from the Companies is taxed at the individual shareholder level. Accordingly, no provision for income taxes has been reflected in the accompanying combined financial statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Accordingly, actual results may differ from these estimates.

Financial instruments

The Companies' financial instruments consist of cash, accounts receivable, operating line, accounts payable and accrued liabilities and long-term debt. The carrying values of these financial instruments, except for long-term debt, approximate their fair values due to the immediate or short-term maturity. The carrying value of the long-term debt approximates its fair value.

The Companies' long-term debt has a fixed interest rate. Accordingly, the fair value of the long-term debt will vary with changes in interest rates.

(expressed in thousands of U.S. dollars)

3 Property and equipment

Property and equipment consisted of the following:

			2004	2003
	Cost $	Accumulated depreciation $	Net $	Net $ (Unaudited)
Land and buildings	1,458	351	1,107	1,162
Equipment	830	509	321	423
Vehicles	408	220	188	184
Leasehold improvements	109	3	106	18
	2,805	1,083	1,722	1,787

4 Line of credit

The Companies have a line of credit arrangement with a bank, which allows for maximum borrowings of $600, bearing interest at the bank's prime lending rate (5.25% as at December 31, 2004). Outstanding borrowings are secured by substantially all the assets of Great Lakes and by the personal guarantees of the shareholders. The current agreement expires on September 30, 2005. There were no amounts outstanding under this arrangement as at December 31, 2004.

(expressed in thousands of U.S. dollars)

5 Long-term debt

Long-term debt consisted of the following as at December 31, 2004:

	2004 $	2003 $ (Unaudited)
Mortgage payable to a bank in monthly instalments of $8 including interest at 6.1% per annum, with a final payment of approximately $414 due January 2013. The note is secured by the Company's real property	836	875
Note payable to a bank in monthly instalments of $1 including interest at 6.2% per annum, maturing in December 2008. The note is secured by a vehicle	61	-
Note payable to a bank in monthly instalments of $1 including interest at 5.9% per annum, maturing in April 2008. The note is secured by a vehicle	54	69
Note payable to a bank in monthly instalments of $1 including interest at 4.8% per annum, maturing in July 2007. The note is secured by a vehicle	13	18
Other notes payable and capital lease obligations	-	85
	964	1,047
Less: Current portion	77	145
	887	902

Great Lakes has an additional term loan facility with a bank of $200 available for future purchases of vehicles and equipment. As at December 31, 2004, no amounts were outstanding under this facility.

The mortgage agreement contains various covenants pertaining to Great Lakes' performance. As at December 31, 2004, Great Lakes was in compliance with these covenants.

Annual principal maturities of long-term debt for the five years subsequent to December 31, 2004 and thereafter are as follows:

	$
2005	77
2006	81
2007	84
2008	73
2009	54
Thereafter	595
	964

(expressed in thousands of U.S. dollars)

6 Capital stock

The authorized and issued capital stock of Great Lakes is 200 common shares and 100 common shares, respectively.

The authorized and issued capital stock of South Ranch is 200 common shares and 60 common shares, respectively. During the year, South Ranch acquired 6 common shares for $51. As these shares have not been cancelled, there are 54 common shares outstanding.

Common stock consists of the following:

	2004 $	2003 $ (Unaudited)
Common stock	52	52
Less: Treasury shares	51	-
	1	52

7 Retirement plan

Great Lakes maintains a qualified, contributory 401(k) profit sharing plan (the "Plan") for substantially all of its employees. Under the terms of the Plan, Great Lakes has the option of making discretionary matching contributions, which are allocated to participants, in part, on the basis of the employees' voluntary contributions. Related expense was $54 (2003 - $60 (unaudited)) for the year ended December 31, 2004.

8 Commitments and contingencies

Great Lakes leases six offices under operating lease agreements expiring at various dates through June 2011. Three locations have month-to-month lease terms and are cancellable at any time by either party. The other three locations have non-cancellable terms and have annual minimum lease payments for the five years subsequent to December 31, 2004 as follows:

	$
2005	32
2006	23
2007	20
2008	18
2009	18

Total rental expense related to these leases was $68 for the year ended December 31, 2004 (2003 - $64 (unaudited)).

(expressed in thousands of U.S. dollars)

9 Related party transactions and balances

South Ranch leases office space under an operating lease agreement with a company owned by the shareholders. The agreement provides for a monthly rental payment of $4 through June 2009. South Ranch is also required to pay all utilities, maintenance, real estate taxes and insurance costs in connection with the lease. These transactions are recorded at their exchange amount, which is the consideration established and agreed to by the parties. Annual minimum lease payments for the five years subsequent to December 31, 2004 are approximately as follows:

	$
2005	50
2006	50
2007	50
2008	50
2009	25

Total rental expense was $39 for the year ended December 31, 2004.

Included in accounts payable and accrued liabilities is $1 due from a shareholder as at December 31, 2004 (2003 - $1).

10 Subsequent event

On March 1, 2005, all of the issued and outstanding common stock of the Companies was purchased by Livingston International, Inc. for cash consideration of $11,105 and 210,600 units of Livingston International Income Fund. The purchase is subject to change based on the working capital balances at February 28, 2005.